Exhibit 99.1

Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

November 3, 2023

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of Cazoo Group Ltd (“we,” “us,” “our,” or the “Company”), which will be held at 3:00 p.m. GMT on Tuesday, November 21, 2023 at 41 Chalton Street, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM and inputting your unique, 16-digit control number included in your proxy materials.

The Extraordinary General Meeting is being called to approve a series of transactions (the “Transactions”) aimed at improving the Company’s capital structure, reducing the Company’s indebtedness and creating a platform for future profitability. In accordance with the transaction support agreement (the “Transaction Support Agreement”), dated as of September 20, 2023, as amended on November 3, 2023, by and among the Company, certain holders of the Company’s 2.00% convertible senior notes due 2027 (the “Convertible Notes”), who, together with the holders of Convertible Notes who signed joinder agreements to the Transaction Support Agreement as of the date of this Proxy Statement, hold 85% of the aggregate outstanding principal amount of the Convertible Notes (the “Consenting Noteholders”) and certain holders of our Class A ordinary shares, par value $0.002 per share (the “Class A ordinary shares”) who, together with the shareholders who signed joinder agreements to the Transaction Support Agreement as of the date of this Proxy Statement, hold more than 32% of the Company’s outstanding Class A ordinary shares (the “Consenting Equityholders” and, together with Consenting Noteholders, the “Consenting Stakeholders”), the Transactions consist of: (a) the exchange of the Convertible Notes for $200 million aggregate principal amount of our senior secured notes due 2027 (the “New Notes”) and Class A ordinary shares that will represent 92% of our outstanding Class A ordinary shares following consummation of the exchange offer (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”), (b) the issuance of three tranches of warrants (the “New Warrants”) to the existing holders of all of our outstanding Class A ordinary shares (the “Existing Shareholders”), and (c) the replacement of our board of directors (the “Board”) with a new seven-person board of directors (the “New Board”) on or after the closing date of the Transactions (the “Closing Date”), with six directors chosen by the holders of the Convertible Notes and one director chosen by our existing Board.

In addition to seeking approval of the Transactions, the Extraordinary General Meeting is also being called to approve (i) a reverse stock split in which holders of 100 Class A ordinary shares will receive one (1) new Class A ordinary share, par value $0.20 per share (the “Reverse Stock Split”) (a “share consolidation” under the laws of the Cayman Islands), (ii) an increase to our authorized share capital (the “Share Increase”) and (iii) amendments to our amended and restated articles of association (the “Articles” and, such amendment, the “Articles Amendment”). It is a condition to the closing of the Transactions that the matters proposed to shareholders at the Extraordinary General Meeting, including the Transactions, the Reverse Stock Split, the Share Issuance and the Articles Amendment, which are described below, be approved (the “Shareholder Approval”). If we fail to obtain Shareholder Approval, the Transactions will not be completed.

By entering into the Transaction Support Agreement, the Consenting Equityholders, who hold more than 32% of the Company’s Class A ordinary shares, have indicated their intention to vote “FOR” each of the proposals set forth below and in the Proxy Statement.

At the Extraordinary General Meeting, you will be asked to consider and approve the proposals set forth below:

1.	The Transactions Proposal. As a special resolution, to approve the following transactions (such proposal, the “Transactions Proposal”):

●	Exchange Offer. The exchange of the Convertible Notes for (x) $200 million aggregate principal amount of our 4%/2% cash/payment-in-kind (“PIK”) toggle senior secured notes due February 16, 2027 issued pursuant to an indenture (the “New Notes Indenture”) guaranteed by all of the Company’s existing subsidiaries in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company, and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles), and (y) the New Shares consisting of newly issued Class A ordinary shares such that immediately following consummation of the Transactions the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (subject to dilution by the Existing Warrants (as defined in the Proxy Statement), the New Warrants and the MIP (as defined in the Proxy Statement), including the provision of customary registration rights).

●	New Warrants. The issuance of three tranches of New Warrants (the “New Tranche 1 Warrants,” the “New Tranche 2 Warrants” and the “New Tranche 3 Warrants”) to the Company’s Existing Shareholders, with each such tranche exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, outlined below:

○

New Tranche 1 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 1 Warrants would initially be exercisable for 422,098 Class A ordinary shares at an exercise price of $99.50. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

○

New Tranche 2 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 2 Warrants would initially be exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37. If the Company’s equity value reaches $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

○	New Tranche 3 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares at an exercise price of $234.85. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

●	New Board. The replacement of the existing Board with the New Board consisting of seven members on or after the Closing Date, with six members chosen by the holders of the Convertible Notes and one member chosen by the current Board.

●	Transaction Support Agreement. The Company’s shareholders are being asked to approve the Transaction Support Agreement and the transactions contemplated thereby, including the Exchange Offer, the issuance of the New Warrants and the replacement of the Board with the New Board.

2.	Reverse Stock Split Proposal. As an ordinary resolution, that every 100 shares with a par value of US$0.002 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.20, so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”).

3.	Share Increase Proposal. As an ordinary resolution, that immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased as described below (the “Share Increase Proposal”):

●	FROM: US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each,

●	TO: US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Share Increase at its discretion.

4.	Articles Amendment Proposal. As a special resolution, that the Articles be amended as follows (the “Articles Amendment Proposal”):

●	by providing for the new defined term “Board Nominee,” which shall mean the director nominated by the current Board prior to the Closing Date, such director’s designee, and any subsequent designee of the person then serving in such director’s place during the term for which such director is serving (amended Article 1.1);

●	by providing that general meetings of shareholders may be called by (1) the board, (2) the chairperson of the board or (3) the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares, and that a general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the board or the chairperson of the board (amended Article 24.3);

●	by providing that a director may be removed from office for cause by (1) special resolution of the Company or (2) vote or written notice or direction signed by the other directors numbering at least a majority of the then appointed directors (amended Article 31.5); and

●

by providing that notwithstanding any other provision contained in the Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any director and to appoint any person to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date. Where a director is appointed pursuant to this provision, and at such time the board is divided into classes, such appointment may also assign the new director to Class I, Class II or Class III, failing which, the board is authorised to assign new directors to such classes (new Article 31.6).

The full text of the special resolution to be approved at the Extraordinary General Meeting to implement the Articles Amendment Proposal is set out in the Proxy Statement.

5.	Adjournment Proposal. As an ordinary resolution, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Cazoo is unable to consummate the Transactions due to not obtaining the Shareholder Approval (the “Adjournment Proposal”).

The formal notice of the Extraordinary General Meeting and the Proxy Statement has been made a part of this invitation.

Whether or not you plan to attend the Extraordinary General Meeting, it is important that your shares be represented and voted at the Extraordinary General Meeting. After reading the Proxy Statement, please promptly vote. Your shares cannot be voted unless you vote by Internet, telephone or mail, vote as instructed by your broker, or vote your shares at the Extraordinary General Meeting.

We look forward to seeing you at the meeting.

Sincerely,

Alex Chesterman OBE

Chair of the Board of Directors

Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY,
NOVEMBER 21, 2023

To Our Shareholders:

Cazoo Group Ltd (“we,” “us,” “our,” or the “Company”) will hold an Extraordinary General Meeting of Shareholders at 3:00 p.m. GMT on Tuesday, November 21, 2023 at 41 Chalton Street, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM and inputting your unique, 16-digit control number included in your proxy materials.

The Extraordinary General Meeting is being called to approve a series of transactions (the “Transactions”) aimed at improving the Company’s capital structure, reducing the Company’s indebtedness and creating a platform for future profitability. In accordance with the transaction support agreement (the “Transaction Support Agreement”), dated as of September 20, 2023, as amended on November 3, 2023, by and among the Company, certain holders of the Company’s 2.00% convertible senior notes due 2027 (the “Convertible Notes”), who, together with the holders of Convertible Notes who signed joinder agreements to the Transaction Support Agreement as of the date of this Proxy Statement, hold 85% of the aggregate outstanding principal amount of the Convertible Notes (the “Consenting Noteholders”) and certain holders of our Class A ordinary shares, par value $0.002 per share (the “Class A ordinary shares”) who, together with the shareholders who signed joinder agreements to the Transaction Support Agreement as of the date of this Proxy Statement, hold more than 32% of the Company’s outstanding Class A ordinary shares (the “Consenting Equityholders” and, together with Consenting Noteholders, the “Consenting Stakeholders”), the Transactions consist of: (a) the exchange of the Convertible Notes for $200 million aggregate principal amount of our senior secured notes due 2027 (the “New Notes”) and Class A ordinary shares that will represent 92% of our outstanding Class A ordinary shares following consummation of the exchange offer (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”), (b) the issuance of three tranches of warrants (the “New Warrants”) to the existing holders of all of our outstanding Class A ordinary shares (the “Existing Shareholders”), and (c) the replacement of our board of directors (the “Board”) with a new seven-person board of directors (the “New Board”) on or after the closing date of the Transactions (the “Closing Date”), with six directors chosen by the holders of the Convertible Notes and one director chosen by our existing Board.

In addition to seeking approval of the Transactions, the Extraordinary General Meeting is also being called to approve (i) a reverse stock split in which holders of 100 Class A ordinary shares will receive one (1) new Class A ordinary share, par value $0.20 per share (the “Reverse Stock Split”) (a “share consolidation” under the laws of the Cayman Islands), (ii) an increase to our authorized share capital (the “Share Increase”) and (iii) amendments to our amended and restated articles of association (the “Articles” and, such amendment, the “Articles Amendment”). It is a condition to the closing of the Transactions that the matters proposed to shareholders at the Extraordinary General Meeting, including the Transactions, the Reverse Stock Split, the Share Issuance and the Articles Amendment, which are described below, be approved (the “Shareholder Approval”). If we fail to obtain Shareholder Approval, the Transactions will not be completed.

By entering into the Transaction Support Agreement, the Consenting Equityholders, who hold more than 32% of the Company’s Class A ordinary shares, have indicated their intention to vote “FOR” each of the proposals set forth below and in this Proxy Statement.

At the Extraordinary General Meeting, you will be asked to consider and approve the proposals set forth below:

1.	The Transactions Proposal. As a special resolution, you will be asked to consider and approve the transactions outlined below (such proposal, the “Transactions Proposal”):

●	Exchange Offer. The exchange of the Convertible Notes for (x) $200 million aggregate principal amount of our 4%/2% cash/payment-in-kind (“PIK”) toggle senior secured notes due February 16, 2027 issued pursuant to an indenture (the “New Notes Indenture”) guaranteed by all of the Company’s existing subsidiaries in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company, and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles), and (y) the New Shares consisting of newly issued Class A ordinary shares such that immediately following consummation of the Transactions the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (subject to dilution by the Existing Warrants (as defined in the Proxy Statement), the New Warrants and the MIP (as defined in the Proxy Statement), including the provision of customary registration rights).

●	New Warrants. The issuance of three tranches of New Warrants (the “New Tranche 1 Warrants,” the “New Tranche 2 Warrants” and the “New Tranche 3 Warrants”) to the Company’s Existing Shareholders, with each such tranche exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, outlined below:

○

New Tranche 1 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 1 Warrants would initially be exercisable for 422,098 Class A ordinary shares at an exercise price of $99.50. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

○

New Tranche 2 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 2 Warrants would initially be exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37. If the Company’s equity value reaches $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

○	New Tranche 3 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares at an exercise price of $234.85. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

●	New Board. The replacement of the existing Board with the New Board consisting of seven members on or after the Closing Date, with six members chosen by the holders of the Convertible Notes and one member chosen by the current Board.

●	Transaction Support Agreement. The Company’s shareholders are being asked to approve the Transaction Support Agreement and the transactions contemplated thereby, including the Exchange Offer, the issuance of the New Warrants and the replacement of the Board with the New Board.

2.	Reverse Stock Split Proposal. As an ordinary resolution, that every 100 shares with a par value of US$0.002 each in the Company’s issued and unissued share capital be consolidated into one (1) share (each, a “Consolidated Share”) with a par value of US$0.20, so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”).

3.	Share Increase Proposal. As an ordinary resolution, that immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased as described below (the “Share Increase Proposal”):

●	FROM: US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each,

●	TO: US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Share Increase at its discretion.

4.	Articles Amendment Proposal. As a special resolution, that the Articles be amended as follows (the “Articles Amendment Proposal”):

●	by providing for the new defined term “Board Nominee,” which shall mean the director nominated by the current Board prior to the Closing Date, such director’s designee, and any subsequent designee of the person then serving in such director’s place during the term for which such director is serving (amended Article 1.1);

●	by providing that general meetings of shareholders may be called by (1) the board, (2) the chairperson of the board or (3) the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares, and that a general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the board or the chairperson of the board (amended Article 24.3);

●	by providing that a director may be removed from office for cause by (1) special resolution of the Company or (2) vote or written notice or direction signed by the other directors numbering at least a majority of the then appointed directors (amended Article 31.5); and

●

by providing that notwithstanding any other provision contained in the Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any director and to appoint any person to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date. Where a director is appointed pursuant to this provision, and at such time the board is divided into classes, such appointment may also assign the new director to Class I, Class II or Class III, failing which, the board is authorised to assign new directors to such classes (new Article 31.6).

5.	Adjournment Proposal. As an ordinary resolution, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Cazoo is unable to consummate the Transactions due to not obtaining Shareholder Approval (the “Adjournment Proposal”).

These items of business are described in the Proxy Statement that follows this notice. Shareholders of record at the close of business on October 10, 2023 (the “Record Date”) are entitled to notice of and to vote at the Extraordinary General Meeting and any adjournments or postponements of the Extraordinary General Meeting. The Extraordinary General Meeting may transact such other business as may properly come before the meeting and any and all postponements or adjournments thereof.

Your vote is important. Voting your shares will ensure the presence of a quorum at the Extraordinary General Meeting. Please promptly vote your shares by following the instructions for voting by completing, signing, dating and returning your proxy card or by voting on the Internet or by telephone as described on your proxy card. A proxy card sent by mail must be received no later than November 20, 2023.

By Order of Board of Directors,

Alex Chesterman OBE

Chair of the Board of Directors

This Notice of Extraordinary General Meeting of Shareholders and Proxy Statement are first being mailed to shareholders on or about November 3, 2023.

i

Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

PROXY STATEMENT
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the board of directors (the “Board”) of Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands (“Cazoo,” “we,” “us,” “our” or the “Company”), of proxies in the accompanying form to be used at the Extraordinary General Meeting of Shareholders of the Company to be held at 3:00 p.m. GMT on Tuesday, November 21, 2023 at 41 Chalton Street, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM (the “Extraordinary General Meeting”).

This Proxy Statement is first being mailed to shareholders on or about November 3, 2023.

IMPORTANT

Please promptly vote by Internet, telephone or mail, or by following the instructions provided by your broker, bank or nominee, so that your shares can be represented at the Extraordinary General Meeting.

You may vote in one of the following ways:

Internet	Telephone	Mail	At the Extraordinary General Meeting
Shareholders can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card	Shareholders can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card	Shareholders can vote by mail by signing, dating and mailing the proxy card	Shareholders can vote their shares during the Extraordinary General Meeting either in person or via the Internet by following the instructions at www.virtualshareholdermeeting.com/CZOO2023SM. Shareholders will need the 16-digit control number provided on their proxy card or the instructions that accompanied their proxy materials.

ABOUT THIS PROXY STATEMENT

This document constitutes a Notice of the Extraordinary General Meeting and a Proxy Statement with respect to the Extraordinary General Meeting of Cazoo Group Ltd at which Cazoo shareholders are being asked to consider and vote upon a proposal to approve the Transactions and the Transaction Support Agreement, among other matters.

References to “U.S.$,” “U.S. Dollars,” “USD” and “$” in this Proxy Statement are to United States dollars, the legal currency of the United States. References to “Pound(s) Sterling,” “GBP” and “£” in this Proxy Statement are to the legal currency of the United Kingdom. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this Proxy Statement have been rounded to a single decimal place for the convenience of readers.

FREQUENTLY USED TERMS

Unless otherwise indicated and unless the context otherwise requires, “we,” “us,” “our,” “Cazoo” or the “Company” refer to Cazoo Group Ltd, a Cayman Islands exempted company, and its subsidiaries.

Unless otherwise stated in this Proxy Statement reference to:

●	“2022 Indenture” means the indenture, dated as of February 16, 2022, by and between Cazoo Group Ltd and U.S. Bank Trust Company, National Association, as trustee, regarding the Company’s 2.00% Convertible Senior Notes due 2027.

●	“affiliate” means, with respect to any specified person, any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person, through one or more intermediaries or otherwise.

●	“Ajax” means Ajax I, a Cayman Islands exempted company.

●	“Annual Report” means the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023.

●	“Articles” means the amended and restated memorandum and articles of association of the Company.

●

“Articles Amendment” means the amendments to the Articles such that (1) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the right by vote or written consent or direction to the Company to remove directors with or without cause and to appoint any person to fill any director positions that remain unfilled by like means; provided that the director appointed by the current Board (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date, (2) a director may be removed from office for cause by the other directors then appointed numbering at least a majority and (3) holder(s) of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall have the ability to convene a general meeting of the Company.

●	“Board” means the existing board of directors of the Company as of the date of this Proxy Statement.

●	“Brexit” means the United Kingdom (“UK”) leaving the European Union (“EU”).

●	“Business Combination” means the completion of Cazoo’s business combination with Ajax I on August 26, 2021 pursuant to the Business Combination Agreement.

●	“Business Combination Agreement” means the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021, by and among Ajax I, Capri Listco and Cazoo.

●	“Business Realignment Plan” means the plan announced by the Company on June 7, 2022 which was designed to de-risk the Company’s path to profitability and to maximize the Company’s liquidity.

●	“Class A ordinary shares” means the Cazoo Class A ordinary shares, par value $0.002 per share or, following the Reverse Stock Split, par value $0.20 per share (as applicable).

●	“Class B Shares” means the Cazoo Class B ordinary shares, par value $0.002 per share or, following the Reverse Stock Split, par value $0.20 per share (as applicable).

●	“Class C Shares” means the Cazoo Class C ordinary shares, par value $0.002 per share or, following the Reverse Stock Split, par value $0.20 per share (as applicable).

●	“Closing Date” means the date on which all of the Transactions, excluding the replacement of the Board with the New Board, will be consummated.

●	“Code” means the United States Internal Revenue Code of 1986, as amended.

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

●	“Consenting Equityholders” means the holders of the Class A ordinary shares who are party to the Transaction Support Agreement.

●	“Consenting Noteholders” means the holders of the Convertible Notes who are party to the Transaction Support Agreement.

●	“Consenting Stakeholders” means the Consenting Equityholders and the Consenting Noteholders.

●	“Continental” means Continental Stock Transfer & Trust Company.

●	“Convertible Notes” means $630 million aggregate principal amount of the Company’s 2.00% Convertible Senior Notes due 2027.

●	“De-SPAC Transactions” means the transactions contemplated by the Business Combination Agreement.

●	“DTC” means the Depository Trust Company.

●	“Equiniti” means Equiniti Trust Company.

●	“EU” means the European Union.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“Exchange Offer” means the offer to exchange $630 million principal amount of the Convertible Notes for the New Notes and the New Shares.

●	“Existing Shareholders” means the holders of Class A ordinary shares immediately prior to the Closing Date but after giving effect to the Reverse Stock Split.

●	“Existing Warrants” means the warrants issued pursuant to the Existing Warrant Agreement.

●	“Existing Warrant Agreement” means that certain Warrant Agreement, dated as of October 27, 2020, between Ajax and Continental, as amended by the Amendment to and Assignment of Warrant Agreement, dated as of August 23, 2021, by and among Ajax, the Company, Continental and Equiniti, with respect to the Existing Warrants.

●

“Extraordinary General Meeting” means the extraordinary general meeting of the shareholders of the Company to be held at 3:00 p.m. GMT on Tuesday, November 21, 2023 at 41 Chalton Street, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM.

●	“Farallon” means certain funds, accounts and entities managed or advised by Farallon Capital Management, L.L.C.

●	“FCA” means the UK Financial Conduct Authority and any successor authority thereto.

●	“GAAP” means United States generally accepted accounting principles, consistently applied.

●	“HP” means hire purchase plans.

●	“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

●	“Incentive Equity Plan” means the incentive equity plan pursuant to which directors, employees and consultants of Cazoo and its affiliates may receive equity and equity-based incentive awards.

●	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

●

“New Board” means the new seven-member board of directors of the Company that will be appointed on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon.

●	“New Notes” means $200 million aggregate principal amount of the Company’s senior secured notes due 2027.

●	“New Notes Indenture” means the contemplated indenture expected to be dated as of the Closing Date by and between Cazoo Group Ltd, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent, regarding the New Notes.

●	“New Registration Rights Agreement” means the registration rights agreement by and between the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement.

●	“New Shares” means the Class A ordinary shares to be issued in connection with the Exchange Offer that will equal 92% of the outstanding Class A ordinary shares immediately following the Closing Date.

●	“New Tranche 1 Warrants” means the first tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $525 million.

●	“New Tranche 2 Warrants” means the second tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.025 billion.

●	“New Tranche 3 Warrants” means the third tranche of the New Warrants, which will become exercisable upon the Company achieving an equity value of $1.5 billion.

●	“New Warrants” means, collectively, the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants issued pursuant to the New Warrant Agreements and registered on a registration statement on Form F-1.

●	“New Warrant Agreements” means the warrant agreements, each to be dated as of the Closing Date, by and between Cazoo and Equinity Trust Company, LLC, as warrant agent, with respect to the New Warrants.

●	“NYSE” means the New York Stock Exchange.

●	“NYSE Manual” means the Listed Company Manual of the NYSE, as amended.

●	“OEMs” means original equipment manufacturers.

●	“Ordinary Shares” means the Class A ordinary shares together with the Class B Shares and the Class C Shares.

●	“Outside Date” means December 15, 2023, subject to extension to January 15, 2024 if the Form F-1 registering the issuance of the New Warrants is not effective by December 15, 2023 or the SEC is still reviewing the Schedule TO for the Exchange Offer at December 15, 2023.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Registration Rights Agreement” means the Registration Rights Agreement dated as of February 16, 2022 by and between the Company and the holders named therein.

●	“Reverse Stock Split” means the consolidation of every 100 shares in the capital of Cazoo with a par value of $0.002 each in Cazoo’s issued and unissued share capital into one (1) share with a par value of $0.20 to be submitted to a vote of the Company’s shareholders at the Extraordinary General Meeting and subject to such approval, to take effect on the Closing Date.

●	“Revised 2023 Plan” means the plan announced by the Company on January 18, 2023 aimed at improving the unit economics of the business.

●	“Revised Business Plans” means the Business Realignment Plan, the winddown of operations in Europe and the Revised 2023 Plan.

●	“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

●	“SEC” means the United States Securities and Exchange Commission.

●	“Securities Act” means the United States Securities Act of 1933, as amended.

●	“Share Increase” means the increase to the Company’s authorized share capital to be submitted to a vote of the Company’s shareholders at the Extraordinary General Meeting and subject to such approval, to take effect on the Closing Date.

●	“Shareholder Approval” means the approval by Cazoo shareholders of (1) the Transactions Proposal (at least 66 2/3% of the Class A ordinary shares present or represented by proxy at the Extraordinary General Meeting in respect of which the votes are cast), (2) the Reverse Stock Split Proposal (more than 50% of the Class A ordinary shares present or represented by proxy at the Extraordinary General Meeting in respect of which the votes are cast), (3) the Share Increase Proposal (more than 50% of the Class A ordinary shares present or represented by proxy at the Extraordinary General Meeting in respect of which the votes are cast) and (4) the Articles Amendment Proposal (at least 66 2/3% of the Class A ordinary shares present or represented by proxy at the Extraordinary General Meeting in respect of which the votes are cast).

●	“Steering Committee” means, together, Viking and Farallon.

●	“Transactions” means, collectively, (i) the Exchange Offer, (ii) the issuance of the New Warrants to the Existing Shareholders, including the registration of the New Warrants, (iii) the replacement of the Board with a new seven-member board of directors on or after the Closing Date, six of whom will be chosen by the holders of our Convertible Notes and one of whom will be chosen by the existing Board, (iv) the Reverse Stock Split, (v) the Share Increase, (vi) the Articles Amendment and (vii) seeking the approval of our shareholders at the Extraordinary General Meeting of (a) the Exchange Offer, (b) the issuance of the New Warrants, (c) the replacement of the Board with the New Board, (d) the Reverse Stock Split, (e) the Share Increase, (f) the Articles Amendment and (g) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement.

●	“Transaction Support Agreement” means that certain Transaction Support Agreement (together with all the exhibits, annexes and schedules thereto), dated as of September 20, 2023, as amended on November 3, 2023, by and among the Company and certain subsidiaries thereof, the Consenting Noteholders and the Consenting Equityholders.

●	“UK” means the United Kingdom.

●	“UK DPA” means the United Kingdom’s Data Protection Act 2018.

●	“UK GDPR” means the UK General Data Protection Regulation as defined by the UK DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019.

●	“Viking” means Viking Global Investors LP, on behalf of certain funds, accounts and entities.

●	“Warrants” means, together, the Existing Warrants and the New Warrants.

QUESTIONS AND ANSWERS ABOUT
THE PROXY MATERIALS AND THE EXTRAORDINARY GENERAL MEETING

Why am I receiving this Proxy Statement?

You are receiving this Proxy Statement because Cazoo shareholders are being asked to consider and vote to approve the proposals described below. Cazoo believes that Shareholder Approval of the Transactions Proposal, the Reverse Stock Split Proposal, the Share Increase Proposal and the Articles Amendment Proposal will enable the Company to significantly improve its capital structure and create a platform for profitable growth in the future. The proposals are:

(1)	The Transactions Proposal. As a special resolution, you will be asked to consider and approve the transactions outlined below (such proposal, the “Transactions Proposal”):

●	Exchange Offer. The exchange of the Convertible Notes for (x) $200 million aggregate principal amount of our 4%/2% cash/payment-in-kind toggle senior secured notes due February 16, 2027 issued pursuant to the New Notes Indenture, guaranteed by all of the Company’s existing subsidiaries in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company, and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles), and (y) the New Shares consisting of newly issued Class A ordinary shares such that immediately following consummation of the Transactions the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (subject to dilution by the Existing Warrants (as defined in the Proxy Statement), the New Warrants and the MIP (as defined in the Proxy Statement), including the provision of customary registration rights).

●	New Warrants. The issuance of three tranches of New Warrants to the Company’s Existing Shareholders, with each such tranche exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, outlined below:

○	New Tranche 1 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 1 Warrants would initially be exercisable for 422,098 Class A ordinary shares at an exercise price of $99.50. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

○	New Tranche 2 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 2 Warrants would initially be exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37. If the Company’s equity value reaches $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

○	New Tranche 3 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares at an exercise price of $234.85. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

●	New Board. The replacement of the existing Board with the New Board consisting of seven members on or after the Closing Date, with six members chosen by the holders of the Convertible Notes and one member chosen by the current Board.

●	Transaction Support Agreement. The Company’s shareholders are being asked to approve the Transaction Support Agreement and the transactions contemplated thereby, including the Exchange Offer, the issuance of the New Warrants and the replacement of the Board with the New Board.

(2)	Reverse Stock Split Proposal. As an ordinary resolution, that every 100 shares with a par value of US$0.002 each in the Company’s issued and unissued share capital be consolidated into one Consolidated Share with a par value of US$0.20, so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Reverse Stock Split at its discretion (the “Reverse Stock Split Proposal”).

(3)	Share Increase Proposal. As an ordinary resolution, that immediately following the Reverse Stock Split becoming effective, the authorized share capital of the Company be increased as described below (the “Share Increase Proposal”):

●	FROM: US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each,

●	TO: US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Share Increase at its discretion.

(4)	Articles Amendment Proposal. As a special resolution, that the Articles be amended as follows (the “Articles Amendment Proposal”):

●	by providing for the new defined term “Board Nominee,” which shall mean the director nominated by the current Board prior to the Closing Date, such director’s designee, and any subsequent designee of the person then serving in such director’s place during the term for which such director is serving (amended Article 1.1);

●	by providing that general meetings of shareholders may be called by (1) the board, (2) the chairperson of the board or (3) the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares, and that a general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the board or the chairperson of the board (amended Article 24.3);

●	by providing that a director may be removed from office for cause by (1) special resolution of the Company or (2) vote or written notice or direction signed by the other directors numbering at least a majority of the then appointed directors (amended Article 31.5); and

●

by providing that notwithstanding any other provision contained in the Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any director and to appoint any person to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date. Where a director is appointed pursuant to this provision, and at such time the board is divided into classes, such appointment may also assign the new director to Class I, Class II or Class III, failing which, the board is authorised to assign new directors to such classes (new Article 31.6).

(5)	Adjournment Proposal. As an ordinary resolution, the adjournment of the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Cazoo is unable to consummate the Transactions due to a lack of shareholder approval (the “Adjournment Proposal”).

See the sections entitled “Description of the Transactions and the Transaction Agreements,” “Proposal 1: Transactions Proposal,” “Proposal 2: Reverse Stock Split Proposal,” “Proposal 3: Share Increase Proposal,” “Proposal 4: Articles Amendment Proposal” and “Proposal 5: Adjournment Proposal.”

Are any of the proposals conditioned on one another?

Yes. Shareholder approval of the Transactions Proposal, the Reverse Stock Split Proposal, the Share Increase Proposal and the Articles Amendment Proposal are each conditioned on the approval of all of those proposals. For example, in the event the Reverse Stock Split Proposal and/or the Share Increase Approval and/or the Articles Amendment Proposal are not approved, Cazoo will not implement the Transactions Proposal and will not consummate the Transactions, and, if the Transactions Proposal is not approved, Cazoo will not implement the Reverse Stock Split, the Share Increase or the Articles Amendment.

Approval of the Adjournment Proposal is not conditioned on the approval of any other proposal at the Extraordinary General Meeting.

Why is Cazoo proposing the Transactions Proposal?

The Transactions consist of the Exchange Offer, the issuance of New Warrants to Existing Shareholders and the replacement of the Board with the New Board. Cazoo’s Board considered a number of factors pertaining to the Transactions as generally supporting its decision to approve the Transactions and related matters contemplated thereby, including, but not limited to, the following material factors:

●	an improvement to Cazoo’s capital structure and a reduction in Cazoo’s indebtedness and refinancing risk;

●	the enhanced ability to raise capital;

●	an improved ability to engage in strategic initiatives;

●	the opportunity for existing shareholders to participate in Cazoo’s potential growth;

●	an ability to grow Cazoo’s shareholder base;

●	a reduction in Cazoo’s delisting risk;

●	an improved ability to continue as a going concern; and

●	an enhanced ability for Cazoo to achieve its business plan.

Why is Cazoo proposing the Reverse Stock Split Proposal?

The purpose for seeking approval to effect the Reverse Stock Split is to increase the per share trading value of the Class A ordinary shares, which the Company believes will make trading in the Class A ordinary shares more attractive to certain institutional investors and increase shareholder interest in the Company.

There can be no assurance that the Reverse Stock Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Company’s Class A ordinary shares, immediately after the Reverse Stock Split, if implemented, will increase proportionately with the Reverse Stock Split, or that any increase will be sustained for any period of time.

Why is Cazoo proposing the Share Increase Proposal?

The Board believes it is in the best interests of the Company to increase the authorized number of shares in order to have additional shares available for issuance as the Board deems appropriate or necessary. The primary purpose of the Share Increase Proposal is to provide the Company with greater flexibility with respect to managing its share capital in connection with such corporate purposes as may, from time to time, be considered advisable by the Board. These corporate purposes could include, without limitation, financing activities, public or private offerings, share dividends or capitalizations, the conversion of convertible securities, the issuance of options and other equity awards pursuant to our incentive plans and establishing strategic relationships and completing strategic initiatives. Having an increased number of authorized but unissued shares would allow us to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of shareholders for the purpose of approving an increase in our authorized share capital. The Board will determine whether, when and on what terms the issuance of shares may be warranted in connection with any of the foregoing purposes.

Why is Cazoo proposing the Articles Amendment Proposal?

The Company believes that by amending the Articles to permit shareholders holding a majority of the then outstanding Class A ordinary shares to (1) have the ability to convene a general meeting and (2) by written notice, appoint and remove directors without cause, shareholders will be able to take action more efficiently, rather than being required to wait for the Company’s next annual general meeting. In addition, the Company believes that it would also be efficient to amend the Articles to permit a director to be removed from office for cause by the other directors numbering at least a majority of the then appointed directors, rather than requiring a special resolution, which is passed with a majority of at least two-thirds of the holders of our Class A ordinary shares.

Will there be any other items of business on the agenda?

As of the date of this Proxy Statement, we do not know of any matters to be properly presented at the Extraordinary General Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the meeting or any adjournment or postponement thereof for consideration, and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

All existing holders of our Class A ordinary shares are invited to submit alternative proposals with respect to the restructuring of the Company’s debt and equity capital structure. Any and all proposals are welcome, whether dealing with a part or all of the debt and equity capital structure. The Board will review all proposals consistent with its fiduciary duties under applicable law. Proposals may be submitted by email to ShareholderMeeting@Cazoo.co.uk or by mail to c/o Cazoo Group Ltd, 41 Chalton Street, London NW1 1JD United Kingdom. In the absence of a satisfactory proposal, the existing share capital will be materially diluted as part of the Transactions.

What happens if the Transactions are not consummated?

If Cazoo does not complete the Transactions for any reason, Cazoo will continue to look for other strategic opportunities. In addition, the holders of Convertible Notes will continue to hold the Convertible Notes and the Convertible Notes will not be cancelled, Cazoo will not issue the New Notes or New Shares to the holders of Convertible Notes, Existing Shareholders will continue to own 100% of the Class A ordinary shares, the Existing Shareholders will not be issued the New Warrants and the New Board will not be formed. In addition, it is a condition to the Reverse Stock Split Proposal, the Share Increase Proposal and the Articles Amendment Proposal that the Transactions Proposal be approved by the shareholders – if the Transactions Proposal is not approved by the Company’s shareholders, the Company will not complete the Reverse Stock Split, the Share Increase or the Articles Amendment.

What will Existing Shareholders of Cazoo hold following the consummation of the Transactions?

Under the terms of the Transaction Support Agreement, following the consummation of the Transactions, the Existing Shareholders will retain pro rata 8% of the post-Transactions Class A ordinary shares and will receive three tranches of New Warrants exercisable in the future for additional Class A ordinary shares of Cazoo upon the achievement of certain equity valuation hurdles. The New Tranche 1 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants, and the New Tranche 3 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants.

The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, if the Company’s equity value reaches $525 million, (ii) in the case of the New Tranche 2 Warrants, if the Company’s equity value reaches $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 1 Warrants would initially be exercisable for 422,098 Class A ordinary shares, the New Tranche 2 Warrants would initially be exercisable for 462,298 Class A ordinary shares and the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares. In addition, based on the number of Class A ordinary shares outstanding as of September 22, 2023, the initial exercise price for the New Warrants would be $99.50 per Class A ordinary Share for the New Tranche 1 Warrants, $177.37 per share for the New Tranche 2 Warrants and $234.85 per share for the New Tranche 3 Warrants.

To the extent that (x) any of the New Tranche 1 Warrants have not been exercised at the time, if ever, when the second tranche equity value hurdle is reached, or (y) any of the New Tranche 1 Warrants and/or the New Tranche 2 Warrants have not been exercised at the time, if ever, when the third tranche equity value hurdle is reached, the exercise price per share of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be reduced and the number of underlying Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be increased to mitigate the dilutive effect of the next tranche of New Warrants becoming exercisable.

The New Warrants will expire five years after issuance.

What will holders of Convertible Notes own after the consummation of the Transactions?

Under the terms of the Transaction Support Agreement, following the consummation of the Transactions, the holders of $630 million aggregate principal amount of Convertible Notes will exchange their Convertible Notes for (x) $200 million of New Notes and (y) 92% of the post-Transaction Class A ordinary shares.

When does the Company expect the Transactions to be completed?

It is currently anticipated that the Transactions will be consummated in the fourth quarter of 2023. Under the Transaction Support Agreement, the parties agreed to consummate the Transactions by December 15, 2023, subject to extension to January 15, 2024 if the Form F-1 registering the issuance of the New Warrants is not effective by December 15, 2023 or the Securities and Exchange Commission (the “SEC”) is still reviewing the Schedule TO for the Exchange Offer at December 15, 2023 (the “Outside Date”). For a description of the conditions to the completion of the Transactions, see the section entitled “Description of the Transactions and the Transaction Agreements — Closing Conditions.”

Did the Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Transactions?

No. The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transactions. The Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Transactions were fair from a financial perspective to the shareholders of Cazoo.

When and where will the Extraordinary General Meeting be held?

The Extraordinary General Meeting will be held at 3:00 p.m. GMT on Tuesday, November 21, 2023 at 41 Chalton Street, London NW1 1JD and via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM. We believe that making available the option to attend the meeting virtually will expand shareholder access and participation.

Who is entitled to vote at the Extraordinary General Meeting?

Shareholders of record holding Class A ordinary shares as of the close of business on October 10, 2023 (the “Record Date”) are entitled to receive notice of, attend, and vote at the Extraordinary General Meeting and any postponement or adjournment thereof.

At the close of business on the Record Date, 38,871,352 of our Class A ordinary shares were issued and outstanding and entitled to vote. On the basis that voting at the Extraordinary General Meeting will be conducted by way of a poll, each Class A ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one (1) vote on each resolution at the Extraordinary General Meeting. You will need to obtain your own Internet access if you choose to attend the Extraordinary General Meeting online and/or vote over the Internet. Copies of the proxy materials will be posted to the Company’s website.

Are holders of Existing Warrants able to vote?

Only holders of Cazoo’s Class A ordinary shares are able to vote on the proposals. Holders of existing warrants issued pursuant to the certain warrant agreement, dated as of October 27, 2020, between Ajax I and Continental Stock Transfer & Trust Company, as amended by the amendment to and assignment of warrant agreement, dated as of August 23, 2021, by and among Ajax I, the Company, Continental Stock Transfer & Trust Company and Equiniti Trust Company (the “Existing Warrants”) are not entitled to vote on the proposals.

Are holders of stock options able to vote?

Only holders of Cazoo’s Class A ordinary shares are able to vote on the proposals. Holders of any stock options issued by the Company are not entitled to vote on the proposals.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder (also called a “registered holder”) holds their Class A ordinary shares in his or her name. Class A ordinary shares held in “street name” means that such Class A ordinary shares are held in the name of a bank, broker or other nominee on the holder’s behalf.

How do I vote my shares and what are the voting deadlines?

If you are a shareholder of record, there are four ways to vote:

1.	by Internet — You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card;

2.	by Telephone — You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

3.	by Mail — You can vote by mail by signing, dating and mailing the proxy card to the address included on your proxy card or the instructions that accompanied your proxy materials; or

4.	at the Extraordinary General Meeting — Shareholders can vote their shares during the Extraordinary General Meeting either in person or via the Internet by following the instructions at www.virtualshareholdermeeting.com/CZOO2023SM. Shareholders will need the 16-digit control number provided on their proxy card or the instructions that accompanied their proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. ET on November 20, 2023. A proxy card sent by mail must be received no later than November 20, 2023. Even if you plan to attend the Extraordinary General Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the meeting even if you have previously voted by proxy.

If your Class A ordinary shares are held in the name of a bank, broker or other holder of record, you will receive instructions on how to vote from the bank, broker or holder of record. You must follow the instructions of such bank, broker or holder of record in order for your shares to be voted.

Can I revoke or change my vote after I submit my proxy?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

1.	sending a written statement to that effect to the attention of our Company Secretary at our corporate offices, provided such statement is received no later than November 20, 2023;

2.	voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. ET on November 20, 2023;

3.	submitting a properly signed proxy card with a later date that is received no later than November 20, 2023; or

4.	attending the Extraordinary General Meeting, revoking your proxy and voting again.

If you hold shares in street name, you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy in person at the Extraordinary General Meeting if you obtain a signed proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the Extraordinary General Meeting by itself will not revoke your proxy unless you give written notice of revocation to the Company before your proxy is voted or you vote in person at the Extraordinary General Meeting.

How are votes counted?

We are requiring the affirmative vote of a special resolution of the holders of Class A ordinary shares (at least 66 2/3%) in respect of which votes are cast to approve the Transactions Proposal and the Articles Amendment Proposal. We are requiring the affirmative vote of an ordinary resolution of the holders of Class A ordinary shares (more than 50%) in respect of which votes are cast to approve the Reverse Stock Split Proposal, the Share Increase Proposal and the Adjournment Proposal.

Under the laws of the Cayman Islands and our Articles, the affirmative vote of a simple majority of the holders of Class A ordinary shares in respect of which votes are cast is necessary for approval of each of the Reverse Stock Split Proposal and the Share Increase Proposal, and the affirmative vote of a special resolution of the holders of Class A ordinary shares (at least 66 2/3%) in respect of which votes are cast is necessary for approval of the Articles Amendment Proposal. Neither the laws of the Cayman Islands nor the Articles require a shareholder vote to approve the Transactions Proposal. Notwithstanding that there are no voting requirements under the laws of the Cayman Islands or the Articles, Cazoo believes that it is important that a substantial amount of its Existing Shareholders support the Transactions before they are implemented. Therefore, in accordance with the Transaction Support Agreement, in order to approve the Transactions Proposal, we are requiring an affirmative vote from the holders of 66 2/3% of the Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting.

If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction form with no further instructions, your shares will be voted in accordance with the recommendations of our current Board (i.e., “FOR” each Proposal).

What is the effect of a broker non-vote?

If you hold shares beneficially in street name and do not provide your broker or nominee with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker or nominee does not have discretionary voting authority to vote on that matter without instructions from the beneficial owner and instructions are not given. Discretionary items are proposals considered “routine” under the rules of the New York Stock Exchange (“NYSE”). For such proposals considered “routine,” the broker or nominee may exercise discretion and vote your shares, despite your lack of instruction. In tabulating the voting result, shares that constitute broker non-votes are not considered votes cast.

We anticipate that the Reverse Stock Split Proposal will be considered “routine” and, therefore, broker non-votes are not expected to exist with respect to this proposal. The Transactions Proposal, the Share Increase Proposal and the Articles Amendment Proposal are considered “non-routine” items for which brokers and nominees do not have discretionary voting power and, therefore, broker non-votes may exist with respect to those proposals. Assuming a quorum is present, broker non-votes will not affect the outcome of the Transactions Proposal, the Share Increase Proposal or the Articles Amendment Proposal.

What is the effect of an abstention?

Assuming a quorum is present (as discussed below), abstentions will have no effect on the outcome of the vote for any of the proposals under Cayman Islands law.

What vote is required to approve each of the proposals? How does the Board recommend that I vote and what is the voting requirement for each proposal?

The affirmative “FOR” vote from the holders of at least 66 2/3% of the Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting will be required to approve the Transactions Proposal and the Articles Amendment Proposal. The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting will be required to approve the Reverse Stock Split Proposal, the Share Increase Proposal and the Adjournment Proposal. The table below describes the vote required to approve each Proposal to be considered at the Extraordinary General Meeting:

Proposal	Board Recommendation	Vote Required	Effect of Abstentions	Broker Discretionary Voting Allowed?
Transactions Proposal	FOR	The affirmative “FOR” vote from the holders of at least 66 2/3% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect Not considered votes cast on this proposal. Counts as present for purposes of quorum.	No. Brokers without voting instructions will not be able to vote on this proposal.
Share Increase Proposal	FOR	The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect Not considered votes cast on this proposal. Counts as present for purposes of quorum.	No. Brokers without voting instructions will not be able to vote on this proposal.

Reverse Stock Split Proposal	FOR	The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect Not considered votes cast on this proposal. Counts as present for purposes of quorum.	Yes. We anticipate that brokers without voting instructions will have discretionary authority to vote.
Articles Amendment Proposal	FOR	The affirmative “FOR” vote from the holders of at least 66 2/3% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect Not considered votes cast on this proposal. Counts as present for purposes of quorum.	No. Brokers without voting instructions will not be able to vote on this proposal.
Adjournment Proposal	FOR	The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast.	No effect Not considered votes cast on this proposal. Counts as present for purposes of quorum.	No. Brokers without voting instructions will not be able to vote on this proposal.

How many shareholders must be present to hold the Extraordinary General Meeting?

A quorum must be present at the Extraordinary General Meeting in order for any business to be transacted. One or more shareholders, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, holding in aggregate not less than one-third (1/3) of the voting power of Class A ordinary shares in issue carrying a right to vote at such general meeting of the Company constitutes a quorum. If you sign and return your paper proxy card or authorize a proxy to vote, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote as indicated in the proxy materials.

What happens if a quorum is not present at the Extraordinary General Meeting?

If a quorum is not present or represented by proxy at the scheduled time of the Extraordinary General Meeting, (i) the chairperson of the Extraordinary General Meeting or (ii) a majority in voting power of the shareholders entitled to vote at the Extraordinary General Meeting, present, may adjourn the Extraordinary General Meeting until a quorum is present or represented.

Who will count the votes?

Representatives of Broadridge Investor Communications Services (“Broadridge”) will tabulate the votes, and representatives of Broadridge will act as inspectors of election.

Where can I find the voting results of the Extraordinary General Meeting?

The voting results will be published following the Extraordinary General Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

What happens if I sell my Class A ordinary shares before the meeting?

The record date for the meeting will be earlier than the date that the Transactions are expected to be completed. If you transfer your Class A ordinary shares after the record date, but before the meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the meeting. However, you will not be entitled to receive any New Warrants following the consummation of the Transactions because only Cazoo’s shareholders on the date of the closing will be entitled to receive the New Warrants in connection with the closing.

What are the tax consequences to a Cazoo shareholder of receiving the New Warrants?

For a description of certain United States federal income tax consequences of the Transactions under the Transaction Support Agreement for shareholders of Cazoo, please see the section “Taxation — Material U.S. Federal Income Tax Consequences” and for United Kingdom tax considerations, see the section “Taxation — United Kingdom Tax Considerations.”

What is “householding” and how does it affect me?

We have adopted a process for mailing our proxy materials called “householding” which has been approved by the SEC. Householding means that shareholders who share the same last name and address will receive only one copy of our proxy materials unless we receive contrary instructions from any shareholder at that address.

If you prefer to receive multiple copies of our proxy materials at the same address, we will promptly provide additional copies upon request. If you are a shareholder of record, you may contact us by writing to ShareholderMeeting@Cazoo.co.uk. Eligible shareholders of record receiving multiple copies of our proxy materials can request householding by contacting us in the same manner. We have undertaken householding to reduce printing costs and postage fees, and we encourage you to participate.

If you are a beneficial owner, you may request additional copies of our proxy materials or you may request householding by notifying your broker, bank or other nominee.

How are proxies solicited?

Our employees, officers and directors may solicit proxies. We will pay the cost of printing and mailing proxy materials, and will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy material to the owners of our Class A ordinary shares. We have engaged Morrow Sodali to assist in the solicitation of proxies and provide related advice and informational support.

How can I attend the Extraordinary General Meeting?

Shareholders of record of our Class A ordinary shares as of the close of business on the Record Date are entitled to participate in the Extraordinary General Meeting by attending in person or via live webcast at www.virtualshareholdermeeting.com/CZOO2023SM. You will be able to attend the Extraordinary General Meeting, submit questions and vote during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/CZOO2023SM and inputting your unique, 16-digit control number included on your proxy card.

Instructions on how to attend and participate via the Internet, including how to demonstrate proof of share ownership, will be posted at www.virtualshareholdermeeting.com/CZOO2023SM. Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/CZOO2023SM on the day of the Extraordinary General Meeting.

To attend and participate in the Extraordinary General Meeting virtually, you will need the 16-digit control number included on your proxy card or in the instructions that accompanied your proxy materials. If your shares are held in “street name,” you should contact your bank or broker to obtain your 16-digit control number or otherwise vote through the bank or broker. If you lose your 16-digit control number, you may join the Extraordinary General Meeting as a “Guest”, but you will not be able to vote or ask questions. The meeting webcast will begin promptly at 3:00 p.m. GMT. We encourage you to access the meeting prior to the start time. Online check-in will begin at 2:45 p.m. GMT, and you should allow ample time for the check-in procedures.

If you plan to attend the Extraordinary General Meeting in person, you should RSVP by emailing ShareholderMeeting@Cazoo.co.uk, no later than 11:59 p.m. GMT, on November 20, 2023 to have your name placed on the attendance list. In order to be admitted into the Extraordinary General Meeting you must present government-issued photo identification (such as a driver’s license) so that it can be determined by reference to the register of members of the Company that you are entitled to attend and vote at the Extraordinary General Meeting.

What if I have technical difficulties accessing or participating in the Extraordinary General Meeting website?

We will have technicians ready to assist you with technical difficulties you may have accessing the meeting website. Please refer to the technical support telephone number provided on the meeting website login page.

Will I be able to ask questions at the Extraordinary General Meeting?

As part of the Extraordinary General Meeting, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate to the matters to be voted on.

Who can I reach out to if I have questions?

If you have questions about the Transactions or the proposals or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Cazoo Group Ltd
41 Chalton Street, London
NW1 1JD
United Kingdom

You may also contact the Company’s proxy solicitor at:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: (800) 662 -5200 (toll-free) or (203) 658-9400 (banks and brokers can call collect)
Email: CZOO@info.morrowsodali.com

You may also obtain additional information about Cazoo from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find Additional Information.”

SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this Proxy Statement and does not contain all of the information that is important to you. To better understand the proposals, which will be submitted for a vote at the meeting, including the Transactions Proposal, you should read this entire document carefully, as well as the Transaction Support Agreement and the Description of the New Notes attached as Annex A and Annex B, respectively, to this Proxy Statement. Those documents, and the New Notes Indenture and Form of New Warrant Agreements are also described in detail in this Proxy Statement in the section entitled “Description of the Transactions and the Transaction Agreements.”

Cazoo

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023.

We have an established brand, a market leading platform, a talented team whose experience spans the e-commerce and automotive industries, and an end-to-end in-house infrastructure in the UK. Our Cazoo brand enjoys a strong brand identity, and we achieved national brand awareness of 58% among consumers in the UK who have used or are using online services beyond grocery shopping, based on a July 2023 engagement survey. As of September 22, 2023, we are a team of approximately 1,200 employees across the UK.

For more information about the Company, refer to the section “Information Related to Cazoo” elsewhere in this Proxy Statement.

The Transactions

On September 20, 2023, the Transaction Support Agreement was executed by the Company and certain of its subsidiaries, and certain of the Consenting Stakeholders. In October 2023, additional Consenting Stakeholders signed joinder agreements to the Transaction Support Agreement. The Consenting Noteholders in the aggregate own 85% of the Convertible Notes and the Consenting Equityholders in the aggregate own more than 32% of the outstanding Class A ordinary shares. In accordance with the Transaction Support Agreement, the Company announced a series of transactions aimed at improving the Company’s capital structure, reducing the Company’s debt and establishing a platform for future profitability. These transactions include (collectively, and together with the Shareholder Approval, the “Transactions”):

(i)	commencing the Exchange Offer in which the holders of the Convertible Notes are being offered the opportunity to exchange their Convertible Notes (including any accrued and unpaid interest up to but not including the settlement date) for their pro rata portion of (1) $200 million aggregate principal amount of New Notes and (2) Class A ordinary shares such that immediately following the consummation of the Exchange Offer the holders of the Convertible Notes will hold 92.0% of the Company’s outstanding Class A ordinary shares;

(ii)	the issuance of three tranches of New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder as of the Closing Date, including the registration of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants;

(iii)	the replacement of the existing Board with a new seven-member board of directors on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board;

(iv)	the Reverse Stock Split;

(v)	the Share Increase; and

(vi)	the Articles Amendment.

In connection with the Transactions, the Company is soliciting the Shareholder Approval at the Extraordinary General Meeting, which consist of the approval of (t) the Exchange Offer, (u) the issuance of the New Warrants, (v) the replacement of the Board with the New Board, (w) the Reverse Stock Split, (x) the Share Increase, (y) the Articles Amendment and (z) the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement. Approval of the Exchange Offer, issuance of the New Warrants, the replacement of the Board with the New Board, the Articles Amendment and the Transaction Support Agreement and the transactions contemplated thereby will in each case require approval by at least a two-thirds majority of the voting power of the Company’s shareholders present or represented by proxy at the Extraordinary General Meeting (provided that the requisite quorum is present).

If either (1) on November 17, 2023, more than 75% but less than 100% of the holders of the Convertible Notes by aggregate outstanding principal amount of the Convertible Notes have become Consenting Noteholders or a party to an alternative agreement (an “Alternative Tender Agreement”) with the Company to tender (or cause to be tendered) and not withdraw such holder’s Convertible Notes in the Exchange Offer in accordance with the Offering Memorandum or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

Conditions to Completion of the Transactions

The completion of the Transactions is subject to the closing conditions set out in the Transaction Support Agreement, which include, in addition to other customary conditions:

●	the registration statement on Form F-1, registering the issuance of the New Warrants and the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, shall have been declared effective by the SEC;

●	our shareholders shall have approved the Transactions in the manner contemplated in the term sheet attached to the Transaction Support Agreement and the Reverse Stock Split and the Share Increase shall have been effectuated;

●	each of the New Warrants, New Notes and New Shares shall have been issued in accordance with the terms of the Transaction Support Agreement;

●

each of the definitive documents, including the New Investor Rights Agreement and the New Registration Rights Agreement, (a) shall have been executed and delivered by each party thereto, and (b) each of the conditions precedent related to each such definitive document shall have been satisfied or waived;

●	the existing Investor Rights Agreement has been amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated;

●	unless the Transactions are implemented through an English restructuring plan or an English scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or an English scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable U.S. court; and

●	the Company shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

Subject to the satisfaction of the conditions to closing contained in the Transaction Support Agreement, the Company expects the Transactions to close in the fourth quarter of 2023.

Termination of the Transaction Support Agreement

The Transaction Support Agreement may be terminated by the parties thereto in specified circumstances, including by the Company in connection with the Board’s fiduciary duties or by Viking and Farallon (together, the “Steering Committee”) upon a material adverse effect on the Company’s business. If the Closing Date does not occur on or prior to the Outside Date (December 15, 2023 in accordance with the terms of the Transaction Support Agreement), the Transaction Support Agreement will automatically terminate; provided that, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1 has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date), the Outside Date will be automatically extended to January 15, 2024; provided, further, that the Outside Date may be extended with the prior written consent of the Company, each Consenting Equityholder and the Steering Committee.

The foregoing descriptions are qualified in their entirety by reference to the complete text of the Transaction Support Agreement, a copy of which is attached hereto as Annex A. For more information about the Transactions and the Transaction Support Agreement, see “Description of the Transactions and the Transaction Agreements” contained elsewhere herein.

Foreign Private Issuer Status

We are currently a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer, we are subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. In addition, we are generally permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of the NYSE applicable to U.S. domestic companies. For example, we are not required to have a majority of the Board consisting of independent directors nor a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to the NYSE corporate governance requirements applicable to U.S. domestic companies.

Whether or not we remain a foreign private issuer will be evaluated on June 30 of each year. We will lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we are not a foreign private issuer on June 30 of any year, we will be required to file reports with the SEC as a domestic U.S. registrant beginning on January 1 of the following year, including preparation of financial statements audited in accordance with U.S. GAAP and filing reports on Form 10-K, Form 10-Q and Form 8-K.

Cazoo’s Board of Directors Reasons for Approval of the Transactions

The Transactions consist of the Exchange Offer, the issuance of New Warrants to Existing Shareholders and the composition of a New Board. Cazoo’s Board considered a number of factors pertaining to the Transactions as generally supporting its decision to approve the Transactions and related matters contemplated thereby, including, but not limited to, the following material factors:

●	an improvement to Cazoo’s capital structure and a reduction in Cazoo’s indebtedness and refinancing risk;

●	the enhanced ability to raise capital;

●	an improved ability to engage in strategic initiatives;

●	the opportunity for existing shareholders to participate in Cazoo’s potential growth;

●	an ability to grow Cazoo’s shareholder base;

●	a reduction in Cazoo’s delisting risk;

●	an improved ability to continue as a going concern; and

●	an enhanced ability for Cazoo to achieve its business plan.

The Board also considered a variety of uncertainties and risks and other potentially negative factors regarding the Transactions, including but not limited to the following material factors:

●	the potential benefits of the Transactions may not be achieved;

●	the holders of the New Notes could foreclose on our assets if we are unable to pay for the New Notes at maturity;

●	our ability to pursue certain strategic options may be restricted;

●	if the equity value hurdles for the New Warrants are not achieved, the New Warrants will not be exercisable;

●	the New Board may make decisions with which our shareholders may disagree;

●	the New Board may de-list and/or de-register our Class A ordinary shares in the future;

●	our business plan after the Transactions may be different than our current business plan;

●	we may not be able to obtain the required votes at this Extraordinary General Meeting to effect the Transactions; and

●	the public announcement of the Transactions could (and did) negatively affect our share price.

See the sections entitled “Description of the Transactions and the Transaction Agreements — Cazoo’s Board of Directors Reasons for Approval of the Transactions” and “Proposal 1: Transactions Proposal” for more information.

Ancillary Agreements

The New Notes Indenture

On or around the Closing Date, the Company expects to issue $200 million aggregate principal amount of new 4%/2% cash/PIK toggle senior secured notes due 2027 pursuant to the New Notes Indenture to be entered into by and between the Company, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent.

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s existing subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by certain of the assets of the Company and the guarantors, subject to customary exceptions and limitations. Interest on the New Notes will accrue at a rate of 6% per annum from the date of the issuance of the New Notes, with a minimum of 4% payable in cash and, at the option of the Company, up to 2% payable in kind, and will be payable semi-annually. The New Notes will be redeemable at the option of the Company in the first two years after issuance only upon payment of a make-whole premium and thereafter will be redeemable upon payment of a 4% premium in the third year after issuance and 2% in the fourth year after issuance. Upon the occurrence of a change of control, the Company will be required to offer to repurchase the New Notes at 101% of their principal amount plus accrued interest. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The New Notes Indenture will contain incurrence-based negative covenants customary for notes of this nature, including but not limited to, (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations or sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant and (xii) limitations on business activities. The New Notes Indenture will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes will also include a minimum liquidity covenant to be set at £50 million, tested quarterly.

For a description of the material terms of the New Notes Indenture, see “Description of Certain Indebtedness — New Notes.” The foregoing description of the New Notes Indenture, including any related description in “Description of Certain Indebtedness — New Notes,” is not complete and is qualified in its entirety by reference to the Description of the New Notes, a copy of which is attached hereto as Annex B.

New Warrant Agreements

On or around the Closing Date, the Company expects to issue three tranches of New Warrants (the “New Tranche 1 Warrants,” the “New Tranche 2 Warrants” and the “New Tranche 3 Warrants”) to the Company’s Existing Shareholders pursuant to three New Warrant Agreements, to be entered into by and between the Company and Equiniti Trust Company (“Equiniti”), as warrant agent, with each such tranche exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, outlined below:

●

New Tranche 1 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 1 Warrants would initially be exercisable for 422,098 Class A ordinary shares at an exercise price of $99.50. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

●	New Tranche 2 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 2 Warrants would initially be exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37. If the Company’s equity value reaches $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

●	New Tranche 3 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares at an exercise price of $234.85. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

For a description of the material terms of the New Warrant Agreements, see “Description of Securities — New Warrants.” The foregoing description of the New Warrant Agreements, including any related description in “Description of Securities — New Warrants,” is not complete and is qualified in its entirety by reference to the New Warrant Agreements, the form of which is included as Annex C to the Proxy Statement.

New Registration Rights Agreement

On or around the Closing Date, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement will enter into a registration rights agreement (the “New Registration Rights Agreement”) pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes. The New Registration Rights Agreement will also provide for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and will provide that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement will provide that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

New Investor Rights Agreement

In connection with the consummation of the Transactions, the Company intends to enter into an Investor Rights Agreement with the Consenting Noteholders.

The New Investor Rights Agreement will provide certain board nomination rights with respect to the members of the New Board. As contemplated by the Transaction Support Agreement, the New Board will consist of seven members. Viking will have the right to nominate up to four members of the New Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon will have the right to nominate up to two members of the New Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon will have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the existing Board will have the right to nominate one director, who will be assigned to the class of directors that will be subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. The director selected by the existing Board may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement will also provide certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights will provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights will entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

At or prior to the Closing Date, the existing Investor Rights Agreement will be amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement will contain certain registration rights which had previously been in the existing Investor Rights Agreement.

Matters Being Voted On

The Transactions Proposal

The shareholders of Cazoo will vote upon a proposal to approve, as a special resolution, the Transactions described in this Proxy Statement, including the Exchange Offer, the issuance of the New Warrants, the replacement with the Board with the New Board, the Transaction Support Agreement and the transactions contemplated by the Transaction Support Agreement. Approval of the Transactions Proposal is cross-conditioned on the approval of the Reverse Stock Split Proposal, the Share Issuance Proposal and the Articles Amendment Proposal. See the section entitled “Proposal 1: The Transactions Proposal.”

The Reverse Stock Split Proposal

The shareholders of Cazoo will vote upon a proposal to approve, as an ordinary resolution, the Reverse Stock Split Proposal described in this Proxy Statement. Approval of the Reverse Stock Split Proposal is conditioned on the approval of the Transactions Proposal, the Share Increase Proposal and the Articles Amendment Proposal. See the section entitled “Proposal 2: The Reverse Stock Split Proposal.”

The Share Increase Proposal

The shareholders of Cazoo will vote upon a proposal to approve, as an ordinary resolution, the Share Increase Proposal described in this Proxy Statement. Approval of the Share Increase Proposal is conditioned on the approval of the Transactions Proposal, the Reverse Stock Split Proposal and the Articles Amendment Proposal. See the section entitled “Proposal 3: The Share Increase Proposal.”

The Articles Amendment Proposal

The shareholders of Cazoo will vote upon a proposal to approve, as a special resolution, the Articles Amendment Proposal described in this Proxy Statement. Approval of the Articles Amendment Proposal is conditioned on the approval of the Transactions Proposal, the Reverse Stock Split Proposal and the Share Increase Proposal. See the section entitled “Proposal 4: The Articles Amendment Proposal.”

The Adjournment Proposal

If Cazoo does not have a sufficient number of votes to support the Transactions Proposal, the Board may submit a proposal to adjourn the meeting to a later date or dates, if necessary. See the section entitled “Proposal 5: The Adjournment Proposal.”

Invitation for Proposals

All existing holders of our Class A ordinary shares are invited to submit alternative proposals with respect to the restructuring of the Company’s debt and equity capital structure. Any and all proposals are welcome, whether dealing with a part or all of the debt and equity capital structure. The Board will review all proposals consistent with its fiduciary duties under applicable law. Proposals may be submitted by email to ShareholderMeeting@Cazoo.co.uk or by mail to c/o Cazoo Group Ltd, 41 Chalton Street, London NW1 1JD United Kingdom. In the absence of a satisfactory proposal, the existing share capital will be materially diluted as part of the Transactions.

Board of Directors Following the Transactions

Following the consummation of the Transactions, our Board will include seven directors, with six directors chosen by the holders of the Convertible Notes and one director chosen by our existing Board. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon. The composition of the New Board will be determined at or around the Closing Date.

Treatment of Existing Warrants

Existing Warrants will remain outstanding upon consummation of the Transactions. There are 41,254,566 Existing Warrants outstanding that are exercisable for 1/20th of a Class A ordinary share such that there are 2,062,728 Class A ordinary shares underlying the Existing Warrants with an exercise price of $230.00 per Class A ordinary share. As a result of the Reverse Stock Split and following the consummation of the Transactions, the number of Class A ordinary shares issuable upon exercise of the Company’s Existing Warrants will be reduced at a ratio of 1:100, so that each Existing Warrant will entitle a holder to purchase 1/2000th of a Class A ordinary share. Following the Reverse Stock Split, the number of Class A ordinary shares exercisable under the Existing Warrants will be reduced to 20,627 Class A ordinary shares and the exercise price of each Existing Warrant will be increased to $23,000.00 per Class A ordinary share.

Treatment of Existing Equity

The Existing Shareholders will keep their Class A ordinary shares. On the Closing Date, outstanding Class A ordinary shares will represent 8% of all outstanding Class A ordinary shares. The Existing Shareholders will also receive three tranches of New Warrants, with each such tranche exercisable in the future for additional Class A ordinary shares of Cazoo upon the achievement of certain equity valuation hurdles, outlined below:

●	New Tranche 1 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 1 Warrants would initially be exercisable for 422,098 Class A ordinary shares at an exercise price of $99.50. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

●	New Tranche 2 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 2 Warrants would initially be exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37. If the Company’s equity value reaches $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

●	New Tranche 3 Warrants represent the right for Existing Shareholders to acquire (in the aggregate) 8% of the sum of (x) the Class A ordinary shares outstanding on the Closing Date and (y) the Class A ordinary shares issued or issuable pursuant to the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding at September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares at an exercise price of $234.85. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

Treatment of Cazoo Equity Awards

As of September 22, 2023, Cazoo had outstanding 2,337,545 options to acquire Class A ordinary shares. If the Reverse Stock Split is approved by our shareholders, when the Reverse Stock Split is implemented proportionate adjustments will be made to (i) the number of Class A ordinary shares subject to all then-outstanding equity awards, such that fewer shares would be issued upon the exercise of such awards, as well as to the per share exercise price and (ii) the number of Class A ordinary shares available for issuance under our Incentive Equity Plan, such that fewer shares will be reserved under such plan.

Material U.S. Federal Tax Consequences and United Kingdom Tax Consequences

For a description of certain United States federal income tax consequences of the Transactions under the Transaction Support Agreement for shareholders of Cazoo, please see the section “Taxation — Material U.S. Federal Income Tax Consequences” and for United Kingdom tax considerations, see the section “Taxation — United Kingdom Tax Considerations.”

Listing

The Class A ordinary shares are currently and will remain listed on the NYSE. Under the Transaction Support Agreement, for a period of at least six months after the effective date of the Transaction Support Agreement and at least three months after the Closing Date (provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws), the Company shall undertake commercially reasonable efforts to maintain the public listing of its Class A ordinary shares on the NYSE, the Nasdaq Stock Market LLC or such other reputable international exchange mutually agreed upon by the Company and the Consenting Stakeholders (subject to certain exceptions).

On September 19, 2023, we received a written notice (the “Market Capitalization Notice”) from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Listed Company Manual, as amended (the “NYSE Manual”) because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. On September 28, 2023, we received a written notice (the “Trading Standards Notice,” together with the Market Capitalization Notice, the “Listing Standards Notices”) from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency, and we intend to submit a plan to cure the deficiency set out in the Market Capitalization Notice and restore compliance with the NYSE continued listing standards within the required time periods; however, there can be no assurance that (i) if and when the Reverse Stock Split is implemented the price of our Class A ordinary shares will subsequently remain above the minimum $1.00 average closing price going forward or (ii) the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that any such plan, if implemented, will be successful and enable us to retain compliance. See “Risk Factors — Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association — The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions” for more information.

The Existing Warrants are not and the New Warrants will not be listed on any national securities exchange or any other trading platform.

Summary Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our securities could decline, and you could lose all or part of your investment. You should carefully review and consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 29 of this Proxy Statement.

Risks Related to our Business and Industry

●	We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all. The terms of the New Notes contain a number of restrictions on our ability to raise additional indebtedness or engage in strategic transactions without the consent of a majority of the holders of Convertible Notes and may impact our ability to implement our business plan.

●	Our limited operating history makes it difficult to evaluate our current business and future prospects.

●	As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations.

●	We have a history of losses and we may not achieve or maintain profitability in the future.

●	As part of our Revised Business Plans we have shifted our focus to improving unit economics over driving for maximum growth. No assurance can be given that we will succeed in achieving sustainable improvement in our unit economics.

●	Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern.

●	We rely, or may rely in the future, on various forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations.

●	We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs.

●	We are highly dependent on our senior management team and other highly skilled personnel. Changes in our management team following the consummation of the Transactions, and difficulties in attracting or retaining highly qualified personnel, may adversely and materially affect our ability to successfully implement our business strategy.

Risks Related to the Transactions

●	Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will have been chosen by the holders of Convertible Notes and one of whom will have been chosen by the existing Board, and the New Board may take actions with which you may disagree. For example, while the Company is required to use commercially reasonable efforts remain listed for three months after the Closing Date, after this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board may implement a business plan different than the one currently contemplated by the Company which could change the business of the Company and the future plans of the Company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets.

●	If we are unable to complete the Transactions, in a timely manner or at all, our business and share price may be adversely affected.

●	Failure to obtain the Shareholder Approval would prevent the closing of the Transactions.

●	If the Transactions are not completed, we may not have sufficient cash to repay amounts due under the Convertible Notes upon a Fundamental Change (as defined in the 2022 Indenture) or at their maturity. If the Transactions are completed, we may not have sufficient cash to repay amounts due under the New Notes upon a change of control or at their maturity.

●	Uncertainty about the Transactions may adversely affect our relationships with our customers, suppliers and employees, which could negatively affect our business, whether or not the Transactions are completed.

●	The Transactions, if consummated, will constitute a “change of control” under two of our stocking loan facilities, which we utilize to finance the purchase of inventory. If not waived, the change of control would permit the applicable lenders to terminate these facilities.

●	Our shareholders will be subject to significant dilution as a result of the Transactions.

●	Even if the Transactions are successful, we may incur future losses and will need to raise additional funds through further issuances of equity or debt securities and we cannot be certain that we will achieve or maintain profitability in the future.

●	The market price of our Class A ordinary shares following the Transactions may decline as a result of the Transactions.

●	We may be subject to litigation in connection with the Transactions.

●	Our shareholders may not realize a benefit from the Transactions commensurate with the ownership dilution they will experience in connection with or following the Transactions.

●	The holders of Convertible Notes will own 92% of the Company’s outstanding Class A ordinary shares immediately following the Closing Date and thus will have the ability to control all shareholder votes, including votes with respect to the appointment of directors, mergers, liquidations or the sale of all of our assets, or any amendments to our Articles.

●	Because the number of Class A ordinary shares to be held by Existing Shareholders and the holders of the Convertible Notes following the consummation of the Transactions is not adjustable based on changes to the market price of our Class A ordinary shares, the equity ownership of our Existing Shareholders and the holders of the Convertible Notes following the consummation of the Transactions may have a greater or lesser value than at the time the Transaction Support Agreement was executed.

●	We have and will continue to incur significant costs in conducting the Transactions.

Risks Related to the Proposed Reverse Stock Split

●	If and when the Reverse Stock Split is consummated, our shareholders that are entitled to receive less than one Class A ordinary share will not receive any new Class A ordinary shares, but instead will be paid cash in lieu of the fractional share interest to which they are entitled and will cease to be shareholders of the Company and will not receive any New Warrants.

●	The Reverse Stock Split may not increase the per share trading value of the Class A ordinary shares over the long-term.

●	The Reverse Stock Split may decrease the liquidity of our Class A ordinary shares.

●	The Reverse Stock Split may lead to a decrease in our overall market capitalization and negatively impact the market for our Class A ordinary shares.

●	The Reverse Stock Split may result in some shareholders owning “odd lots.”

Risks Related to the New Notes

●	Our substantial debt could limit our flexibility, adversely affect our financial health and prevent us from fulfilling our obligations under the New Notes.

●	The New Notes will contain restrictive debt covenants that will limit our operating and financial flexibility, including a liquidity covenant that will require the Company to maintain a minimum amount of liquidity of £50 million, tested quarterly. We expect that, without raising additional capital and depending on our expenditure levels going forward, we could be in breach of this liquidity covenant during the second half of 2024. The terms of the New Notes restrict the Company from incurring certain indebtedness in the future, which may impact its ability to implement its business plan.

●	The New Notes will be secured by a substantial portion of the assets of the Company and its subsidiaries.

●	We will require a significant amount of cash to service our debt and sustain our operations, which we may not be able to generate or raise.

Risks Related to the New Warrants

●	There will be no public market for the New Warrants. If the Transactions are consummated, the New Board may decide to delist our Class A ordinary shares and deregister the Company as an SEC reporting company, and in the event we are unable to comply with applicable continued listing standards the NYSE may initiate delisting proceedings against us.

●	The New Warrants will not be exercisable if our equity value does not reach or exceed certain thresholds.

●	Holders of New Warrants will receive more Class A ordinary shares upon exercise of the New Warrants, at a lower exercise price, if the New Warrants are held and not exercised when the first two equity valuation hurdles are reached.

●	The trading price of our Class A ordinary shares has been volatile, and an investment in the Class A ordinary shares issuable upon exercise of the New Warrants could be subject to significant volatility and lose value.

●	The number of Class A ordinary shares issuable upon exercise of the New Warrants will not be adjusted for all dilutive events.

●	The terms of the New Warrants may be amended in a manner adverse to a holder if holders of the majority of the then outstanding New Warrants approve of such amendment.

●	Our Existing Warrants may be exercised for Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

●	The exercise of New Warrants constitutes a separate investment decision, the merits and risks of which may not have been fully addressed herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Proxy Statement constitute forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this Proxy Statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	risks related to the consummation of the Transactions;

●	the implementation of and expected benefits from our Business Realignment Plan, the winddown of operations in mainland Europe, the Revised 2023 Plan, and other cost-saving initiatives;

●	prospects for reaching and maintaining profitability and positive cash flow in the future;

●	global inflation and cost increases for labor, fuel, materials and services;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	having access to suitable and sufficient vehicle inventory for resale to customers and reconditioning and selling inventory expeditiously and efficiently;

●	availability of credit for vehicle and other financing and the affordability of interest rates;

●	increasing Cazoo’s service offerings and price optimization;

●	effectively promoting Cazoo’s brand and increasing brand awareness;

●	expanding Cazoo’s product offerings and introducing additional products and services;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	acquiring and integrating other companies;

●	acquiring and protecting intellectual property;

●	attracting, training and retaining key personnel;

●	complying with laws and regulations applicable to Cazoo’s business;

●	our inability to consummate the Transactions contemplated by the Transaction Support Agreement as scheduled or at all;

●	the volatility of the trading price of our Class A ordinary shares, which may increase as a result of the issuance of the New Shares and New Warrants pursuant to the Transaction Support Agreement;

●	Cazoo’s ability to regain compliance with the continued listing standards of the NYSE as set forth in Section 802.01B and Rule 802.01C of the NYSE Manual within the applicable cure period; and

●	Cazoo’s ability to continue to comply with applicable listing standards of the NYSE.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this Proxy Statement. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this Proxy Statement.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the risks described below as well as the other information included in this Proxy Statement, including “Cautionary Note Regarding Forward-Looking Statements,” before voting at the Extraordinary General Meeting. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial.

Risks Related to our Business and Industry

We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all

In order to execute our business strategy, we have historically relied on outside capital through the issuance of equity and debt, as well as borrowings under financing arrangements (collectively “outside capital”). We will need to raise additional outside capital in order to satisfy our liquidity needs going forward, but there is no guarantee that will be able to raise the necessary capital on terms acceptable to us or at all.

The presence of the following risks and uncertainties associated with our financial condition may adversely affect our ability to raise capital as needed in order to execute our business strategy:

●	As set forth in Note 2.1 of our condensed consolidated interim financial statements, which were filed with the SEC on a Form 6-K on August 15, 2023, we determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024 (see “— Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern”).

●	Since our inception, we have incurred significant losses and used net cash flows from operations, in addition to outside capital, to execute our business strategy and to develop and grow our operations. As of June 30, 2023, we had (i) an accumulated loss of approximately £1,427 million, (ii) cash and cash equivalents of £194.6 million and (iii) unused capacity under our stocking loans and borrowings of £97.6 million. During the six months ended June 30, 2023, we implemented the Revised 2023 Plan (defined below) with a view to maximize our cash runway. However, despite our cash on hand and borrowing capacity, as well as the delivery of a significant reduction in our cash consumption during the six months ended June 30, 2023 as a result of the Revised 2023 Plan, we still anticipate requiring additional outside capital to satisfy our liquidity needs during the course of 2024. See “— We have a history of losses and way may not achieve profitability in the future” and “— As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations.”

●	We expect to continue to be impacted by the challenging UK and global macroeconomic environment, which could adversely impact our ability to sustain revenue growth consistent with the past, or at all, over the next twelve months.

●	If the New Notes are issued, the New Notes Indenture will contain a liquidity covenant set at £50 million, tested quarterly. In order to remain in compliance with this covenant, we may need to raise additional outside capital sooner than anticipated.

Due to the risks and uncertainties described above, we continue to carefully evaluate our liquidity position. In response to the risks and uncertainties described above, as well as additional risks that may materialize going forward, we expect to endeavor to raise additional outside capital during the course of 2024. While we have historically been successful in our ability to secure outside capital, we currently have no firm commitments from prospective sources of additional outside capital. We can provide no assurance that we will be able to secure outside capital in the future or that we will be able to do so on terms that are acceptable to us, or that market conditions will be favorable for capital raising transactions.

In addition to the need to raise additional outside capital to fund our existing operations through 2024 and beyond, we will require additional capital in the medium- and long-term to pursue our business objectives and to capitalize on business opportunities. However, such outside capital may not be available when needed, on terms that are acceptable to us, or at all. The New Notes Indenture will contain negative covenants that will limit the Company’s operations and ability to incur indebtedness, including capital leases of our subsidiaries and secured or unsecured indebtedness, and will include a financial covenant requiring the Company to maintain a minimum amount of liquidity. Any amendment or waiver of these covenants will require the consent of the holders of more than 50% (in some cases, 90%) of the principal amount of the New Notes then outstanding.

Further, any debt financing that we secure in the future could contain additional restrictive covenants that may make it more difficult for us to obtain additional outside capital and to pursue business opportunities. Volatility in the credit markets as well as the inherent risks associated with our business model may also have an adverse effect on our ability to obtain debt or equity financing. If we raise additional funds through further issuances of equity or convertible debt securities, our shareholders could suffer further significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to continue as a going concern, to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our limited operating history makes it difficult to evaluate our current business and future prospects

We first began operations in December 2019 and therefore do not have a long history as a commercial company. Our business has evolved rapidly as we have developed our product offering and brand and we have revised our strategy. Given our limited operating history, it is difficult to predict whether we will be able to maintain or grow our business. We also expect that our business will evolve in ways that may be difficult to predict. Following our launch in December 2019 we began expanding our storage and vehicle preparation centers, the products and services we provide and our digital platform and distribution infrastructure. On June 7, 2022, we announced our business realignment plan, which was designed to de-risk our path to profitability and to maximize our liquidity by right-sizing the business and conserving cash in the short-term, and by focusing on delivering improved and sustainable profit margins (the “Business Realignment Plan”).

On September 8, 2022, following the review of a range of strategic options, we concluded that we would focus exclusively on our core opportunity in the UK, and we completed the winddown of our operations in Europe in May of 2023. On January 18, 2023 we announced our Revised 2023 Plan, which is aimed at improving the unit economics of the business, reducing our fixed costs and further conserving cash, and has resulted in the closure of certain of our vehicle preparation centers, customer centers and offices and significant headcount reductions (the “Revised 2023 Plan” and, collectively with the “Business Realignment Plan” and the winddown of the Company’s operations in Europe, the “Revised Business Plans”).

On September 20, 2023, we announced the Transactions, aimed at improving our capital structure, reducing our indebtedness and establishing a platform for future profitability. As a result of the Transactions, we will have a new board of directors, six of whom will be chosen by the holders of the Convertible Notes, and the New Board will have the authority to determine our business strategy and direction going forward. The New Board may take actions with which the Existing Shareholders disagree or which are in conflict with the interests of the Existing Shareholders. In particular, because six members of the New Board will be selected by the holders of Convertible Notes, they might take actions which favor the interests of the holders of the New Notes, who would own 92% of the Class A ordinary shares immediately following the Closing Date, rather than the interests of the Existing Shareholders, subject to the directors’ compliance with their fiduciary duties. For example, under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares, or to remain registered as an SEC reporting company, for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. After this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets. See “— Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board. The New Board may have interests different than yours and may take actions with which you may disagree” and the section entitled “Description of the Transactions and the Transaction Agreements.”

The rapid evolution of our business and strategy has exposed and continues to expose us to various costs and risks, including additional administration and operating expenses and risks, potential disruption of our internal operations, additional demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays. We may not succeed in successfully implementing our strategy or in appropriately mitigating all of these risks. As a result, our operating results are not predictable and we may never achieve profitability or cash-flow break-even.

As a result of our Revised Business Plans, our current strategy is to focus on the UK market only and to pursue improved unit economics. We may have difficulties implementing our strategy in the UK, which could have a material adverse effect on our business and results of operations

On June 7, 2022, we announced the Business Realignment Plan, which was designed to de-risk our path to profitability and to maximize our liquidity. On September 8, 2022, we announced the winddown of operations in mainland Europe and on January 18, 2023, we announced our Revised 2023 Plan which is intended to rapidly improve the unit economics of the business, reduce our fixed costs and further conserve cash. Accordingly, our ability to pursue our development objectives will depend on our successful execution of our strategy in the UK market.

A number of factors may affect the achievement of our strategy, including, among others, the implementation of our Revised Business Plans, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically, our ability to keep fixed costs at an optimum level, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. We will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. We may be unable to achieve improved unit economics while maintaining the quality and efficiency of our customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer” below. In addition, the time required to implement the Revised Business Plans could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to improve our unit economics as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects. The Revised Business Plans focus on:

●	reducing our existing employee headcount and slowing the pace of new hiring;

●	lowering our marketing spend;

●	reducing our input costs through lower volumes, lower pricing and early contract exits;

●	rationalizing our vehicle preparation and customer support sites;

●	increasing our focus on driving retail gross profit per unit (“GPU”) growth through more efficient buying, reconditioning and improved vehicle mix;

●	modifying our consumer proposition to drive costs down and improve operating efficiencies; and

●	increasing procurement efficiencies across our entire supply chain to reduce overheads.

The Revised Business Plans, and the Revised 2023 Plan in particular, are based on our current estimates, assumptions and forecasts, which are subject to known and unknown risks and uncertainties, including assumptions regarding cost savings, cash burn rate, improvements in gross profit per unit, customer demand and a reduction in operating expenses. Accordingly, we may not be able to fully realize the benefit of the cost savings and other benefits anticipated from the Revised Business Plans. Additionally, implementation of the Revised Business Plans may be costly and disruptive to our business, the expected costs and charges may be greater than we anticipate, and the estimated cost savings may be lower than we have forecasted. In addition, our initiatives could result in personnel attrition beyond our planned reduction in headcount, which could in turn adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge and/or inefficiency during transitional periods, or our ability to attract highly skilled employees. Unfavorable publicity about us or the Revised Business Plans could result in reputational harm and could diminish confidence in our brand and business model. The Revised Business Plans have required, and may continue to require, a significant amount of management’s and other employees’ time and focus, which may divert attention from effectively operating and growing our business.

We have a history of losses and we may not achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,427 million as of June 30, 2023. Although we intend to reduce operating expenses and take other initiatives through implementation of our Revised Business Plans, we expect to continue to incur losses. These expense reductions, initiatives and further investments may not achieve the anticipated results and as such we cannot guarantee we will become cash-flow breakeven or achieve profit at all in the business generally.

We may continue to incur losses in the future for a number of reasons, some of which are outside of our control, including our inability to reduce costs and increase per unit profitability as contemplated under our Revised Business Plans, slower than anticipated adoption of online channels for car buying, slower than anticipated demand for car purchases and our related products and services, increased competition, weakness in the automotive retail industry generally, our ability to source or finance appropriate inventory, and a decline in global financial conditions that negatively impacts economic activity and employment. We may also encounter unforeseen expenses, difficulties, complications and delays in generating revenues or profitability. If our rate of generating revenues slows beyond what is expected in our business plan, we may not be able to reduce costs further in a timely manner. In addition, if we further reduce variable costs to respond to losses, this may limit our ability to improve unit economics.

Accordingly, we may not achieve or maintain profitability and may continue to incur significant losses in the future, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, we plan to continue to closely monitor our cash flows and, if necessary, we may implement certain incremental cost savings to preserve our liquidity beyond those being implemented through the Revised Business Plans. While we currently expect we will be able to generate sufficient liquidity to fund our operations for the twelve months following June 30, 2023, we can provide no assurance we will successfully generate such liquidity, or if necessary, secure additional outside capital or achieve incremental cost savings. See “— We will need to raise additional capital to satisfy our liquidity needs going forward, as well as to pursue our business objectives and to capitalize on business opportunities, and there is no assurance that we will be able to raise the necessary capital on terms acceptable to us or at all.”

As part of our Revised Business Plans we have shifted our focus from maximizing growth to improving our unit economics. No assurance can be given that we will succeed in achieving sustainable improvement in our unit economics

Following our launch in December 2019, we began expanding and we focused on increasing revenue and market share. We are now focused on further improving our unit economics, reducing our fixed cost base and maximizing our cash runway. As a result, our revenues may continue to decline. Under our Revised 2023 Plan, we have reduced the rate of unit sales to focus on improving gross profit per unit and working capital, by among other things, reducing our inventory, lowering our operating expenses, rationalizing our footprint, reducing our headcount and implementing other initiatives. There can be no assurance that this strategy of reducing revenue growth to focus on profitability will be successful. We believe that our ability to improve unit economics will depend, among other factors, on our ability to:

●	improve our inventory sourcing pricing;

●	improve the quality of our vehicle offering, by focusing on a higher-margin mix;

●	acquire sufficient suitable inventory, and effectively and timely recondition suitable inventory at an attractive cost in order to maintain an attractive product mix;

●	improve the attachment rates and profitability of our complementary business lines;

●	improve the efficiency of our logistics network;

●	continue to attract customers to our website;

●	improve our processes and create efficiencies across the business; and

●	develop our offering cost effectively in line with customer demands.

We may not meet these objectives, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our condensed consolidated interim financial statements include a note regarding substantial doubt about our ability to continue as a going concern

As set forth in Note 2.1 of the condensed consolidated interim financial statements which were filed with the SEC on a Form 6-K on August 15, 2023, we have determined that, in a downside scenario, certain inherent uncertainties in forecasting operating performance, including gross profit margin, raise substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through to August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations.

As of June 30, 2023 we had cash and cash equivalents of £194.6 million. We believe that our cash on hand, and available borrowing capacity under stocking loans and borrowings, will be adequate to meet our liquidity requirements for at least the twelve months following June 30, 2023.

We adopted a five-year plan that extends the Revised 2023 Plan through to 2027 (the “Five-Year Plan”). We implemented the Revised 2023 Plan during the six months ended June 30, 2023, and during that time we closed certain of our vehicle preparation centers, customer centers and offices and made significant headcount reductions. In accordance with the Revised 2023 Plan, we focused on improving unit economics, reducing our fixed cost base and maximizing our cash runway. The Five-Year Plan includes actions to increase liquidity such as reducing our fixed costs, the sale and leaseback of owned property and a reduction in inventory.

Given the stage of evolution of our Company, there are certain inherent uncertainties in forecasting operating performance, including gross profit margin, as well as cash flows. Our ability to satisfy our current liabilities and maintain daily liquidity is dependent on successful execution of our Five-Year Plan.

We cannot assure you that we will succeed in implementing the Five-Year Plan or that, if implemented, the Five-Year Plan will be successful in improving our unit economics and financial outlook. The identification of a substantial doubt about our ability to continue as a going concern could adversely affect our ability to obtain additional financing on favorable terms, if at all, and may cause investors to have reservations about our long-term prospects and may adversely affect our relationships with suppliers. If we cannot successfully continue as a going concern, our investors may lose a large proportion of or even their entire investment.

We rely, or may rely in the future, on various forms of debt financing to operate our business, including car financing facilities, mortgage debt, capital leases and syndicated loans, and there is no guarantee that such financing will be available in the future on acceptable terms, or at all. In addition, our leverage from any such facilities could adversely impact our business, financial condition and results of operations

As of September 30, 2023, we had approximately £130 million in committed car financing facilities to finance purchases of our inventory with a total of three lenders. Except as noted below regarding our facility with Santander, these facilities have no fixed end date but are subject to periodic review. There are no financial covenants included in these facilities, but certain facilities have triggers to revise the loan-to-value terms if cash falls below a certain level. If availability under these facilities was reduced, we could choose to cash finance inventory in the short-term, or to reduce overall levels of inventory held.

We may in the future seek to extend the maturity of or refinance our existing debt, or incur new debt to, among other things, finance our continuing operations, including our inventory purchases. However, we may be unable to extend these agreements on terms that are acceptable to us, or at all. We have been notified that due to a change in global strategy, Santander is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024, which is expected to reduce our committed car financing facilities to approximately £105 million. If the other agreements are terminated or expire and are not renewed, or if we are unable to find satisfactory replacements, whether because of our financial and operating performance or for other reasons, our inventory supply may decline, resulting in fewer vehicles available for sale on our website. New funding arrangements may include higher interest rates or other less favorable terms. No assurance can be given that financing will be available in the future on terms acceptable to us, or at all. These financing risks, in addition to rising interest rates and changes in market conditions, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we increase our indebtedness, that will pose additional risks to our business. A high degree of leverage could have important consequences to us. For example, it could:

●	increase our vulnerability to adverse economic and industry conditions;

●	require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

●	limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

●	place us at a disadvantage compared to our competitors that are less leveraged;

●	limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

●	make us vulnerable to increases in interest rates.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could have a material adverse effect on our business and results of operations

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver, Signature Bank and Silvergate Capital Corp. were each swept into receivership and Credit Suisse and UBS entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority. In addition, First Republic Bank was seized by the FDIC in April 2023 and sold to J.P. Morgan Chase on May 1, 2023. There can be no assurance that there will not be additional bank failures or issues in the broader financial system, which may have an impact on the broader capital markets and, in turn, our ability to access those markets. In addition, if any parties with whom we conduct business are unable to access funds pursuant to lending arrangements with a closed financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

We may be unable to generate sufficient cash to fulfill our obligations under our indebtedness, and we may be unable to incur additional indebtedness to fund future needs

As of June 30, 2023, we had indebtedness outstanding with a carrying amount of £441.9 million, which included £82.4 million related to stocking loans, £0.8 million related to facilities for financing subscription vehicles, secured asset financing of £3.4 million and £355.4 million related to the Convertible Notes and embedded derivative. Our interest expense resulting from indebtedness under the Convertible Notes and our loans and borrowings (excluding the discount unwind) was £9.2 million for the six months ended June 30, 2023. We intend to continue to evaluate entering into additional stocking facilities or other loans to finance our inventory.

Our ability to make payments on and refinance our current or future debt will depend on our ability to generate cash in the future from operations, financings or asset sales, and is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If our cash flows and capital resources are insufficient to fund our debt service obligations we may be forced to sell assets, seek additional capital or take other disadvantageous actions, including reducing financing in the future for working capital, capital expenditures and other general corporate purposes or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur. Any refinancing or replacement of our existing debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of the New Notes will, and future debt instruments may, restrict us from adopting some of these alternatives.

Our ability to improve the profitability of our complementary service offerings may be limited, which could negatively impact our revenues and financial performance

We may be unable to improve the profitability of our complementary service offerings. We may not successfully demonstrate the value of such products and services to consumers, and our pricing and commission rates may not improve or may deteriorate. A failure to improve the profitability of these products and services over time would compromise our ability to achieve increasing profitability rates generally for the Company’s overall business. Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues

Our business may be negatively affected by challenges to the larger automotive ecosystem, including urbanization, global supply chain challenges and other macroeconomic issues. The shift to electric vehicles as a result of government mandates and consumer preferences has been and may continue to be subject to unexpected changes as the market develops. For example, in the first half of 2023, an oversupply of electric vehicles in the market led to lower-than-expected prices for electric vehicles and increased rates of depreciation. New technologies such as autonomous driving software also have the potential to change the dynamics of car ownership in the future. The lingering impacts of COVID-19 continue to constrain the supply of new cars, and continued constraints on the volume of new cars would result in a decline in the supply of used cars over time and could impact pricing of used cars. Increases in gasoline prices may also change consumer behavior in ways that adversely impact us, including by decreasing demand for cars, which could affect our vehicle sales and valuations. In addition, manufacturer recalls are a common occurrence. Recalls and scrutiny surrounding the sale of used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, sell affected vehicles at a loss, incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles. See “— Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues” below.

Demand for vehicle purchases may be adversely impacted by international, national and local economic conditions and travel demand. When travel demand or economic conditions weaken, our financial condition and results of operations may be adversely impacted. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy and other factors, including rising interest rates, rising vehicle prices, the cost of energy and gasoline, any significant increases in fuel prices, any protracted disruption in fuel supplies or rationing of fuel, the availability and cost of credit, reductions in business and consumer confidence, stock market volatility, increased regulation, increased unemployment and the impact of any recession. See “— Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products” below.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Continued downturns in general economic and market conditions and reductions in spending may reduce demand for our products

Our revenues, results of operations and cash flows depend on the overall demand for our cars, services and products. Negative conditions in the general economy, including conditions resulting from changes in gross domestic product growth, inflation, rising interest rates, financial and credit market fluctuations, construction slowdowns, energy costs, international trade relations and other geopolitical issues, including those caused or may be caused by the Russia Ukraine conflict, and the availability and cost of credit could cause a decrease in consumer discretionary spending and business investment and diminish growth expectations. Moreover, government consumption or socio-economic policies or objectives could potentially impact the demand for our goods and services.

Global inflation continued to increase during the first half of 2023. The Russia Ukraine conflict and other geopolitical conflicts, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and global supply chain disruptions, which has resulted and may continue to result in shortages in materials and services. Such shortages have resulted and may continue to result in inflationary cost increases for labor, fuel, materials and services, and could continue to cause costs to increase as well as result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs and how any such trends may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit per unit could decrease, and our financial condition and results of operations could be adversely affected.

Economic slowdowns in the past have significantly affected the automotive and related markets. Consumer purchases of vehicles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of vehicles may be affected by negative trends in the UK economy. Periods of deteriorating general economic conditions may result in a significant reduction in car sales, which may negatively affect our profitability and put downward pressure on our product and service prices and volumes. Economic slowdowns may lead to reduced sales of new vehicles, which may in turn reduce the supply of suitable used vehicles.

Downturns in general economic conditions may also materially affect our third-party suppliers. Adverse economic conditions may cause suppliers to be unable to meet their commitments to us, which could limit our ability to purchase or recondition sufficient numbers of cars to meet demand, or our ability to purchase or recondition any cars at all. Our suppliers may also seek to reduce their costs in response to adverse economic conditions, which could reduce the quality of their products or services, which, in turn, could damage our reputation.

Any of these events or occurrences could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our geographic concentration in the UK creates an exposure to severe weather, the local economy, regional downturns, or catastrophic occurrences in the UK that may materially adversely affect our financial condition and results of operations

As a result of the UK focus of our business, we are subject to risks related to downturns in the economy as well as downturns in the market for our products and services in the UK. In addition, the geographic concentration of our business in the UK exposes us to risks related to regional specific legislation, taxes and disasters such as earthquakes or floods, which could disproportionately affect us and our financial performance. Furthermore, Brexit may continue to lead to uncertainty and potentially divergent national laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws). As such, the legal, political and economic relationship of the UK with the EU may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future and could adversely affect economic or market conditions in the UK. Any such event or occurrence could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to attract a sufficient audience to our website in a cost-effective manner

Our success will depend, in part, on our ability to continue to attract users to our website in a cost-effective manner. As part of the Revised 2023 Plan’s focus on maximizing our cash runway, we have lowered our brand marketing and performance marketing spend. As a result, we may not continue to make sufficient investments in our advertising and public relation campaigns to attract an adequate audience to our website. Factors important to attracting the audience to our website and maintaining such audience include our ability to:

●	maintain a convenient and reliable user experience as consumer preferences evolve;

●	develop and manage new and existing technologies and distribution channels, including smartphones and tablets; and

●	maintain awareness of our brand and website through marketing and promotional activities.

In addition, our future success depends, in part, on our ability to provide adequate functionality for visitors who use mobile devices to search for and purchase cars and the number of transactions that are completed by those users. In the six months ended June 30, 2023, approximately 78% of the unique visitors to our website were attributable to mobile devices. This is consistent with prior years. The online market for purchasing vehicles is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If the market for online vehicle transactions does not gain more widespread acceptance, or if we are unable to adequately address our customers’ desire to utilize mobile device technology, our business may suffer. Furthermore, a failure or inability to carry out sustained advertising and promotional expenditures or offer more incentives than we currently anticipate could mean that we are unable to attract consumers to our digital platform or to convert them into purchasing customers. Specific factors that could prevent consumers from purchasing vehicles through our digital platform include a preference for the ability to physically test-drive and examine vehicles, the confidence that can be provided in meeting the person who is selling the car, our ability to provide the same level of website functionality to a mobile device that we provide on a desktop computer, the actual or perceived lack of security of information on a mobile device and possible disruptions of service or connectivity. In addition, we may not continue to innovate and introduce enhanced products that can be suitably conveyed on mobile platforms. Any failure to properly manage these factors could negatively affect our brands and reputation or our ability to attract and retain users.

Our business is dependent upon access to suitable vehicle inventory, including the appropriate inventory mix, for resale to customers. Obstacles to acquiring suitable inventory for resale to customers, whether because of supply, competition, or other factors, could have a material adverse effect on our business, financial condition, results of operations and prospects

We acquire cars for sale through numerous sources, including from used-car auctions, corporate suppliers including vehicle finance, leasing, rental companies and OEMs, as well as directly from consumers. The supply of suitable vehicles may not be sufficient to meet our needs and the vehicles may not be available at prices or on terms acceptable to us. For example, any reduction in the volume of new cars could negatively impact the supply of cars for our business. Although the new car production disruptions caused, among other things, by a global shortage of automobile microchips, have begun to ease, many large OEMs continue to have large order backlogs. This disruption resulted in and could in the future continue to result in a decline in the supply of new vehicles, which has in turn resulted in and could in the future result in a decline in the supply of used vehicles due to a lack of turnover in the automotive retail market. The decline in the supply of new vehicles resulted in used car pricing increasing significantly. In addition, suppliers may also choose to provide our competitors with certain vehicles or may prefer working with our competitors over us, limiting our ability to obtain inventory. Some of these factors could continue in the future. In the six months ended June 30, 2023, we continued to acquire a proportion of our vehicles from consumers through our direct car buying channel, which provides us access to suitable vehicle inventory at attractive commercial rates. However, this channel may not continue to be successful or commercially viable. A reduction in the availability of or access to sources of inventory, whether due to supply chain constraints, geopolitical events, or otherwise, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the shift to electric vehicles may result in a dislocation in the supply of suitable vehicles in the medium term, as the market for used electric vehicles is more volatile and susceptible to factors not present in the traditional used car market, such as government mandates, electricity prices and the impact of entrants to the electric vehicle market as they attempt to gain market share. In addition, electric vehicles may not achieve wide consumer acceptance as a result of actual or perceived limitations on battery life or other concerns. New technologies, such as autonomous driving software, also have the potential to change the dynamics of car ownership in the future and could reduce the demand for both new and used cars. A decline in the volumes of new cars would result in a decline in the supply of used vehicles over time.

We evaluate thousands of potential cars to purchase daily using proprietary algorithms to determine appropriate appraisals based on a variety of factors including age, condition, consumer desirability and relative value as prospective inventory. Our failure to adjust appraisals to stay in line with broader market trends or failure to recognize those trends, could adversely affect our ability to acquire inventory. In addition, if our appraisals are too high, we may be unable to generate sufficient profit or any profit on the sale of our vehicles. Our ability to source vehicles could also be affected by competition, which may have the effect of increasing prices for and decreasing the availability of used vehicles.

A reduction in the availability of suitable vehicle inventory for any of the above reasons, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent on the image and reputation of our brand

Our financial performance is influenced by the image, perception and recognition of the Cazoo brand. We need to maintain, protect, and enhance our brand in order to attract users to our website and increase their engagement with our website. This, in turn, depends on many factors such as the quality of the vehicles available for sale and the services provided, the level of customer service and advice, the efficiency of our delivery services and our communication activities including advertising, public relations, marketing and our general corporate and market profile. As part of the Revised Business Plans, we have reduced our brand marketing spend and we expect to further reduce our performance marketing spend, and this reduction could impede our ability to maintain user engagement or respond to threats to our reputation. If we fail to maintain the standards on which our reputation is built, or if an event occurs that damages this reputation, such as accidents in or malfunctions related to Cazoo vehicles or services, consumer demand could be adversely affected, which would have a material adverse effect on our business, sales and results of operations. Even the perception of a decrease in the quality of our vehicles, customer service or brand could impact results.

Complaints or negative publicity about our business practices, the quality of our vehicles or services, our marketing and advertising campaigns, compliance with applicable laws and regulations, the integrity of the vehicle data that we provide to users, data privacy, environmental and social aspects of our business, governance, health and safety, driver and vehicle standards, and security issues, and other aspects of our business, especially on blogs, social media websites and our Trustpilot rating, and irrespective of their validity, could diminish customer confidence in our platform and adversely affect the Cazoo brand. The growing use of social media increases the speed with which information and opinions can be shared and thus the speed with which reputation can be affected. While we may choose to engage in marketing campaigns to promote our brands, these efforts may not be successful. Our failure to correct or mitigate misinformation or negative information about us, the vehicles we sell or purchase, our customer experience, or any aspect of our brand, including information spread through social media or traditional media channels, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business relies heavily on the effectiveness of our marketing and branding efforts, and these efforts may not be successful

We are a consumer brand; we rely heavily on effective marketing and advertising to sustain brand visibility with potential customers. We recorded marketing expenses of £18.8 million in the six months ended June 30, 2023. As part of our Revised Business Plans, we have reduced and intend to continue reducing certain types of brand marketing (such as TV and radio advertisements, and sponsorships) as well as performance marketing spend. This reduction may affect our ability to sustain brand visibility, which could have a negative effect on our business, financial condition, results of operations and prospects.

We are also heavily reliant on our website, which needs to evolve as our business matures. In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our website in a timely manner or at all. If we are unable to recover marketing costs through increases in customer traffic and in the number of transactions by users of our platform, or if our broad marketing campaigns are not successful or are terminated, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on search engines and vehicle listings sites to help drive traffic to our website, and if we fail to appear prominently in the search results or fail to drive traffic through paid advertising, our audience may decline and our business would be adversely affected

We depend in part on search engines and vehicle listings sites to drive traffic to our website. Our ability to maintain and increase the number of visitors directed to our website is not entirely within our control. A significant number of users access our website via links contained in search engines’ “natural” listings (i.e. listings not dependent on advertising or other payments). Search engines typically do not accept payments to rank websites in their natural listings and instead rely on algorithms to determine which websites are included and in what priority to order in the results of a search query. We endeavor to enhance the relevance of our website to common user search queries and thereby improve the rankings of our website in natural listings (a process known as “search engine optimization” or “SEO”). Search engines frequently modify their algorithms and ranking criteria to prevent their natural listings from being manipulated, which could impair our search engine optimization activities, in turn reducing new client acquisition and adversely affecting our operating results.

These algorithms and ranking criteria may be confidential or proprietary information, and we may not have complete information on the methods used to rank our website. If we are unable to quickly recognize and adapt our techniques to such modifications in search engine algorithms or if the effectiveness of our SEO activities is affected for any other reason, we could suffer a significant decrease in traffic to our website. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future.

Our competitors may increase their search engine optimization efforts and outbid us for placement on various vehicle listings sites or search terms on various search engines, resulting in their websites receiving a higher search result page ranking than Cazoo. Search engine providers could also provide automotive dealer and pricing information directly in search results and search engine providers or vehicle listings sites could align with our competitors or choose to develop competing services.

Further, a violation of a search engine’s terms of service may result in a website’s exclusion from that search engine’s natural listings. If a search engine were to modify our terms of service or interpret existing or modified terms of service in a manner such that our SEO practices were deemed to violate such terms, our website could be excluded from the search engine’s natural listings. Such exclusion could significantly affect our ability to direct traffic to our website.

Vehicle listings sites, such as Autotrader.co.uk, also direct users to our website via links from vehicles advertised on their sites. Should a vehicle listing site such as Autotrader cease to promote our vehicles for any reason, it could reduce new client acquisition and adversely affect our operating results.

If search engines modify their algorithms in ways that are detrimental to us, if vehicle listings sites are unwilling to display any or all of our inventory or if they significantly increase the cost of doing so, or if our competitors’ efforts are more successful than us, overall growth in our audience could slow or our customer base could decline.

Further, mobile operating system and web browser providers, such as Google, have announced product changes to limit the ability of advertisers to collect and use data to target and measure advertising. Google intends to further restrict the use of third-party cookies in its Chrome browser in 2024, consistent with similar actions taken by the owners of other browsers, such as Apple in its Safari browser, and Mozilla in its Firefox browser. These changes may reduce our ability to efficiently target and measure advertising, in particular through online social networks, making our advertising less cost effective and successful. Any reduction in the number of users directed to our website through search engines or vehicle listings sites could have an adverse effect on our business, financial condition, results of operations and prospects.

Our business is dependent upon our ability to recondition and sell inventory expeditiously and efficiently

Our purchases of vehicles are based in large part on projected consumer demand. If actual sales are materially less than we forecast, we would experience an over-supply of vehicle inventory. An over-supply of vehicle inventory will generally cause downward pressure on product sales prices and margins and increase our average days to sale. Vehicle inventory represents a significant portion of our total assets, accounting for £130.1 million, or approximately 25% of our total assets, as of June 30, 2023. Having such a large portion of total assets in the form of inventory for an extended period subjects us to depreciation, inflation and other risks that affect our results of operations. Vehicles can depreciate rapidly and therefore a failure to sell our inventory expeditiously or to recondition and deliver vehicles efficiently to customers could adversely impact our gross profit per unit. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Conversely if our customer demand exceeds our capacity to purchase and recondition our used vehicle inventory this could result in lower inventory levels, leading to lower conversion rates. Following the announcement of our Revised 2023 Plan, we have rationalized our footprint, including through reducing the number of vehicle preparation centers we operate. As a result of this reduction, our reconditioning capacity has declined and our operations may experience periods of inefficiency, which could have a negative impact on our gross profit per unit.

Any disruption of our ability to recondition our vehicles in an expeditious and efficient manner could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicle retail sales depend heavily on affordable interest rates and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows

If interest rates continue to rise, market rates for vehicle financing will generally be expected to rise as well, which may make our vehicles less affordable to customers or steer customers to less expensive vehicles that would be less profitable for us, adversely affecting our financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, customers may not desire or be able to obtain financing to purchase our vehicles. As a result, a substantial increase in customer interest rates or tightening of lending standards could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our business is sensitive to changes in the prices of new and used vehicles

Any significant changes in retail prices for new or used vehicles could have a material adverse effect on our revenues and results of operations. For example, an overall increase in prices for used vehicles may make it difficult for certain customers to afford to purchase a vehicle. Similarly, if retail prices for used vehicles rise relative to retail prices for new vehicles, it could make buying new vehicles more attractive to our customers than buying used vehicles, which could result in reduced used-car sales and lower revenues. Manufacturer incentives could contribute to narrowing the price gap between new and used vehicles. In addition, supply chain issues impacted new vehicle production throughout 2022 and may continue in the future. See “— Our business is subject to risks related to the larger automotive ecosystem, including consumer demand, the shift to electric vehicles, global supply chain challenges and other macroeconomic issues.” As a result of these factors, automotive vehicle pricing and demand continues to be difficult to predict, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Used vehicle prices may also decline for a variety of reasons including an increase in supply due to an increased number of new vehicle lease returns over the next several years. While lower used vehicle prices reduce the cost of acquiring new inventory, lower prices could also lead to reductions in the value of inventory we currently hold, which could result in impairments to our assets and have a negative impact on gross profit. Furthermore, any significant changes in wholesale prices for used vehicles could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to improve our unit economics may suffer

The success of our business depends in part on effectively managing and maintaining sales of our vehicle inventory and related products and services, and providing customers with a car buying experience that meets or exceeds their expectations. If for any reason we are unable to do so in a timely and cost-effective manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

If our products and services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could adversely affect consumer demand. In addition, the volume of customer service requests before and after delivery limits our service capacity and may prevent us from retailing service plans to customers effectively. The changes to our footprint and headcount undertaken as part of the Revised 2023 Plan may negatively impact our ability to serve customers while maintaining the quality and efficiency of our customers’ car-buying experience. If the demand for our used cars exceeds our ability to recondition cars, we may be unable to meet customer demand and may have to decrease our range of brands and models for sale. This could adversely impact our reputation, customer demand for our vehicles and our competitive position.

If we cannot maintain the quality and efficiency of our customers’ car-buying experience or the quality of the vehicles we sell, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

The disposals resulting from the winddown in Europe and other strategic decisions that we may take could have a negative effect on our results of operations

We may divest assets or otherwise discontinue businesses that are no longer a part of our strategy. For example, on September 8, 2022, we announced a plan to wind down our operations in Europe, and we completed the winddown in May 2023. Divestitures or other similar strategic endeavors require a significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on the disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, results of operations or financial condition.

An impairment of our goodwill and other indefinite-lived intangible assets could have a material impact on our results of operations

On an annual basis as of December 31, and at interim periods when circumstances require as a result of a triggering event, we test the recoverability of our goodwill and indefinite-lived intangible assets by performing an impairment analysis. The value in use calculation involves judgment and estimates, including projected revenues, projected cash flows, long-term growth rates, and discount rates. A significant decline in any of the items used to determine the recoverable amount, as well as other triggering events, could result in a material impairment charge. For details of our annual impairment testing, see Note 16 of the audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2022.

We operate in a competitive industry. Increased competition in online car sales could increase our marketing costs and affect our business, results of operations and prospects

The car retail market is highly competitive with respect to price, quality, service, location and vehicle offering. Our current and future competitors may include:

●	online retailers, car supermarkets, and traditional dealers who could increase their investment in technology and infrastructure to compete directly with our online retail model;

●	search engines and vehicle listings sites and new entrants that could change their models to directly compete with us, such as Google, Amazon and AutoTrader.co.uk and Motors.co.uk; and

●	OEMs that could change their sales models through technology and infrastructure investments and enter into the online retail sales market themselves.

We also expect that new competitors will continue to enter the online and traditional automotive retail industry with competing brands, business models, products, and services, which could have an adverse effect on our business, financial condition, results of operations and prospects. Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, undesirable or obsolete. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions or broader in range than those we provide customers with or with more competitive pricing, this may adversely impact our business and prospects.

Our current and potential competitors may have significantly greater financial, technical, marketing, infrastructure and other resources than we have, and an ability to devote greater resources to the development, promotion and support of their products and services. Additionally, they may have more extensive automotive industry relationships, longer operating histories and greater name recognition than us. As a result, these competitors may be able to adapt more quickly, develop new technologies faster and undertake more extensive marketing or promotional campaigns. Furthermore, the closures of a number of our vehicle preparation centers and customer centers following the announcement of our Revised 2023 Plan could limit our access to certain markets and impair our ability to compete effectively. In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. If we are unable to compete with these competitors, the demand for our cars, products and services could substantially decline.

We may not be able to compete successfully against current or future competitors, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations and prospects.

Loss of, or disruption to, our customer centers or vehicle preparation centers could have a material adverse effect on our business, financial condition, results of operations and prospects

Following the announcement of the Revised 2023 Plan, we have rationalized our footprint and operate seven customer centers and four vehicle preparation centers, one of which handles vehicles for our Wholesale channel, in the UK as of June 30, 2023. We store our sale-ready inventory at and deliver vehicles from these locations. Our ability to deliver vehicles to customers is dependent on our operational infrastructure, particularly the efficient functioning of our customer centers and vehicle preparation centers as well as the services of third-party providers of vehicle reconditioning. Customer and vehicle preparation centers rely on inventory management and logistics technology. If this technology fails to operate correctly it could result in an interruption to or a significant diminishment in our ability to function until the technology is restored to working order, which could result in delays in deliveries to our customers, damage to our reputation and potentially a loss of customers or sales.

Our customer centers also provide support in organizing deliveries, managing servicing, MOTs and repairs, dealing with insurance and warranty claims and answering general queries, and vehicle preparation centers are used to recondition used cars prior to sale. If one or more of these customer centers or vehicle preparation centers were to suffer an interruption to their operations, we may have difficulty in replicating their services at one of our other centers. Such an interruption could have a substantial impact on our ability to recondition vehicles to our quality standards, fulfill customer orders or address our customers’ needs, which could result in damage to our reputation and potentially a loss of customers or sales.

Although we have established business continuity procedures designed to minimize the impact of any such disruption, including work from home procedures where necessary, those procedures may not be adequate or effective. We maintain insurance to cover material exposures and business interruption; however, the insurance coverage may not be sufficient and insurance proceeds may not be paid on a timely basis to us if any of our customer centers or vehicle preparation centers are unavailable for any extended period of time. As a result, any loss of or disruption to any of our customer centers or vehicle preparation centers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on key third-party suppliers for outsourced services to us as well as for value-added products to our customers, and we cannot control the quality or fulfilment of these products

Our operations are subject to a number of risks related to our reliance on key third-party suppliers, some of which are outside of our control, including: failure of a supplier to provide the required level of service or to comply with the terms of an agreement with us; interruption of operations or increased costs in the event that a supplier ceases its business due to insolvency or other unforeseen circumstances; failure of a supplier to comply with applicable legal and regulatory requirements or our policies; loss of confidence by suppliers in us as a result of the recent changes to our business; and difficulty in managing the workforce, labor unrest or other employment issues. This in turn, may affect our relationships with our customers and damage our reputation. In addition, we may incur liability to third parties as a result of the actions of our suppliers.

Outsourced services may cease to be provided, for example due to a contract period expiring or a contract being terminated, and there can be no guarantee that the chosen suppliers will be able to provide the functions for which they have been contracted. Although we may replace suppliers or decide to perform functions ourselves, we cannot ensure that such substitution can be accomplished in a timely fashion or without significant costs or disruption to our operations. Any failure of third-party suppliers to deliver the contracted services could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly if a disruption occurs during peak trading periods.

We also offer value-added products to our customers through third-party service providers. As we utilize third-party service providers, we cannot control all of the factors that might affect the quality and fulfilment of these services and products, including (i) lack of day-to-day control over the activities of third-party service providers, (ii) that such service providers may not fulfil their obligations to us or our customers or may otherwise fail to meet expectations and (iii) that such service providers may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us or our customers for reasons outside of our control. Such providers also are subject to local and national regulations and any failure by such third-party service providers to comply with applicable legal requirements could cause us financial or reputational harm.

In addition, we rely on third-party lenders to finance our customers’ vehicle purchases. To the extent that our finance customers have a higher-than-expected default rate, this may affect our ability to agree on customer financing with third-party lenders on acceptable terms or at all. Moreover, we receive commissions and fees from these third-party service providers in connection with finance, service and insurance products purchased by our customers. A portion of the commissions and fees we receive on such products is subject to chargebacks in the event of early termination, default or prepayment of the contracts by end-customers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our revenues and results of operations are partially dependent on the actions of these third parties. If one or more of these third-party service providers cease to provide these services or products to our customers, tighten their credit standards or otherwise provide services to fewer customers or are no longer able to provide them on competitive terms, any of these could have a material adverse effect on our business, revenues and results of operations. If we are unable to replace the current third-party providers upon the occurrence of one or more of the foregoing events, it could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, disagreements with such third-party service providers could require or result in costly and time-consuming litigation or arbitration.

We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry

We rely on our own logistics to transport vehicles from the site of purchase to vehicle preparation centers, then to our customer centers and/or then directly to our customers. As a result, we are exposed to risks associated with transportation, such as weather, traffic patterns, gasoline prices, cost inflation, supply chain delays, labor shortages at transportation providers and warehouses, recalls affecting our vehicle fleet, local and national regulations, insufficient internal capacity, rising prices of external transportation vendors, taxes, license and registration fees, insurance premiums, difficulty in recruiting and retaining qualified drivers, disruption of our technology systems and increasing equipment and operational costs. In addition, events related to political instability, or threatened or actual acts of terrorism and security concerns, may pose challenges to our logistics and fulfilment processes.

Our transportation costs may increase as carriers have increased prices. We are also exposed to the risks of vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. Our failure to successfully manage our logistics and fulfilment process could cause a disruption in our inventory supply chain and distribution, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As part of our Revised 2023 Plan, we announced the intention to make our logistics networks more efficient through the closure of certain of our vehicle preparation and customer centers and further headcount reductions. As part of this we have reduced the number of vehicle preparation centers we operate to four and the number of customer centers we operate to seven. There can be no guarantee that these closures, reduced headcount and transport divestitures will lead to the desired efficiencies or reduced operating costs.

Our business is sensitive to conditions affecting automotive manufacturers, including manufacturer recalls and potential financial issues

Adverse conditions affecting one or more automotive manufacturers, including financial issues, could have a material adverse effect on our business, financial condition, results of operations and prospects and could impact the supply of vehicles. Manufacturer recalls are a common occurrence that have accelerated in frequency and scope in recent years. Recalls and the increased regulatory scrutiny surrounding selling used vehicles with open safety recalls could adversely affect used vehicle sales or valuations, could cause us to temporarily remove vehicles from inventory, could force us to incur increased costs and could expose us to litigation and adverse publicity related to the sale of recalled vehicles, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Vehicles in our inventory may be stolen, damaged or destroyed before they can be sold

Vehicles in our inventory comprise a large share of our total assets. As of June 30, 2023, the value of our overall inventory amounted to £130.1 million. Given the size of this inventory, we require significant space to store our cars. To this end, we have in the past, and may in the future, enter into short-term agreements with third-party logistics partners to handle the storage of some of our cars. We have limited control over the third-party partners and cannot guarantee that cars in our inventory will be properly protected (e.g., against theft or vandalism).

In addition, given that our cars are typically stored in unroofed parking lots, force majeure events such as flooding, fires or hail may affect a large number of our cars. This type of parking lot also has an increased risk of theft or vandalism. Furthermore, electric vehicles in our inventory have in the past and could in the future catch fire and cause damage to surrounding inventory. While we take measures to minimize these risks, such events may cause us to incur large, uninsured damages, deprive us of a significant portion of our inventory and reduce customer satisfaction if we cannot deliver sold cars. While we carry insurance for our vehicles, the insurance coverage may not be sufficient.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fraudulent behavior of sellers or purchasers of our cars or an inability to correctly assess their creditworthiness may adversely affect our business

We source a large number of used cars. While we run provenance checks on the vehicles we purchase, we have in the past, and may in the future, purchase cars that have been stolen, altered, sourced from salvage or sold with outstanding finance attached. Criminals attempting fraudulent sales tend to be sophisticated, presenting us with fake identities, forged car documentation (e.g., a fake registration document and vehicle registration, or obtaining such documentation by submitting false information to the relevant governmental agencies) or altered vehicles (e.g. by changing the odometer reading). Buying stolen or altered cars or cars with outstanding finance may result in writing down the vehicle and selling it at a loss, increased legal fees and expenses, fines and increased insurance costs. Any of the foregoing could have an adverse effect on our brand, reputation and ability to attract customers.

When deciding whether to provide financing services to consumers, we assess their creditworthiness by relying, among other things, on the assessments of third-party credit agencies. There is, however, no guarantee that the systems of these agencies will function properly or that there are no gaps or errors in their assessment. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience significant returns of cars sold

Our terms and conditions give consumers who purchase cars the right to return such cars within a period of seven days from delivery and to receive full refunds, assuming they have driven no more than a stated maximum amount of miles and provided the car is undamaged. Furthermore, as an online seller we are required to offer returns in the first 14 days from delivery. In the six months ended June 30, 2023, the return rate for cars sold amounted to 8.1%. Returning cars is more cost-intensive than returns for other goods sold online due to the size and weight of vehicles. If we face high levels of returns (e.g., due to customers being dissatisfied with their car or customer service) we may incur significant costs, including costs in relation to handling such returns, as well as further complications to our operations.

In addition, we typically purchase cars ‘as is’ based on the details provided and we assume responsibility for any defects these cars may have, assuming they were not previously disclosed by the seller. Defects in purchased vehicles can lead to increased reconditioning costs and reduced flow through our vehicle preparation centers, which can impact the number of cars available for sale. We also sell cars through our wholesale channel and, in the case where these cars have defects that have not been disclosed, we may be required to compensate the purchaser or take back the deficient vehicle, which may result in significant transport costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience seasonal and other fluctuations in our operating results, which may not fully reflect the underlying performance of our business

We expect our results of operations, including revenues and profitability, if any, and cash flow to vary in the future based in part on, among other things, consumers’ car-buying patterns. Industry vehicle sales exhibit seasonality with sales peaking late in the first calendar quarter and diminishing through the rest of the year, with the lowest relative level of industry vehicle sales expected to occur in the fourth calendar quarter. Due to the rapid changes we have undergone during our limited operating history, our sales patterns to date have not reflected the general seasonality of the automotive industry, but we expect this to change once our business and markets mature. Used vehicle prices also exhibit seasonality, with used vehicles depreciating at a faster rate in the last two quarters of each year and a slower rate in the first two quarters of each year. In the future, this may result in a gross profit per unit higher on average in the first half of the year than in the second half of the year.

In addition, a significant portion of our expenses are fixed and do not vary proportionately with fluctuations in revenues. If sales during peak seasons are significantly lower than expected for any reason, we may be unable to adjust our expenses in a timely manner and may be left with a substantial amount of unsold inventory which may be difficult to liquidate and the value of which may depreciate. At the same time, if we fail to obtain sufficient inventory of appropriate vehicles, we may not have an adequate supply of products to meet consumer demand. We may also experience fluctuations in our operating results due to the implementation of our Revised Business Plans.

We are highly dependent on our senior management team and other highly skilled personnel. Changes in our management team following the consummation of the Transactions, and difficulties in attracting or retaining highly qualified personnel, may adversely and materially affect our ability to successfully implement our business strategy

Our performance depends significantly on the efforts and abilities of our key senior management. Following the consummation of the Transactions there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. Our senior management have substantial experience and expertise and have made significant contributions to our continuing growth and success. The loss of any members of the senior management or other key employees without the prompt addition of appropriate replacements could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to find appropriate replacements in a timely manner or the replacements, once appointed, may not perform as effectively as expected.

In addition, our results of operations and success depend on our ability to attract and retain effective personnel throughout our organization. We may not continue to be able to retain or attract a sufficient number of skilled personnel, including within the commercial, car reconditioning, sales and marketing, software engineering, data and IT teams, on attractive terms or at all. In light of the Transactions, our reductions in headcount as part of the Revised 2023 Plan and other cost-saving initiatives, we may find it difficult to prevent attrition beyond our planned reduction in headcount, and to attract personnel in the future. In addition, volatility or lack of performance in the market price of our Class A ordinary shares may affect our ability to attract and retain replacements should key personnel depart. Any inability to recruit, train or retain such personnel could hinder our ability to successfully operate our business and to meet business objectives and timelines, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

A significant element of our business strategy is controlling expenses and efficiently managing our operations. We may experience difficulties in achieving these goals as a result of, among other things, difficulties in hiring or retaining qualified employees, significant turnover in senior management, labor shortages, or increased labor costs.

We are exposed to risks in connection with product-related warranties as well as the provision of services, which may be costly

We provide a free 90-day warranty and offer extended warranty, insurance and service plans to our customers. There is a risk that, relative to the warranties and insurance and service plans provided, the calculated product prices and the provisions for our warranty and insurance and service risks have been set, or will in the future be set, too low. There is also a risk that we may be required to extend the applicable warranty period originally granted or to provide services as a courtesy or for reasons of reputation where we are not legally obliged to do so, and for which we will generally not be able to assert claims in recourse against suppliers or insurers. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes as we rationalize our operations

The rapid development of our business has placed, and may continue to place, significant demands on our management and operational infrastructure. As a part of our ongoing obligations as a public company, we will need to continue to improve the capacity, speed, integration and automation of our reporting systems and operational processes. See “— Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business” below.

Our future development could also strain our ability to maintain reliable service levels for our users and inhibit our ability to develop and improve our operational, financial, and management controls, enhance our reporting systems and procedures, and recruit, train and retain highly skilled personnel.

If we fail to achieve the necessary level of efficiency in our organization, or to improve the capacity, speed, integration and automation of our reporting systems, our business, financial condition, results of operations or prospects could be materially adversely affected.

Cyber breaches caused by malicious hacking could jeopardize the integrity of our IT systems and the security of our data

The rise in cyber- and data-related crime presents a significant challenge in terms of securing data and systems against attack. The growth in online access throughout the retail landscape increases our exposure to potential cyber threats. Our systems, website, mobile applications, data (wherever stored), software or networks, and those of third parties, may be vulnerable to security breaches, including unauthorized access (from within our organization or by third parties), computer viruses or other malicious code and other cyber threats that could have a security impact. We and third parties may not be able to anticipate evolving techniques used to effect security breaches (which change frequently and may not be known until launched), or prevent attacks by hackers, including phishing, ransomware attacks or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in recent years, leading potentially to unauthorized access to, misuse or disclosure of, unavailability of, or the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on our or third-party systems, as well as interruptions or malfunctions in our or third-parties’ operations. See “— Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues” below.

Attacks on our information technology networks may increase in the future. We and our suppliers are at a risk of suffering materially from such attacks and breaches, which could adversely affect our ability to process customer and consumer transactions and manage inventories, result in us incurring significant additional costs to modify our protective measures or to investigate and remediate vulnerabilities, and result in significant losses, reputational harm, competitive disadvantage and sometimes physical damage. We may also be subject to related litigation and financial losses that are either not insured against or not fully covered through our insurance policies, as well as being obliged to incur costs through a need to engage third-party experts, advisers and consultants. We may also be subject to regulatory intervention, significant regulatory fines and sanctions, particularly as a result of the increasing regulatory focus on promoting the protection of customer information and the integrity of information technology systems.

We have security measures in place to safeguard customer information and have invested in cyber security and added additional controls but still may suffer a major loss or unavailability of customer, employee or other personal data, or other business sensitive data, due to inadequate or failed processes or systems, human error, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, or other events that could disrupt our normal operating procedures and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, with the rise in remote working as a response to and following the COVID-19 pandemic, the risk of one of our employees intentionally or inadvertently compromising our systems or misusing data or confidential information has grown.

A significant disruption in service of our website and information technology systems could result in a disruption in our business and could have a material adverse effect on our results of operations

Our brand, reputation and ability to attract customers and generate revenues depend on the reliable performance of our website and supporting systems, technology and infrastructure. Our services are accessed by a large number of users, often at the same time, and as user traffic increases, we may not be able to scale our technology to accommodate increased capacity requirements, which may result in interruptions or delays in service. We have experienced minor interruptions in our systems in the past, including server failures, that temporarily slowed the performance of our website and we may experience interruptions in the future. Notwithstanding efforts to prevent website or IT failure or disruption, including established disaster recovery plans, interruptions in these systems, whether due to system failures, programming or configuration errors, computer viruses, malware, cyber-attacks, power outages, physical or electronic break-ins, fire, telecommunications failures, floods or other malfunctions and disruptions, could affect the availability of inventory on our website and prevent or inhibit the ability of customers to access our website. Problems with the reliability or security of our systems could harm our reputation, prevent us from making sales, result in a loss of customers as well as result in additional costs.

In addition, problems faced by our third-party web-hosting providers, including Amazon Web Services, could adversely affect the experience of our customers. For example, our third-party web-hosting providers could close their facilities without adequate notice or suffer interruptions in service caused by cyber-attacks, natural disasters or other phenomena. Any financial difficulties, up to and including bankruptcy, faced by our third-party web-hosting providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. We may not be able to find a replacement provider within a timely manner or on commercially favorable terms, which may result in reduced revenues and profitability, deteriorating cash flow and reduced market share. In addition, if our third-party web-hosting providers are unable to keep up with our growing capacity needs, our business could be harmed.

In the future, we may not be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our IT infrastructure. Any failure to effectively maintain, improve or upgrade our IT infrastructure and management information systems in a timely manner or at all could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our business relies on e-mail and other messaging services, and any restrictions on the sending of e-mails or messages or an inability to timely deliver such communications could materially and adversely affect our business, financial condition and results of operations

We use e-mail and other messaging services both for internal employee communication purposes and as a free marketing tool to promote our services and website to customers. Promotions offered through e-mail and other messages we send are an important part of our marketing strategy. We provide e-mails to customers and other visitors informing them of the convenience and value of using our platform, as well as updates on orders placed, new inventory and price updates on listed inventory, and we believe these e-mails, coupled with our general marketing efforts, are an important part of the customer experience and help generate revenues. If we are unable to successfully deliver e-mails or other messages to our employees and customers, or if customers decline to consent or to open our e-mails or other messages, our revenues could be materially and adversely affected. In addition, our e-mails may be shown as “spam” or given a lower priority, which could reduce the likelihood of customers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of, e-mails and other messages, as well as legal or regulatory changes limiting our right to send such messages or imposing additional requirements, could impair our ability to communicate with customers.

We also rely on social networking messaging services to send communications and to encourage customers to send communications. Social networks are important as a source of new clients and as a means by which to connect with current clients, and their importance may be increasing. We may be unable to effectively maintain a presence within these networks, which could lead to lower than anticipated brand affinity and awareness, and in turn could adversely affect our operating results. Additionally, changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or customers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by customers and potential customers could materially and adversely affect our business, financial condition, results of operations or prospects. If we are not able to use unpaid marketing tools in the form of e-mails or other messages efficiently, this could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels.

Furthermore, malfunctions of our e-mail and messaging services could result in erroneous messages being sent and customers no longer wanting to receive any messages from us. In addition, our process to obtain consent from visitors to our website and mobile application to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, which could result in regulatory investigations and/or claims.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks related to online payment methods

We accept payments for our vehicles through a variety of methods, including credit card, debit card and bank transfers. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements, fraudulent activity and financial crime. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes and we enter new markets, we also may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. Consumer practices, preferences and norms for payment mechanisms may also vary to a significant degree across different markets, thereby limiting the range of online payment options we are able to offer or deploy. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or facilitate other types of online payments. If any of these events were to occur, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We occasionally receive orders placed with fraudulent credit card data, including stolen credit card numbers, or from clients who have closed bank accounts or who have insufficient funds in open bank accounts to satisfy payment obligations. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card or other fraud, our liability for these transactions could be substantial.

Further, we may become subject to changing payment regulations and requirements that could potentially affect the compliance of our current payment processes and increase the operational costs we incur to support payments. Any noncompliance by us in relation to global laws and regulations that govern payment methods, or any alleged noncompliance, could result in reputational damage, litigation, increased costs or liabilities, or require us to stop offering payment services in certain markets.

Failure to safeguard our customer and other personal data may result in reputational damage, financial penalties, claims from individuals and litigation, and decrease in revenues

We collect, store and use data in our operations that may be protected by data protection and privacy laws. We have taken steps to comply with the General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”) and the GDPR as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 and relevant statutory instruments (the “UK GDPR”). Such laws govern our ability to collect, use and transfer personal data, including relating to our customers and business partners, as well as any such data relating to our employees and others. We routinely transmit and receive personal, proprietary and confidential information (including debit and/or credit card details of our customers) by electronic means and therefore rely on the secure processing, storage and transmission of such information in line with regulatory requirements (including Payment Card Industry — Data Security Standards). Therefore, we are exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy or data protection laws. Failure to comply with the UK GDPR and other applicable data protection laws may result in reputational damage, financial penalties and fines, claims from individuals and litigation, and loss of competitive advantage. For example, breaches of the UK GDPR can each result in fines of up to 4% of annual global turnover.

In addition, we work with third-party service providers that process personal data on our behalf. There is a risk that those service providers may not fully comply with the relevant contractual data processing terms and all data protection obligations imposed on them (including by applicable law). Any failure by such third-party service providers to maintain and protect customer or other personal data could affect the quality of our services, compromise the confidentiality of our customer and other data or cause service interruptions. Such a failure may also result in the imposition of fines and other penalties and could lead to litigation that may result in our being ordered to pay damages and other costs and, as a result, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We also use cookies and similar technologies on our website including to allow our website to work, to analyze and improve our website, to personalize customers’ experiences and to market products to users through advertisements. In recent years, regulators in the UK have expressed increased concern over the use of third-party cookies and similar technologies including for online behavioral advertising and laws in this area are also subject to reform. Privacy and Electronic Communications Regulations require us to obtain informed consent for the placement of a cookie on a customer’s device for certain purposes, and the UK GDPR also imposes additional conditions in relation to that consent, such as a prohibition on pre-checked consents except under certain circumstances.

We may not succeed in adequately protecting our intellectual property and know-how

We rely on a combination of trademark registrations, domain name registrations, and unregistered rights including copyright, unregistered designs, database rights and trade secrets, as well as contractual provisions and restrictions on access to and use of proprietary information to protect our brands, technologies, algorithms, applications and systems, a number of which are of essential importance to our business success. Although we have taken steps consistent with industry practice to protect our intellectual property and know-how, such steps may be inadequate.

We have a portfolio of registered trademarks in respect of the various trading names and logos used in connection with our business. Competitors may adopt service names similar to ours, thereby harming our ability to build our brand identity and possibly leading to user confusion. In addition, there could be potential trade name or trademark infringement or invalidity claims brought by owners of other trademarks or trademarks that incorporate variations of our trading name and logo. We also own a portfolio of internet domain names related to our brand and website. We seek to protect our brand through the registration of additional domain names, where appropriate.

To the extent that our brand, technologies, algorithms and data are not protected by intellectual property rights or the law protecting confidential information, third parties, including competitors, may be able to commercialize or otherwise use our brands, technologies, algorithms and/or data without compensation. We also face the risk that existing or new competitors may independently develop similar or alternative technologies that are equal or superior to our technology without infringing our intellectual property rights or may design around our proprietary technologies.

Furthermore, litigation or proceedings before governmental authorities may be necessary in the future to enforce our intellectual property rights, to protect our brand, trade secrets, databases and domain names and to determine the validity and scope of our proprietary rights and those of others. See “— We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits” below.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property rights claims, which are costly to defend and could require us to pay damages or an account of profits

Companies in the internet and technology sectors may enter into litigation in order to enforce and protect their intellectual property rights. Third parties may in the future assert that we have infringed their intellectual property rights. As we face increasing competition, the possibility of being subject to intellectual property rights claims may grow.

Our technologies, products and services may not be able to withstand third-party claims against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention. If we were found to be in violation of a third-party’s intellectual property rights, we may be required to pay compensation, including damages, or an account of profits, or be subject to injunctions that prevent us from using certain technologies. We may have to seek a license to use the intellectual property rights in the technology, which may not be available or available on reasonable terms and may significantly increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop aspects of our technology due to infringement of third-party intellectual property rights, we may be forced to limit our product and service offerings and may be unable to compete effectively.

In addition, like many businesses, we use open-source software and will continue to use open-source software in the future. Open-source software is generally licensed without any support, warranties or other protections regarding infringement, origin, or quality. Some open-source licenses may, depending on how we use or modify the licensed software, require that we make available the source code of our modifications to or derivatives of the open-source software to the public or grant other licenses to our intellectual property. This may include allowing third parties to make further modifications to and distributions of that source code, in some circumstances at no or minimal cost. Some open-source licenses may also require us to make the source code for our proprietary software available under the terms of the open-source license, depending on how we combine our proprietary software with the relevant open-source software. Companies that use open-source software have faced challenges to their use of open-source software and other software incorporating it. As such, we could be subject to lawsuits claiming that we have not complied with applicable open-source license terms. If we are held to have breached or failed to comply with an open-source software license, we could be exposed to liability, be required to release the affected portions of our source code publicly or cease offering the implicated solutions, and/or be required to re-engineer our software. Although we do not intend to use or modify open-source software in a manner that would adversely affect our business, there can be no guarantee that this will be effective to identify or address all unintended consequences of using open-source software or breach of open-source license terms.

In addition, open-source licensors generally do not provide contractual protections, including as to security and patching, with respect to the software and are not obliged to maintain their software or provide any support, which in turn makes it difficult to pass assurances on to our customers. We may be required to maintain or update such software itself or to replace such software with internally developed software or software obtained from another supplier if the authors of the open-source software utilized by us stop updating it, which may be costly. The use of open-source software may also allow our competitors or other third parties to develop similar offerings more quickly and with less effort and ultimately could result in a loss of our competitive advantages.

Any of these risks, if realized, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have income, expenses, assets and liabilities denominated in foreign currencies which could lead to volatility of our operating results as a result of foreign exchange fluctuations

Our reporting currency is British Pounds Sterling (“GBP”). We have assets and liabilities denominated in other currencies, principally United States Dollars (“USD”). Movement in exchange rates with USD and GBP could lead to gains and losses in our income statement. Revaluation of the Convertible Notes or the New Notes, as applicable in the future, as a result of changes in the exchange rate between USD and GBP could lead to significant reported gains and losses between periods. In addition, a decline in the value of GBP relative to USD would increase our interest expense.

Because we have historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business

As a privately held company, we were not required to comply with many corporate governance and financial reporting practices and policies required of publicly-traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that we were not required to incur in the recent past. Since we stopped qualifying as an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) on December 31, 2022, these expenses are expected to increase further. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and the NYSE, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly. We also expect to continue to need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. As a public company, it could be more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could be more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our Class A ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting (“ICFR”) for the fiscal years ended December 31, 2022 and 2021, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations. If these material weaknesses are not remediated our ability to accurately and timely report our financial results could be adversely affected

In connection with our preparation and the audit of our financial statements as of and for the year ended December 31, 2022, we identified material weaknesses as defined under the Exchange Act in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual financial statements will not be prevented or detected on a timely basis. We and our independent public accounting firm identified the following material weaknesses as defined under the Exchange Act in our internal control over financial reporting:

i.	The entity level and financial reporting control environment is not designed with the appropriate precision to prevent or detect material misstatement in accounting or disclosure, including deficiencies in the design and operation of transaction-level control activities. This includes a lack of effective management review controls, including over the completeness and accuracy of data and reports used in internal controls and segregation of duties relating to the review of manual journal entries, as a part of the financial statement close process for the year ended December 31, 2022;

ii.	The Company did not design and maintain effective controls over information technology general controls (“ITGCs”) for all information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, the Company did not design and maintain: (i) sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; (ii) program change management controls to ensure that information technology (“IT”) program and data changes affecting financial information technology applications and underlying accounting records are identified, tested, authorized and implemented appropriately; and (iii) monitoring controls of IT operations performed by service organizations to ensure that critical batch and interface jobs are monitored, privileges are appropriately granted, and data backups are authorized and monitored. Business process controls (automated and manual) that are dependent on the ineffective ITGCs, or that rely on data produced from systems impacted by the ineffective ITGCs, are also deemed ineffective for the year ended December 31, 2022; and

iii.	Insufficient accounting and finance personnel with IFRS technical accounting knowledge to account for non-routine and complex transactions for the year ended December 31, 2022.

A management assessment has been carried out in relation to the year ended December 31, 2022 and no additional material weaknesses have been identified. However, the management assessment found that, while an overall ICFR plan has been developed and is being implemented, the iterative nature of the process has meant that we are continuing to design, redesign and implement key financial reporting controls across each of the in-scope processes. As such, the management assessment has been unable to conclude that the overall entity-level, business process and IT general control environments are effective.

To address the material weaknesses we plan to continue to undertake remediation actions. During the fiscal year ended December 31, 2022 we implemented a governance, risk management and compliance (“GRC”) tool for the management, operation and evidencing of financial reporting controls. We continued to engage consultants with the appropriate expertise to perform a risk assessment of the internal control environment and assist management in designing and implementing entity level, financial reporting and management review controls, together with IT general and application controls for systems which impact financial reporting. In addition, we have hired a number of personnel with expertise in finance and technical IFRS accounting, including for senior finance leadership positions. Dedicated resources continue to be allocated to support the improvement of our financial control environment and we will deliver training to further support the needs of our staff.

Our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We cannot provide assurance as to when we will be able to complete full remediation or if we will be able to avoid the identification of additional material weaknesses in the future. In addition, the process of assessing the effectiveness of our internal control over financial reporting may require the investment of substantial time and resources, including by members of senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. Additionally, if we are unable to successfully remediate the identified material weaknesses or if we identify additional material weaknesses, our financial statements could contain material misstatements that, when discovered in the future, could cause failure to meet reporting obligations. At such time, our independent registered public accounting firm may issue an adverse report in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.

If we are considered to have material weaknesses in our internal control over financial reporting which are not addressed in a timely manner, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Failure to remedy material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets and other forms of financing.

We may identify additional material weaknesses in the future, or otherwise fail to establish or maintain an effective system of internal control, which may result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we identify any additional material weaknesses in the future, the accuracy and timing of our financial reporting may be adversely affected. Additionally, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports as well as applicable stock exchange listing requirements. We may be unable to prevent fraud, investors may lose confidence in our financial reporting and our share price may also decline. Our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to achieve and maintain the adequacy of our internal control over financial reporting in a timely fashion.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. In addition, control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. In addition, the level of manual processes and multiple systems in our internal control over financial reporting increases the risk of error. As a result, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. We can provide no assurance that the measures we are currently undertaking or may take in the future will be sufficient to maintain effective internal controls or to avoid potential future deficiencies in internal control, including material weaknesses.

Failing to maintain effective disclosure controls and internal controls over financial reporting could have a material adverse effect on our business, financial condition, results of operations and prospects and could cause a decline in the price of our securities.

Our operations may be adversely affected by legal, regulatory and other developments. Our non-compliance with applicable financial regulations could have a material impact on us

We are subject to a range of legal and regulatory requirements originating in the UK, particularly in the areas of consumer protection and rights, transportation, product safety, competition, bribery and corruption, financial services, environment social and governance, infrastructure investment, property rights and planning laws and accounting. Failure to comply with any of these laws or regulations could result in administrative, civil or criminal penalties, loss of licenses or in a cease-and-desist order against our business operations, any of which could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Cazoo Ltd is registered with the Financial Conduct Authority (the “FCA”) as an appointed representative of ITC Compliance Limited (ITC) (now owned by Fortegra) which is directly authorized and regulated by the FCA. As an appointed representative of ITC, Cazoo Ltd is permitted by the Financial Conduct Authority in the UK to carry out certain regulated activity, including brokering finance agreements and introducing insurance products. We intend to remain compliant with such regulations although compliance cannot be guaranteed. Any non-compliance or regulatory changes could have a material and adverse effect on our ability to sell finance and/or insurance products and/or the pricing of and cover provided by such products. This could therefore materially and adversely affect the revenues and earnings that we derive from such products, and consequently could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, changes in laws and regulations, more stringent enforcement or alternative interpretation of existing laws and regulations may change the legal and regulatory environment, making compliance with all applicable laws and regulations more challenging. Changes in laws and regulations in the future could have an adverse economic impact on us by tightening restrictions, reducing our freedom to do business, increasing our costs of doing business or reducing our profitability. Failure to comply with applicable laws or regulations may lead to civil, administrative or criminal penalties, including but not limited to fines or the revocation of permits and licenses that may be necessary for our business activities. We could also be required to pay damages or civil judgments in respect of third-party claims.

New laws, regulations or policies of governmental organizations regarding increased fuel economy requirements, reduced greenhouse gas or pollutant emissions or vehicle safety could give rise to significant costs

We are subject to comprehensive and constantly evolving laws, regulations and policies related to environmental matters (and, in particular, climate change) and health and safety. Capital and operating expenses required in order to comply with environmental laws and regulations may be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. We anticipate that the extent of the legal and regulatory requirements in these areas and the related effect on our operations and costs of compliance will continue to increase in the future.

In general, there is a clear move toward increasingly stringent vehicle emissions regulations, particularly for conventional drive systems. Moreover, further tightening and scrutiny could be forthcoming given the ongoing focus on emissions testing and on-road performance, which could lead to significant additional costs to recondition cars so they comply with new regulations, which may reduce our gross profit per unit. In particular, the UK Government has announced plans to ban sales of new petrol and diesel cars by 2035 which would subsequently reduce the number of used petrol and diesel cars available for us to purchase. There may be a limited availability of vehicles that comply with such regulations which would adversely impact our ability to purchase inventory for sale.

In addition, to comply with current and future environmental, health and safety norms (such as air emissions, the maintenance of safe workplace conditions and regulations that impose responsibility on vehicle sellers to fund the recovery, recycling and disposal of vehicle parts, including lead-acid batteries, at the end of their useful life), we may have to incur substantial capital expenditures to upgrade vehicles and vehicle preparation centers. All of these factors could increase our costs significantly.

Increased public and shareholder attention to environmental, social and governance (“ESG”) matters may expose us to negative public perception, impose additional costs on our business or impact our share price

In recent years, greater attention has been directed towards publicly-traded companies regarding environmental, social and governance matters. A failure, or perceived failure, to respond to regulatory requirements or meet investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, the majority of the cars we buy and sell are powered by gasoline or diesel engines, and government, media, activist or other pressure to limit emissions could negatively impact consumers’ perceptions of us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, while we strive to create an inclusive culture and a diverse workforce where employees feel valued and respected, a failure, or perceived failure, to properly address inclusivity, diversity and other corporate governance matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce. Organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ESG ratings that we could receive could lead to negative investor sentiment which could have a negative impact on our stock price.

Regulation of the internet and e-commerce is evolving, and unfavorable changes or our failure to comply with these regulations could substantially harm our business and results of operations

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce and mobile commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, privacy, data security, anti-spam, pricing, content protection, electronic contracts and communications, mobile communications, consumer protection, information reporting requirements, advertising, unencumbered Internet access to our services and the design and operation of our website. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e-commerce or mobile commerce. Unfavorable regulations and laws could diminish the demand, including online demand, for used cars and complementary products and services and increase our cost of doing business and could adversely affect our business and results of operations.

We are subject to many hazards and operational risks, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers, that may disrupt our business, which could have a material adverse effect on our business, financial condition and results of operations

Our operations are subject to many hazards and operational risks inherent to our business, including accidents or incidents relating to health, safety and the environment at our customer centers and vehicle preparation centers. Our reconditioning operations may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Any significant interruption due to any of the above hazards at one of our primary facilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are also exposed to hazards and operational risks associated with transportation, such as vehicular crashes, which may result in serious injury to or loss of life of an employee or third party. See “— We rely on our own logistics to transport our vehicle inventory. Thus, we are subject to business risks and costs associated with the transportation industry” above.

Any accidents or incidents relating to health, safety and the environment could result in reputational harm and could diminish confidence in our brand and business model. Moreover, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks and we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, insurance may not continue to be available on terms as favorable as our current arrangements and certain risks related to breaches of health and safety may not be insurable.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks, trespassing, vandalism or disruptive political events in regions where we operate or where our third-party contractors’ and suppliers’ facilities are located, could adversely affect our business. Natural disasters including floods, hurricanes and earthquakes may damage our facilities or those of our suppliers, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact our ability to transport and deliver vehicles, thereby reducing our sales and profitability. We have in the past, and may in the future, be subject to trespassing and vandalism, which can impact our operations by, among other things, causing delays in operations to implement repairs, costs associated with repairs and increased security costs. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our vehicles, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression, such as the business disruption and related financial impact that resulted from the COVID-19 pandemic. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, we may be unable to maintain delivery schedules or provide other support functions to our customers. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Tax matters could impact our results of operations and financial condition

We are subject to corporation tax in the UK. Our provision for corporation taxes and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations thereof, which could materially and adversely impact our cash flows and our business, financial condition, results of operations and prospects in future periods. Increases in our effective tax rate could also materially affect our results. Further, we are subject to the examination of our income and other tax returns by His Majesty’s Revenue and Customs, which could have an impact on our business, financial condition, results of operations and prospects.

We may become subject to risks arising from legal disputes in connection with our general business activities

In connection with our general business activities, we are from time to time, and in the future may be, the subject of legal disputes in the UK or in jurisdictions in which we have previously operated. Legal claims have in the past been asserted against us by individuals or other entities, and in the future could be, asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims have been and in the future could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, contract laws, labor and employment laws, securities laws, employee benefit laws and tort laws. Moreover, the process of litigating cases, even if we are successful, may be costly, and in certain circumstances may approximate the cost of damages sought. These claims may also divert our financial and management resources from more beneficial uses. These actions could also expose us to adverse publicity, which might adversely affect our reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have an adverse effect on our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims

We are subject to all of the operating hazards and risks normally incidental to the provision of sales of cars. In addition to contractual provisions limiting our liability to our corporate vehicle sourcing partners, retail sellers, customers and third parties, we maintain insurance policies in such amounts and with such coverage and deductibles as required by law and that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all the liabilities and expenses that may come from claims arising in the ordinary course of our business and current levels of insurance may not be able to be maintained or be available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, then we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to obtain affordable insurance on our inventory may materially adversely affect our financial condition and results of operations

We rely on inventory insurance to protect against catastrophic losses of our inventory. There is no guarantee that we will continue to be able to insure our inventory at affordable rates, or at all, through outside insurers. If we are unable to purchase affordable insurance, we may have to self-insure, reducing our ability to make other investments in our business and exposing us to financial risk. In addition, our inability to insure our inventory through an outside insurer, or to adequately self-insure, may adversely impact our ability to finance inventory purchases.

Risks Related to the Transactions

Following the consummation of the Transactions, the Board will be replaced by the New Board, which will consist of seven members, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the existing Board. The New Board may have interests different than yours and may take actions with which you may disagree

The holders of the Convertible Notes, who will hold the New Shares and the New Notes immediately following the Closing Date, will designate six of the seven directors who will sit on the New Board. The New Board will have the ability to control all major decisions to be made by the Company, including the appointment of the Company’s management, approval of any significant transaction and determination of most matters related to the Company’s management and business affairs.

The New Board may take actions with which the Existing Shareholders disagree or which are in conflict with the interests of the Existing Shareholders. In particular, because six members of the New Board will be selected by the holders of Convertible Notes, they might take actions which favor the interests of the holders of the New Notes, who would own 92% of the Class A ordinary shares immediately following the Closing Date, rather than the interests of the Existing Shareholders, subject to the directors’ compliance with their fiduciary duties. For example, under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares, or to remain registered as an SEC reporting company, for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. After this period the New Board will no longer need to consider this covenant when assessing whether to maintain the listing and could seek to delist the Class A ordinary shares and deregister as an SEC reporting company. In addition, the New Board could, in its discretion, cause the business to liquidate completely, which might benefit the holders of New Notes who would be secured by a substantial portion of the Company’s assets but would result in the Class A ordinary shares held by the Existing Shareholders becoming worthless.

The holders of the Convertible Notes have not informed the Board or management of their plans with respect to the operation of the business of Cazoo following the consummation of the Transactions. Accordingly, Cazoo’s business plan following the consummation of the Transactions may be different than its current business plan, and the business could be changed significantly following the consummation of the Transactions. Any such changes to the business plan or the business may not be in the best interests of the Existing Shareholders who would only own 8% of the Class A ordinary shares immediately following the Closing Date and might be in the interests of the holders of the New Notes who would own 92% of the Class A ordinary shares immediately following the Closing Date.

If we are unable to complete the Transactions, in a timely manner or at all, our business and share price may be adversely affected

The closing of the Transactions is subject to, among other things, the satisfaction or waiver of the conditions described in the section entitled “Description of the Transactions and the Transaction Agreements — Transaction Support Agreement — Closing Conditions.” We cannot assure you that all of the conditions will be satisfied or waived. The required satisfaction of the closing conditions could delay the completion of the Transactions for a significant period of time and could prevent the Transactions from occurring. Any delay in completing the Transactions could cause us not to realize some or all of the benefits that we expect to achieve following the Transactions.

If the Transactions are not completed or are delayed, our share price may be adversely affected. Furthermore, if the Transactions are delayed or are not completed, we may suffer other consequences that could adversely affect our business, financial condition, results of operations and share price, including the following:

●	we have incurred and will continue to incur costs relating to the Transactions (including significant legal and advisory fees), and many of these costs are payable whether or not the Transactions are completed;

●	matters relating to the Transactions may require substantial commitments of time and resources by our management teams, which could otherwise have been devoted to conducting business or other opportunities that may have been beneficial to us;

●	we may be subject to legal proceedings related to the Transactions or the failure to complete the Transactions;

●	a delay in completing the Transactions, failure to complete the Transactions, negative perceptions about the Transactions or other factors beyond our control may result in negative publicity and a negative perception in the investment community and may create doubt as to our ability to effectively implement our current business strategies;

●	we may not be able to identify an alternate strategic transaction, or if an alternate strategic transaction is identified, such alternate strategic transaction may not result in equivalent or better terms or anticipated benefits as compared to what is proposed in the Transactions; and

●	any disruptions to our business resulting from the announcement and pendency of the Transactions.

Failure to obtain the Shareholder Approval would prevent the closing of the Transactions

The closing of the Transactions is subject to Shareholder Approval. While not all matters on which approval from our shareholders is being sought in connection with the Transactions technically require such shareholder approval under Cayman Islands law, the Transaction Support Agreement provides that a super majority approval (at least 66 2/3%) of the holders of Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting is required to approve the Transactions Proposal. In addition, the Articles provide that approval through a special resolution (at least 66 2/3%) of the holders of Class A ordinary shares in respect of which votes are cast at the Extraordinary General Meeting is required to approve the Articles Amendment Proposal. In contrast, the Reverse Stock Split Proposal and Share Increase Proposal only require a simple majority of the votes that are cast. Any failure to obtain the required shareholder approval may result in a material delay in, or the abandonment of, some or all of the Transactions. Any delay in completing the Transactions may materially adversely affect the timing and benefits that are expected to be achieved from the Transactions.

If the Transactions are not completed, we may not have sufficient cash to repay amounts due under the Convertible Notes at their maturity in 2027 or upon a Fundamental Change (as defined in the 2022 Indenture). If the Transactions are completed, we may not have sufficient cash to repay amounts due under the New Notes at their maturity or upon a Change of Control (as defined in the New Notes Indenture)

The 2022 Indenture provides that the Convertible Notes will be repayable at maturity in February 2027 at a 50% premium over the aggregate principal thereof then outstanding (i.e., $945 million) if the Convertible Notes have not been converted, redeemed or repurchased prior to maturity. Given the current price of our Class A ordinary shares, we consider it highly unlikely that the Convertible Notes will become convertible prior to maturity. The 2022 Indenture also provides that the Convertible Notes will be repayable at 100% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture), which includes a delisting of our Class A ordinary shares. If the Transactions are not completed, absent other significant capital raising or strategic transactions, we will not have sufficient cash to repay amounts due under the Convertible Notes at maturity in February 2027 equal to $945 million, which includes a premium payable at maturity. If we are successful in completing the Transactions as contemplated by the Transaction Support Agreement, we will issue $200 million aggregate principal amount of New Notes. The New Notes will mature in February 2027, and we may be required to repay the New Notes earlier upon the occurrence of a Change of Control (as defined in the New Notes Indenture). There can be no assurance that at the maturity of the New Notes we will have sufficient cash to repay amounts due under the New Notes, absent significant additional capital raising or strategic transactions, or that we will be able to repay amounts due under the New Notes upon the occurrence of a Change of Control.

Uncertainty about the Transactions may adversely affect our relationships with our customers, suppliers and employees, which could negatively affect our business, whether or not the Transactions are completed

The announcement of the Transactions may cause uncertainties in our relationships with our customers and suppliers, which could impair our ability to maintain or expand our business. Furthermore, uncertainties about the Transactions may cause current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could adversely affect our business. Further, our current or potential business partners may decide to delay, defer or cancel entering into new business arrangements with us pending consummation of the Transactions. The occurrence of these events individually or in combination could materially and adversely affect our business, financial condition and results of operations.

The Transactions, if consummated, will constitute a “change of control” under two of our stocking loan facilities which we utilize to finance the purchase of inventory. If not waived, the change of control would permit the applicable lenders to terminate these facilities

Our business as an online used car retailer depends on having the right volume and range of inventory on our website. The appropriate volume and mix of vehicle inventory are fundamental to our operations and require an ability to finance the acquisition of inventory at competitive rates and across various acquisition channels nationwide. We use stocking loans to finance the purchase of inventory. Stocking loan facilities typically cover approximately 80% of the car value for an average of 180 days from inception of the loan. The availability of stocking loans provides us with the flexibility to finance our inventory while maximizing liquidity available in the business.

The Transactions constitute a change of control for purposes of two of our three stocking loan facilities. These two facilities comprise £125 million of the aggregate capacity of £130 million of our stocking loan facilities as at September 30, 2023. The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. The lender with respect to one of these facilities, Santander, notified us that with effect from January 1, 2024, it will no longer be providing wholesale stocking loan facilities, due to a change in global strategy. The Santander facility has a borrowing capacity of £11 million. There can be no assurance that either of these lenders will waive any breach that may arise as a result of the Transactions. In the event that one or more of the stocking loan facilities is terminated as a result of the Transactions, there can be no guarantee that we will be successful in negotiating new stocking loan facilities on similar terms or on terms acceptable to us. An inability to obtain adequate stocking loan financing would have a material adverse impact on our ability to manage our inventory, which in turn could have a significant adverse effect on our business and results of operations.

The exchange of the Convertible Notes for the New Notes and New Shares of the Company will significantly dilute our shareholders

On the Closing Date, the Convertible Notes will be exchanged for the New Notes and the Company will also issue to the holders of Convertible Notes their pro rata portion of New Shares such that, immediately following the Closing Date, the holders of Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. Accordingly, our Existing Shareholders will experience significant dilution after the closing as they will hold a pro rata portion of 8% of the outstanding Class A ordinary shares following the Closing Date.

The resale of the New Shares by the holders of the Convertible Notes will be registered on a registration statement on Form F-3 and will increase the number of Class A ordinary shares eligible for resale. Any resale of a significant number of New Shares, or the perception that such resale could occur, could adversely affect the market price of our Class A ordinary shares.

Further, as a result of the Transactions, New Warrants to purchase Class A ordinary shares will be issued and registered on a registration statement on Form F-1. The New Warrants will become exercisable when our equity value reaches or exceeds certain amounts. See “Description of Securities — New Warrants — Exercisability and Exercise Price.” To the extent such New Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New Warrants may be exercised could adversely affect the market price of our Class A ordinary shares.

Any additional issuances of Class A ordinary shares following the exercise of Existing Warrants or outstanding stock options and/or in connection with issuances of Class A ordinary shares pursuant to the management incentive plan amended or adopted by the New Board will also result in dilution to the then-existing shareholders of Class A ordinary shares. See “Risks Related to the New Warrants — Our Existing Warrants may be exercised for Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders” and “Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association — We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our Existing Shareholders and may depress the market price of our Class A ordinary shares.”

We may fail to realize the anticipated benefits of the Transactions

Following the completion of the Transactions, we expect to benefit from, among other things, an improved capital structure, reduced but still significant refinancing risk, an increased ability to raise capital and engage in strategic transactions and grow our shareholder base, and a reduced delisting risk. If we are not able to successfully achieve these objectives, then the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected.

Even if the Transactions are successful, we may incur future losses and will need to raise additional funds through further issuances of equity or debt securities and we cannot be certain that we will achieve or maintain profitability in the future

We have not been profitable since we began operations in December 2019 and had an accumulated loss of approximately £1,427 million as of June 30, 2023. See “Risks Related to our Business and Industry — We have a history of losses and we may not achieve or maintain profitability in the future.” Even if the Transactions are successful, we cannot be certain that we will achieve or maintain profitability. We may continue to incur significant losses in the future and will need to raise additional funds through further issuances of equity or debt securities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to litigation in connection with the Transactions

Lawsuits may be filed against us, our subsidiaries or our directors or executive officers in connection with the Transactions. If any such lawsuit is filed, it could result in a reduction of our share price, substantial costs and diversion of management’s attention and resources, which could adversely affect the business, financial condition or results of operations of the Company whether or not the lawsuit has any merit and whether or not a settlement or other resolution is achieved.

Our shareholders may not realize a benefit from the Transactions commensurate with the ownership dilution they will experience in connection with or following the Transactions

If we are unable to realize the strategic and financial benefits currently anticipated from the Transactions, our shareholders will have experienced substantial dilution of their ownership interests in us without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent we are able to realize only part of the expected strategic and financial benefits currently anticipated from the Transactions.

During the pendency of the Transactions, we may not be able to enter into other strategic transactions that may offer more favorable terms as compared to what is proposed by the Transactions. In addition, while the Transaction Support Agreement is in effect, we are generally prohibited from entering into certain transactions that are outside the ordinary course of business. Any such transactions that are impeded or prohibited pursuant to the Transaction Support Agreement could be favorable to our shareholders if consummated.

The holders of Convertible Notes will own 92% of the Company’s outstanding Class A ordinary shares immediately following the Closing Date and thus will have the ability to control all shareholder votes, including votes with respect to the appointment of directors, mergers, liquidations or the sale of all of our assets, or any amendments to our Articles

Immediately following the Closing Date, the holders of Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. As a result, the holders of Convertible Notes, if they choose to act together, will have the ability to control or significantly influence all matters submitted to the shareholders including the appointment of directors, mergers, liquidations or the sale of all of our assets, or any change to our Articles. The holders of Convertible Notes may vote their shares in a manner that is not in the best interests of other shareholders.

This concentration of share ownership may also have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combinations, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders. This concentration of share ownership may not be in the best interests of all of our shareholders.

Because the number of Class A ordinary shares to be held by Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date is not adjustable based on changes in the market price of our Class A ordinary shares, the equity ownership of our Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date may have a greater or lesser value than at the time the Transaction Support Agreement was executed

The number of Class A ordinary shares to be held by Existing Shareholders and the holders of Convertible Notes immediately following the Closing Date is not adjustable based on changes in the market price of our Class A ordinary shares. The market price of our Class A ordinary shares may decline in the period between the date the terms of the Transactions were agreed upon and the consummation of the Transactions. If such decline in market price were to occur, our Existing Shareholders and the holders of Convertible Notes would receive equity ownership of substantially lower value than the value of such equity ownership on the date the Transactions terms were agreed upon.

We have and will continue to incur significant costs in conducting the Transactions

The Transactions have resulted, and will continue to result, in significant costs to us, including advisory and professional fees. We will be required to pay a significant portion of these expenses whether or not the Transactions close. We have also been required to pay a portion of the fees and expenses of the legal and financial advisors to the holders of Convertible Notes incurred prior to the execution of the Transaction Support Agreement and will be required to pay the remainder of their fees and expenses at the closing of the Transactions. These costs and fees have and will continue to reduce our available cash flow, which could have an adverse effect on our business prospects, financial condition and results of operations.

Risks Related to the Proposed Reverse Stock Split

If and when the Reverse Stock Split is consummated, our shareholders that are entitled to receive less than one Class A ordinary share will not receive any new Class A ordinary shares, but instead will be paid cash in lieu of the fractional share interest to which they are entitled and will cease to be shareholders of the Company and will not receive any New Warrants

We will not issue fractional shares in connection with the Reverse Stock Split. Instead, our transfer agent will aggregate all fractional shares and sell them as soon as practicable after the effective time of the Reverse Stock Split (the “Reverse Stock Split Effective Time”) at the then-prevailing prices on the open market on behalf of those shareholders who would otherwise be entitled to receive a fractional share interest as a result of the Reverse Stock Split. We expect that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share will instead receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares. Shareholders that are cashed out in this fashion will not be entitled to interest for the period of time between the Reverse Stock Split Effective Time and the date payment is made for their fractional share interest.

Therefore, if you are entitled to receive less than one Class A ordinary share upon consummation of the Reverse Stock Split, you will receive cash in lieu of a fractional share interest, you will cease to be a shareholder of the Company and you will not receive any New Warrants. See “Proposal 2: Reverse Stock Split Proposal — Fractional Shares.”

The Reverse Stock Split may not increase the per share trading value of the Class A ordinary shares over the long-term

The principal purpose of the Reverse Stock Split is to increase the per share trading value of the Class A ordinary shares, which the Company believes will make trading in the Class A ordinary shares more attractive to certain institutional investors and increase shareholder interest in the Company. It cannot be assured, however, that the Reverse Stock Split will accomplish any increase in the per share trading value of the Class A ordinary shares for any meaningful period of time or would allow us to prevent the delisting of our Class A ordinary shares from the NYSE in case of non-compliance with continued listing rules, and it could have a materially adverse effect on our business. See “— The Reverse Stock Split may not reduce our risk of delisting.”

While it is expected that the reduction in the number of outstanding Class A ordinary shares will proportionally increase the market price of our Class A ordinary shares, it cannot be assured that the Reverse Stock Split will increase the market price of our Class A ordinary shares, or result in any permanent or sustained increase in the per share trading value of the Class A ordinary shares, which is dependent upon many factors, including our financial results, market conditions, the perception that shares may be sold in the market and the market perception of our business. Thus, it cannot be assured that the Reverse Stock Split will make trading in the Class A ordinary shares more attractive to certain institutional investors and increase shareholder interest in the Company in the long-term.

The Reverse Stock Split may decrease the liquidity of our Class A ordinary shares

Although our Board believes that the anticipated increase in the per share trading value of the Class A ordinary shares resulting from the proposed Reverse Stock Split could encourage interest in trading the Class A ordinary shares and possibly promote greater liquidity for our shareholders, such liquidity could also be adversely affected by the reduced number of Class A ordinary shares outstanding after the Reverse Stock Split. The reduction in the number of outstanding Class A ordinary shares may lead to reduced trading and a smaller number of market makers for the Class A ordinary shares.

The Reverse Stock Split may lead to a decrease in our overall market capitalization and negatively impact the market for our Class A ordinary shares

A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the Company’s overall market capitalization. We implemented our first reverse stock split of our issued and unissued share capital at a ratio of 1-for-20 (the “First Reverse Stock Split”), which became effective on February 8, 2023. The proposed Reverse Stock Split, if implemented, will be the second time we are conducting a share consolidation, which can be viewed even more negatively by the market.

There can be no assurance that the total market capitalization of our Class A ordinary shares after the proposed Reverse Stock Split will be equal to or greater than the total market capitalization before the proposed Reverse Stock Split or that the per share market price of our Class A ordinary shares following the Reverse Stock Split will increase in proportion to the reduction in the number of Class A ordinary shares outstanding before the Reverse Stock Split.

Should the market price of the Class A ordinary shares decline after the Reverse Stock Split, the percentage decline may be greater, due to the smaller number of Class A ordinary shares outstanding, than it would have been prior to the Reverse Stock Split. In some cases, the per-share stock price of companies that have effected Reverse Stock Splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of our Class A ordinary shares will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on our stock price due to the reduced number of Class A ordinary shares outstanding after the Reverse Stock Split.

The Reverse Stock Split may result in some shareholders owning “odd lots”

The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 Class A ordinary shares on a post-Reverse Stock Split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Risks Related to the New Notes

Our substantial debt could limit our flexibility, adversely affect our financial health and prevent us from fulfilling our obligations under the New Notes

We have a substantial amount of debt and significant debt service obligations. As of June 30, 2023, our total debt outstanding was £441.9 million. As of June 30, 2023, and as adjusted to give effect to the Transactions, our pro forma total debt would have been £245.0 million. Our ability to fund working capital, capital expenditures and other expenses will depend on our future operating performance and ability to generate sufficient cash.

Our substantial debt could have important negative consequences for us and any holders of the New Notes. For example, our substantial debt could:

●	make it difficult for us to satisfy our obligations with respect to the New Notes and our other debt;

●	require us to dedicate a substantial portion of our cash flow from operations to making payments on our debt, thereby limiting the availability of funds for working capital, business opportunities and other general corporate purposes;

●	increase our vulnerability to a downturn in our business or adverse general economic or industry conditions;

●	limit our flexibility in reacting adequately to changes in our business or the industry in which we operate;

●	limit our flexibility to enter into potentially advantageous strategic combinations or business relationships;

●	place us at a competitive disadvantage compared to those of our competitors that have less debt than we do; or

●	limit our ability to borrow additional funds or raise equity capital in the future and increase the costs of any such additional capital.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations, including the New Notes.

We and our subsidiaries may be able to incur additional amounts of debt, which could further exacerbate the risks associated with our indebtedness

We may be able to incur additional debt in the future. Although the New Notes Indenture will contain restrictions on the incurrence of additional debt, these restrictions are subject to qualifications and exceptions. Incurring such additional debt could further increase the related risks we now face. In addition, the New Notes Indenture will not prevent us from incurring obligations that do not constitute indebtedness under those agreements.

The New Notes will contain restrictive debt covenants that will limit our operating and financial flexibility, including a liquidity covenant that will require the Company to maintain a minimum amount of liquidity

The New Notes Indenture will contain covenants that will impose significant operating and financial restrictions on us. These agreements will limit our ability to, among other things:

●	incur or guarantee additional indebtedness;

●	make certain restricted payments and investments;

●	transfer or sell assets;

●	enter into transactions with affiliates;

●	create or incur certain liens;

●	make certain loans, investments or acquisitions;

●	issue or sell share capital of certain of our subsidiaries;

●	issue or sell redeemable preferred shares;

●	create or incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us; and

●	merge, consolidate or transfer substantially all of our assets.

All of these restrictions will be subject only to limited exceptions and qualifications. In particular, we will have very limited ability to incur or guarantee additional unsecured debt, create or incur liens on the New Notes Collateral and make loans, investments or acquisitions. In addition, we will be required to apply the proceeds from certain transfers or sales of assets only towards repaying, repurchasing or redeeming the New Notes at a premium. We will also be restricted in our ability to transfer cash among our subsidiaries for operations above £36 million. The covenants to which we become subject pursuant to the New Notes Indenture could limit our ability to implement our business plan, to finance our future operations and capital needs and to pursue business opportunities and activities that may be in our interest.

The New Notes Indenture will also contain a minimum liquidity covenant that will require us to maintain a minimum amount of liquidity to be set at £50 million, to be tested quarterly. We expect that, without raising additional capital and depending on our expenditure levels going forward, we could be in breach of this liquidity covenant during the second half of 2024. Any uncured breach of the covenants contained in the New Notes Indenture, including the minimum liquidity covenant, could result in the occurrence of an event of default under the New Notes Indenture, which would enable the holders of the New Notes to potentially accelerate the maturity of the principal amount due under the New Notes and foreclose on the collateral which secures the obligations under the New Notes Indenture.

The New Notes will be secured by a substantial portion of the assets of the Company and its subsidiaries

The New Notes will be secured by a first priority fixed charge over the Company’s bank accounts, a first priority assignment of all intragroup receivables owed to the Company, a first priority fixed charge over all of the shares in Cazoo Holdings Limited granted by the Company, a first priority fixed charge over each guarantor’s bank accounts kept in England and Ireland, including at least one bank account of Cazoo Holdings Limited that shall hold a minimum balance of £50,000,000 at all times, a first priority fixed charge over the shares in each guarantor, a first priority assignment of all intragroup receivables owed to each guarantor, and a first priority floating charge over substantially all of the assets of each guarantor, including intellectual property but excluding (among others) vehicles which secure or are subject to a negative pledge under floor plan facilities and transporter vehicles that secure or are subject to a negative pledge under arrangements used to finance such transporter vehicles, subject to further exceptions.  The documents governing the New Notes will also provide that any existing funding arrangements among the Company and/or any guarantor and any future upstream, downstream or other movement of funds among the Company and/or any guarantor will be documented under intragroup loan agreements in an agreed form and that any equity investment made into any guarantor will be made only by way of an intragroup loan documented under an intragroup loan in an agreed form; receivables under all such intragroup loans also will be subject to first priority security for the benefit of the holders of the New Notes.

Because a substantial portion of our assets will secure the New Notes, we will not have substantial remaining assets available to secure other indebtedness, and the indenture governing the New Notes significantly limits our ability to incur additional secured debt.  Accordingly, to the extent we required additional capital, there would not be substantial remaining assets available for incurring additional secured debt, which could have an adverse effect on the Company’s ability to consummate its business plan.

We may not have the ability to repurchase the New Notes if required upon the occurrence of a Change of Control (as defined in the New Notes Indenture) or repay the New Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash as needed to repurchase or repay the New Notes

Holders of the New Notes will have the right to require us to repurchase for cash all or a portion of their New Notes at 101% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Change of Control. We also will be required to repay the New Notes in cash at their maturity, unless earlier redeemed or repurchased. We may not have enough available cash or be able to obtain financing at the time of a Change of Control in order to make any required repurchases of the New Notes surrendered or to repay the New Notes at maturity.

In addition, our ability to repurchase the New Notes or to repay principal at maturity may be limited by law, regulatory authority, or agreements governing our future indebtedness. Our failure to repurchase the New Notes at a time when the repurchase is required by the New Notes Indenture or to repay the New Notes at maturity will constitute a default under the New Notes Indenture. A default under the New Notes Indenture, or the Change of Control itself, could also lead to a default and cross-acceleration under agreements governing our other present or future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the interest on such indebtedness and repurchase the New Notes or to repay the New Notes at maturity.

We may not be able to generate or raise sufficient cash to service our debt and sustain our operations

Our ability to make principal or interest payments when due on our indebtedness, including obligations under the New Notes, and to fund our ongoing operations, will depend on our future performance and ability to generate cash, which, to a certain extent, is subject to the success of our business strategy as well as general economic, financial, competitive, legislative, legal, regulatory and other factors, as well as other factors discussed in these “Risk Factors,” many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flows from operations, will achieve revenue growth, or that cost savings and operating improvements will be realized or that future debt and/or equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, including the New Notes, or to fund our other liquidity needs.

If the Transactions are not consummated, our current cash flows from operations are unlikely to generate sufficient cash to enable our repayment of the Convertible Notes, to the extent such remained outstanding until maturity. Similarly, if the Transactions are consummated, the New Notes will have the same February 2027 maturity date as the Convertible Notes, and we will need to raise additional capital before the end of 2024 and seek to refinance or restructure the New Notes prior to maturity if we fail to improve our operating cash flows.

If our future cash flows from operations and other capital resources are insufficient to service our debt obligations and repay the same as they mature, or to fund our liquidity needs, we may be forced to:

●	reduce or delay our business activities and capital expenditures;

●	sell assets;

●	obtain additional debt or equity capital; or

●	restructure or refinance all or a portion of our debt, including the New Notes, on or before maturity.

The type, timing and terms of any future financing, restructuring, asset sales or other capital raising transactions will depend on our cash needs and the prevailing conditions in the financial markets. We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In such an event, we may not have sufficient assets to repay all of our debt.

Any failure to make payments on the New Notes on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness. In addition, the terms of our debt, including the New Notes and the New Notes Indenture, will limit, and any future debt may limit, our ability to pursue any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business, financial condition and results of operations. There can be no assurance that any assets that we could be required to dispose of could be sold or that, if sold, the timing of such sale and the amount of proceeds realized from such sale would be acceptable. Furthermore, the New Notes Indenture will contain covenants regarding permitted uses of the proceeds from asset sales that may require us to allocate such proceeds in a manner that is not optimal for the growth of our business. If our business does not generate sufficient cash flows from operations and if we are unsuccessful in raising additional capital, we may not have sufficient cash to service our debts and repay the same when due, including the New Notes, or to fund our other liquidity needs.

The Company will have the discretion to pay a portion of the interest on the New Notes in PIK interest rather than cash for any interest period

The New Notes bear interest of 6.00% per annum. For any interest period, the Company may elect, in its sole discretion, to pay up to 2.00% of the interest due on the New Notes in PIK interest rather than cash. In the event that the Company elects not to pay cash interest, the Company will pay interest on the New Notes by increasing the principal amount of the New Notes or by issuing additional New Notes as PIK interest. Accordingly, we cannot assure you that the Company will elect to pay the full amount of interest due in any interest period in the form of cash interest. As a result, holders of the New Notes could potentially receive only up to 4.00% cash interest on the New Notes for any interest period. The payment of PIK interest will increase the amount of the Company’s outstanding indebtedness and will accordingly increase the risks associated with the Company’s level of indebtedness.

Risks Related to the New Warrants

There will be no public market for the New Warrants. If the Transactions are consummated, the New Board may decide to delist our Class A ordinary shares and deregister the Company as an SEC reporting company, and in the event we are unable to comply with applicable continued listing standards the NYSE may initiate delisting proceedings against us

There will be no established public trading market for the New Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list the New Warrants on any securities exchange or other recognized trading system. Without an active market, the liquidity of the New Warrants will be limited. This limited liquidity may substantially limit the ability of holders of the New Warrants to sell their New Warrants at a price and time when such holders want to sell them, and this may negatively affect the value of the New Warrants. Holders of New Warrants may not be able to sell their New Warrants at an acceptable price or at all.

In addition, our New Board could determine to voluntarily delist our Class A ordinary shares. Under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. We expect to have fewer than 300 shareholders of record of Class A ordinary shares following the consummation of the Reverse Stock Split. If the Company is no longer registered pursuant to Section 12(b) of the Exchange Act because the Class A ordinary shares are no longer listed on the NYSE, then having fewer than 300 shareholders of record would allow us to deregister as an SEC reporting company under Section 12(g) or Section 15(d) of the Exchange Act if the New Board determines it is in the interests of the Company to do so. In the New Registration Rights Agreement to be entered into at closing, the Company has agreed to provide at least 30 days notice to the Holders (as defined in the New Registration Rights Agreement) in the event it expects that it will no longer be subject to SEC reporting following the delisting of the Class A ordinary shares. If the New Board determines it is in the interests of the Company to deregister as an SEC reporting company, then the Company will take action to withdraw each of the Company’s then-effective registration statements, including the Form F-3 registering the resale of the New Shares. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or maintain Cazoo as an SEC reporting company. If the Class A ordinary shares are delisted, or Cazoo otherwise is not an SEC reporting company, shareholders may not be able to sell their Class A ordinary shares in the public market, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

Further, if we fail to satisfy the NYSE’s continued listing requirements, we may be unable to maintain the listing of our Class A ordinary shares in the future. For example, Rules 802.01C and 802.01B of the NYSE Manual require, respectively, that listed companies maintain (i) an average closing share price of at least $1.00 over a consecutive 30 trading-day period and (ii) (a) an average global market capitalization over a consecutive 30 trading-day period of at least $50 million and a published stockholders’ equity of at least $50 million and/or (b) an average global market capitalization over a consecutive 30 trading-day period of at least $15 million. The NYSE may also delist a security if trading in the security is “abnormally low” in the view of the NYSE.

On September 19, 2023, we received the Market Capitalization Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. On September 28, 2023, we the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency, and we intend to submit a plan to cure the deficiency set out in the Market Capitalization Notice and restore compliance with the NYSE continued listing standards within the required time periods; however, there can be no assurance that (i) if and when the Reverse Stock Split is implemented the price of our Class A ordinary shares will subsequently remain above the minimum $1.00 average closing price going forward or (ii) the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that any such plan, if implemented, will be successful and enable us to retain compliance. In addition, even if the aforementioned efforts are successful, our average global market capitalization over a consecutive 30 trading-day period could fall below $15 million following consummation of the Transactions, which would result in an automatic suspension of our listing, subject to the Company’s ability to appeal such suspension. See “Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association — The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions” for more information.

If in the future we are unable to regain compliance with Rule 802.01B and/or Rule 802.01C of the NYSE Manual or we fail to comply with any of these and/or other applicable continued listing requirements, and the NYSE subsequently delists our Class A ordinary shares, holders of our Class A ordinary shares may not be able to resell their Class A ordinary shares in the public markets, and the Class A ordinary shares and New Warrants may lose most or all of their value.

The New Warrants will not be exercisable if our equity value does not reach or exceed certain amounts

The New Tranche 1 Warrants will become exercisable if our equity value reaches $525 million, the New Tranche 2 Warrants will become exercisable if our equity value reaches $1.025 billion and the New Tranche 3 Warrants will become exercisable if our equity value reaches $1.5 billion, in each case, subject to such equity value hurdles being achieved prior to expiration of the New Warrants. See “Description of Securities — New Warrants – Exercisability and Exercise Price.” If our equity value does not reach the specified hurdles, holder of the New Warrants will not be able to exercise the New Warrants. We cannot assure you that our equity value will ever reach any of the applicable hurdles. In the event no equity value hurdles have been achieved prior to expiration of the New Warrants, they will expire worthless.

The trading price of our Class A ordinary shares has been volatile, and an investment in the Class A ordinary shares issuable upon exercise of the New Warrants could be subject to significant volatility and lose value

The trading price of our Class A ordinary shares has been volatile, and an investment in the New Warrants and the Class A ordinary shares issuable upon exercise thereof could be subject to significant volatility and lose value. Factors such as actual or anticipated fluctuations in our financial results (including in connection with consummation of the Transactions) or the financial results of companies perceived to be similar to us, changes in market expectations about our operating results, including in connection with consummation of the Transactions, and the successes of competitors may, among other things, affect the value of the New Warrants and the price of our Class A ordinary shares issuable upon exercise thereof. As the Company does not intend to list the New Warrants on any securities exchange or arrange for the New Warrants to be traded on any over-the-counter market, it will be difficult to ascertain the value of the New Warrants at any given time other than by reference to the then current trading price of our Class A ordinary shares. See “Risks Related to the Ownership of Our Securities, the Law of the Cayman Islands and Provisions of Our Memorandum and Articles of Association — If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts following the completion of Transactions, the market price of our securities may decline.” A significant drop in the price of our Class A ordinary shares could also expose us to the risk of securities class actions lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect our business prospects, financial condition and results of operations.

An Existing Shareholder who exercises their New Tranche 1 Warrants and/or New Tranche 2 Warrants, following our achievement of the applicable equity value hurdle, prior to us reaching the third equity value hurdle will receive fewer Class A ordinary shares at a higher exercise price than those Existing Shareholders who exercise their New Tranche 1 Warrants and/or New Tranche 2 Warrants after the Company reaches the third equity value hurdle

The New Warrants are structured such that an Existing Shareholder may exercise a New Tranche 1 Warrant, a New Tranche 2 Warrant or a New Tranche 3 Warrant only when the equity value hurdle pertaining to such New Warrant tranche is reached. However, based on how the New Warrants are structured, an Existing Shareholder who exercises their New Tranche 1 Warrants and/or New Tranche 2 Warrants prior to us reaching the third equity value hurdle will receive fewer Class A ordinary shares at a higher exercise price than those Existing Shareholders who exercise their New Tranche 1 Warrants and/or New Tranche 2 Warrants only after the Company reaches the third equity value hurdle. There can be no assurance that we will achieve any equity value hurdle necessary for any tranche of the New Warrants to become exercisable.

For example, based on the number of Class A ordinary shares outstanding on September 22, 2023, if the equity value of the Company reaches $525 million, the New Tranche 1 Warrants would become exercisable for up to 422,098 Class A ordinary shares at an exercise price of $99.50 per share. If the Company’s equity value reaches $1.025 billion, based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 1 Warrants have not been exercised, then the New Tranche 1 Warrants as of such date would become exercisable for up to 462,298 Class A ordinary shares at a reduced exercise price of $90.85 per share. If the Company’s equity value reaches $1.5 billion, based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 1 Warrants have not been exercised, then the New Tranche 1 Warrants as of such date would become exercisable for 510,961 Class A ordinary shares at a reduced exercise price of $82.20 per share.

Similarly, based on the number of Class A ordinary shares outstanding on September 22, 2023, if the Company’s equity value reaches $1.025 billion, New Tranche 2 Warrants would become exercisable for 462,298 Class A ordinary shares at an exercise price of $177.37 per share. If the Company’s equity value reaches $1.5 billion, based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 2 Warrants have not been exercised, then the New Tranche 2 Warrants as of such date would become exercisable for 510,961 Class A ordinary shares at a reduced exercise price of $160.48 per share.

Therefore, a holder of New Warrants who does not exercise any New Warrants until the third equity value threshold is reached, if ever, would receive more value for its New Tranche 1 Warrant and the New Tranche 2 Warrant than a holder of New Warrants who exercises some or all of its New Tranche 1 Warrant or New Tranche 2 Warrant when the first or second equity value threshold, as applicable, is reached.

The number of Class A ordinary shares issuable upon exercise of the New Warrants will not be adjusted for all dilutive events

The number of Class A ordinary shares issuable upon exercise of the New Warrants is subject to adjustment for certain events, including, but not limited to, stock splits, reverse stock splits and recapitalizations as described below under “Description of Securities — New Warrants.” The number of Class A ordinary shares issuable upon exercise of the New Warrants will not be adjusted, however, for other events that may adversely affect the value of the New Warrants or the market price of the Class A ordinary shares, such as the issuance of additional equity securities at any price or securities convertible into or exercisable or exchangeable for equity securities.

The terms of the New Warrants may be amended in a manner adverse to a holder if holders of the majority of the then outstanding New Warrants approve of such amendment

The New Warrant Agreements that will govern the New Warrants will provide that (a) the terms of the New Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any defective provision or (ii) making any provisions with respect to matters or questions arising under each Warrant Agreement as the parties to such Warrant Agreement may deem necessary or desirable and that do not adversely affect the interests of the registered holders of the New Warrants under such New Warrant Agreement in any material respect and (b) other modifications or amendments require the vote or written consent of at least the holders of a majority of the New Warrants then outstanding and issued pursuant to such New Warrant Agreement.

Accordingly, the terms of the New Warrants may be amended in a manner adverse to a holder if holders of a majority of the then outstanding New Warrants issued pursuant to such New Warrant Agreement approve of such amendment. Although our ability to amend the terms of our New Warrants with the consent of the holders of a majority of the then outstanding New Warrants is very broad, no modification of the terms upon which the New Warrants are exercisable may be made without the consent of the holders of each New Warrant affected thereby.

Our Existing Warrants may be exercised for Class A ordinary shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders

Outstanding Existing Warrants to purchase up to an aggregate of 2,062,728 Class A ordinary shares may be exercised in accordance with the terms of the Existing Warrant Agreement governing those securities. The Existing Warrants became exercisable on October 30, 2021. The exercise price of the Existing Warrants is currently $230.00 per share. The number of shares issuable upon exercise of the Existing Warrants, and the related exercise price, will be further adjusted upon consummation of the Reverse Stock Split. To the extent such Existing Warrants are exercised, additional Class A ordinary shares will be issued, which will result in dilution to the then-holders of Class A ordinary shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Existing Warrants may be exercised could adversely affect the market price of our Class A ordinary shares.

The exercise of New Warrants constitutes a separate investment decision, the merits and risks of which may not have been fully addressed herein

The information contained herein may not contain all information necessary to allow holders of the New Warrants to make an informed decision with respect to the exercise of the New Warrants in the future. In particular, our prospects, business, financial condition and results of operations will change between the date hereof and the exercise date of any New Warrant, and the disclosures included herein, including those related to the tax consequences of acquiring, holding, selling or otherwise transferring New Warrants, may no longer be accurate as of such exercise date. Any such changes may be important to the holder in making a decision whether to exercise New Warrants at such time. The holder should consult its investment, tax and other advisors as needed to make an investment decision at such time.

Risks Related to the Ownership of our Securities, the Law of the Cayman Islands and Provisions of our Memorandum and Articles of Association

If our business and results of operations do not meet the expectations of investors, shareholders or financial analysts following the completion of the Transactions, the market price of our securities may decline

If our business, financial condition, results of operations and prospects do not meet the expectations of investors or securities analysts following the completion of the Transactions, the market price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In these circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

●	actual or anticipated fluctuations in our financial results (including in connection with the implementation of our Revised Business Plans) or the financial results of companies perceived to be similar to us;

●	changes in the market’s expectations about our operating results, including in connection with the completion of the Transactions;

●	the successes of competitors;

●	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

●	our ability to execute and achieve the benefits of the Transactions;

●	changes in financial estimates and recommendations by securities analysts concerning us or the industry in which we operate;

●	operating and share price performance of other companies that investors deem comparable to us;

●	our ability to market new and enhanced products on a timely basis;

●	changes in laws and regulations affecting our business;

●	the commencement of, or involvement in, litigation;

●	changes in our capital structure, such as future issuances of securities, the impact of the Reverse Stock Split, or the incurrence of additional debt;

●	the volume of our Class A ordinary shares available for public sale;

●	any major change in our Board or management;

●	sales of substantial amounts of our securities by our directors, executive officers or significant shareholders, or the perception that such sales could occur;

●	general economic and political conditions such as recessions, interest rates, inflation, fuel prices, international currency fluctuations and acts of war or terrorism;

●	inability to raise new capital when needed on acceptable terms; and

●	material changes to commercial terms with our suppliers and partners.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and the NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention. In addition, you should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the prices of our securities could decline substantially. Such price declines could occur even when we have met any previously stated revenue or earnings forecasts that we may provide.

The NYSE may delist our Class A ordinary shares, or our New Board could decide to voluntarily delist our Class A ordinary shares beginning three months after the Closing Date of the Transactions, which could limit investors’ ability to transact in our securities, and subject us to additional trading restrictions

Our Class A ordinary shares are listed on the NYSE. Although we were able to meet their initial listing requirements, we may be unable to maintain the listing of our Class A ordinary shares in the future. We received a notice on July 15, 2022 from the NYSE that we were not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual that require listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. In response to the NYSE notice, the Board approved a consolidation of the Company’s issued and unissued share capital at a ratio of 1-for-20 (the “First Reverse Stock Split”), which became effective on February 8, 2023. The Class A ordinary shares began trading on a split-adjusted basis on Thursday, February 9, 2023.

Rule 802.01B of the NYSE Manual provides that a company will be considered to be below compliance if (i) its average global market capitalization over a consecutive 30 trading-day period is less than $50 million and its published stockholders’ equity is less than $50 million and/or (ii) its average global market capitalization over a consecutive 30 trading-day period is less than $15 million. In addition, under Rule 802.01B of the NYSE Manual the NYSE may commence delisting procedures when a company’s listed securities experience an abnormally low selling price.

On September 19, 2023, we received the Market Capitalization Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01B of the NYSE Manual because our average global market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, our last reported shareholders’ equity was less than $50 million. We have notified the NYSE that we intend to submit a plan to cure the deficiency and restore our compliance with the NYSE continued listing standards. In accordance with applicable NYSE procedures, we have 90 days from receipt of the Market Capitalization Notice to submit a plan advising the NYSE of the definitive action we have taken, or are taking, that would bring the Company into compliance with the minimum global market capitalization listing standard within 18 months of receipt of the Market Capitalization Notice (the “Cure Period”). We intend to develop and submit a plan to bring the Company into compliance with the NYSE continued listing standards within the required timeframe by pursuing measures that are in the best interests of the Company, our shareholders and other stakeholders. The NYSE will review the plan and, within 45 days of its receipt, determine whether we have made a reasonable demonstration of an ability to conform to the relevant standards in the Cure Period. The Market Capitalization Notice has no immediate impact on the listing of the Class A ordinary shares. If the NYSE accepts the plan, the Class A ordinary shares will continue to be listed and traded on the NYSE during the Cure Period, subject to our compliance with other NYSE continued listing standards and continued periodic review by the NYSE of our progress with respect to our plan. The Class A ordinary shares will continue to trade on the NYSE under the symbol “CZOO” with the designation of “.BC” to indicate the status of the shares as “below criteria.” There can be no assurance that the NYSE will favorably determine that we have made a reasonable demonstration of an ability to conform with the relevant standards, or that any such plan, if implemented, will be successful and enable us to retain compliance. If the plan is not submitted on a timely basis or is not accepted by the NYSE, or if the plan is implemented but does not result in us regaining compliance with the continued listing standards, the NYSE could initiate delisting proceedings.

On September 28, 2023, we received the Trading Standards Notice from the NYSE that we are not in compliance with the continued listing standards set forth in Rule 802.01C of the NYSE Manual because the average closing price of our Class A ordinary shares over a consecutive 30 trading-day period was less than $1.00. Pursuant to Rule 802.01C, we have a period of six months following the receipt of the Trading Standards Notice to regain compliance with the minimum average closing price requirement. In accordance with the NYSE Manual, we notified the NYSE within 10 business days of receipt of the Trading Standards Notice of our intent to cure the deficiency. We can regain compliance with the minimum average closing price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period our Class A ordinary shares have a closing price of at least $1.00 and an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If at the expiration of the six-month cure period we have not regained compliance with Rule 802.01C, the NYSE will commence suspension and delisting procedures. We expect that the Reverse Stock Split will cure the minimum average closing price deficiency. However, there can be no assurance that our shareholders will approve the Reverse Stock Split or that, if and when the Reverse Stock Split is implemented, that our Class A ordinary shares will continue to trade above the minimum $1.00 average closing price going forward.

In addition, our New Board could determine to voluntarily delist our Class A ordinary shares. Under the terms of the Transaction Support Agreement, we will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for our Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants and the New Shares, and the Class A ordinary shares and the New Warrants may lose most or all of their value.

If the NYSE subsequently delists our Class A ordinary shares, or we voluntarily delist our Class A ordinary shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A ordinary shares;

●	reduced liquidity for our Class A ordinary shares;

●	determination that our Class A ordinary shares are a “penny stock” which will require brokers trading our Class A ordinary shares to provide a statement explaining why they have determined that penny stocks are a suitable investment for the investor, resulting in a reduced level of trading of our Class A ordinary shares;

●	a limited amount of, or no, news and analyst coverage;

●	a decreased ability to issue additional Class A ordinary shares or obtain additional financing in the future; and

●	the triggering of a “Fundamental Change” under the Convertible Notes, if such delisting occurs prior to the Closing Date or if the Transactions are not consummated, requiring us to repurchase for cash the Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest thereon.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A ordinary shares or our industry, our share price and trading volume could decline

The trading market for our Class A ordinary shares relies in part on the research and reports that industry or financial analysts publish about our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our Class A ordinary shares or industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A ordinary shares could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Future resales of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of Existing Warrants and/or New Warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, may cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well

The sale or possibility of sale of our Class A ordinary shares, or Class A ordinary shares issuable upon the exercise of Existing Warrants and/or New Warrants or issuable upon the exercise of outstanding stock options or other stock options or other equity securities which may be issued in the future, could have the effect of increasing the volatility in the value of our Class ordinary shares or putting significant downward pressure on the price of our Class A ordinary shares.

We may issue additional Class A ordinary shares or other equity or equity-linked securities, which would dilute the interests of our then existing shareholders and may depress the market price of our Class A ordinary shares

Following the completion of the Transactions, we may issue additional Class A ordinary shares or other equity or equity-linked securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without shareholder approval in many circumstances. We may also issue additional Class A ordinary shares upon exercise of our Existing Warrants, New Warrants and/or issuance of new equity securities in connection with the MIP. See “Risks Related to the Transactions — The exchange of the Convertible Notes for the New Notes and New Shares of the Company will significantly dilute our shareholders.”

Our issuance of additional Class A ordinary shares or other equity or equity-linked securities would have the following effects:

●	our shareholders’ proportionate ownership interest in us may decrease;

●	the amount of cash available per share, including for payment of dividends in the future, may decrease;

●	the relative voting power of each previously outstanding Class A ordinary share may be diminished; and

●	the market price of our Class A ordinary shares may decline.

Any future issuances of our Class A ordinary shares may be dilutive to current holders of Class A ordinary shares and negatively impact the value of your investment.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of our securities

The stock market experiences volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our Class A ordinary shares and, as a result, there may be significant volatility in the market price of our Class A ordinary shares. In addition, the price of our securities could fluctuate significantly for various reasons, many of which are outside our control, such as our performance, large purchases or sales of the Class A ordinary shares, legislative changes and general economic, political or regulatory conditions. Separately, if we are unable to achieve profitability in line with investor expectations, the market price of our Class A ordinary shares will likely decline when it becomes apparent that the market expectations may not be realized.

In addition to operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our Class A ordinary shares and increase fluctuations in our results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting general conditions in the economy or the financial markets or other developments affecting the vehicle industry.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or the New Board (as applicable) or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

We do not currently intend to pay dividends on our Class A ordinary shares and, consequently, a shareholder’s ability to achieve a return on its investment will depend on appreciation in the price of our Class A ordinary shares

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, a shareholder’s ability to achieve a return on their investment in our Class A ordinary shares will depend on appreciation in the price of our Class A ordinary shares.

Provisions in our Articles may inhibit a takeover of the Company, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench management

Our Articles currently contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions currently include that the Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Board only by successfully engaging in a proxy contest at two or more annual general meetings. Our authorized but unissued Ordinary Shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer or otherwise that could involve the payment of a premium over prevailing market prices for our Class A ordinary shares. Following the Closing Date, the New Board and the holders of the New Shares could act to amend the Articles, resulting in the modification or removal of one or more of the foregoing provisions and/or the addition of further provisions that discourage a takeover of the Company.

We are a foreign private issuer, and as such are exempt from certain provisions of U.S. securities laws applicable to U.S. domestic public companies

Because we qualify as a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have been publishing certain quarterly financial information as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we generally are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to U.S. domestic companies; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards

We are considered a foreign private issuer as such term is defined in Rule 405 under the Securities Act. The NYSE rules generally permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the Board be independent; (ii) have a compensation committee consisting entirely of independent directors; (iii) have a nominating and corporate governance committee consisting entirely of independent directors; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year. We may continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, our securityholders will not have the benefit of all of the NYSE corporate governance rules that apply to U.S. domestic companies.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Cazoo on June 30, 2024.

In the future, we would lose our foreign private issuer status if both (1) a majority of our shareholders are U.S. residents, and (2) either (a) a majority of our directors or executive officers are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to prepare our financial statements in compliance with U.S. GAAP rather than IFRS as adopted by the IASB. In addition, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding compensation philosophy, objectives, annual total compensation (base salary, bonus, and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders would become subject to the related to short-swing profit disgorgement and the disclosure of beneficial ownership of directors, executive officers and 10% or greater shareholders. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization and indebtedness as of June 30, 2023 (i) on an actual basis and (ii) as adjusted to give pro forma effect to (a) the consummation of the Exchange Offer, assuming 100% participation, (b) implementation of the Reverse Stock Split and the Share Increase and (c) the issuance of the New Warrants. The table does not give effect to any proceeds that may be received by us in connection with any exercise of the New Warrants issued in connection with the Transactions. The data in the table is derived from, and should be read in conjunction with, our unaudited consolidated statement of financial position as of June 30, 2023, furnished to the SEC by the Company in a Report on Form 6-K filed on August 15, 2023.

	As of June 30, 2023
(£ in thousands)	Actual	As adjusted

Third party debt:
Secured asset financing(1)	3,362		3,362
Subscription facility(2)	746		746
Stocking loan facilities(3)	82,368		82,368
Convertible Notes(4)	276,417		—
Convertible Notes embedded derivative	78,978		—
Warrants(5)	16		18,045
New senior secured notes(6)	—		70,941
Total third-party debt	441,887		175,462

Total cash and cash equivalents and restricted cash	194,578		194,578

Share capital	55		55
Share premium	925,637		925,637
Merger reserve	420,834		420,834
Retained earnings	(1,427,344)		(1,160,919)
Foreign currency translation reserve	2,885		2,885
Total equity	(77,933)	`	188,492

(1)	Secured and unguaranteed.

(2)	Secured and unguaranteed.

(3)	All of our stocking loan facilities are secured. Of the aggregate £82.4 million outstanding under our stocking loan facilities as of June 30, 2023, £78.0 million was outstanding under guaranteed facilities.

(4)	The Convertible Notes are not secured by any of our assets and are not guaranteed by any of our subsidiaries.

(5)	Reflects the Existing Warrants in addition to the New Warrants having been issued to the Existing Shareholders. The New Warrants are recorded at fair value upon establishment and revalued at the period end through the income statement.
(6)

Assumes that $200 million aggregate principal amount of New Notes are issued upon completion of the Exchange Offer and that interest on the New Notes for each interest period is paid at the rate of 4.00% cash and 2.00% PIK. The New Notes have been recorded at fair value as at June 30, 2023. The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles).

DESCRIPTION OF THE TRANSACTIONS AND THE TRANSACTION AGREEMENTS

Overview

On September 20, 2023, the Company and certain of its subsidiaries (the “Company Parties”) entered into the transaction support agreement (together with all exhibits, annexes and schedules thereto, the “Transaction Support Agreement”) with (i) Viking, (ii)  Farallon, (iii) certain other holders of the Convertible Notes (Viking, Farallon, and such other holders of the Convertible Notes that have become a party to the Transaction Support Agreement as of the date of this Proxy Statement, the “Consenting Noteholders”), (iv) Alex Chesterman, our founder and Executive Chairman, and (v) Daniel Och, one of our directors (together with Alex Chesterman and the shareholders who have become party to the Transaction Support Agreement as of the date of this Proxy Statement, the “Consenting Equityholders” and, together with the Consenting Noteholders, the “Consenting Stakeholders” and, together with the Company and its subsidiaries party to the agreement, the “Transaction Support Parties”). On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1 has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date)). On the date of this Proxy Statement, the Consenting Noteholders owned 85% of the Convertible Notes and the Consenting Equityholders owned more than 32% of the Class A ordinary shares.

As part of the Transactions, and subject to Shareholder Approval, the Company will conduct an exchange offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of newly issued senior secured notes due 2027 (the “New Notes”) and (2) newly issued Class A ordinary shares such that immediately following the Closing Date, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares (the “New Shares”) (such exchange for the Convertible Notes, the “Exchange Offer”). The Company agreed to register the Class A ordinary shares to be issued to the holders of the Convertible Notes on a registration statement on Form F-3 for resale.

In addition, the Existing Shareholders, including the Consenting Equityholders, will retain in aggregate 8% of the outstanding Class A ordinary shares immediately following the Closing Date and will receive three tranches of New Warrants which provide the opportunity to acquire further Class A ordinary shares in the future depending upon the achievement of equity value hurdles of $525 million, $1.025 billion and $1.5 billion. The New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants are being registered on a registration statement on Form F-1 prior to consummation of the Transactions.

As part of the Transactions, the Company agreed to seek the Shareholder Approval, including approval of the Exchange Offer and the issuance of the New Warrants. The Company will require the approval of at least 66 2/3% of the voting power of the Company’s shareholders present or represented by proxy at the Extraordinary General Meeting (provided that the requisite quorum is present) to consummate the Transactions.

The Transactions and actions proposed by the Transaction Support Agreement will deleverage the Company’s capital structure and are expected to improve the Company’s financial flexibility. Consummation of the Transaction is subject to various conditions discussed below, including shareholder approval. The Company expects the Transactions to close in the fourth quarter of 2023.

Background of the Transactions

On February 16, 2022, the Company issued $630.0 million in aggregate principal amount of its Convertible Notes. The Convertible Notes are not secured and do not benefit from guarantees by the Company’s subsidiaries. The Convertible Notes bear regular interest at a rate of 2% per year, payable quarterly, and mature on February 16, 2027. The Convertible Notes became convertible at the option of the holders after November 6, 2022 at an initial conversion rate of 200 Class A ordinary shares per $1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of $5.00 per share (which amount was proportionately adjusted to $100.00 per share as a result of the reverse stock split implemented by Cazoo in February 2023). Holders can require the Company to repurchase for cash all or any portion of their Convertible Notes at 100% of their principal amount, plus accrued interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture, which includes a delisting of the Company’s Class A ordinary shares). The Convertible Notes are not redeemable prior to February 16, 2025, and after February 16, 2025 can only be redeemed by the Company if the trading price of the Class A ordinary shares is at least 150% of the conversion price. If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A ordinary shares, or a combination of cash and shares at the option of the Company. The Convertible Notes were issued pursuant to the 2022 Indenture.

The Convertible Notes were issued pursuant to a Purchase Agreement, dated as of February 9, 2022, between the Company and the purchasers of the Convertible Notes. In connection with the sale of the Convertible Notes, and in accordance with the Purchase Agreement, the purchasers of the Convertible Notes agreed that they would not transfer the Convertible Notes, or shares issuable upon conversion, until November 6, 2022. This lockup agreement was later extended to September 30, 2023.

The purchasers of the Convertible Notes included, among others, (1) affiliates of Viking Global Investors LP (collectively, “Viking”), which purchased $300 million of the Convertible Notes, (2) affiliates of Farallon Capital Management, L.L.C. (“Farallon”), which purchased $100 million of the Convertible Notes, (3) affiliates of Inherent Group LP (“Inherent”), which purchased $50 million of the Convertible Notes, (4) affiliates of Mubadala Investment Co. PJSC, which purchased $50 million of Convertible Notes, (5) D1 Capital Partners, L.P., which purchased $30 million of the Convertible Notes, and (6) affiliates of Daniel Och, a director of the Company, which purchased $15 million of the Convertible Notes

During 2022 and early 2023 the Company evaluated a number of different strategic alternatives. Over time it became apparent to the Company that the high amount of debt outstanding was becoming an impediment to the Company’s ability to raise capital as planned in 2024 and to negotiate and consummate strategic options, including a sale or merger of the Company. The high amount of debt outstanding also posed a refinancing risk to the Company because if the Convertible Notes were left outstanding to maturity the Company would need to repay $945 million after giving effect to the 50% premium that would be due at maturity. The existence of the Convertible Notes also posed a risk to the Company’s ability to continue as a going concern.

On March 17, 2023, Viking, Farallon and Inherent, who owned $450 million out of the $630 million of Convertible Notes, or 71%, entered into a Cooperation Agreement (the “Cooperation Agreement”). The stated purpose of the Cooperation Agreement was to engage with the Company in discussions regarding a potential financing, recapitalization, asset or equity sale, reorganization, and/or restructuring transaction or series of such transactions or alternative extraordinary transactions involving the Company (in each case, effecting a permanent change to the existing capital structure of the Company) (any such transaction, a “Transaction”). The parties to the Cooperation Agreement agreed, among other things, (i) to use commercially reasonable efforts to cooperate in good faith with each other to engage in such discussions and negotiations with the Company regarding a Transaction, and (ii) to not directly or indirectly sell, loan, assign, transfer, hypothecate, tender or otherwise dispose of (including by participation), in whole or in part, its right, title or interest in any Convertible Notes, or grant any proxies, deposit any of its Convertible Notes into a voting trust, or enter into a voting agreement with respect to any such Convertible Notes, each without the prior written consent of the other parties. Each party further agreed that it would not support, either directly or indirectly, consent to, or otherwise vote in favor of, any Transaction that is not supported by the parties holding a majority of the Convertible Notes held by all parties. However, nothing in the Cooperation Agreement obligates any of the parties to consent to, or otherwise vote in favor of, any Transaction. The Cooperation Agreement by its terms was scheduled to automatically terminate upon the earlier to occur of (i) June 30, 2023 and (ii) the consummation of a Transaction to which all the parties were bound.

On April 25, 2023, affiliates of D1 Capital Partners L.P. and Mubadala Investment Co. PJSC, who collectively owned an additional $80 million of Convertible Notes, signed a joinder agreement and became parties to the Cooperation Agreement. On June 15, 2023, the parties to the Cooperation Agreement extended the agreement from June 30, 2023 to September 30, 2023.

Between May 2023 and September 2023, the Company engaged in negotiations with Viking and Farallon, who own a majority of the Convertible Notes, with respect to a potential restructuring of the Company’s capital structure. During these negotiations, the Company was advised by Goldman Sachs International and Viking and Farallon were advised by PJT Partners. The Company’s legal advisor was Freshfields Bruckhaus Deringer US LLP and Viking and Farallon’s legal advisor was Weil Gotshal & Manges LLP. The parties exchanged a number of proposals, multiple drafts of a term sheet, and multiple drafts of a transaction support agreement.

Key topics of negotiation between May 2023 and September 2023 included the following terms, among others:

●	The amount of indebtedness which the Company would issue to the holders of Convertible Notes, with the Company seeking to reduce the amount of outstanding indebtedness as much as possible;

●	The percentage of outstanding Class A ordinary shares which the holders of Convertible Notes would own after giving effect to the Transactions;

●	The interest rate on the New Notes to be issued, including the amount of interest which could be paid in kind;

●	With respect to the outstanding Class A ordinary shares which the holders of Convertible Notes would not own, the amount of such shares that would be issued to the existing equityholders as compared to the amount that would be allocated toward a new management incentive plan;

●	The extent to which the Transactions would require shareholder approval and the threshold of approval that would be needed in order for the Transactions to be consummated;

●	The future equity valuation targets which would need to be reached in order for the three tranches of warrants for existing equityholders to become exercisable;

●	The size and composition of the new board of directors after giving effect to the Transactions;

●	The extent to which the Company would be required to remain listed on the NYSE, Nasdaq or another major exchange for a specific period of time after the closing of the Transactions;

●	The nature and parameters of the liquidity covenant to be included in the indenture governing the New Notes;

●	The nature and parameters of the liquidity covenant to apply to the Company between the date of signing the Transaction Support Agreement and the closing of the Transactions;

●	The extent and duration of restrictions on transfer of Class A ordinary shares held by Consenting Equityholders;

●	The timing of the transaction and the Outside Date for completing the Transactions;

●	The appropriate threshold vote necessary for shareholder approval of the Transactions;

●	Minority rights for Existing Shareholders, including tag along rights and preemptive rights; and

●	The minimum amount of Convertible Notes whose holders would be necessary to sign the Transaction Support Agreement.

The parties ultimately reached a general agreement on the parameters of the Transactions. The Transaction Support Agreement was finalized on September 15, 2023. On September 16, 2023, the Board approved the Transaction Support Agreement and Term Sheet. On September 20, 2023, the Transaction Support Agreement was executed by the Transaction Support Parties. The Company promptly issued a press release announcing the Transactions and filed a Form 6-K with a summary of the Transactions. On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1 has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date)).

Cazoo’s Board of Directors Reasons for Approval of the Transactions

In evaluating the proposed Transactions, the Board consulted with management and our financial, accounting, tax and legal advisors. In reaching its unanimous resolution (i) that the Transactions are advisable and in the best interests of Cazoo and its shareholders and (ii) to recommend that the shareholders approve the Transactions, the Board considered a range of factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision.

The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Cazoo’s reasons for supporting the Transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

The Board considered a number of factors pertaining to the Transactions as generally supporting its decision to approve the Transactions and related matters contemplated thereby, including, but not limited to, the following material factors (which are presented in no particular order and which were not ranked in any manner by the Board):

●	Improvement to our Capital Structure; Reduce Refinancing Risk. Cazoo currently has a debt quantum that is disproportionately high compared to its equity value. Today’s capital structure includes $630 million principal amount of Convertible Notes outstanding with a conversion option into ordinary shares at $100 per share. If the Convertible Notes remain unconverted (which is highly likely, given the current share price), the 2022 Indenture provides that the Convertible Notes will be repayable at maturity in February 2027 if certain events do not occur prior to such time, such as a change of control. The 2022 Indenture also contains a provision providing for a 50% premium if the Convertible Notes remain outstanding at maturity, which would increase the amount due at maturity from $630 million to $945 million.

●	Absent significant capital raising or other strategic transactions as discussed below, the Company will not have sufficient cash to repay amounts due under the Convertible Notes at maturity in February 2027 ($630 million, or $945 million including the 50% premium). We had £195 million of cash and cash equivalents and approximately £35 million of self-financed inventory at June 30, 2023. We successfully executed the business restructuring changes we had targeted in the Revised 2023 Plan, which are resulting in sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved Adjusted EBITDA and net cash flow from operating activities as reported for the six months ended June 30, 2023. However, our business model is still loss-making at the current level of unit sales, and we would need to scale our operations significantly to reach cash breakeven. Without raising further funds to allow us to return to growth, which includes significant investment in inventory, we will not be able to deliver our goal of achieving profitability and positive cash flow from operating activities. However, even if we raise additional funds to execute our Five-Year Plan, we would not generate adequate levels of cash in 2027 in order to repay $630 million (or $945 million including the 50% premium) in principal amount of the Convertible Notes at maturity.

●	Ability to Raise Capital. The Convertible Notes severely constrain the ability of Cazoo to obtain additional capital to return to growth. Cazoo’s business plan assumes continued growth in retail units sold, with a corresponding growth in inventory to support such sales, but in order to achieve these volumes of retail units sold, Cazoo will need to raise additional capital in 2024 to support its ongoing cash requirements. Reducing the outstanding debt quantum will better position Cazoo to raise capital, depending on market conditions. Moreover, without reducing the outstanding debt quantum, Cazoo faces the inability to refinance or raise sufficient capital to repay the Convertible Notes at maturity in February 2027. Exchanging the Convertible Notes for the New Notes and New Shares significantly reduces the principal amount to be refinanced at maturity from $945 million to $200 million.

●	Ability to Engage in Strategic Initiatives. In the past, our strategy has been to grow organically and to opportunistically review acquisitions where they meet our strategic goals. Since the winddown of operations in mainland Europe and focus on the UK, the Convertible Notes have severely constrained the ability of Cazoo to pursue meaningful strategic options in the UK, representing a significant impediment to our growth in the UK and our ability to leverage the benefits of an increase in scale. Therefore, the Board believes that reducing the debt quantum to a more modest level will improve Cazoo’s ability to unlock the opportunity for potential strategic initiatives. While the proposed Transactions dilute our shareholders, the Board believes it will create potential value for our shareholders compared to what would be the result of the status quo remaining unchanged (i.e., Cazoo continuing to utilize cash in the business without the ability to grow its platform). We are not currently engaged in any active discussions for strategic initiatives because our current capital structure effectively precludes us from pursuing such initiatives.

●	Opportunity for Existing Shareholders to Participate in Cazoo’s Potential Growth. Under the terms of the Transaction Support Agreement, the Existing Shareholders, including the Consenting Equityholders, will retain 8% of the post-Transaction Class A ordinary shares and will receive three tranches of New Warrants exercisable in the future for additional Class A ordinary shares of Cazoo outstanding upon the achievement of certain equity valuation hurdles, which are outlined below.

The Board believes that the Transactions offer the Existing Shareholders the best value reasonably obtainable from their investment in Cazoo, as the revised capital structure is expected to provide Cazoo with a platform to execute on its business strategy to achieve greater market share in the UK and to avail itself of possible strategic options, all of which could benefit the Existing Shareholders.

The New Warrants also provide potential upside value for Existing Shareholders. The New Tranche 1 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 2 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 3 Warrants will represent 8% of our outstanding Class A ordinary shares as of the Closing Date (after giving effect to the Exchange Offer) plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants. The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, if the Company’s equity value reaches $525 million, (ii) in the case of the New Tranche 2 Warrants, if the Company’s equity value reaches $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, if the Company’s equity value reaches $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 1 Warrants would be initially exercisable for 422,098 Class A ordinary shares, the New Tranche 2 Warrants would be initially exercisable for 462,298 Class A ordinary shares, and the New Tranche 3 Warrants would be exercisable for 510,961 Class A ordinary shares. In addition, based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price for the New Warrants would be $99.50 per Class A ordinary share for the New Tranche 1 Warrants, $177.37 per Class A ordinary share for the New Tranche 2 Warrants and $234.85 per Class A ordinary share for the New Tranche 3 Warrants. To the extent that (x) any of the New Tranche 1 Warrants have not been exercised at the time, if ever, when the second tranche equity value hurdle is reached, and (y) any of the New Tranche 1 Warrants and New Tranche 2 Warrants have not been exercised at the time, if ever, when the third tranche equity value hurdle is reached, the exercise price per share of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be reduced and the number of underlying Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants or New Tranche 2 Warrants, as applicable, will be increased to mitigate the dilutive effect of the next tranche of New Warrants becoming exercisable. The New Warrants will expire five years after issuance.

●	Ability to Grow Shareholder Base. We believe that removing the large debt overhang from our capital structure will enable us to grow our shareholder base. We believe that institutional investors will be more likely to consider investing in our securities once such debt overhang and our refinancing risk have been reduced.

●	Reduce Delisting Risk. As of June 30, 2023, we had indebtedness outstanding with a carrying amount of £441.9 million, which included £82.4 million related to stocking loans, £0.8 million related to facilities for financing subscription vehicles, secured asset financing of £3.4 million and £355.4 million related to the Convertible Notes and embedded derivative. Post-Transactions, our aggregate liabilities will be reduced upon cancellation of the Convertible Notes, thereby increasing Total Equity to £188.5 million on a pro forma basis as of June 30, 2023. In addition to this immediate increase in Total Equity, the Company’s reduced level of indebtedness post-Transactions is expected to improve its capacity to raise equity capital going forward, which will be necessary to maintain compliance with the NYSE’s continued listing standards regarding maintaining a market capitalization of at least $50 million and Total Equity of at least $50 million.

●	Ability to Continue as a Going Concern. As reported in our public filings, our management has determined that there is substantial doubt about our ability to continue as a going concern, due to the risk that we may not have had sufficient cash and liquid assets at June 30, 2023 to cover our operating and capital requirements for the period through August 31, 2024; and if sufficient cash cannot be obtained, we would have to substantially alter, or possibly even discontinue, operations. This going concern status will be better addressed through the consummation of the Transactions as it improves the probability of being able to raise new financing given the improved capital structure.

●	Ability to Achieve Business Plan. In coming to its conclusion to recommend the Transactions to the Existing Shareholders, the Board reviewed management’s internal Five-Year Plan. Such business plan reflects numerous estimates and assumptions, including that over the next five years Cazoo’s revenues will increase as (i) the number of retail units sold increases, (ii) revenue from ancillary products increases and (iii) Cazoo continues to invest in infrastructure while also leveraging third party capabilities. The ability to achieve such increased revenues, however, assumes that Cazoo is able to raise additional capital during 2024 in order to scale significantly its operations in line with the Five-Year Plan. Such financing would be subject to market conditions, might contain onerous terms and restrictive covenants and, even if raised, would not enable Cazoo to repay the Convertible Notes at maturity in February 2027. The business plan is also subject to a number of other assumptions regarding improved operating efficiencies expected to be achieved over the five-year period. Approval of the Transactions, by significantly reducing the quantum of indebtedness, while still enabling us to preserve our meaningful cash balance, would make it more likely that Cazoo could achieve management’s internal Five-Year Plan as compared to the status quo, although Cazoo will continue to need to raise capital which is subject to the uncertainties described above. Notwithstanding the foregoing, there is no guarantee the Five-Year Plan can be executed either in whole or in part, or that it would produce the results currently contemplated by management.

The Board also considered a variety of uncertainties and risks and other potentially negative factors regarding the Transactions, including but not limited to the following:

●	Benefits Not Achieved. The risk that the potential benefits of the Transactions may not be fully achieved or may not be achieved within a reasonable timeframe so as to permit Cazoo to achieve the potential benefits of the Transactions.

●	Post-Transactions Debt Capital Structure. Post-Transactions, Cazoo will still have outstanding indebtedness under the New Notes of a $200 million principal amount payable in February 2027. The New Notes will be secured by certain of the assets of the Company, subject to customary exceptions, and will contain covenants restricting the ability of the Company to engage in certain transactions. A failure to comply with the covenants contained in the New Notes Indenture could allow the holders of the New Notes to accelerate the maturity of the New Notes, and a failure to pay the New Notes at maturity or upon acceleration would entitle the holders of the New Notes to foreclose on certain of the assets of the Company and its subsidiaries which constitute collateral. The terms of the New Notes could also restrict Cazoo’s ability to pursue certain strategic options.

●	Post-Transactions Equity Capital Structure. Post-Transactions, the Existing Shareholders who currently own 100% of the outstanding ordinary shares of Cazoo will own 8% of the then outstanding ordinary shares with the potential to acquire additional Class A ordinary shares if certain equity value hurdles are achieved pursuant to the terms of the New Warrants. There is a risk that the equity value hurdles for the New Warrants may not be achieved, and therefore the New Warrants may never be exercisable. Also, the New Warrants will not be listed on any securities exchange and a trading market may not develop for the New Warrants. The New Warrants are also subject to dilution if Cazoo issues additional equity securities or securities that are convertible into or exercisable or exchangeable for equity securities.

●	Ability to Raise Capital. Despite Cazoo’s improved debt profile post-Transactions, it may still be challenging to raise the capital necessary during 2024 to fund the Five-Year Plan, whether due to Cazoo’s circumstances at that time, general economic conditions or some combination thereof. Following the consummation of the Transactions, Cazoo will have $200 million principal amount of indebtedness outstanding under the New Notes which is payable in February 2027. Even if we raise additional funds to execute our return to growth under the Five-Year Plan, we will not generate adequate levels of cash by 2027 in order to repay the principal amount of $200 million of New Notes and would seek to refinance the New Notes instead, depending on market conditions. Such refinancing would be subject to market conditions and might contain onerous terms and restrictive covenants.

●	Listing. Under the terms of the Transaction Support Agreement, Cazoo will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or that the Company will remain an SEC registrant, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

●

Post-Transactions Governance. Post-Transactions, the Board will form a New Board consisting of seven members on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one will be chosen by the existing Board. The New Board may take actions with which you disagree.

●	Post-Transactions Business Plan. The Consenting Noteholders have not informed the Board or management of their plans with respect to the operation of the business of Cazoo following the consummation of the Transactions. Accordingly, Cazoo’s business plan following the consummation of the Transactions may be different than its current business plan, and the business could be changed significantly following the consummation of the Transactions. Any such changes to the business plan or the business may not be in the best interests of the Existing Shareholders who would only own 8% of the Class A ordinary shares and might be in the interests of the holders of the New Notes who would own 92% of the Class A ordinary shares immediately following the Closing Date.

●	Shareholder Vote. There is a risk that our shareholders may fail to provide the votes necessary to effect the Transactions. As described elsewhere herein, the Company is requiring approval of at least 66 2/3% of the voting power of the Company’s shareholders present or represented by proxy at the Extraordinary General Meeting (provided that the requisite quorum is present) in order to approve the Transactions. There is no assurance that the Company will be able to obtain this level of shareholder support for the Transactions.

●	Effects of the Announcement of the Transactions. The public announcement of the Transactions may have a negative impact on our share price, harm our ability to retain key employees, impair our relationship with counterparties and lead to potential litigation.

●	Closing Conditions. Completion of the Transactions is conditioned on the satisfaction of certain closing conditions, many of which are outside of our control. There is no assurance that any or all of these conditions will be satisfied or that a party will be willing to waive any unsatisfied closing conditions.

●	Other Risks. Various other risks associated with Cazoo’s business are described in the section titled “Risk Factors” appearing elsewhere or incorporated by reference herein, including risks related to the ability of Cazoo to achieve greater market share in the UK market.

The Board concluded that the potential benefits that it expects Cazoo and its shareholders to realize as a result of the Transactions outweighed the potentially negative factors associated with the Transactions. Accordingly, the Board unanimously determined that the Transactions and the matters contemplated by the Transaction Support Agreement were advisable and in the best interests of Cazoo and its shareholders.

The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Transactions. The Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Transactions are fair from a financial perspective to our shareholders.

Transaction Support Agreement

The following description of the Transaction Support Agreement is not complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is attached hereto as Annex A.

On September 20, 2023, the Transaction Support Agreement was executed by the Company and certain of its subsidiaries, and certain of the Consenting Stakeholders. In October 2023, additional Consenting Stakeholders signed joinder agreements to the Transaction Support Agreement. On November 3, 2023, the Transaction Support Agreement was amended by an Amendment No. 1 to the Transaction Support Agreement in order to, among other things, extend the Outside Date set out in the Transaction Support Agreement from November 15, 2023 to December 15, 2023 (and December 15, 2023 to January 15, 2024, if the Transactions have not been consummated by the Outside Date because the registration statement on Form F-1 has not yet been declared effective by the SEC or the Schedule TO filed in connection with the Exchange Offer remains subject to ongoing SEC review, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date)). The Consenting Noteholders in the aggregate own 85% of the Convertible Notes and the Consenting Equityholders in the aggregate own more than 32% of the outstanding Class A ordinary shares. Pursuant to the Transaction Support Agreement, among other things and subject to the terms and conditions set forth therein, the Transaction Support Parties have agreed to the terms of the Transactions described therein.

Exchange Offer

The Company has agreed, subject to approval by our shareholders, to conduct the Exchange Offer in which it will offer the holders of $630 million principal amount of the Company’s Convertible Notes, in exchange for the Convertible Notes, (1) $200 million principal amount of New Notes and (2) New Shares such that immediately following the Closing Date, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. The Company also agreed to register the New Shares with the SEC for resale.

The New Notes and the New Shares will be offered (1) to “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1993, as amended (the “Securities Act”), or institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) under the Securities Act) and (2) outside the United States, to persons other than “U.S. persons” as defined in Rule 902 under the Securities Act in compliance with Regulation S under the Securities Act.

If either (1) on November 17, 2023, more than 75% but less than 100% of the holders of the Convertible Notes by aggregate outstanding principal amount of the Convertible Notes have become Consenting Noteholders or a party to an Alternative Tender Agreement or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

In connection with any Scheme Transaction, holders of the Convertible Notes will receive their pro rata portion of up to $180 million of the New Notes. In addition, in connection with any Scheme Transaction, only holders of the Convertible Notes who are a party to the Transaction Support Agreement, who execute a joinder and become a party to the Transaction Support Agreement or who become a party to an alternative agreement (an “Alternative Tender Agreement”) with the Company to tender (or cause to be tendered) and not withdraw such holder’s Convertible Notes in the Exchange Offer in accordance with the Offering Memorandum on or prior to November 17, 2023 (the “Scheme Incentive Deadline”) (together, the “Scheme Incentive Noteholders”) will receive a pro rata portion of the remaining $20 million of the New Notes (the “Scheme Transaction Incentive”) while holders of the Convertible Notes who are not Scheme Incentive Noteholders will not receive any portion of the remaining $20 million of the New Notes.

As a result, in connection with any Scheme Transaction, if the Scheme Incentive Noteholders comprise less than all of the holders of the Convertible Notes, the aggregate principal amount of the New Notes would be less than $200 million. For the avoidance of doubt, the Scheme Transaction Incentive will not apply if the Exchange Offer is completed in accordance with its terms, including if 100% of the holders of the Convertible Notes become a party to the Transaction Support Agreement or an Alternative Tender Agreement prior to the Scheme Incentive Deadline.

Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

New Warrants

The Company has agreed to issue three tranches of New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder. The Company also agreed to register the issuance of the New Warrants and the Class A ordinary shares issuable upon exercise of the New Warrants on a registration statement on Form F-1.

The first tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants. The New Tranche 1 Warrants will become exercisable if the Company’s equity value reaches $525 million. Based on the number of Class A ordinary shares outstanding on September 22, 2023, 422,098 Class A ordinary shares would initially be issuable upon the exercise of the New Tranche 1 Warrants, and the initial exercise price of the New Tranche 1 Warrants would be $99.50 per Class A ordinary share. If the Company’s equity value reaches $1.025 billion or $1.5 billion, to the extent the New Tranche 1 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants will increase and the exercise price will decrease. The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will expire five years after issuance.

The second tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The New Tranche 2 Warrants will become exercisable if the Company’s equity value reaches $1.025 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, 462,298 Class A ordinary shares would initially be issuable upon the exercise of the New Tranche 2 Warrants, and the initial exercise price of the New Tranche 2 Warrants would be $177.37 per Class A ordinary share. If the Company’s equity value reaches or exceeds $1.5 billion, to the extent the New Tranche 2 Warrants have not yet been exercised, the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants will increase and the exercise price will decrease. The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will expire five years after issuance.

The third tranche of the New Warrants will represent the right to acquire (in the aggregate) newly issued Class A ordinary shares representing 8% of the number of shares equal to the sum of (i) the number of Class A ordinary shares outstanding on the Closing Date (after giving effect to the Exchange Offer) plus (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches or exceeds $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, 510,961 Class A ordinary shares would be issuable upon the exercise of the New Tranche 3 Warrants, and the exercise price of the New Tranche 3 Warrants would be $234.85 per Class A ordinary share. The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will expire five years after issuance.

New Board

The Company agreed to replace the current board of directors of the Company with a new board of directors consisting of seven members on or after the Closing Date, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Company’s current board of directors. Of the six directors chosen by the holders of the Convertible Notes, four will initially be selected by Viking and two will initially be selected by Farallon.

English Restructuring Plan or English Scheme of Arrangement

If either (1) on November 17, 2023, more than 75% but less than 100% of the holders of the Convertible Notes by aggregate outstanding principal amount of the Convertible Notes have become Consenting Noteholders or a party to an Alternative Tender Agreement or (2) 20 business days have passed after the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction (either event, a “Scheme Transaction Trigger Event”), the Company will then issue the New Notes and the New Shares through an English restructuring plan or an English scheme of arrangement rather than through the Exchange Offer (a “Scheme Transaction”).

Reverse Stock Split and Increase in Share Capital

Prior to completion of the Transactions and subject to receiving the Shareholder Approval, the Company plans to effect the Reverse Stock Split and the Share Increase.

Articles Amendment

Prior to completion of the Transactions and subject to receiving the Shareholder Approval, the Company plans to effect the Articles Amendment.

Representations and Warranties

The Transaction Support Agreement contains customary representations and warranties by the Transaction Support Parties as of the date of the Transaction Support Agreement. The representations and warranties survive the closing of the Transactions. The assertions embodied in these representations and warranties were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Transaction Support Agreement were made as of a specified date, in some cases are modified or qualified by information contained in schedules to the Transaction Support Agreement prepared in connection with the execution and delivery of the Transaction Support Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Transaction Support Agreement are not necessarily characterizations of the actual state of facts about the Company or the Consenting Stakeholders at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Covenants

The Consenting Stakeholders and the Company have agreed in the Transaction Support Agreement to use their commercially reasonable efforts to support the Transactions, to act in good faith and to take any and all actions or steps reasonably necessary to consummate the Transactions in a manner consistent with the Transaction Support Agreement, as promptly as possible. The Consenting Stakeholders also agreed to use their commercially reasonable efforts to not solicit, initiate or encourage the submission of any proposal or offer from any person relating to any alternative transaction or participate in any discussions or negotiations regarding such, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do any of the foregoing.

In addition, the Company has agreed in the Transaction Support Agreement to use commercially reasonable efforts to (among other customary covenants):

●	notify the Steering Committee of the receipt of an unsolicited bona fide proposal or expression of interest in undertaking an alternative transaction within 24 hours of the receipt of such expression of interest;

●	except as expressly authorized by the Transaction Support Agreement, not solicit, initiate or encourage the submission of any proposal or offer from any person relating to an alternative transaction, other than in accordance with the fiduciary out;

●	upon signing the Transaction Support Agreement, pay or reimburse the fees and expenses of counsel to the Consenting Noteholders and the monthly fees of the financial advisor to the Consenting Noteholders, in each case, through the date of the Transaction Support Agreement, and no later than the Closing Date, pay or reimburse any remaining unpaid fees and expenses of the legal and financial advisors to the Consenting Noteholders;

●	every other week until termination of the Transaction Support Agreement or the closing of the Transaction, deliver to the Steering Committee cash flow reporting (prepared in the ordinary course of business) for the prior two weeks;

●	maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transaction, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds will not count toward the minimum liquidity balance; provided, further, that the lease exit costs acceptable to the Steering Committee will be added back to the liquidity balance for such purposes; and

●	except as expressly contemplated by the Transaction Support Agreement or otherwise in the ordinary course of business consistent with past practice, each of the Company Parties shall not, except with the prior written consent of the Steering Committee, (A) amend its organizational documents or convene a meeting for the purpose of amending its organizational documents, (B) amend, alter, combine or reclassify any shares of its capital stock or its authorized share capital or declare, set aside, or pay any dividend or other distribution in respect of its capital stock or share capital (other than intercompany dividends), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, or convene a meeting for the purpose of taking any of the mentioned actions, (C) issue, deliver or sell, or authorize the issuance, delivery or sale of, any of its equity securities or amend any term of any of its equity securities, (D) make any material payments, dispositions, or investments, grant any pledge, lien, security interest, or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date of the Transaction Support Agreement, (E) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date of the Transaction Support Agreement, (F) make any material changes to employee agreements or arrangements, other than retention payments to be made to members of management in connection with the Transactions in an aggregate amount not to exceed £524,000, or (G) enter into an agreement to do any of the foregoing.

The Company also agreed to undertake commercially reasonable efforts to maintain the public listing of its Class A ordinary shares on the New York Stock Exchange, the Nasdaq Stock Market LLC or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee for a period of at least six (6) months after the execution of the Transaction Support Agreement but in any event no less than three (3) months following the Closing Date; provided that such period may be extended to the extent necessary to ensure that the Company’s executive officers and directors (and former executive officers and directors) have at least 30 open trading days following the Closing Date on which to trade their Class A ordinary shares, if they choose to do so.

Closing Conditions

The closing of the Transactions and the obligations of the parties in connection therewith are subject to satisfaction of the following conditions, in addition to other customary conditions:

●	the registration statement on Form F-1 registering the issuance of the New Warrants and the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, shall have been declared effective by the SEC;

●	our shareholders shall have approved the Transactions in the manner contemplated in the term sheet attached to the Transaction Support Agreement and the Reverse Stock Split and Share Increase shall have been effectuated;

●	each of the New Warrants, New Notes and New Shares shall have been issued in accordance with the terms of the Transaction Support Agreement;

●

each of the definitive documents, including the New Investor Rights Agreement and the New Registration Rights Agreement, (a) shall have been executed and delivered by each party thereto, and (b) each of the conditions precedent related to each such definitive document shall have been satisfied or waived;

●	the existing Investor Rights Agreement has been amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated;

●	unless the Transactions are implemented through an English restructuring plan or an English scheme of arrangement, the Consenting Noteholders must own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes;

●	if the Transactions are effected through an English restructuring plan or an English scheme of arrangement, the restructuring plan or scheme of arrangement shall have been approved by the applicable English court and shall have been recognized by an order of an applicable U.S. court; and

●	the Company shall have paid or reimbursed in full any and all financial advisory and legal fees and expenses of the Consenting Noteholders in accordance with the terms of the Transaction Support Agreement.

The Company expects the Transactions to close in the fourth quarter of 2023.

Termination

The Transaction Support Agreement may be terminated by the Company Parties upon the occurrence of any of the following events:

●	with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of any covenant or other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	with respect to the applicable Consenting Stakeholder only, a representation or warranty made by a Consenting Stakeholder was untrue in any material respect when made;

●	the definitive documents include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Company, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the Board reasonably determines in good faith, taking into account the advice of outside counsel, that continued performance under the Transaction Support Agreement or pursuit of the Transactions would be inconsistent with the exercise of its fiduciary or other duties under applicable law;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transactions or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Consenting Stakeholder or (B) in all other circumstances such ruling, judgment or waiver has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	with respect to the applicable Consenting Stakeholder only, if any Consenting Stakeholder publicly announces an intention not to support the Transactions or proposes, supports or agrees in writing to pursue or support any other transaction in respect of the Company or validly terminates the Transaction Support Agreement;

●	if the definitive documents shall not have been executed and delivered or filed by the Outside Date;

●	with respect to the applicable Consenting Stakeholder only, if a Consenting Stakeholder does not comply in any material respect with its obligations to support the Transactions and to forbear from exercising rights and remedies against the Company; and

●	if a Scheme Transaction Trigger Event has occurred and Consenting Noteholders own or control, in the aggregate, 75% or less of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by any Consenting Stakeholder upon the occurrence of any of the following events:

●	the material breach by the Company or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of any covenant or any other obligation contained in the Transaction Support Agreement if such breach remains uncured for five business days after receipt of written notice thereof;

●	the representations or warranties made by the Company were untrue in any material respect when made;

●	the representations or warranties made by any Consenting Stakeholder was untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

●	the definitive documents and any amendments, modifications or supplements thereto include terms that are materially inconsistent with the Transaction Support Agreement and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights with respect to such definitive document, and such event remains unremedied for a period of five business days following the receipt of notice thereof;

●	the issuance by any governmental authority of any ruling, judgment or order declaring the Transaction Support Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal the Transaction Support Agreement or the Transactions and either (A) such ruling, judgment or order has been issued at the request of a Company Party or (B) in all other circumstances, such ruling, judgment or other has not been stayed, reversed or vacated within 25 calendar days after such issuance;

●	if any Company Party (other than a shareholder of the Company in respect of an alternative proposal submitted in response to the Company solicitation of proposals in the proxy statement for the shareholder vote related to the Transactions) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transaction an alternative transaction (other than with respect to a fiduciary out), or (B) validly terminates the Transaction Support Agreement as to themselves;

●	if the definitive documents shall not have been executed and delivered or filed by the Outside Date;

●	if the Company does not comply in any material respect with its covenants contained in the Transaction Support Agreement;

●	the occurrence of any material adverse effect (as defined in the Transaction Support Agreement);

●	if the Company distributes publicly proxy documents with a statement regarding the ability of our shareholders to submit alternative proposals other than the alternative proposal statement as agreed between the Company and the Steering Committee;

●	if the Company breaches its agreement to maintain, at all times until termination of the Transaction Support Agreement or the closing of the Transactions, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount shall be decreased by (x) any fees and expenses incurred in connection with the Transactions and paid or reimbursed by the Company as of the date of any calculation and (y) £10 million on October 1, 2023 and £10 million on the first day of each succeeding calendar month;

●	if the Company makes any payment to any Convertible Noteholder seeking to exercise any rights under the indenture governing the Convertible Notes other than as expressly permitted by the Transaction Support Agreement;

●	if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction milestone dates specified in the Transaction Support Agreement; or

●	if a Scheme Transaction Trigger Event has occurred and the Consenting Noteholders own or control, in the aggregate, 75% or less of the aggregate principal amount of the Convertible Notes.

The Transaction Support Agreement may be terminated by mutual agreement of each of the Transaction Support Parties upon the receipt of written notice delivered in accordance with the Transaction Support Agreement.

The Transaction Support Agreement will also terminate automatically upon the occurrence of any of the following events:

●	other than as may arise in connection with a Scheme Transaction, upon the Company commencing or filing any proceeding under any bankruptcy, reorganization, arrangement, insolvency, re-adjustment of debt, dissolution, or liquidation law of any jurisdiction, the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company applying for or consenting to the appointment of or the taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of their property;

●	other than as may arise in connection with a Scheme Transaction, upon the Company making an assignment for the benefit of creditors or admission in writing of its inability to pay its debts generally as they become due;

●	if the Company fails to adhere to its agreements (A) to not send any notice of repurchase price under the indenture governing the Convertible Notes and (B) to not make any payment, exchange or conversion to any holder of Convertible Notes seeking to exercise or exercising any rights under the indenture governing the Convertible Notes;

●	if the consummation of the Transactions has not occurred on or before the Outside Date; or

●	upon the occurrence of the Closing Date.

New Notes Indenture

On or around the Closing Date, the Company expects to issue $200 million of the New Notes, pursuant to the New Notes Indenture to be entered into by and between the Company, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent. For a description of the material terms of the New Notes Indenture, see “Description of Certain Indebtedness — New Notes.”

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s existing subsidiaries organized in the UK and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company and secured by certain of the assets of the Company and the guarantors, subject to exceptions and limitations. Interest on the New Notes will accrue at a rate of 6% per annum from the date of the issuance of the New Notes, with a minimum of 4% payable in cash and, at the option of the Company, up to 2% payable in kind, and will be payable semi-annually. The New Notes will be redeemable at the option of the Company in the first two years after issuance only upon payment of a make-whole premium and thereafter will be redeemable upon payment of a 4% premium in the third year after issuance and 2% in the fourth year after issuance. Upon the occurrence of a change of control, the Company will be required to offer to repurchase the New Notes at 101% of their principal amount plus accrued interest. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The New Notes Indenture will contain incurrence-based negative covenants customary for notes of this nature, including but not limited to, (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations or sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant and (xii) limitations on business activities. The New Notes Indenture will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes will also include a minimum liquidity covenant to be set at £50 million, tested quarterly.

The New Notes Indenture will contain other customary terms including with respect to events of default, amendments, defeasance, and satisfaction and discharge, and will be governed by New York law.

Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the ITA for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

The foregoing description of the New Notes Indenture, including any related description in “Description of Certain Indebtedness — New Notes,” is not complete and is qualified in its entirety by reference to the Description of the New Notes, the form of which is attached hereto as Annex B.

New Warrant Agreements

On or around the Closing Date, the Company expects to issue three tranches of New Warrants pursuant to the New Warrant Agreements, to be entered into by and between the Company and Equiniti, as warrant agent. For a description of the material terms of the New Warrant Agreements, see “Description of Securities — New Warrants.” See “— Transaction Support Agreement — New Warrants” above for more information regarding the terms of the New Warrants.

The foregoing description of the New Warrant Agreements, including any related description in “Description of Securities — New Warrants,” is not complete and is qualified in its entirety by reference to the New Warrant Agreements, the form of which is included as Annex C to the Proxy Statement.

New Registration Rights Agreement

On or around the Closing Date, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement will enter into a registration rights agreement pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes. The New Registration Rights Agreement will also provide for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and will provide that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement will provide that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

New Investor Rights Agreement

In connection with the consummation of the Transactions, the Company intends to enter into an Investor Rights Agreement with the Consenting Noteholders.

The New Investor Rights Agreement will provide certain board nomination rights with respect to the members of the New Board. As contemplated by the Transaction Support Agreement, the New Board will consist of seven members. Viking will have the right to nominate up to four members of the New Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon will have the right to nominate up to two members of the New Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon will have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the existing Board will have the right to nominate one director, who will be assigned to the class of directors that will be subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. The director selected by the existing Board may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement will also provide certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights will provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights will entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

At or prior to the Closing Date, the existing Investor Rights Agreement will be amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement will contain certain registration rights which had previously been in the existing Investor Rights Agreement.

INFORMATION RELATED TO CAZOO

Cazoo is a UK online used car retailer. Cazoo was founded with a mission to transform the car buying and selling experience across the UK by providing better selection, transparency, and convenience. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell and finance a car entirely online on our platform for delivery or collection. Since our launch in the UK in December 2019, we have sold more than 130,000 cars to Retail customers across the UK as of June 30, 2023.

We have an established brand, a market leading platform, a talented team whose experience spans the e-commerce and automotive industries, and an end-to-end in-house infrastructure in the UK. Our Cazoo brand enjoys a strong brand identity, and we achieved national brand awareness of 58% among consumers in the UK who have used or are using online services beyond grocery shopping, based on a July 2023 engagement survey. We are a team of approximately 1,200 employees across the UK.

We are a highly data-driven company and use our proprietary data and algorithms both to purchase vehicles and to price them for sale. Our end-to-end digital platform offers customers in the UK a choice of used vehicles of different makes and models for acquisition, and also offer an opportunity for customers to sell their car without an obligation to buy a car from us. Other options available to the customer include part-exchanging their current vehicle as a form of partial payment for a Cazoo car, as well as options to finance a car purchase and add ancillary products. Our customer proposition continues to evolve over time as we adjust to the market backdrop and needs of the customer.

Our end-to-end in-house infrastructure includes seven Cazoo Customer Centers, three retail vehicle preparation centers and one wholesale vehicle preparation center, one dedicated Customer service center to handle customer queries and an office in the UK. The three retail preparation centers provide us with the potential to recondition just over 85,000 cars per year. We have retained Cazoo Customer Centers in the most geographically optimal locations in the UK in order to maximize the number of customers who can come to a center to pick up their car and to make our logistics network, which included 190 car transporters as of June 30, 2023, more efficient. We store, distribute, and hand over cars for collection or delivery at these centers.

Our focus is on the UK market, which consists of approximately seven million used car transactions annually, worth approximately £100 billion. The UK used car retail market is fragmented and highly competitive with respect to price, quality, service, location and vehicle offering. As of March 2023, there were approximately 13,000 used vehicle dealers in the UK. No dealership in the UK has a share of the market greater than 4%. The majority of dealerships are traditional brick-and-mortar firms, while a few are developing a hybrid model. There are only a few players in the market who currently offer a fully digital journey to buy and/or sell a car in the UK. We stand out as a leading independent player with a comprehensive physical infrastructure (in-house vehicle preparation, Cazoo Customer Centers and Cazoo logistics) that is behind our completely online proposal to buy and/or sell a used car including options to finance the purchase and add ancillary products, again all entirely online.

We launched in December 2019 and rapidly grew in the first three years driven by the appeal to customers of our fully online proposition. We listed on the NYSE in August 2021 and in February 2022, we issued and sold, via a private placement, $630 million in aggregate principal amount of 2.00% Convertible Senior Notes due 2027. We expanded rapidly through a number of acquisitions of complementary assets, businesses and technologies in 2021 and 2022. We acquired two vehicle reconditioning businesses in the UK in 2021, which allowed us to bring vehicle reconditioning activities fully in-house the same year. We opened our Cazoo Customer Centers and a customer services center. We expanded across Europe, in France, Germany, Spain and Italy, in retail and car subscription services through a number of acquisitions. We launched a channel to buy used cars directly from our customers. We acquired a third-party data platform to enhance our data team and capabilities.

In 2022, we generated revenues of £1.25 billion, up 91% year-on-year, on unit sales of 85,035 (up 72% year-on-year) of which retail was 65,366 cars (up 88% year-on-year) and wholesale was 19,669 vehicles (up 33% year-on-year). We achieved close to 1% market share of the UK used car market. Given the change in economic climate and the reduced availability of capital, in June 2022, we launched a business realignment plan to right-size the business, which also included the winddown of our subscription services across all markets, and in September 2022 we announced that we would be exiting our European operations which still required significant capital to expand.

In early 2023, with inflation and interest rates continuing to climb, we made a further strategic decision to pivot from fast growth to focus on unit economics, optimization of our operational footprint and preservation of our cash balance. To that end, we announced restructuring changes in January 2023.

We delivered significant progress against this plan in the first six months of 2023. We consolidated Cazoo Customer Centers from 21 down to 7, Cazoo vehicle preparation centers were reduced from eight down to three vehicle preparation centers for refurbishment of retail cars plus one center for wholesale vehicle preparation, and we reduced our transporter fleet size from over 250 in 2022 to 190 as of June 30, 2023. Our headcount was reduced from 3,226 employees as of December 31, 2022 to approximately 1,200 employees as of September 22, 2023.

Importantly, we improved Retail GPU (retail gross profit per unit) from £596 in the fourth quarter of 2022 to £980 in the first quarter of 2023 and £1,290 in the second quarter of 2023. In line with our re-set expectations, our revenue for the six months ended June 30, 2023, at £419 million, declined on fewer units sold, while our gross profit for the six months ended June 30, 2023 improved to £23 million with gross margin increasing to 5.4% from 1.0% in the comparable period of 2022. Our loss for the six months ended June 30, 2023 decreased to £(151) million for continued operations compared to £(201) million in the comparable period of 2022. Our Adjusted EBITDA for the six months ended June 30, 2023 halved to £(70) million from £(142) million in the comparable period as we delivered improved unit economics and cut marketing, selling and distribution, and administrative costs through the restructuring changes.

As of June 30, 2023, our cash balance was strong and better than our expectations due to lower restructuring spend as well as lower EU exit costs and amounted to £195 million of cash and cash equivalents with a further approximately £35 million of self-financed inventory.

Since the announcement of our restructuring plan in January 2023 our results demonstrate sustained improvement in Retail GPU, on-target fixed and variable cost reduction and improved Adjusted EBITDA and net cash flow from operating activities. The cost savings targeted in the restructuring started to come through towards the end of the first quarter of 2023 and became more pronounced in the second quarter of 2023. We believe that this progress allows us to lay the foundations for profitable growth in the future.

PROPOSAL 1: TRANSACTIONS PROPOSAL

On September 20, 2023, the Transaction Support Agreement was executed by the Company and certain of its subsidiaries, and certain of the Consenting Stakeholders. In October 2023, additional Consenting Stakeholders signed joinder agreements to the Transaction Support Agreement. The Consenting Noteholders in the aggregate own 85% of the Convertible Notes and the Consenting Equityholders in the aggregate own more than 32% of the outstanding Class A ordinary shares. In accordance with the Transaction Support Agreement, the Company intends to effect the following Transactions:

Exchange Offer. The Company is offering to issue in exchange for the $630 million principal amount of Convertible Notes, (1) $200 million principal amount of New Notes and (2) New Shares consisting of newly issued Class A ordinary shares such that immediately following the consummation of the Transactions, the holders of the Convertible Notes will hold 92% of the Company’s outstanding Class A ordinary shares. The Company also agreed to register the New Shares with the SEC for resale.

New Warrants. In addition, the Company has agreed to issue the New Warrants to the Existing Shareholders based on the aggregate amount of Class A ordinary shares held by each such shareholder as of the Closing Date. The New Tranche 1 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants, and the New Tranche 3 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants. The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, when the Company’s equity value reaches or exceeds $525 million, (ii) in the case of the New Tranche 2 Warrants, when the Company’s equity value reaches or exceeds $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, when the Company’s equity value reaches or exceeds $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 1 Warrants would be initially exercisable for 422,098 Class A ordinary shares, the New Tranche 2 Warrants would be initially exercisable for 462,298 Class A ordinary shares, and the New Tranche 3 Warrants would be exercisable for 510,961 Class A ordinary shares. In addition, based on the number of Class A ordinary shares outstanding on September 22, 2023, the exercise price for the New Warrants would be $99.50 per Class A ordinary Share for the New Tranche 1 Warrants, $177.37 per share for the New Tranche 2 Warrants and $234.85 per share for the New Tranche 3 Warrants. To the extent that the New Tranche 1 Warrants are not exercised until the second or third equity value threshold is reached, then the New Tranche 1 Warrants would be exercisable for more shares at a lower exercise price. Similarly, to the extent that the New Tranche 2 Warrants are not exercised until the third equity value threshold is reached, then such New Warrants would be exercisable for more Class A ordinary shares at a lower exercise price. The New Warrants will expire five years after issuance. The Company also agreed to register the New Warrants and Class A ordinary shares issuable thereunder with the SEC.

New Board. The Company also agreed to replace the current Board with a New Board consisting of seven members on or after the Closing Date, six of whom will be chosen by the holders of the Convertible Notes and one of whom will be chosen by the Company’s current Board.

Purpose of the Transactions Proposal

The Transactions consist of the Exchange Offer, the issuance of New Warrants to Existing Shareholders and the composition of a New Board. For a more detailed description of the Transactions and the reasons the existing Board supports the Transactions, see “Description of the Transactions and the Transaction Agreements.” The reasons for proposing each element of the Transactions are summarized below:

Exchange Offer. Cazoo’s current debt quantum is disproportionately high compared to its equity value. Today’s capital structure includes $630 million principal amount of Convertible Notes outstanding with a conversion option into ordinary shares at $100 per share. The Company believes that exchanging the $630 million aggregate principal amount of Convertible Notes for $200 million principal amount of New Notes will improve its debt and equity capital structure. The Convertible Notes have also severely constrained the ability of Cazoo to raise additional capital. Exchanging the Convertible Notes for the New Notes and the New Shares significantly reduces the principal amount to be refinanced at maturity from $945 million to $200 million. In addition, the Convertible Notes have severely constrained the ability of Cazoo to pursue meaningful strategic options in the UK, representing a significant impediment to its growth in the UK and its ability to leverage the benefits of an increase in scale. Therefore, the Board believes that reducing the debt quantum to a more modest and sustainable level will improve Cazoo’s ability to unlock opportunities for potential acquisitions and other strategic initiatives.

The New Warrants. The Board believes that issuing the New Warrants offers Existing Shareholders the best opportunity to benefit from Cazoo’s potential future growth, as the revised capital structure is expected to provide Cazoo with a platform to execute on its business strategy to achieve greater market share in the UK and to avail itself of possible strategic options, all of which could benefit its Existing Shareholders. The New Warrants provide potential upside value for Existing Shareholders as Cazoo executes its business strategy. The New Tranche 1 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants, and the New Tranche 3 Warrants represent 8% of our outstanding Class A ordinary shares at Closing plus shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and New Tranche 3 Warrants. The New Warrants will become exercisable (i) in the case of the New Tranche 1 Warrants, when the Company’s equity value reaches or exceeds $525 million, (ii) in the case of the New Tranche 2 Warrants, when the Company’s equity value reaches or exceeds $1.025 billion and (iii) in the case of the New Tranche 3 Warrants, when the Company’s equity value reaches or exceeds $1.5 billion. Based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price for the New Warrants will be $99.50 per Class A ordinary Share for the New Tranche 1 Warrants, $177.37 per share for the New Tranche 2 Warrants and $234.85 per share for the New Tranche 3 Warrants. To the extent that the New Tranche 1 Warrants and/or the New Tranche 2 Warrants are not exercised after the first or second equity value thresholds are reached, then such New Warrants would be exercisable for more shares at a lower exercise price. The New Warrants will expire five years after issuance.

New Board. Cazoo is proposing that the current Board be replaced by the New Board because, as part of negotiations with the holders of Convertible Notes, Cazoo determined that it would be appropriate for the holders of the Convertible Notes who will own 92% of the outstanding Class A ordinary shares to have proportionate representation on the board of directors after consummation of the Transactions.

Transaction Support Agreement

The Transaction Proposal also includes approval of the Transaction Support Agreement and the transactions contemplated thereby. A summary of the Transaction Support Agreement and the transactions contemplated thereby is provided herein under “Description of the Transactions and the Transaction Agreements” and a copy of the Transaction Support Agreement is included herein as Annex A.

Vote Required for Approval

The affirmative “FOR” vote from the holders of at least 66 2/3% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast is required to approve the Transactions Proposal; provided, however, that shareholder approval of the Transactions Proposal is conditioned upon shareholder approval of the Reverse Stock Split Proposal, the Share Increase Proposal and the Articles Amendment Proposal.

The Board Recommends a Vote “FOR” the Transactions Proposal.

PROPOSAL 2: REVERSE STOCK SPLIT PROPOSAL

The Company proposes, as an ordinary resolution, that every 100 shares with a par value of US$0.002 each in the Company’s issued and unissued share capital be consolidated into one Consolidated Share with a par value of US$0.20, so that immediately following the Reverse Stock Split, the authorized share capital of the Company shall be US$435,500 divided into 1,650,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 2,500 preference shares with a par value of US$0.20 each, effective upon further approval by the Board to implement the Reverse Stock Split at its discretion.

If shareholders approve the Reverse Stock Split Proposal, the Reverse Stock Split is subject to further approval by the Board and will only be effected, if at all, upon a determination by the Board that the Reverse Stock Split is in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect the Reverse Stock Split, the Board will set the time for the Reverse Stock Split by approving resolutions and filing a notice with the Registrar of Companies in the Cayman Islands informing the Cayman Registrar of the Reverse Stock Split and the resulting change in the number of authorized shares (such date, the “Reverse Stock Split Effective Time”). The Board may not proceed with the Reverse Stock Split if it determines, in its sole discretion, that implementing the Reverse Stock Split is not in the best interests of the Company and its shareholders.

Purpose

The purpose for seeking approval to effect the Reverse Stock Split is to increase the per share trading value of the Class A ordinary shares, which the Company believes will make trading in the Class A ordinary shares more attractive to certain institutional investors and increase shareholder interest in the Company. The Company is not effecting the Reverse Stock Split in response to any NYSE notice of delisting.

There can be no assurance that the Reverse Stock Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Company’s Class A ordinary shares, immediately after the Reverse Stock Split, if implemented, will increase proportionately with the Reverse Stock Split, or that any increase will be sustained for any period of time.

Fractional Shares

Shareholders would not receive fractional shares in connection with the Reverse Stock Split. Instead, the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the Reverse Stock Split Effective Time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split. We expect that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares. After the transfer agent’s completion of such sale, shareholders who would have been entitled to a fractional share would instead receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total proceeds of that sale net of any brokerage costs incurred by the transfer agent to sell such shares.

Shareholders would not be entitled to receive interest for the period of time between the Reverse Stock Split Effective Time and the date payment is made for their fractional share interest. You should also be aware that, under the escheat laws of certain jurisdictions, sums due for fractional interests that are not timely claimed after the funds are made available may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to obtain the funds directly from the state to which they were paid.

If you believe that you may not hold sufficient Class A ordinary shares at the Reverse Stock Split Effective Time to receive at least one Consolidated Share in the Reverse Stock Split and you want to hold Consolidated Shares after the Reverse Stock Split, you may do so by either:

●	purchasing a sufficient number of Class A ordinary shares; or

●	if you have Class A ordinary shares in more than one account, consolidating your accounts;

in each case, so that you hold a number of Class A ordinary shares in your account prior to the Reverse Stock Split that would entitle you to receive at least one Consolidated Share in the Reverse Stock Split. Class A ordinary shares held in registered form and in “street name” (that is, through a broker, bank or other holder of record) for the same shareholder will be considered held in separate accounts and will not be aggregated when effecting the Reverse Stock Split.

Effect on Holders of Outstanding Class A Ordinary Shares

Based on the ratio for the Reverse Stock Split determined by the Board, 100 existing Class A ordinary shares will be combined into one Consolidated Share. Assuming the Reverse Stock Split was implemented on the Record Date, the number of outstanding Consolidated Shares after giving effect to the Reverse Stock Split (without giving effect to the treatment of fractional shares) would have been approximately 518,284.

The Reverse Stock Split will affect all holders of our Class A ordinary shares uniformly and will not affect any shareholder’s percentage ownership interest in the Company, except as described above in “— Fractional Shares.”

After the Reverse Stock Split Effective Time, our Class A ordinary shares will have a new Committee on Uniform Securities Identification Procedures (CUSIP) number, which is a number used to identify our equity securities. After the Reverse Stock Split, we will continue to be subject to the periodic reporting and other requirements of the Exchange Act.

Because any shareholder who would have received only a fraction of a share as a result of the Reverse Stock Split will be cashed out, such shareholder will not receive any of the New Warrants being issued to Existing Shareholders.

Effect on Outstanding Equity Awards, Existing Warrants and Incentive Equity Plan

If the Reverse Stock Split is approved by our shareholders and the Board decides to implement the Reverse Stock Split, as of the Reverse Stock Split Effective Time, proportionate adjustments will be made to (i) the number of Class A ordinary shares subject to all then-outstanding equity awards and warrants, such that fewer shares would underly such awards and warrants, as well as to the per share exercise price of certain outstanding equity awards and of the warrants and (ii) the number of Class A ordinary shares available for issuance under our Incentive Equity Plan, such that fewer shares will be reserved under such plan.

Illustration

The following table contains approximate information relating to our Class A ordinary shares if the Reverse Stock Split is implemented, based on share information as of the close of business on September 22, 2023.

	Pre-Reverse Stock Split	Post-Reverse Stock Split
Authorized Class A ordinary shares, issued	38,833,034	388,330
Authorized Class A ordinary shares, unissued(1)	126,166,966	1,261,669
Class A ordinary shares reserved for future issuance pursuant to employee benefit plans	2,347,717	23,477
Class A ordinary shares reserved for future issuance pursuant to outstanding equity based awards	2,337,545	23,375
Number of Class A ordinary shares issuable upon exercise of outstanding Existing Warrants	2,062,728	20,627
Authorized Class A ordinary shares, unissued and unreserved	119,418,976	1,194,058

(1)	Does not give effect to the Share Increase.

Accounting Consequences

The Reverse Stock Split will not have an effect on the stated capital attributable to shares on our balance sheet because the par value of each of the shares will be increased by the same ratio as the ratio contemplated by the Reverse Stock Split. We expect that reported net income or loss per Class A ordinary shares will be higher because there will be fewer Class A ordinary shares.

Vote Required for Approval

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast is required to approve the Reverse Stock Split Proposal; provided, however, that shareholder approval of the Reverse Stock Split Proposal is conditioned upon shareholder approval of the Transactions Proposal, the Share Increase Proposal and the Articles Amendment Proposal.

The Board Recommends a Vote “FOR” the Reverse Stock Split Proposal.

PROPOSAL 3: SHARE INCREASE PROPOSAL

The Company’s authorized share capital is currently US$435,500 divided into 165,000,000 Class A ordinary shares of a par value of US$0.002 each, 2,500,000 Class B ordinary shares of a par value of US$0.002 each, 50,000,000 Class C ordinary shares of a par value of US$0.002 each and 250,000 preference shares of a par value of US$0.002 each.

Upon implementation of the Reverse Stock Split, the Company’s authorized share capital will be US$435,500 divided into 1,650,000 Class A ordinary shares of a par value of US$0.20 each, 25,000 Class B ordinary shares of a par value of US$0.20 each, 500,000 Class C ordinary shares of a par value of US$0.20 each and 2,500 preference shares of a par value of US$0.20 each.

It is proposed, as an ordinary resolution, that, immediately following implementation of the Reverse Stock Split, the authorized share capital of the Company shall be increased to US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20, effective upon further approval by the Board to implement the Share Increase at its discretion.

Shareholder approval of the Share Increase Proposal is conditioned upon shareholder approval and implementation of the Transactions Proposal, the Reverse Stock Split Proposal and the Articles Amendment Proposal. In other words, if the Company’s shareholders do not approve the Transactions Proposal, the Reverse Stock Split Proposal or the Articles Amendment Proposal, the Share Increase Proposal will not be approved. The Share Increase would increase the number of authorized Class A ordinary shares from 2,200,000 to 100,000,000 and, assuming the Reverse Stock Split was implemented on September 22, 2023, would increase the number of Class A ordinary shares unissued, unreserved and available for future issuance from 1,194,0581 to 109,740,581.

Purpose of Share Increase Proposal

The Board believes it is in the best interests of the Company, upon shareholder approval of the Transactions Proposal and the Reverse Stock Split, to increase the authorized number of shares in order to have additional shares available for issuance as the Board deems appropriate or necessary. Under the laws of the Cayman Islands, the Reverse Stock Split will consolidate all of the Company’s shares (both issued and unissued) by a factor of 100. As such, the primary purpose of the Share Increase Proposal is to provide the Company with greater flexibility with respect to managing its share capital in connection with such corporate purposes as may, from time to time, be considered advisable by the Board. These corporate purposes could include, without limitation, financing activities, public or private offerings, share dividends or capitalizations, the conversion of convertible securities, the issuance of options and other equity awards pursuant to our incentive plans and establishing strategic relationships and completing strategic initiatives. Having an increased number of authorized but unissued shares would allow us to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of shareholders for the purpose of approving an increase in our authorized share capital. The Board will determine whether, when and on what terms the issuance of shares may be warranted in connection with any of the foregoing purposes.

The Share Increase is also required in order to implement the Transactions, including the issuance of Class A ordinary shares to the holders of the Convertible Notes and the issuance of New Warrants to Existing Shareholders.

Vote Required for Approval

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast is required to approve the Share Increase Proposal; provided, however, that shareholder approval of the New Share Increase is conditioned upon shareholder approval of the Transactions Proposal, the Reverse Stock Split Proposal and the Articles Amendment Proposal.

The Board Recommends a Vote “FOR” the Share Increase Proposal.

PROPOSAL 4: THE ARTICLES AMENDMENT PROPOSAL

The Board is recommending that our shareholders approve the Articles Amendments, which provide for the Articles to be amended as follows:

●

by providing for the new defined term “Board Nominee,” which shall mean the director nominated by the current Board prior to the Closing Date, such director’s designee, and any subsequent designee of the person then serving in such director’s place during the term for which such director is serving (amended Article 1.1);

by providing that general meetings of shareholders may be called by (1) the board, (2) the chairperson of the board or (3) the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares, and that a general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the board or the chairperson of the board (amended Article 24.3);

●	by providing that a director may be removed from office for cause by (1) special resolution of the Company or (2) vote or written notice or direction signed by the other directors numbering at least a majority of the then appointed directors (amended Article 31.5); and

●

by providing that notwithstanding any other provision contained in the Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any director and to appoint any person to fill any director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the directors to fill any vacancy); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date. Where a director is appointed pursuant to this provision, and at such time the board is divided into classes, such appointment may also assign the new director to Class I, Class II or Class III, failing which, the board is authorised to assign new directors to such classes (new Article 31.6).

If approved at the Extraordinary General Meeting, the proposed amendments to the Amended and Restated Memorandum and Articles of Association will become effective on the Closing Date.

The full text of the special resolution to be approved at the Extraordinary General Meeting to implement the Articles Amendment Proposal is set out below:

“RESOLVED AS A SPECIAL RESOLUTION THAT:

●	The Amended and Restated Articles of Association of the Company be amended by inserting the following defined term in Article 1.1 below the defined term “Board”:

““Board Nominee” shall mean the Director nominated by the current Board prior to the TSA Closing Date, and if during such Director’s initial term (the period between the Board Nominee’s appointment after the TSA Closing Date until the third annual general meeting of the Company following the TSA Closing Date) he or she determines to resign, any subsequent designee of the person then serving in such Director’s place during the initial term.”

●	The Amended and Restated Articles of Association of the Company be amended by inserting the following defined term in Article 1.1 below the defined term “Treasury Share”:

““TSA Closing Date” shall mean the Closing Date as defined in the Transaction Support Agreement, dated as of September 20, 2023, by and among the Company and the other parties thereto.”

●	The Amended and Restated Articles of Association of the Company be amended by deleting Article 24.3 and inserting the following in its place:

“General meetings may be called by:

24.3.1 the Board;

24.3.2 the chairperson of the Board; or

24.3.3 the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares.

A general meeting so called by members shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Board of the chairperson of the Board.”

●	The Amended and Restated Articles of Association of the Company be amended by deleting Article 31.5 and inserting the following in its place:

“A Director may be removed from office for cause by:

31.5.1 Special Resolution of the Company; or

31.5.2 vote or written notice or direction signed by the other Directors numbering at least a majority of the then appointed Directors.”

●	The Amended and Restated Articles of Association of the Company be amended by inserting the following as a new Article 31.6:

“Notwithstanding any other provision of these Articles, the holder or holders of Class A ordinary shares representing a majority of the then outstanding Class A ordinary shares shall by vote or written consent or direction be entitled to remove any Director and to appoint any person to fill any Director positions that remain unfilled by like means (and the holder(s) representing a majority of such then outstanding Class A ordinary shares may override the action of the Directors to fill any vacancy pursuant to Article 31.3); provided that, the Board Nominee may not be removed without cause prior to the third annual general meeting of the Company following the TSA Closing Date. Where a Director is appointed pursuant to this Article 31.6, and at such time the Board is divided into classes pursuant to Article 31.2, such appointment may also assign the new Director to Class I, Class II or Class III, failing which, the Board is authorised to assign new Directors to such classes.”

with effect from closing of the transactions the subject of the Transactions Proposal.”

Purpose of Articles Amendment Proposal

The Company believes that by amending the Articles to permit shareholders holding a majority of the then outstanding Class A ordinary shares to (1) have the ability to convene a general meeting and (2) by written notice, appoint and remove directors without cause, shareholders will be able to take action more efficiently, rather than being required to wait for the Company’s next annual general meeting. In addition, the Company believes that it would also be efficient to amend the Articles to permit a director to be removed from office for cause by the other directors numbering at least a majority of the then appointed directors, rather than requiring a special resolution, which is passed with a majority of at least two-thirds of the holders of our Class A ordinary shares.

Vote Required for Approval

The affirmative “FOR” vote from the holders of at least 66 2/3% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast is required to approve the Articles Amendment Proposal; provided, however, that shareholder approval of the Articles Amendment Proposal is conditioned upon shareholder approval of the Transactions Proposal, the Reverse Stock Split Proposal and the Share Increase Proposal.

The Board Recommends a Vote “FOR” the Articles Amendment Proposal.

PROPOSAL 5: ADJOURNMENT PROPOSAL

The adjournment proposal allows the Board to submit a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event Cazoo is unable to consummate the Transactions. The purpose of the adjournment proposal is to provide more time for Cazoo and/or its affiliates to solicit proxies or other arrangements that would increase the likelihood of obtaining a favorable vote on the Transactions Proposal, the Reverse Stock Split Proposal and the Share Increase Proposal, and to meet the requirements that are necessary to consummate the Transactions.

In addition to an adjournment of the meeting upon approval of the adjournment proposal, the Board is empowered under Cayman Islands law to postpone the meeting at any time prior to the meeting being called to order. In such event, Cazoo will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is presented at the meeting and is not approved by the shareholders, the Board may not be able to adjourn the meeting to a later date if Cazoo is unable to consummate the Transactions (because either the Transactions Proposal, the Reverse Stock Split Proposal, the Share Issuance Proposal or the Articles Amendment Proposal is not approved or the conditions to consummating the Transactions have not been met). In such event, the Transactions would not be completed.

Vote Required for Approval

The affirmative “FOR” vote from the holders of more than 50% of the Class A ordinary shares present at the meeting, in person or by proxy, assuming a quorum is present, in respect of which votes are cast is required to approve the Adjournment Proposal.

The Board Recommends a Vote “FOR” the Adjournment Proposal.

INVITATION FOR PROPOSALS

All existing holders of our Class A ordinary shares are invited to submit alternative proposals with respect to the restructuring of the Company’s debt and equity capital structure. Any and all proposals are welcome, whether dealing with a part or all of the debt and equity capital structure. The Board will review all proposals consistent with its fiduciary duties under applicable law. Proposals may be submitted by email to ShareholderMeeting@Cazoo.co.uk or by mail to c/o Cazoo Group Ltd, 41 Chalton Street, London NW1 1JD United Kingdom. In the absence of a satisfactory proposal, the existing share capital will be materially diluted as part of the Transaction.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A ordinary shares as of September 22, 2023, based on 38,833,034 Class A ordinary shares outstanding, by:

●	each person known by the Company to be the beneficial owner of more than 5% of the Class A ordinary shares;

●	each of the Company’s executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over Class A ordinary shares they own or have the right to acquire within 60 days, as well as Class A ordinary shares for which they have the right to vote or dispose of. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Class A ordinary shares which a person has the right to acquire within 60 days are included both in that person’s beneficial ownership as well as in the total number of Class A ordinary shares issued and outstanding used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. All Class A ordinary share figures shown below do not take into account the effects of the Reverse Stock Split or Share Increase to be consummated as part of the Transactions.

Except as indicated by the footnotes below, the Company believes that the persons named below have sole voting and dispositive power with respect to all Class A ordinary shares that they beneficially own. The Class A ordinary shares owned by the persons named below have the same voting rights as the Class A ordinary shares owned by other holders. The percentage of outstanding Class A ordinary shares indicated in the table below is based on 38,833,034 Class A ordinary shares outstanding at September 22, 2023.

Due to the fact that a majority of our Class A ordinary shares are held by brokers and other nominees, the number of Class A ordinary shares held by, and the number of, beneficial holders with addresses in the U.S. is not fully ascertainable. According to the records of our transfer agent, as of September 22, 2023, approximately 3,448,568 Class A ordinary shares (approximately 8.9% of our outstanding Class A ordinary shares) were owned by 29 record holders in the U.S. These estimates do not include 31,521,584 Class A ordinary shares (approximately 81% of our outstanding Class A ordinary shares as of September 22, 2023) held by Cede & Co., the nominee of The Depository Trust Company, in whose name all shares held in “street name” are held in the U.S. We believe that the Class A ordinary shares held by Cede & Co. include Class A ordinary shares beneficially owned by both U.S. and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners of our Class A ordinary shares in the U.S.

Name and Address of Beneficial Owner	Number of Class A ordinary shares†	Percentage of outstanding Class A ordinary shares
Directors and Executive Officers of the Company
Alex Chesterman(1)(2)	9,509,414	24.4%
Paul Whitehead(1)	*	*
Paul Woolf(1)	*	*
Luciana Berger(1)	*	*
Moni Mannings(1)	*	*
Daniel S. Och(3)(4)	2,311,207	5.8%
Mary Reilly(1)	*	*
Duncan Tatton-Brown(1)	*	*
All Directors and Executive Officers of the Company as a Group (8 Individuals)	12,014,679	29.8%
Holders of 5% or Greater:
Greenvale Capital LLP(5)	2,522,820	6.5%
Viking Global Entities(6)	3,000,000	7.2%
D1 Capital Partners L.P.(7)(8)	2,141,326	5.5%
Mubadala Entities(9)	2,737,836	7.0%
Rothermere entities(10)	2,244,908	5.6%

*	Less than one percent.

†	Amounts in this column do not include any Class A ordinary shares issuable upon exercise of New Warrants that may be held by the individuals and entities named in this table.

(1)	The business address of each of the individuals is c/o Cazoo Group Ltd, 41 Chalton Street, London, NW1 1JD, United Kingdom.

(2)	For Mr. Chesterman, consists of (i) 9,312,748 Class A ordinary shares and (ii) 196,666 Class A ordinary shares issuable upon exercise of vested options granted on October 1, 2021 with an exercise price of £nil and an expiration date 10 years following the date of grant.

(3)	The business address of Daniel S. Och is c/o Willoughby Capital Holdings, LLC, 667 Madison Avenue, New York, NY 10065.

(4)	Consists of (i) 447,217 Class A ordinary shares and (ii) 1,056,490 private warrants held directly by the Sponsor. Daniel S. Och controls the managing member of the Sponsor. As such, he may be deemed to beneficially own the securities held by the Sponsor. In addition, consists of (i) 5,000 Class A ordinary shares held by ASO GST Holdings, LLC; (ii) 5,000 Class A ordinary shares held by AJO GST Holdings, LLC; (iii) 5,000 Class A ordinary shares held by GST VII Holdings, LLC; (iv) 130,000 Class A ordinary shares held by JADOFF Investments, LP and 30,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by JADOFF Investments, LP; (v) 5,000 Class A ordinary shares held by JAO GST Holdings, LLC; (vi) 377,500 Class A ordinary shares held by WCH 2021 Quad, LLC; (vii) 130,000 Class A ordinary shares held by WCHS Holdings 1, LLC and 30,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by WCHS Holdings 1, LLC; and (viii) 90,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by WCH 2022 Quad, LLC. Daniel S. Och may be deemed to hold voting and dispositive power over the shares held by ASO GST Holdings, LLC, AJO GST Holdings, LLC, GST VII Holdings, LLC, JADOFF Investments, LP, JAO GST Holdings, LLC, WCH 2021 Quad, LLC, WCHS Holdings 1, LLC and WCH 2022 Quad, LLC.

(5)	Based solely on information reported on a Schedule 13G filed with the SEC on February 14, 2023. The business address of Greenvale Capital LLP is 3rd Floor, 1 Vere Street, London W1G 0DF, United Kingdom.

(6)	Reflects (i) 2,940,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by Viking Global Equities Master Ltd. (“VGEM”) and (ii) 60,000 Class A ordinary shares issuable upon conversion of the Convertible Notes held by Viking Global Equities II LP (“VGEII” and together with VGEM, the “Viking Global Entities”). VGEM has the power to dispose of and vote the shares directly owned by it, which power may be exercised by its investment manager, Viking Global Performance LLC (“VGP”), and by Viking Global Investors LP (“VGI”), which provides managerial services to VGEII. O. Andreas Halvorsen, David C. Ott, and Rose S. Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and VGP, have shared power to direct the voting and disposition of investments beneficially owned by VGI and VGP. The business address of each of the Viking Global Entities is c/o Viking Global Investors LP, 55 Railroad Avenue, Greenwich, Connecticut 06830.

(7)	Based solely on information reported on a Schedule 13D/A filed with the SEC on January 31, 2023. Consists of (i) 1,841,326 Class A ordinary shares and (ii) 300,000 Class A Ordinary shares issuable upon conversion of the Convertible Notes.

(8)	D1 Capital Partners L.P. is a registered investment adviser and serves as the manager of private investment vehicles and accounts. Daniel Sundheim indirectly controls D1 Capital Partners L.P. and may be deemed to beneficially own the Class A ordinary shares held by D1 Capital Partners L.P. The principal business address of each of D1 Capital Partners L.P. and Daniel Sundheim is 9 West 57th Street, New York, NY 10019.

(9)	Consists of (i) 727,955 Class A ordinary shares directly held by 94th Investment Company LLC, which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC; (ii) 500,000 Class A ordinary shares issuable upon conversion of the Convertible Notes directly held by MIC Capital Management 38 RSC Ltd., which is a wholly owned subsidiary of Mamoura Diversified Global Holdings PJSC, which is wholly owned by Mubadala Investment Company PJSC; (iii) 1,134,728 Class A ordinary shares held directly by MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp, which is managed by MIC Capital Management UK LLP; and (iv) 375,153 Class A ordinary shares directly held by MC Alternative Solutions, LP, which is managed by MIC Capital Management UK LLP. The principal business address of each of Mubadala Investment Company PJSC and Mamoura Diversified Global Holdings PJSC is Mamoura A Buildings Abu Dhabi, 45005 United Arab Emirates. The principal business address of 94th Investment Company LLC is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business address of MIC Capital Management 38 RSC Ltd. is PO Box 45005 Muroor Road, Abu Dhabi, United Arab Emirates. The principal business address of MIC Capital Management UK LLP is Floor 7, 25 Berkeley Square, London, United Kingdom. The principal business address of MIC Capital Partners (Ventures) Europe Parallel (Luxembourg) Aggregator SCSp is 19 Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg. The principal business address of MC Alternative Solutions, LP is Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104.

(10)	Based solely on information reported on a Schedule 13D/A filed with the SEC on June 15, 2023. Consists of (i) 2,173,046 Class A ordinary shares held by Rothermere Continuation Limited and (ii) 71,862 Class A ordinary shares held by Harmsworth Trust Company (PTC) Limited. The principal business address of Rothermere Continuation Limited and Harmsworth Trust Company (PTC) Limited is 35-37 New Street, St Helier JE2 3RA, Jersey, the Channel Islands.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transactions Related to the Transactions

Transaction Support Agreement

On September 20, 2023, the Company and certain of its subsidiaries entered into the Transaction Support Agreement with, among others, Alex Chesterman, our Founder and Executive Chairman, Daniel Och, one of our directors, and entities affiliated with Viking, Farallon and several other holders of Convertible Notes, regarding the Transactions. See “Description of the Transactions and the Transaction Agreements” for a description of the material terms and conditions of the Transaction Support Agreement.

Interests of Directors and Executive Officers in the Exchange Offer

None of the directors, executive officers or affiliates of the Company owns any Convertible Notes, other than three entities affiliated with Daniel Och, a director of the Company, which collectively own $15 million of the Convertible Notes (2.3% of the total amount of Convertible Notes outstanding). The entities affiliated with Mr. Och are as follows: JADOFF Investments, LP, which owns $3 million of the Convertible Notes, WCHS Holdings 1, LLC, which owns $3 million of the Convertible Notes, and WCH 2022 Quad, LLC, which owns $9 million of the Convertible Notes. Mr. Och’s affiliates are expected to tender their Convertible Notes in the Exchange Offer pursuant to the Transaction Support Agreement.

In addition, the Remuneration Committee of the board of directors of the Company has approved the grant of retention bonuses to certain members of management in connection with the execution of the Transaction Support Agreement. These bonuses include £225,000 to be awarded to Paul Whitehead, the Company’s chief executive officer, and £180,000 to be awarded to Paul Woolf, the Company’s chief financial officer. It is expected that these bonuses will be paid after the consummation of the transactions contemplated by the Transaction Support Agreement, including the Exchange Offer.

New Investor Rights Agreement

In connection with the consummation of the Transactions, the Company intends to enter into an Investor Rights Agreement with the Consenting Noteholders.

The New Investor Rights Agreement will provide certain board nomination rights with respect to the members of the New Board. As contemplated by the Transaction Support Agreement, the New Board will consist of seven members. Viking will have the right to nominate up to four members of the New Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon will have the right to nominate up to two members of the New Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon will have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the existing Board will have the right to nominate one director, who will be assigned to the class of directors that will be subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. The director selected by the existing Board may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement will also provide certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights will provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights will entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

At or prior to the Closing Date, the existing Investor Rights Agreement will be amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement will contain certain registration rights which had previously been in the existing Investor Rights Agreement.

New Registration Rights Agreement

On or around the Closing Date, the Company, the Consenting Noteholders and certain of the Company’s existing equityholders who are party to the existing Investor Rights Agreement will enter into a registration rights agreement pursuant to which the Company will file a shelf registration statement registering the resale of the New Shares and New Warrants held by the holders of the New Notes. The New Registration Rights Agreement will also provide for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and will provide that the Company’s existing resale shelf registration statement will remain outstanding for a specified period of time. The New Registration Rights Agreement will provide that the Company will pay certain expenses relating to any registration and related offering, subject to customary exceptions, and will indemnify the holders of securities registrable pursuant to the New Registration Rights Agreement against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

New Investor Rights Agreement

In connection with the consummation of the Transactions, the Company intends to enter into an Investor Rights Agreement with the Consenting Noteholders.

The New Investor Rights Agreement will provide certain board nomination rights with respect to the members of the New Board. As contemplated by the Transaction Support Agreement, the New Board will consist of seven members. Viking will have the right to nominate up to four members of the New Board, with such right declining as Viking’s equity ownership decreases. As long as Viking has the right to board representation, Viking will be entitled to proportionate representation on each board committee, subject to a minimum of one member on each committee. Farallon will have the right to nominate up to two members of the New Board, with such right declining as Farallon’s equity ownership decreases. In the event of the resignation, death or removal of a director, the shareholders entitled to designate such director shall be entitled to nominate a new director to fill such vacancy. Further to the foregoing nomination rights, Viking and Farallon will have the right to appoint an observer to the Board to attend all meetings of the Board (and any committee thereof) in a non-voting capacity and receive all notices and written documents and materials provided to the Board, subject to certain customary confidentiality obligations. In addition, the existing Board will have the right to nominate one director, who will be assigned to the class of directors that will be subject to reelection in the third annual general meeting following the Closing Date. In the event such director resigns during his or her initial term, he or she will have the right to designate his or her successor. The director selected by the existing Board may not be removed by the shareholders without cause prior to the third annual general meeting of the Company following the Closing Date.

The New Investor Rights Agreement will also provide certain shareholders of the Company, including Alex Chesterman and affiliates of Daniel Och, with certain tag-along and preemptive rights. The tag-along rights will provide that such holders will have customary tag-along rights with respect to any transfer of at least 50% of the Class A ordinary shares of the Company. The preemptive rights will entitle such holders to subscribe to a pro rata portion of future issuances of equity securities of the Company made in exchange for cash, subject to customary exceptions.

At or prior to the Closing Date, the existing Investor Rights Agreement will be amended in a manner satisfactory to the Company and the Steering Committee and subsequently terminated. Notwithstanding the foregoing, the New Registration Rights Agreement will contain certain registration rights which had previously been in the existing Investor Rights Agreement.

Ajax Related Person Transactions prior to the Business Combination

For purposes of this “Certain Relationships and Related Person Transactions” section, the term “Business Combination” refers to the transactions contemplated by the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement”), by and among Ajax I, a Cayman Islands exempted company (“Ajax”), Capri Listco, a Cayman Islands exempted company (“Capri Listco”), and Cazoo Holdings Limited, a private limited company organized under the law of England and Wales (“Cazoo Holdings”).

Founder Shares

On September 16, 2020, the Sponsor (as defined herein) paid $25,000 to cover certain offering and formation costs of Ajax in consideration for 8,855,000 Ajax Class B Shares (the “founder shares”). On September 22, 2020, Ajax effected a share capitalization resulting in an aggregate of 9,583,333 founder shares being outstanding. The Ajax Class B Shares included an aggregate of up to 1,250,000 founder shares subject to forfeiture by the Sponsor, so that the number of Ajax Class B Shares would collectively represent 10% of Ajax’s issued and outstanding shares upon the completion of Ajax’s initial public offering. On December 11, 2020, the option to exercise the remaining over-allotment balance expired and 638,990 founder shares were forfeited, resulting in an aggregate of 8,944,343 Ajax Class B Shares issued and outstanding. In connection with consummation of the Business Combination, the founder shares were cancelled and exchanged for Class B Shares, which subsequently converted into Class A ordinary shares upon closing of the Business Combination.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the founder shares until the earlier to occur of: (A) August 27, 2023; and (B) subsequent to completion of the Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $240.00 per share (giving effect to the reverse stock split in February 2023) (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of Ajax’s initial public offering on October 30, 2020, the Sponsor purchased an aggregate of 21,129,818 private placement warrants at a price of $1.00 per private placement warrant (for an aggregate purchase price of $21,129,818). The proceeds from the sale of the private placement warrants were added to the net proceeds from Ajax’s initial public offering held in the trust account. Upon consummation of the Business Combination the private placement warrants were cancelled and exchanged for Private Warrants, each initially exercisable to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.

Related Party Notes

On September 16, 2020, Ajax issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which Ajax could borrow up to an aggregate principal amount of $500,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) June 30, 2021, or (ii) the consummation of Ajax’s initial public offering. The outstanding balance under the Promissory Note of $500,000 was repaid at the closing of Ajax’s initial public offering on October 30, 2020.

On March 22, 2021, Daniel Och, Ajax’s chief executive officer and chairman of Ajax’s board of directors, committed to provide Ajax with an aggregate of $1,500,000 in loans. On May 15, 2021, Daniel Och and Glenn Fuhrman, a director of Ajax, committed to provide Ajax with an aggregate of $2,000,000 in loans. On August 4, 2021, Daniel Och and Glenn Fuhrman committed to provide Ajax with an aggregate of $1,650,000 in loans. As of June 30, 2021 there were $3,500,000 of such loans outstanding. The loans were non-interest bearing, unsecured and were repaid upon consummation of the Business Combination.

Administrative Services Agreement

In October 2020 Ajax entered into an agreement (the “Administrative Services Agreement”) to pay the Sponsor up to $10,000 per month for office space, and administrative and support services. For the period from August 13, 2020 (inception) through December 31, 2020, Ajax incurred and paid $21,290, in fees for these services. For the six months ended June 30, 2021 Ajax incurred and paid $60,000, in fees for these services. The Administrative Services Agreement was terminated in connection with the closing of the Business Combination.

Cazoo Related Person Transactions prior to the Business Combination

DMGV Financing

As part of Cazoo funding rounds prior to closing of the Business Combination, DMGV Limited (“DMGV”) provided future media spend in place of cash for a portion of their investment. In July 2021, Cazoo and DMGV agreed to extend the utilization period for approximately £9.0 million of media spend through to the first half of 2024. Cazoo used £3.9 million of such media spend in the fiscal year ended December 31, 2022, £1.7 million of such media spend in the fiscal year ended December 31, 2021 and £2.0 million of such media spend in the fiscal year ended December 31, 2020.

Related Person Transactions Related to the Business Combination

Investor Rights Agreement

On August 26, 2021, the Company, Ajax I (the “Sponsor”) and the other holders party thereto (the “IRA Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Under the Investor Rights Agreement, the IRA Holders hold registration rights that obligate the Company to register for resale under the Securities Act certain securities, including all of the Class A ordinary shares issued upon the conversion or exchange of any Class B ordinary shares or Class C ordinary shares held by such IRA Holder, the Existing Warrants (including any Class A ordinary shares issued or issuable upon the exercise of any such Existing Warrants) held by such IRA Holder, and any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by an IRA Holder as of August 26, 2021 (collectively, the “Registrable Securities”).

Under the Investor Rights Agreement, (i) Alex Chesterman, (ii) any of DMGV Limited (“DMGV”) and each of its permitted transferees that is Rothermere Continuation Limited, Daily Mail & Trust plc (“DMGT”) or a controlled affiliate of DMGT holding Registrable Securities (the “DMGV Group”), or (iii) IRA Holders of a majority-in-interest of Registrable Securities held by the Sponsor Group (as such term is defined in the Investor Rights Agreement) (a “Demanding Holder”) may make a written demand for registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale by such Demanding Holders). Under no circumstances will the Company be obligated to effect more than an aggregate of (i) three (3) registrations pursuant to a demand registration initiated by Alex Chesterman, (ii) three (3) registrations pursuant to a demand registration initiated by a member of the DMGV Group, or (iii) two (2) registrations pursuant to a demand registration by the Sponsor Group (which number of registrations may be increased to three (3) under certain circumstances).

Subject to certain exceptions, if the Company proposes to file a registration statement under the Securities Act with respect to its securities, under the Investor Rights Agreement, it will be required to give notice to the IRA Holders as to the proposed filing and offer the IRA Holders an opportunity to register the sale of such number of Registrable Securities as requested by the IRA Holders in writing. The Company also agreed to file a resale registration statement on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting registration of such Registrable Securities for resale). The Company satisfied this obligation by filing the registration statement on September 24, 2021.

Under the Investor Rights Agreement, the Company is required to promptly notify each of the IRA Holders in writing if a registration statement or prospectus contains an untrue statement of a material fact or an omission to state a material fact required to be stated in a registration statement or prospectus, or necessary to make the statements in a registration statement or prospectus (and in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading (a “Misstatement”) and, upon receipt of such written notice from the Company, each of the IRA Holders is required to discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the prospectus may be resumed or has received copies of a supplemented or amended prospectus correcting the Misstatement. If the filing, initial effectiveness or continued use of a registration statement or prospectus included in any registration statement at any time (i) would require the Company to make any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Company’s Board, after consultation with counsel to the Company, (a) would be required to be made in any registration statement or prospectus in order for the applicable registration statement or prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (a) would not be required to be made at such time if the registration statement were not being filed, and (c) would materially impede, delay or interfere with any significant financing, significant acquisition, significant corporate reorganization or other significant transaction then pending or proposed to be taken by the Company or any of its subsidiaries (or any negotiations, discussions or pending proposals with respect thereto), or would otherwise materially adversely affect the Company, or (ii) would require the inclusion in such registration statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may defer the filing, initial effectiveness or continued use of any registration statement pursuant to (i) or (ii) for a period of not more than sixty (60) consecutive days and the Company may not defer any such filing, initial effectiveness or use of a registration statement for more than three times or for more than a total of 120 days (in each case counting deferrals initiated pursuant to (i) or (ii) in the aggregate) in any 12-month period.

Under the Investor Rights Agreement, the Company has agreed to indemnify the IRA Holders and certain persons or entities related to the IRA Holders such as their officers, directors, agents and persons who control such IRA Holder against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The IRA Holders including Registrable Securities in any registration statement or prospectus agree to indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such IRA Holder expressly for use therein.

Pursuant to the terms of the Investor Rights Agreement, certain shareholders are entitled to nominate individuals to the Board of the Company, in each case, on the terms and subject to the conditions set forth therein. In particular, the Company and such securityholders have agreed to take all necessary and desirable action within their control to cause the nominating committee of the Board to nominate and recommend to the Board, the following individuals for election to Board as directors:

(i)	for so long as Alex Chesterman is the Chief Executive Officer of the Company or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Company, Alex Chesterman (this right will terminate upon consummation of the Transactions);

(ii)	for so long as Stephen Morana was the Chief Financial Officer of the Company, Stephen Morana (this right no longer exists as Mr. Morana is no longer Chief Financial Officer of the Company); and

(iii)	until the expiration of the term of office of the Company’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och.

Pursuant to the terms of the Investor Rights Agreement, the Company’s Board was initially set at nine members, at least three of whom were required to satisfy the independence criteria applicable to the audit committee. So long as the Company’s Board comprises nine members, three of such directors are required to sit in each of Class I, Class II and Class III.

Pursuant to the Investor Rights Agreement, during the period in which the Sponsor is permitted to designate a nominee to the Company’s Board under the provision described above, in the event that (i) a vacancy is created at any time by the death, retirement, disability, removal or resignation of any member nominated by the Sponsor (the “Shareholder Designee”) or (ii) a Shareholder Designee fails to be elected to the Company’s Board at any annual or special meeting of the shareholders of the Company at which such Shareholder Designee stood for election but was nevertheless not elected, the remaining directors and the Company shall cause such open seat to be filled by a new member designated in writing by the Sponsor, as soon as possible, and the Company and the other parties to the Investor Rights Agreement shall take all necessary and desirable actions within their control to accomplish the same.

On September 2, 2021, DMGV transferred and assigned all of its Class A ordinary shares and Class C ordinary shares to Daily Mail and General Holdings (“DMGH”). On November 29, 2021, DMGH transferred and assigned all of its Class A ordinary shares and Class C ordinary shares to DMGT. On October 28, 2022, DMGT and Cazoo Group Ltd signed a waiver (the “Waiver”) pursuant to which DMGT waived (i) its Board nomination and appointment rights and (ii) its right to appoint a Board observer set forth in the Investor Rights Agreement, and such rights under the Investor Rights Agreement were terminated.

Following the consummation of the Transactions, the Investor Rights Agreement will be terminated, but certain registration rights currently in the Investor Rights Agreement will be included in the New Registration Rights Agreement.

The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the text of the Investor Rights Agreement, the form of which is included as an exhibit to our Annual Report.

De-SPAC Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, Ajax, the Company, Cazoo Holdings and holders (the “Cazoo Holdings Shareholders”) of a majority of each of Cazoo Holdings’ outstanding series A shares, series B shares, series C shares and ordinary shares (collectively, the “Cazoo Holdings Shares”) executed transaction support agreements (the “De-SPAC Transaction Support Agreements”), pursuant to which, on the terms and subject to the conditions set forth therein, each such holder agreed to, among other things (i) following the effectiveness of the Company’s registration statement on Form F-4, enter into a purchase and sale agreement for his, her or its Cazoo Holdings Shares pursuant to which, such Cazoo Holdings Shareholder sold and the Company purchased such Cazoo Holdings Shareholder’s Cazoo Holdings Shares, (ii) to the extent reasonably determined to be necessary or advisable by Ajax or Cazoo Holdings in furtherance of the Business Combination, support and vote in favor of the Business Combination Agreement, the ancillary documents to which Cazoo Holdings was a party and the transactions contemplated thereby, (iii) take any actions reasonably determined by Ajax and Cazoo Holdings to be necessary or advisable to exercise the drag along right set out in and in accordance with Cazoo Holdings’ articles of association (including delivery by such holder to Cazoo Holdings of notice of a desire to transfer its Cazoo Holdings Shares and implement the drag along right in Cazoo Holdings’ articles of association), and (iv) subject to certain exceptions, not to transfer, assign, or sell their respective Cazoo Holdings Shares, prior to the consummation of the Business Combination. In addition, Alex Chesterman and Stephen Morana, in their capacities as Cazoo Holdings Shareholders, agreed under the De-SPAC Transaction Support Agreements signed by them to only make a Standard Election or a Stock Election (as such terms are defined in the Business Combination Agreement) with respect to (i) all Cazoo Holdings Shares held by them (including such Cazoo Holdings Shares resulting from the exercise of certain options), and (ii) all their vested unapproved options.

PIPE Investment

Concurrently with the execution and delivery of the Business Combination Agreement, Capri Listco, Ajax and certain investors, including Ajax’s sponsor, Ajax I Holdings, LLC (the “Sponsor”), and Ajax’s directors and officers (collectively, the “PIPE Investors”), entered into Subscription Agreements, pursuant to which, the PIPE Investors purchased, concurrently with the closing of the Business Combination, in the aggregate, 80,000,000 Class A ordinary shares for $10.00 per share (the “PIPE Shares”), for an aggregate purchase price of $800,000,000 (the “PIPE Investment”). As part of the PIPE Investment, D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased 10,000,000 PIPE Shares for $100,000,000, DMGV, an affiliate of Lord Rothermere, a former director, purchased 2,500,000 PIPE Shares for $25,000,000, entities affiliated with Anne Wojcicki purchased 750,000 PIPE Shares for $7,500,000, entities affiliated with Daniel Och purchased 13,150,000 PIPE Shares for $131,500,000, an entity affiliated with Glenn Fuhrman, a former director of Ajax, purchased 3,000,000 PIPE Shares for $30,000,000, an entity affiliated with Jim McKelvey, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, Steve Ells, a former director of Ajax, purchased 1,500,000 PIPE Shares for $15,000,000, and an entity affiliated with Kevin Systrom, a former director of Ajax, purchased 100,000 PIPE Shares for $1,000,000. In the aggregate, these investments represent approximately 40.6% of the total number of PIPE Shares issued.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements provide, to the fullest extent permitted under law, indemnification against all expenses, judgments, fines and amounts paid in settlement relating to, arising out of or resulting from indemnitee’s status as a director, officer, employee or agent of the Company or any other corporation, limited liability company, partnership or joint venture, trust or other enterprise which such person is or was serving at the Company’s request. In addition, the indemnification agreements provide that the Company will advance, to the extent not prohibited by law, the expenses incurred by the indemnitee in connection with any proceeding, and such advancement will be made within 20 days after the receipt by the Company of a statement requesting such advances from time to time, whether prior to or after final disposition of any proceeding.

Other Related Person Transactions

Convertible Notes

On February 16, 2022, we issued $630 million in aggregate principal amount of the Convertible Notes pursuant to the Indenture. D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, purchased $30 million principal amount of the Convertible Notes, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP (each an affiliate of Daniel Och) purchased $9,000,000, $3,000,000, and $3,000,000, respectively, of the Convertible Notes. These entities are party to the related Note Purchase Agreement, dated as of February 9, 2022, by and among the Company and the purchasers of Convertible Notes, and the Convertible Notes Registration Rights Agreement, dated as of February 16, 2022, by and among the Company and the holders of Convertible Notes party thereto. All of the holders of the Convertible Notes agreed in the Purchase Agreement not to sell their Convertible Notes until November 6, 2022.

On November 13, 2022, we announced that we had entered into agreements with the holders of 96% of our Convertible Notes (including D1 Capital Partners Master LP, an affiliate of David Hobbs, a former director, and WCH 2022 Quad, LLC, WCHS Holdings 1, LLC and JADOFF Investments, LP (each an affiliate of Daniel Och), pursuant to which such noteholders have agreed to extend their original lock-up period from November 6, 2022 to September 30, 2023. The Company has granted the noteholders a right of first refusal to participate in certain financings for cash (other than equity, except for convertible or exchangeable debt) by the Company and its subsidiaries until June 30, 2024.

Board Observer and Confidentiality Agreement

In connection with the issuance of the Convertible Notes, the Company entered into a Board Observer and Confidentiality Agreement (the “Board Observer Agreement”) with Viking. The Board Observer Agreement provides that, for so long as Viking or its affiliates own at least (i) $225,000,000 of the principal amount of Convertible Notes issued to Viking or (ii) 75% of the Class A ordinary shares issuable upon conversion of the Convertible Notes issued to Viking, then Viking and its affiliates may appoint an individual to act as a non-voting observer to the Company’s board of directors to attend all meetings of the board (and any committee thereof). Viking has appointed an individual to act in such capacity. Viking also undertook certain customary confidentiality obligations under the Board Observer Agreement.

Viking Letter Agreement

In connection with the issuance of the Convertible Notes, the Company also entered into a Letter Agreement with Viking. The Letter Agreement provides that for so long as Viking or its affiliated funds own at least $100,000,000 aggregate principal amount of Convertible Notes, subject to certain exceptions, Viking and its affiliated funds and their respective officers, directors and employees acting on their behalf may not, and may not direct any other person or entity to, directly or indirectly, enter into any short sales with respect to the Class A ordinary shares for the periods (i) between the 23-month anniversary of the date the Convertible Notes were issued through and including the 25-month anniversary of the date the Convertible Notes were issued and (ii) to the extent the Premium Fall-Away Trigger (as defined in the indenture governing the Convertible Notes) shall not have been satisfied, between the date that is the fifth business day prior to two months before the date on which the Convertible Notes mature through and including the fifth business day prior to the date on which the Convertible Notes mature.

Policies and Procedures for Related Person Transactions

The Company’s Board has adopted a written related person transaction policy that sets forth policies and procedures for the review and approval or ratification of related person transactions. The Company has policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and provides appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee has the responsibility to review related party transactions.

DESCRIPTION OF SECURITIES

The following description of the material terms of our share capital includes a summary of specified provisions of our Articles (as well as the proposed amendments to our Articles), the Existing Warrants and the New Warrants. These descriptions are not complete and the descriptions of the Articles and Existing Warrants are qualified in their entirety by reference to the Articles and the Existing Warrant Agreement, which are attached as exhibits to our Annual Report.

Cazoo is a Cayman Islands exempted company and our affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. Pursuant to the Articles, the Company’s authorized share capital as of the date of this Proxy Statement is $435,500, divided into 165,000,000 Class A ordinary shares, par value of $0.002 each, 2,500,000 Class B ordinary shares, par value of $0.002 each, 50,000,000 Class C ordinary shares, par value of $0.002 each (such Class A ordinary shares, Class B ordinary shares and Class C ordinary shares collectively, the “Ordinary Shares”) and 250,000 preference shares, par value of $0.002 each. If the Company’s shareholders approve the proposed Reverse Stock Split and the Share Increase, the Company’s authorized share capital will be US$22,105,000 divided into 100,000,000 Class A ordinary shares with a par value of US$0.20 each, 25,000 Class B ordinary shares with a par value of US$0.20 each, 500,000 Class C ordinary shares with a par value of US$0.20 each and 10,000,000 preference shares with a par value of US$0.20 each.

As of September 22, 2023, we had 38,833,034 Class A ordinary shares issued and outstanding, which would become 4,854,129 Class A ordinary shares after giving effect to the issuance of the New Shares and the Reverse Stock Split. As of September 22, 2023, we had no Class B ordinary shares, Class C ordinary shares, or preference shares outstanding.

Class A Ordinary Shares

Holders of Class A ordinary shares are entitled to one vote for each share held of record on all matters to be voted on by members. There is no cumulative voting with respect to the election of directors.

Preference Shares

The Company’s Board is authorized to issue preference shares from time to time in one or more series without member approval. The Company’s Board has the discretion under the Articles to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of our authorized but unissued undesignated shares, and the Board may issue those shares in series of preference shares, without any further member approval. The rights with respect to a series of preference shares may be greater than the rights attached to the Ordinary Shares. It is not possible to state the actual effect of the issuance of any preference shares on the rights of holders of Ordinary Shares until the Company’s Board determines the specific rights attached to any preference shares so issued. The effect of issuing preference shares could include, among other things, one or more of the following:

●	restricting dividends in respect of the Ordinary Shares;

●	diluting the voting power of the Ordinary Shares or providing that holders of preference shares have the right to vote on matters as a class;

●	impairing the liquidation rights of the Ordinary Shares; or

●	delaying or preventing a change of control of Cazoo.

As of June 30, 2023, there were no preference shares outstanding, and we have no present plans to designate the rights of or to issue any preference shares.

Dividend Rights

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Board or the New Board, as applicable.

Variation of Rights

Under the Articles, if the share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Company’s Board not to have a material and adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Transfer of Shares

Members may transfer all or any of the member’s Class A ordinary shares in compliance with the rules and regulations of the NYSE, the SEC and any other competent regulatory authority or as permitted by applicable law.

The Company’s Board may in its absolute discretion decline to register a transfer of Ordinary Shares which are not fully paid up or on which the Company has a lien or issued under any share incentive scheme for employees upon which a transfer restriction imposed still exists. The Company’s Board may, but is not required to, decline to register a transfer of any Class A ordinary shares unless certain requirements are met.

Any attempted transfer that is not a permitted transfer as described above will be null and void.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Class A ordinary shares will be entitled to participate in any assets available for distribution in proportion to their shareholdings.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in the Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions in the Articles

Certain provisions in the Articles may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a member might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the Class A ordinary shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Company’s Board.

Class A Ordinary Shares

The authorized but unissued Class A ordinary shares will be available for future issuance by the Company’s Board on such terms as the Board may determine, subject to any limitations in the Articles. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Class A ordinary shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Preference Shares

Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company’s Board decides to issue these preference shares, the price of Class A ordinary shares may fall and the voting and other rights of the holders of Class A ordinary shares may be materially adversely affected. Pursuant to the Articles, preference shares may be issued by us from time to time, and the Company’s Board is authorized (without any requirement for further member action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attaching to those shares (and any further undesignated shares which may be authorized by our members).

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.

Classified Board

The Board is currently comprised of eight directors, and following consummation of the Transactions, the New Board will be comprised of seven directors. The Articles currently provide that, subject to the right of holders of any series of preference shares, the Board is divided into three classes of directors, as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual general meeting. As a result, approximately one-third of the Board will be elected each year.

The classification of directors has the effect of making it more difficult for members to change the composition of the Board. The Articles provide for a Board comprised of between five and nine directors, but in accordance with the Articles, the Company may by ordinary resolution increase or reduce the upper and lower limits of the number of directors.

Unanimous Action by Written Consent

The Articles provide that members may approve and pass resolutions by way of a unanimous written resolution signed by or on behalf of each member who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Amendment of Governing Documents

As permitted by Cayman Islands law, the Articles may only be amended by a special resolution passed by the Company’s members.

Member Proposals and Director Nominations

A special meeting may be called by the Board or any other person authorized to do so in the Articles, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting.

The Articles do not provide for the ability of members to nominate candidates for election as directors or to bring business before a meeting of members.

General Meetings

The Companies Act does not provide members with rights to requisition a general meeting and does not provide members with any right to put any proposal before a general meeting. The Articles permit the Company’s Board or the chairperson of the Board to call general meetings. The Articles do not allow members to requisition a general meeting. Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, members holding a majority of the then outstanding Class A ordinary shares will be able to call a general meeting.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority members on a board since it permits the minority member to cast all the votes to which the member is entitled on a single director, which increases the member’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Articles do not provide for cumulative voting.

Transactions with Interested Members

Cayman Islands law does not have a statute that prohibits certain business combinations with an interested member. However, although Cayman Islands law does not regulate transactions between a company and its significant members, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority members. Any merger or consolidation of the Company with one or more constituent companies shall require the approval of a special resolution (66 2/3% of members at a general meeting where there is a quorum).

Dissolution; Winding Up

Under Cayman Islands law, Cazoo may be wound up by either an order of the courts of the Cayman Islands following the filing with the court of a winding up petition presented by the company, one or more creditors or shareholders, a combination of these or voluntarily by a special resolution passed by its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Articles, if the Company is wound up, the liquidator may distribute the assets available for distribution amongst the members in proportion to the par value of the Class A ordinary shares held by them at the commencement of the winding up subject to a deduction from those Class A ordinary shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the Articles on the rights of non-resident or foreign members to hold or exercise voting rights on the Company’s shares. In addition, there are no provisions in the Articles governing the ownership threshold above which member ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, the Company’s Board is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books and Records

Holders of shares have no general right under Cayman Islands law to inspect or obtain copies of the Company’s register of members or the Company’s corporate records.

Waiver of Certain Corporate Opportunities

The Articles provide for a waiver of the obligation to provide business opportunities to the Company for directors, members and affiliates of members, in each case, other than an officer (including any officer that is also a director, or a member or an affiliate of such member, as the case may be) (as more particularly described in the Articles). Notwithstanding that the waiver does not apply to any officer, officers are not restricted from engaging, directly or indirectly, in other business ventures of every type and description (other than any competing business, except to the extent permitted under the Articles). No officer shall be deemed to be engaging in a competing business if such activity is: (i) approved by a majority of disinterested directors, subject to applicable law, or (ii) with respect to any investment such officer has as of the date of effectiveness of the Articles, an investment in the greater of (A) up to an additional two and one half per cent (2.5%) or (B) seven and one half per cent (7.5%) in the aggregate of the capital stock of a competing business (in each case, so long as such officer does not participate in management activities or otherwise have the ability to influence or control such competing business). This is subject to applicable law.

Directors

Appointment of Directors

Directors are elected by a majority standard, which requires the number of votes cast for the person’s appointment to exceed the number of votes cast against the person’s appointment.

Any director may in writing appoint another person to be such director’s alternate, with the alternate having the authority to act in the director’s place at any meeting at which the appointing director is unable to be present. A director may, but is not required to, appoint another director to be an alternate.

The Company’s shareholders are being asked to approve the replacement of the Board with the New Board. It is expected that on or around the Closing Date, the existing members of the Board will resign and the members of the New Board will become the directors of the Company.

Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, members holding a majority of the then outstanding Class A ordinary shares may appoint any person to fill any director position that remains unfilled.

The Company’s Board is divided into three (3) classes designated as Class I, Class II and Class III, respectively, with directors divided as nearly as possible into thirds among the classes. Directors are assigned to each class by the Company’s Board. At our 2024 annual general meeting, the term of office of the Class II directors shall expire and the Class II directors shall be elected for a full term of three (3) years. At our 2025 annual general meeting, the term of office of the Class III directors shall expire and the Class III directors shall be elected for a full term of three (3) years. At our 2026 annual general meeting, the term of office of the Class I directors shall expire and the Class I directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting, directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Directors hold office until the expiration of the director’s term, until a director’s successor has been duly elected and qualified or until such director’s earlier death, resignation or removal.

Removal of Directors

Under the Articles, a director may be removed from office only for cause by special resolution of the Company. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with such director’s creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) absents himself or herself (for the avoidance of doubt, without being represented by an alternate) from three (3) consecutive meetings of the Company’s Board without special leave of absence from the Board, and the Board passes a resolution that he or she has by reason of such absence vacated office; or (v) is prohibited, by any applicable law or relevant code applicable to the listing of shares on the NYSE, from being a director. Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, (1) members holding a majority of the then outstanding Class A ordinary shares will be able to remove any director; provided that the director appointed by the current Board (or his or her designee) may not be removed without cause prior to the third annual general meeting of the Company following the Closing Date and (2) directors numbering at least a majority of the then appointed directors will be able to remove any director for cause.

Filling Vacancies on the Board of Directors

Vacancies on the Company’s Board may be filled by the majority of the directors then in office, even if less than a quorum, or by a sole remaining director (subject to the Companies Act, applicable law, or any rights of any preference shares).

A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves the remainder of the full term of the director whose death, resignation or removal created the vacancy and until his or her successor shall have been appointed and qualified.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the members provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by member approval at general meetings.

Meetings of Members

As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings. However, pursuant to the Articles, directors are elected at annual general meetings and the NYSE requires an annual meeting. Pursuant to the Articles Amendment and assuming that Shareholder Approval is obtained and that the Transactions are implemented, members holding a majority of the then outstanding Class A ordinary shares will be able to call a general meeting.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares is Equiniti Trust Company (“Equiniti”).

Listing

Our Class A ordinary shares are currently listed on the New York Stock Exchange under the symbol “CZOO.” Under the terms of the Transaction Support Agreement, Cazoo will only be required to undertake commercially reasonable efforts to maintain the NYSE listing (or a listing on Nasdaq or other reputable international stock exchange) for Class A ordinary shares for a period of at least six months following execution of the Transaction Support Agreement (and in no event less than three months following the Closing Date); provided that this period will be automatically extended in order to ensure that individuals subject to our insider trading policies and applicable securities laws have at least 30 trading days during which they can trade in Class A ordinary shares in compliance with such policies and securities laws. Accordingly, there is no assurance that the New Board will maintain a listing of the Class A ordinary shares or that the Company will remain an SEC registrant, and therefore shareholders may not be able to trade the Class A ordinary shares, including any Class A ordinary shares issuable upon exercise of the New Warrants, and the Class A ordinary shares and New Warrants may lose most or all of their value.

The Existing Warrants are not currently listed, and the New Warrants will not be listed on any national securities exchange or any other trading platform.

Existing Warrants

The following description of the Existing Warrants contains only summary information concerning such warrants and does not purport to be complete and is qualified in its entirety by reference to the Existing Warrant Agreement (as defined below) filed as an exhibit to our Annual Report.

The terms of the Existing Warrants are set forth in the warrant agreement, dated as October 27, 2020, between Ajax and Continental (the “Existing Warrant Agreement”), as amended by the Amendment to and Assignment of Warrant Agreement, dated August 23, 2021, among Ajax, the Company, Continental and Equiniti, pursuant to which Equiniti succeeded Continental as warrant agent for the Warrants. Each Warrant currently entitles the holder thereof to purchase one-twentieth (1/20) of a Class A ordinary share such that there are 2,062,728 Class A ordinary shares underlying the Existing Warrants at a price of $230.00 per share, subject to adjustment as discussed below. As of June 30, 2023, there were 41,254,566 Existing Warrants outstanding, including 20,124,748 public warrants (the “Public Warrants”) and 21,129,818 private warrants (the “Private Warrants”).

Exercisability

Each Existing Warrant has been exercisable since October 30, 2021. Pursuant to the Existing Warrant Agreement, a warrantholder may exercise its Existing Warrants only for a whole number of Class A ordinary shares. The public warrants will expire at 5:00 p.m. New York City time on August 26, 2026, or earlier upon redemption.

We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of an Existing Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Existing Warrants is then effective and a current prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption. No Existing Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Existing Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to an Existing Warrant, the holder of such warrant will not be entitled to exercise such warrant and such Existing Warrant may have no value and expire worthless.

Under the terms of the Existing Warrant Agreement, we were obligated, as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, to use commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Existing Warrants. We are obligated to use commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Existing Warrants in accordance with the provisions of the Existing Warrant Agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of an Existing Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. We filed a registration statement on Form F-3 which was declared effective on October 12, 2022, which covers the resale of Class A ordinary shares upon exercise of the Existing Warrants.

Redemption of Existing Warrants when the price per Class A ordinary share equals or exceeds $360.00

We may redeem the outstanding Existing Warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

●	if, and only if, the last reported sale price of our Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders (the “Reference Value”) equals or exceeds $360.00 per share (subject to adjustment).

We will not redeem the Existing Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Existing Warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the Existing Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Existing Warrants, each warrantholder will be entitled to exercise his, her or its Existing Warrant prior to the scheduled redemption date.

Redemption of Existing Warrants when the price per Class A ordinary share equals or exceeds $200.00

We may redeem the outstanding Existing Warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;

●	at $0.10 per Existing Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption, based on the redemption date and the “fair market value” of the Class A ordinary shares, pursuant to the terms of the Existing Warrant Agreement; and

●	if, and only if, the Reference Value equals or exceeds $200.00 per share (subject to adjustment).

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their Existing Warrants on a cashless basis in accordance with the terms of the Existing Warrant Agreement.

No fractional Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder.

Redemption Procedures

A holder of an Existing Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of issued and outstanding Class A ordinary shares is increased by a capitalization or share dividend payable in Class A ordinary shares, or by a sub-division of Class A ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each Existing Warrant will be increased in proportion to such increase in the issued and outstanding Class A ordinary shares. A rights offering made to all or substantially all holders of Class A ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a capitalization of a number of Class A ordinary shares equal to the product of (1) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) multiplied by (2) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering divided by (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of Class A ordinary shares during the 10 trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Existing Warrants are outstanding and unexpired, pay to all or substantially all of the holders of Class A ordinary shares a dividend or make a distribution in cash, securities or other assets to the holders of Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the Existing Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis, with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.

If the number of issued and outstanding Class A ordinary shares is decreased by a consolidation, combination, or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each Existing Warrant will be decreased in proportion to such decrease in issued and outstanding Class A ordinary shares.

Whenever the number of Class A ordinary shares purchasable upon the exercise of the Existing Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the Existing Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other of other property of the Company as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Existing Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their Existing Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each Existing Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders, the holder of an Existing Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrantholder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A ordinary shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Existing Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of Class A ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Existing Warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Existing Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Existing Warrant Agreement) of the warrant.

The terms of the Existing Warrants are governed by the Existing Warrant Agreement. The Existing Warrant Agreement provides that (a) the terms of the Existing Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including conforming the provisions of the Existing Warrant Agreement to the description of the terms of the warrants and the Existing Warrant Agreement set forth in the prospectus for the initial public offering of Ajax I, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties to the Existing Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Existing Warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Warrants or any provision of the Existing Warrant Agreement with respect to the Private Warrants, at least 65% of the then outstanding Private Warrants.

The warrantholders do not have the rights or privileges of holders of the Company’s ordinary shares and any voting rights until they exercise their Existing Warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the Existing Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Private Warrants

The Private Warrants are identical to the Public Warrants except that, so long as they are held by Ajax I Holdings, LLC (the “Sponsor”) or its permitted transferees: (1) they will not be redeemable by the Company; (2) they may be exercised by the holders on a cashless basis; (3) they (including the Class A ordinary shares issuable upon exercise of these warrants) are entitled to registration rights; and (4) they will not be exercisable more than seven years after the completion of the Business Combination so long as they are held by the Sponsor or any of its permitted transferees. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

New Warrants

The following description of the New Warrants contains only summary information concerning such warrants and does not purport to be complete and is qualified in its entirety by reference to the New Warrant Agreements, the form of which is included as Annex C to this Proxy Statement.

The terms of the New Warrants are set forth in the Forms of New Warrant Agreements, to be dated as of the consummation of the Transactions, by and between the Company and Equiniti, as warrant agent.

Exercisability & Exercise Price

The New Warrants will be comprised of three tranches each representing the right to acquire newly issued Class A ordinary shares.

New Tranche 1 Warrants

The New Tranche 1 Warrants will become exercisable only if the Company’s equity value reaches $525 million.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 1 Warrants are expected to be initially exercisable, subject to achievement of the applicable equity value hurdle, for up to 422,098 Class A ordinary shares, representing (in the aggregate) 8.00% of the sum of (x) the total Class A ordinary shares outstanding on the Closing Date after giving effect to the issuance of the New Shares (the “Closing Date Equity”) plus (y) the number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants (such sum, the “Initial Tranche 1 Denominator”). At settlement, the Company will issue the New Tranche 1 Warrants pro rata to each shareholder after giving effect to the Reverse Stock Split.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price of the New Tranche 1 Warrants would be $99.50 per share, representing an amount equal to a Company equity value of $525 million divided by the Initial Tranche 1 Denominator.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1.025 billion (and the New Tranche 2 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 2 Event”):

●	the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrant would be increased to equal (in the aggregate) 8% of the number of Class A ordinary shares equal to the sum of (i) the Closing Date Equity plus (ii) the aggregate number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants (such sum, the “Tranche 2 Event Denominator”); and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to be an amount equal to a Company equity value of $525 million, divided by the Tranche 2 Event Denominator.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1.5 billion (and the New Tranche 3 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 3 Event”):

●	the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrant would be increased to equal (in the aggregate) 8% of the number of Class A ordinary shares equal to the sum of (i) the Closing Date Equity plus (ii) the aggregate number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants (such sum, the “Tranche 3 Event Denominator”); and

●	the exercise price of the New Tranche 1 Warrants would be adjusted to be an amount equal to a Company equity value of $525 million, divided by the Tranche 3 Event Denominator.

For the avoidance of doubt, only those New Tranche 1 Warrants outstanding at the time of either the Tranche 2 Event or the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 1 Warrants still held. Further, the adjustment following either of the Tranche 2 Event or Tranche 3 Event to (x) the number of Class A ordinary shares issuable upon exercise of the New Tranche 1 Warrants and (y) the exercise price, would in each case, be based upon the number of Class A ordinary shares underlying the New Tranche 1 Warrants assuming none have been exercised (and not the number of Class A ordinary shares underlying unexercised New Tranche 1 Warrants at the time of either of the Tranche 2 Event or the Tranche 3 Event).

Based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 1 Warrants have not been exercised when the $1.025 billion equity value is reached, the New Tranche 1 Warrants would be exercisable for 462,298 Class A ordinary shares at an exercise price of $90.85, and to the extent the New Tranche 1 Warrants have not been exercised when the $1.5 billion equity value is reached, the New Tranche 1 Warrants would be exercisable for 510,961 Class A ordinary shares at an exercise price of $82.20.

New Tranche 2 Warrants

The New Tranche 2 Warrants will become exercisable only if the Company’s equity value reaches $1.025 billion.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 2 Warrants are expected to be initially exercisable, subject to achievement of the applicable equity value hurdle, for up to 462,298 Class A ordinary shares, representing (in the aggregate) 8.00% of the sum of (x) the total Class A ordinary shares outstanding on the Closing Date after giving effect to the issuance of the New Shares (the “Closing Date Equity”) plus (y) the number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants (such sum, the “Initial Tranche 2 Denominator”). At settlement, the Company will issue the New Tranche 2 Warrants pro rata to each shareholder after giving effect to the Reverse Stock Split.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the initial exercise price of the New Tranche 2 Warrants would be $177.37 per share, representing an amount equal to a Company equity value of $1.025 billion divided by the Initial Tranche 2 Denominator.

At any time after the Closing Date, in the event of the Tranche 3 Event, then the terms of the New Tranche 2 Warrants would be modified as follows:

●	the number of shares issued or issuable upon the exercise of the New Tranche 2 Warrant would be increased to equal (in the aggregate) 8% of the number of Class A ordinary shares equal to the sum of (i) the Closing Date Equity plus (ii) the aggregate number of Class A ordinary shares or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants (such sum, the “Tranche 3 Event Denominator”); and

●	the exercise price of the New Tranche 2 Warrants would be adjusted to be an amount equal to a Company equity value of $1.025 billion, divided by the Tranche 3 Event Denominator.

For the avoidance of doubt, only those New Tranche 2 Warrants outstanding at the time of the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the unexercised portion of any New Tranche 2 Warrants still held. Further, the adjustment following the Tranche 3 Event to each of (x) the number of Class A ordinary shares issuable upon exercise of the New Tranche 2 Warrants and (y) the exercise price, would in each case, be based upon the number of Class A ordinary shares underlying the New Tranche 2 Warrants assuming none have been exercised (and not the number of Class A ordinary shares underlying unexercised New Tranche 2 Warrants at the time of the Tranche 3 Event).

Based on the number of Class A ordinary shares outstanding on September 22, 2023, to the extent the New Tranche 2 Warrants have not been exercised when the $1.5 billion equity value is reached, the New Tranche 2 Warrants would be exercisable for 510,961 Class A ordinary shares at an exercise price of $160.48.

New Tranche 3 Warrants

The New Tranche 3 Warrants will become exercisable if the Company’s equity value reaches $1.5 billion. The exercise price of the New Tranche 3 Warrants would be $234.85 per Class A ordinary share.

Based on the number of Class A ordinary shares outstanding on September 22, 2023, the New Tranche 3 Warrants will be exercisable for 510,961 Class A ordinary shares which represent 8.00% of the sum of (x) the Closing Date Equity plus (y) the original number of Class A ordinary shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants. At settlement, the Company will issue the New Tranche 3 Warrants pro rata to each shareholder after giving effect to the Reverse Stock Split.

Cashless Exercise

If and when the Company equity value hurdle applicable to a particular tranche of the New Warrants has been achieved, the New Warrants comprising such tranche may be cashless exercised at any time thereafter. If (i) the Class A ordinary shares are at the time of any exercise of the New Warrants not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, or (ii) at the time of any exercise of the New Warrants there is no effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the New Warrants, the Company may, at its option, (1) require the holder thereof to exercise such New Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described herein and (2) in the event the Company so elects, the Company shall use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon such exercise under applicable blue sky laws to the extent an exemption is not available.

Duration

The New Warrants will have a five year term and will expire at the close of business on the fifth anniversary of the Closing Date.

Listing

The New Warrants will not be listed on any market or securities exchange.

Anti-Dilution Adjustments

In the event the Company engages in certain dilutive or concentrative transactions, including share dividends, share splits and consolidations and reclassifications, the exercise price and the number of Class A ordinary shares underlying the then-outstanding New Warrants will be proportionately increased or decreased.

Fundamental Transactions

In the event of any “Fundamental Transactions” (as defined in the New Warrant Agreements), generally including (i) any merger or consolidation of the Company with or into another entity, (ii) a sale of all or substantially all of our assets (taken on a consolidated basis), (iii) a tender offer or exchange offer that has been accepted by holders of 50% or more of our outstanding Class A ordinary shares, (iv) a reclassification, reorganization or recapitalization of our Class A ordinary shares, or (v) the Company consummates a transaction pursuant to which a person or group acquires more than 50% of our outstanding Class A ordinary shares, then upon any subsequent exercise of the New Warrants following consummation of the Fundamental Transaction, a holder will have the right to receive, in lieu of the Class A ordinary shares issuable upon such exercise as of immediately prior to such consummation, the amount of securities, cash or other property to which such holder would have been entitled as a holder of Class A ordinary shares upon consummation of the Fundamental Transaction as if the holder had exercised the rights represented by its New Warrants immediately prior thereto. In connection with a Fundamental Transaction, the Company will cause a successor entity to assume in writing all of the obligations of the Company under the New Warrants. However, if upon consummation of a Fundamental Transaction any tranche of the New Warrants has not become exercisable in accordance with the terms of the applicable New Warrant Agreement, then such New Warrants will be automatically canceled without further action required on the part of the Company; provided that, the Company shall promptly give notice following such cancellation by issuing a press release.

No Right as a Shareholder

Except as otherwise provided in the New Warrants or by virtue of such holder’s ownership of Class A ordinary shares, the holders of the New Warrants do not have the rights or privileges of holders of our Class A ordinary shares, including any voting rights, until they properly exercise their New Warrants.

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Maples and Calder, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against us, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act, As Revised of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our members on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company,” “us,” “our” and “we” refers to Cazoo Group Ltd and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a member and/or any individuals connected with a member as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the member’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Member’s Personal Data

We, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(1)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(2)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(3)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our Convertible Notes and the contemplated New Notes. The following summaries of the applicable indentures are qualified in their entirety by reference to the text of the applicable indenture, which are, respectively, attached to our Annual Report and hereto as Annex B. We expect that as part of the Transactions 100% of the Convertible Notes will be retired and the holders of Convertible Noted will receive the New Notes and New Shares in exchange for their Convertible Notes.

Convertible Notes

On February 16, 2022, we issued $630.0 million in aggregate principal amount of the Convertible Notes pursuant to the 2022 Indenture, dated February 16, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee.

The Convertible Notes bear regular interest at a rate of 2.00% per year. Interest accrues from February 16, 2022 and is payable quarterly in arrears on February 16, May 16, August 16 and November 16 of each year. The Convertible Notes will mature on February 16, 2027, unless earlier redeemed, repurchased or converted in accordance with the terms of the Convertible Notes. The principal amount of the Convertible Notes does not accrete.

The Convertible Notes are convertible at the option of the holders at any time prior to the close of business on the second scheduled trading day immediately preceding February 16, 2027. In addition, the Company may force the conversion of the Convertible Notes on or after February 16, 2025, if the trading price of the Company’s Class A ordinary shares exceeds 150% of the conversion price for at least 20 trading days (whether or not consecutive) in any consecutive 30 trading day period (the “Trading Condition”). At the current conversion price of $100, the Trading Condition would be met at a stock price of $150.

Upon conversion, the Company will satisfy its conversion obligation by delivering Class A ordinary shares (subject to certain exceptions set forth in the 2022 Indenture). The Convertible Notes are currently convertible at a rate of 10 Class A ordinary shares per $1,000 principal amount of Convertible Notes. This is equivalent to a conversion price of $100.00 per share. The conversion rate is subject to customary adjustments under certain circumstances in accordance with the terms of the 2022 Indenture.

Holders of the Convertible Notes have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a Fundamental Change (as defined in the 2022 Indenture). The Company is also required to increase the conversion rate for holders who convert their Convertible Notes in connection with a Fundamental Change prior to the maturity date. The term Fundamental Change includes, among other things, a delisting of our Class A ordinary shares.

The Company may not redeem the Convertible Notes prior to February 16, 2025. The Convertible Notes are redeemable, in whole or in part, for cash at the Company’s option at any time, and from time to time, on or after February 16, 2025, but only if (i) the Trading Condition (as defined above) is met, or (ii) the aggregate principal amount of the Convertible Notes outstanding and held by persons other than the Company or its affiliates is less than 15% of the initial aggregate principal amount of the Convertible Notes.

If the Convertible Notes have not been converted, repurchased or redeemed at or prior to February 16, 2027, holders of the Convertible Notes will also be entitled to payment of a premium at maturity of the Convertible Notes, equal to 50% of the principal amount of the Convertible Notes. The premium is payable in cash, Class A ordinary shares, or a combination of cash and Class A ordinary shares at the option of the Company. The premium will not be payable if the trailing 10 trading day volume weighted average price of the Class A ordinary shares is above $135.00 for any trading day beginning on (and excluding) March 4, 2024 and ending on (and including) March 18, 2024 (the “premium fall-away trigger”), provided that in connection with a share exchange event on or prior to March 4, 2024 involving a third-party acquirer, the premium fall-away trigger shall be tested using the fair market value of the consideration paid per Class A ordinary share on the date of the share exchange event or if resulting in less consideration, the date on which any lock-up applicable to holders of the Class A ordinary shares expires after the share exchange event. For the avoidance of doubt, this premium will not be payable by the Company (i) in the event of a mandatory conversion on or prior to the maturity date, (ii) in the event of a voluntary conversion by a holder on or prior to the maturity date, (iii) in connection with the redemption of the Convertible Notes on or prior to the maturity date, or (iv) in connection with a make-whole Fundamental Change or an offer to purchase Convertible Notes upon a Fundamental Change.

The Convertible Notes are the Company’s senior unsecured obligations and (i) rank equal in right of payment to all of the Company’s existing and future unsubordinated indebtedness, (ii) rank senior in right of payment to any of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, (iii) are effectively subordinated in right of payment to any of the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness (subject to the next succeeding paragraph) and (iv) are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of current or future subsidiaries of the Company (subject to the next succeeding paragraph).

The Convertible Notes were not guaranteed or secured upon issuance but will receive the benefit of any guarantees or security provided at any time for the benefit of certain other indebtedness of the Company for borrowed money issued or incurred in the future, other than indebtedness incurred to purchase, finance or refinance the purchase of vehicles, vehicle parts, supplies and inventory and certain other indebtedness. The Indenture also contains covenants, events of default and other provisions which are customary for offerings of convertible notes.

The Convertible Notes acquired by the Company pursuant to the Exchange Offer will be cancelled and will not be reissued.

New Notes

In connection with the Transactions, the Company expects to issue $200 million aggregate principal amount of its new 4%/2% cash/PIK toggle senior secured notes due 2027, referred to as the New Notes, pursuant to the New Notes Indenture. Interest will accrue from the date of issuance of the New Notes and will be payable semi-annually in arrears. The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes.

The New Notes will be senior secured obligations of the Company, guaranteed by all of the Company’s existing subsidiaries organized in the United Kingdom (subject to customary exceptions and limitations) and, subject to a materiality threshold and guarantor coverage test, will be guaranteed by other subsidiaries of the Company, and secured by a fixed charge over the shares in each such guarantor, the bank accounts (subject to customary exceptions) of such guarantors and an assignment of all intragroup receivables owing to such guarantors, as well as a floating charge over certain of the assets of such guarantors (subject to customary exclusions and limitations, including agreed security principles).

The New Notes will be redeemable by the Company within the first two years following the issue date of the New Notes (the “New Notes Issue Date”), subject to payment of a make-whole redemption premium during such two-year period. On or after the date that is two years from the New Notes Issue Date, the Company, at its option, may redeem the New Notes subject to a prepayment premium equal to (i) 4.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is two years from the New Notes Issue Date, but prior to the date that is three years from the New Notes Issue Date, and (ii) 2.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is three years from the New Notes Issue Date, but prior to the New Notes Maturity Date, plus in each case, accrued and unpaid interest. The New Notes Indenture is expected to include an express agreement by the Company to pay applicable redemption premiums following acceleration caused by an insolvency or bankruptcy event.

Upon the occurrence of a change of control (which shall include the acquisition by any person or group of more than 50% of the outstanding ordinary shares of the Company or a parent of the Company), the Company shall offer to repurchase all of the outstanding New Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Convertible Notes then outstanding (including capitalized interest, if any) plus accrued and unpaid interest.

The New Notes Indenture will contain incurrence-based negative covenants customary for notes of this nature, including but not limited to, (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations or sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant and (xii) limitations on business activities. The New Notes Indenture will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes will also include a minimum liquidity covenant to be set at £50 million, tested quarterly.

The New Notes will be issued pursuant to the New Notes Indenture, to be dated as of the Closing Date, among the Company, the guarantors named therein, U.S. Bank Trust Company, National Association, as trustee, and GLAS Trust Corporation Limited, as security agent. The New Notes Indenture will be governed by New York law. Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on the Official List of The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the ITA for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

Stocking Loans

To fund the working capital required to maintain sufficient levels of inventory the Company has entered into stocking loan arrangements. Under a stocking loan arrangement, a bank will take the legal title of cars held in Cazoo’s stock and provide a loan relative to the value of the car at an agreed LTV ratio. Our stocking loans are subject to customary terms applicable to facilities of this nature and do not contain financial or other restrictive covenants; however, one of the facilities has a feature where the applicable LTV ratio decreases from 80% to 50% incrementally over a period eight weeks if our free cash falls below £70 million. The loans charge a rate of interest at a base rate plus a margin. Once the car is sold the car is settled by the Company. These facilities have no fixed end date but are subject to annual review. The stocking loan facilities are secured by security interests in the vehicles purchased using such facilities.

As at June 30, 2023, the Company maintained three stocking loan facilities with aggregate committed funds of £130 million, of which approximately £82 million was utilized. We reduced our stocking facilities from £180 million to £130 million with effect from August 10, 2023. We have been notified that due to a change in global strategy, Santander is ceasing to provide wholesale stocking loan facilities with effect from January 1, 2024, and as of November 3, 2023, the committed funds under the Santander stocking loan facility had decreased, resulting in a reduction in our stocking loan facilities from £130 million to £116 million. The expected future termination of the Santander stocking loan facility with effect from January 1, 2024 is expected to reduce our committed car financing facilities to approximately £105 million.

The Transactions, if consummated, will constitute a change of control for purposes of two of our stocking loan facilities with Lombard and Santander (the latter, as noted above, will be exiting its wholesale stocking loan facility business with effect from January 1, 2024). The lenders under these facilities will have the right to terminate their facilities as a result of the change of control, unless waived in the sole discretion of the lender. We have notified Lombard and Santander of the contemplated Transactions and are in discussions relating to receiving waivers in connection with the Transactions and the change of control provisions contained in the respective stocking loan agreements.

TAXATION

Material U.S. Federal Income Tax Considerations

The following discussion is a general summary based on present law of certain U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of our existing Class A ordinary shares that participate in the Reverse Stock Split and that receive New Warrants. This discussion is not a complete description of all tax considerations that may be relevant to a U.S. Holder of our existing Class A ordinary shares, Consolidated Shares or New Warrants; it is not a substitute for tax advice. It applies only to U.S. Holders that will hold their existing Class A ordinary shares and will hold Consolidated Shares and New Warrants as capital assets and use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of a U.S. Holder’s particular circumstances, including U.S. Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, certain former U.S. citizens and lawful permanent residents of the United States, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 5% or more of the total combined voting power of the Company’s stock or of the total value of the Company’s equity interests, investors that hold their existing Class A ordinary shares or will hold Consolidated Shares and New Warrants in connection with a permanent establishment or fixed base outside the United States, or investors that hold their existing Class A ordinary shares or will hold Consolidated Shares and New Warrants as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address U.S. federal taxes other than the income tax (such as Medicare contribution tax on net investment income, the alternative minimum tax, or estate or gift taxes) or U.S. state and local, or non-U.S. tax laws or considerations. U.S. Holders are urged to consult their own tax advisors to determine the consequences to them in light of their particular circumstances.

As used in this section, “U.S. Holder” means a beneficial owner of our existing Class A ordinary shares that participates in the Reverse Stock Split and that receives Consolidated Shares and New Warrants and that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our existing Class A ordinary shares or will hold Consolidated Shares and New Warrants generally will depend on the status of the partner and the activities of the partnership. Partnerships that hold Class A ordinary shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences to their partners of the partnership’s participation in the Reverse Stock Split and its receipt, ownership and disposition of Consolidated Shares, New Warrants and any Consolidated Shares received on exercise of the New Warrants.

U.S. HOLDERS ARE ENCOURAGED TO SEEK ADVICE FROM THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE REVERSE STOCK SPLIT AND THE RECEIPT OF CONSOLIDATED SHARES AND OF RECEIVING, HOLDING, DISPOSING OF OR EXERCISING NEW WARRANTS AND ANY CONSOLIDATED SHARES RECEIVED ON EXERCISE OF THE NEW WARRANTS UNDER THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTIONS.

Taxation of the Reverse Stock Split

The Company intends to treat the Reverse Stock Split as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Assuming the Reverse Stock Split so qualifies, U.S. holders will not recognize gain or loss upon the Reverse Stock Split, other than in respect of cash received in lieu of a fractional Consolidated Share. U.S. holders receiving cash in lieu of a fractional Consolidated Share will generally recognize capital gain or loss in an amount equal to the difference between their basis allocated to such fractional Consolidated Share and the amount of cash received.

A holder’s aggregate tax basis in the Consolidated Shares received pursuant to the Reverse Stock Split will equal the aggregate tax basis of such holder’s existing Class A ordinary shares surrendered (excluding any portion of such basis that is allocated to any fractional Consolidated Share), and the holding period in the Consolidated Shares received will include the holding period in their existing Class A ordinary shares surrendered. U.S. holders of Class A ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the aggregate tax basis in the Class A ordinary shares surrendered among the Consolidated Shares received and regarding the holding period of such Consolidated Shares.

Taxation of the New Warrant Distribution

Although the tax consequences of the receipt of New Warrants by a U.S. Holder are not free from doubt, the Company believes that a U.S. Holder should be entitled to treat the receipt of New Warrant as a non-taxable distribution with respect to its Class A ordinary shares for U.S. federal income tax purposes. However, it is possible that the IRS may take a contrary view and require a U.S. Holder to recognize dividend income equal to the fair market value of New Warrants on the date of their distribution (likely determined by the price at which they initially trade). The remainder of this discussion assumes that the receipt of New Warrants will not be taxable for U.S. federal income tax purposes.

If the fair market value of the New Warrants on the date they are distributed equals or exceeds 15% of the fair market value of the Class A ordinary shares with respect to which the New Warrants are distributed on such date, a U.S. Holder would be required to allocate its adjusted tax basis in its Class A ordinary shares between the Class A ordinary shares and the New Warrants received with respect to such Class A ordinary shares, in proportion to the relative fair market value of the Class A ordinary shares and the New Warrants, on the date of distribution.

Alternatively, if the fair market value of the New Warrants on the distribution date is less than 15% of the fair market value of the Class A ordinary shares with respect to which the New Warrants are distributed, a U.S. Holder’s tax basis in the New Warrants generally will be zero and such holder’s tax basis in its Class A ordinary shares generally will remain unchanged as a result of the distribution of New Warrants. However, in that case, a U.S. Holder may elect to allocate a portion of the tax basis in such holder’s Class A ordinary shares to the New Warrants received in proportion to the relative fair market values of the Class A ordinary shares and the New Warrants on the date the New Warrants are distributed. U.S. Holders should consult their own tax advisors regarding the advisability and specific procedures for making such an election in the event that the fair market value of the New Warrants is less than 15% of the fair market value of the Class A ordinary shares with respect to which the New Warrants were issued.

The holding period of a New Warrant will include a U.S. Holder’s holding period for the Class A ordinary shares with respect to which the New Warrant was distributed.

Taxation of dividends and other distributions on our Consolidated Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property (other than certain pro rata distributions of ordinary stock) with respect to our Consolidated Shares will be included in a U.S. Holder’s gross income as ordinary income from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a “qualified foreign corporation” by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NYSE will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that our Consolidated Shares will be considered readily tradable on an established securities market in future years. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company Rules.”

Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of dispositions of Consolidated Shares and New Warrants

Subject to the discussion below under “— Passive Foreign Investment Company rules,” a U.S. Holder generally will recognize gain or loss on the sale or other disposition of Consolidated Shares or New Warrants in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the disposed Consolidated Shares or New Warrants. Any gain or loss will generally be capital gain or loss. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder’s holding period exceeds one year. Deductions for capital loss are subject to significant limitations.

Exercise or Lapse of a New Warrant

A U.S. Holder generally will not recognize taxable gain or loss from the acquisition of Consolidated Shares upon exercise of a New Warrant for cash. A U.S. Holder’s tax basis in the Consolidated Shares received upon exercise of the New Warrant generally will be an amount equal to the U.S. Holder’s basis in the New Warrant and the exercise price. A U.S. Holder’s holding period for the Consolidated Shares received upon exercise of the New Warrants will begin on the date following the date of exercise of the New Warrants and will not include the period during which the U.S. Holder held the New Warrants.

If a New Warrant is allowed to lapse unexercised, the New Warrant should be deemed to have a zero tax basis and, therefore, such U.S. Holder should not recognize any loss upon the expiration of the New Warrant and any tax basis from their existing Class A ordinary shares that was allocated to the New Warrant will be reallocated back to such Class A ordinary shares (or to the Consolidated Shares received in exchange therefor in the Reverse Stock Split).

The terms of each New Warrant provide for an adjustment to the number of Consolidated Shares for which the New Warrant may be exercised or to the exercise price of the New Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the U.S. Holder’s proportionate interest in the Company’s assets or earnings and profits (e.g., through an increase in the number of Consolidated Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Consolidated Shares which is taxable to the U.S. Holders of such Consolidated Shares as described under “— Taxation of dividends and other distributions on our Consolidated Shares ” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if a U.S. Holder received a cash distribution from the Company equal to the fair market value of such increased interest and would increase its basis by any such amount that is treated as a dividend.

The terms of the New Warrants allow for holders to exercise such warrants on a cashless basis (see discussion above in “Description of Securities—New Warrants—Cashless Exercise”). The tax consequences of a cashless exercise of a New Warrant are not clear under current tax law. A cashless exercise may be tax-free either because the exercise is not a gain recognition event or because the exercise is treated as a tax-free recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the Consolidated Shares received would equal the U.S. Holder’s aggregate tax basis in the New Warrants exchanged for such shares. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the New Warrants. If the cashless exercise were otherwise treated as not being a gain recognition event, the holding period in the Consolidated Shares received might be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the New Warrants. We expect to treat such an exchange as a tax-free recapitalization for U.S. federal income tax purposes.

It is possible, however, that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have exchanged for cash equal to their fair market value a number of New Warrants having a value equal to the exercise price for the total number of New Warrants to be exercised. In this case, a U.S. Holder would recognize gain or loss in an amount equal to the difference between the fair market value of the New Warrants deemed surrendered to pay the exercise price and the U.S. Holder’s tax basis in such New Warrants deemed surrendered. Alternatively, a U.S. Holder may recognize gain or loss in an amount equal to the fair market value of all the New Warrants surrendered in the exercise less the U.S. Holder’s tax basis in such New Warrants. In either such case, any such gain or loss would be capital gain or loss, and would be long-term capital gain or loss if the U.S. Holder’s holding period of the New Warrants at the time of the exchange exceeded one year, and the U.S. Holder’s tax basis in the common stock received would equal the sum of the U.S. Holder’s tax basis in the New Warrants deemed exercised plus the amount of gain recognized in the exchange. A U.S. Holder’s holding period for the Consolidated Shares received would commence on the date following the date of exercise (or possibly the date of exercise) of the New Warrants.

Because no authority directly addresses the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New Warrants.

Passive Foreign Investment Company Rules

Based on the composition of the Company’s current gross assets and income and the manner in which the Company expects to operate its business in future years, the Company believes that it should not be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for its current taxable year and does not expect to be so classified in the foreseeable future. In general, a non-U.S. corporation will be a PFIC for any taxable year in which, taking into account a pro rata portion of the income and assets of 25% or more owned subsidiaries, either (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average quarterly value of its assets are assets that produce, or are held for the production of, passive income or which do not produce income. For this purpose, passive income generally includes, among other things and subject to various exceptions, interest, dividends, rents, royalties and gains from the disposition of assets that produce passive income. Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending among other things upon changes in the composition and relative value of its gross receipts and assets. Because the market value of the Company’s assets (including for this purpose goodwill) may be measured in large part by the market price of our Class A ordinary shares (or our Consolidated Shares after the Reverse Stock Split), which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.

If the Company were a PFIC for any taxable year during a U.S. Holder’s holding period (which will include any time that such U.S. Holder owns any equity interest in the Company or rights to acquire an equity interest in the Company), such U.S. Holder would be subject to additional taxes on any excess distributions and any gain realized from the sale or other taxable disposition of Consolidated Shares or New Warrants (including certain pledges) regardless of whether the Company continues to be a PFIC. A U.S. Holder will have an excess distribution to the extent that distributions on Consolidated Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or gain is allocated ratably over the U.S. Holder’s holding period, (ii) the amount allocated to the current taxable year and any year before the Company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. If the Company is a PFIC with respect to a U.S. Holder, such U.S. Holder will generally be subject to similar rules with respect to distributions paid by, and dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that are also PFICs (each, a “lower-tier PFIC”), as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, the U.S. Holder.

If the Company were to qualify as a PFIC, a U.S. Holder may be able to avoid some of the adverse impacts of the PFIC rules described above by electing to mark its Consolidated Shares to market annually. The election is available only if the Consolidated Shares are considered “marketable stock,” which generally includes stock that is regularly traded in more than de minimis quantities on a qualifying exchange (which includes the NYSE). If a U.S. Holder makes the mark-to-market election, any gain from marking Consolidated Shares to market or from disposing of them would be ordinary income. Any loss from marking Consolidated Shares to market would be recognized only to the extent of unreversed gains previously included in income. Loss from marking Consolidated Shares to market would be ordinary, but loss on disposing of them would be capital loss except to the extent of mark-to-market gains previously included in income. No assurance can be given that the Consolidated Shares will be traded in sufficient frequency and quantity to be considered “marketable stock.” A valid mark-to-market election cannot be revoked without the consent of the Internal Revenue Service unless the Consolidated Shares cease to be marketable stock. Currently, a mark-to-market election may not be made with respect to New Warrants.

As an alternative, if the Company were to be treated as a PFIC, a U.S. Holder may avoid the excess distribution rules described above in respect of Consolidated Shares if the U.S Holder elects to treat the Company (for the first taxable year in which the U.S. Holder owns any Consolidated Shares) and any lower-tier PFIC (for the first taxable year in which the U.S. Holder is treated as owning an equity interest in such lower-tier PFIC) as a “qualified electing fund” (a “QEF”). If a U.S. Holder makes an effective QEF election with respect to the Company (and any lower-tier PFIC), the U.S. Holder will be required to include in gross income each year, whether or not the Company makes distributions, as capital gains, its pro rata share of the Company’s (and such lower-tier PFIC’s) net capital gains and, as ordinary income, its pro rata share of the Company’s (and such lower-tier PFIC’s) net earnings in excess of its net capital gains. U.S. Holders can make a QEF election only if the Company (and each lower-tier PFIC) provides certain information, including the amount of its ordinary earnings and net capital gains determined under U.S. tax principles. A U.S. Holder may not make a QEF election with respect to its New Warrants. The Company has not determined whether it will provide U.S. Holders with this information if it determines that it is a PFIC.

U.S. Holders of existing Class A ordinary shares, Consolidated Shares and New Warrants should consult their own tax advisors concerning the Company’s possible PFIC status during their holding period and the consequences to them if the Company were classified as a PFIC for any taxable year.

Backup Withholding and Information Reporting

Dividends on Consolidated Shares and proceeds from the exchange, sale or other disposition of Consolidated Shares or New Warrants may be reported to the IRS unless the holder establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting. Any amount withheld may be credited against the holder’s U.S. federal income tax liability subject to certain rules and limitations. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Certain non-corporate U.S. Holders are required to report information with respect to investments in Consolidated Shares and New Warrants that are not held through an account with a domestic financial institution. U.S. Holders that fail to report required information could become subject to substantial penalties. Potential investors are encouraged to consult with their own tax advisors about these and any other reporting obligations arising from their investment in Class A ordinary shares and New Warrants.

To the extent U.S. Holders are considered to exchange Consolidated Shares in a recapitalization described in Section 368 of the Code, they may be required to file an IRS Form 926. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with such reporting requirements. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file an IRS Form 926.

THE FOREGOING DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT ADDRESS ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER’S INDIVIDUAL CIRCUMSTANCES. MOREOVER, ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES TO THEM OF EXCHANGING THEIR CLASS A ORDINARY SHARES FOR CONSOLIDATED SHARES IN THE REVERSE STOCK SPLIT, THE OWNERSHIP, DISPOSITION AND EXCERISE OF NEW WARRANTS AND ANY CONSOLIDATED SHARES RECEIVED ON EXERCISE OF THE NEW WARRANTS IN LIGHT OF THEIR PARTICULAR SITUATION.

Registered “Book-Entry” Holders of Class A ordinary shares

As soon as practicable after the Reverse Stock Split Effective Time, the Company’s transfer agent will send to your registered address a statement of ownership indicating the number of post-Reverse Stock Split Consolidated Shares you hold. If applicable, a check representing a cash payment in lieu of fractional shares will also be mailed to your registered address as soon as practicable after the Reverse Stock Split Effective Time (see “Proposal 4: The Reverse Stock Split Proposal — Fractional Shares”).

Beneficial Holders of Class A ordinary shares

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Class A ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Stock Split and making payment for fractional shares. Shareholders who hold Class A ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

United Kingdom Tax Considerations

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of participating in the Reverse Stock Split and acquiring, holding or exercising New Warrants or the Class A ordinary shares issuable upon exercise of the New Warrants. Shareholders and prospective acquirers of New Warrants or Class A ordinary shares are advised to consult their own professional advisers concerning the tax consequences of the Reverse Stock Split, the acquisition, ownership and exercise of such New Warrants and the acquisition and disposition of such shares. The following statements are based on current UK law and what is understood to be the current practice of HM Revenue & Customs (“HMRC”) as at the date of this Proxy Statement, both of which may change, possibly with retroactive effect. They apply only to shareholders who are resident, and in the case of individuals domiciled, for tax purposes in (and only in) the UK (except in so far as express reference is made to the treatment of non-UK residents) and who hold their existing Class A ordinary shares and will hold New Warrants and Class A ordinary shares received upon exercise of New Warrants as an investment (other than in an individual savings account or pension arrangement), and who are the absolute beneficial owners of both their Class A ordinary shares and any dividends paid on them and of their New Warrants. The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring New Warrants or Class A ordinary shares in connection with employment, dealers in securities, insurance companies and collective investment schemes) is not considered.

The statements summarize the current position and are intended as a general guide only. Prospective participants in the Reverse Stock Split and acquisition of New Warrants or Class A ordinary shares received upon exercise of New Warrants who are in any doubt about their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.

Reverse Stock Split

Existing Shareholders should not be treated, by virtue of the receipt of Consolidated Shares, as making a disposal or part disposal of their existing holding of Class A ordinary shares for the purposes of taxation of chargeable gains (“CGT”). Instead, the Consolidated Shares acquired and the Class A ordinary shares in respect of which they are issued will, for CGT purposes, be treated as the same asset and as having been acquired at the same time as the existing holding of Class A ordinary shares.

If an Existing Shareholder receives cash in lieu of a fractional share interest as a result of the Reverse Stock Split, then the Existing Shareholder should not generally be treated as making a disposal for CGT purposes. Instead, the proceeds will be deducted from the base cost of the Existing Shareholder’s pre-Reverse Stock Split Class A ordinary shares for the purpose of computing any chargeable gain or allowable loss on a subsequent disposal. This treatment will not apply where such proceeds are greater than the base cost of the holding of Class A ordinary shares for CGT purposes, or if an Existing Shareholder is entitled to receive less than one Consolidated Share upon consummation of the Reverse Stock Split. In either case, the Existing Shareholder will be treated as disposing of part or all of the Existing Shareholder’s Class A ordinary shares and will be subject to tax in respect of any chargeable gain or allowable loss thereby realized.

New Warrants

Taxation of Chargeable Gains

Acquisition of New Warrants

For CGT purposes, issuance of the New Warrants is expected to be treated as a part disposal of an Existing Shareholder’s existing Class A ordinary shares for an amount equal to the market value of the New Warrants received. Such part disposal may, depending upon the Existing Shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for CGT purposes. Any chargeable gain or allowable loss will be calculated by reference to the difference between the value of the New Warrants received and the portion of such Existing Shareholder’s CGT base cost in their existing holding of Class A ordinary shares that is apportioned to the part disposal. The proportion of such base cost attributable to the part disposal should be equal to X/(X+Y), where X is the value of the New Warrants received and Y is the market value of the Shareholder’s existing holding of Class A ordinary shares.

The Company expects to initially recognize the New Warrants at their fair value for accounting purposes, and we will publish details of such fair value amount adopted for accounting purposes on our website in due course.

The New Warrants will be treated as “wasting assets” for CGT purposes.

Exercise of New Warrants

If a shareholder exercises New Warrants, the amount paid on exercise (together with an amount equal to the market value of the New Warrants on issuance) will be treated as the shareholder’s base cost in the Class A ordinary shares for the purposes of computing any gain or loss on any subsequent disposal of such Class A ordinary shares.

Lapse of New Warrants

If the New Warrants lapse without being exercised, there will be no disposal for CGT purposes and consequently no chargeable gain nor allowable loss would arise to the holder of such New Warrants in respect of the lapse.

Disposals of New Warrants or Class A ordinary shares

A disposal by a UK resident shareholder of New Warrants or of Class A ordinary shares issued following the exercise of New Warrants may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for CGT purposes.

Shareholders who are not resident in the UK will not generally be subject to UK CGT on the disposal or deemed disposal of New Warrants or Class A ordinary shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) in connection with which the New Warrants or Class A ordinary shares are used, held or acquired. Non-UK tax resident shareholders may be subject to non-UK taxation on any gain under local law.

An individual shareholder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty (“Treaty non-resident”) for a period of five years or less and who disposes of all or part of his or her New Warrants or Class A ordinary shares during that period may be liable to CGT on his or her return to the UK, subject to any available exemptions or reliefs.

Taxation of Dividends

The Company is not required to withhold tax when paying a dividend on Class A ordinary shares. Liability to tax on dividends will depend upon the individual circumstances of a shareholder.

UK resident individual Shareholders

Under current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “nil rate band”) for the first £1,000 of dividend income in any tax year and different rates of tax for dividend income that exceeds the nil rate band. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.

An individual shareholder who is resident for tax purposes in the UK and who receives a dividend from the Company will not be liable to UK tax on the dividend to the extent that (taking account of any other dividend income received by the shareholder in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) the dividend exceeds the nil rate band, it will be subject to income tax at 8.75% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non-exempt dividend income received in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 33.75% to the extent that it is within the higher rate band, or 39.35% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividends within the nil rate band which would (if there was no nil rate band) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

UK resident corporate shareholders

It is likely that most dividends paid on Class A ordinary shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

Non-UK resident shareholders

Shareholders resident outside the UK will commonly not be subject to UK taxation on dividend income but should consult their own tax adviser concerning their tax position on dividends received from the Company.

An individual shareholder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as Treaty non-resident for a period of five years or less and who receives or becomes entitled to dividends from the Company during that period of temporary non-residence may, if the Company is treated as a close company for UK tax purposes and certain other conditions are met, be liable for income tax on those dividends on his or her return to the UK.

1.1	UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)

No liability to UK stamp duty or SDRT will arise on the issue of New Warrants or of Class A ordinary shares issued upon exercise of New Warrants.

UK stamp duty will not normally be payable in connection with any transfer of the New Warrants or Class A ordinary shares, provided that the instrument of transfer is executed and retained outside the UK and no other action is taken in the UK by the transferor or transferee.

No SDRT will be payable in respect of any agreement to transfer New Warrants or Class A ordinary shares provided that the New Warrants and Class A ordinary shares are not registered in a register kept in the UK by or on behalf of the Company.

Other Matters

The Board is currently unaware of any other matters, other than those referred to in this Proxy Statement, to come before the Extraordinary General Meeting. Each Class A ordinary share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Extraordinary General Meeting.

Where You Can Find Additional Information

We are subject to the information reporting requirements of the Exchange Act which are applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our Annual Report on Form 20-F filed with the SEC on May 30, 2023 (which contains our audited financial statements for the years ended December 31, 2022, 2021 and 2020), our Report on Form 6-K filed with the SEC on August 15, 2023 (which contains our unaudited financial statements for the periods ended June 30, 2023 and 2022) and other filings with the SEC are available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the Company’s investor relations website at https://investors.cazoo.co.uk/. Information contained on our website is not incorporated by reference into this Proxy Statement, and you should not consider information contained on that website to be part of this Proxy Statement.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

ANNEX A

Transaction Support Agreement and Amendment No. 1 to Transaction Support Agreement

THIS TRANSACTION SUPPORT AGREEMENT IS NOT AND SHALL NOT BE DEEMED AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS. NOTHING CONTAINED IN THIS TRANSACTION SUPPORT AGREEMENT SHALL BE AN ADMISSION OF FACT OR LIABILITY OR, UNTIL THE OCCURRENCE OF THE SUPPORT EFFECTIVE DATE (AS DEFINED HEREIN), DEEMED BINDING ON ANY OF THE PARTIES TO THIS AGREEMENT ON THE TERMS DESCRIBED IN THIS AGREEMENT.

TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (together with all exhibits, schedules, and attachments hereto, as amended, supplemented, amended and restated, or otherwise modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of September 20, 2023, is entered into by and among:

(i)	Cazoo Group Ltd, a Cayman Islands exempted company (“Cazoo”) and each of its subsidiaries party hereto (each a “Company Party” and, collectively with each other subsidiary of Cazoo, the “Company”);

(ii)	the undersigned holders on the date hereof of the Convertible Notes representing approximately 76.98% of the aggregate principal amount of the Convertible Notes (the “Initial Consenting Noteholders” and, together with the Additional Consenting Noteholders, the “Consenting Noteholders”);

(iii)	the undersigned holders on the date hereof of Existing Equity holding, in the aggregate, approximately 25% of the Existing Equity (together with any holders of Existing Equity that subsequently become party to this Agreement, solely in their capacity as holders of Existing Equity, the “Consenting Equityholders,” and together with the Consenting Noteholders, the “Consenting Stakeholders”).

The Company, each Consenting Stakeholder, and any subsequent Person that becomes a party hereto in accordance with the terms hereof are referred to herein collectively as the “Parties” and each individually as a “Party.” Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Transaction Term Sheet.

WHEREAS, the Parties have agreed to undertake the Transaction on the terms and subject to the conditions set forth herein, including as set forth in the transaction term sheet attached hereto as Exhibit A (together with all term sheets, schedules, exhibits, and annexes attached thereto, and as may be modified in accordance with the terms hereof, the “Transaction Term Sheet”), which is the product of arm’s-length, good-faith discussions between the Parties and their respective advisors;

WHEREAS, as of the date hereof, each Consenting Noteholder is the beneficial owner, or the investment advisor or manager for the beneficial owner(s), of Convertible Notes, as applicable, in the amount set forth on its signature page to this Agreement or the Joinder Agreement, as applicable;

WHEREAS, as of the date hereof, each Consenting Equityholder is the beneficial owner, or the investment advisor or manager for the beneficial owner(s), of Existing Equity in the amounts set forth on its signature page hereto;

WHEREAS, as of the date hereof, each Initial Consenting Noteholder is the beneficial owner, or the investment advisor or manager for the beneficial owner(s), of Convertible Notes in the amounts set forth in its signature page hereto;

WHEREAS, as of the date hereof, the Consenting Equityholders collectively hold, directly or indirectly, approximately 25% of the Existing Equity; and

WHEREAS, the Parties desire to express to each other their mutual support and commitment in respect of the matters addressed in this Agreement and in the Transaction Term Sheet.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Certain Definitions.

Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Transaction Term Sheet.

As used in this Agreement, the following terms have the following meanings:

(a)  “Additional Consenting Noteholder” means any Convertible Noteholder (or any fund or other entity advising, managing or acting on behalf of that Convertible Noteholder) who has become a Consenting Noteholder by executing a Joinder Agreement in accordance with Section 27 hereto.

(b)  “Affiliate” means, with respect to a person, any other person who, directly or indirectly, is in control of, or is controlled by, or is under common control with, such person and, for the purposes of this definition, “control” when used with respect to any specified person, means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

(c)  “Agreement” has the meaning set forth in the Preamble hereto.

(d)  “Alternative Proposal” has the meaning set forth in Section 4(b) hereto.

(e)  “Alternative Proposal Statement” has the meaning set forth in Section 4(b) hereto.

(f)  “Alternative Transaction” means any plan, dissolution, winding up, liquidation, receivership, assignment for the benefit of creditors, workout, reorganization, merger, consolidation, tender offer, exchange offer, business combination, joint venture, partnership, sale or disposition of all or substantially all assets, debt equitization, recapitalization, refinancing, new money financing transaction, or restructuring, in each case, of any of the Company Parties or substantially all their assets other than the Transaction; provided that transactions entered into by the Company in the ordinary course of business consistent with past practice shall not be deemed an Alternative Transaction.

(g)  “Business Day” means any calendar day that is not a Saturday, Sunday or other calendar day on which banks are required or authorized to be closed in (i) New York, New York, (ii) San Francisco, California, or (iii) London, England.

(h)  “Cazoo” has the meaning set forth in the Preamble hereto.

(i)  “Claim” means, except as otherwise defined solely for the purposes of Section 6 hereto, any right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.

(j)  “Closing Date” means the date on which the Transaction is consummated in accordance with the terms and conditions of the Definitive Documents.

(k)  “Company” has the meaning set forth in the Preamble hereto.

(l)  “Company Party” has the meaning set forth in the Preamble hereto.

(m)  “Company Released Parties” has the meaning set forth in Section 6(a) hereto.

(n)  “Company Releasing Parties” has the meaning set forth in Section 6(a) hereto.

(o)  “Company Termination Event” has the meaning set forth in Section 9(e) hereto.

(p)  “Connected Persons” means with respect to a person, (a) its Affiliates; (b) Related Entities; (c) its partners, officers, employees, financing sources, legal and other professional advisers (including auditors), agents and representatives; and (d) its Affiliates’ or its Related Entities’ partners, officers, employees, legal and other professional advisers (including auditors), agents and representatives.

(q)  “Consent Deadline” means 5:00 p.m. (New York City time) on the date that is 45 days from the Support Effective Date or any other date specified in the Exchange Offer Memorandum as the date by which consents by Convertible Noteholders are due.

(r)  “Consenting Equityholders” has the meaning set forth in the Preamble hereto.

(s)  “Consenting Noteholders” has the meaning set forth in the Preamble hereto.

(t)  “Consenting Stakeholder Releasing Parties” has the meaning set forth in Section 6(a) hereto.

(u)  “Consenting Stakeholders” has the meaning set forth in the Preamble hereto.

(v)  “Consenting Stakeholder Termination Event” has the meaning set forth in Section 9(f).

(w)  “Convertible Noteholder” means a holder of Convertible Note(s).

(x)  “Convertible Notes” means the 2.00% convertible senior notes due 2027, payable at an interest rate of 2.00% and issued pursuant to the Indenture.

(y)  “Definitive Documents” means the material agreements that are necessary to implement the Transaction, including, but not limited to: (i) any documents relating to the New Notes, including, without limitation, the New Notes Indenture, the Exchange Offer Memorandum, the Registration Rights Agreement, and the security documents as set forth in the Transaction Term Sheet; (ii) any documents relating to the New Warrants, including, without limitation, the Warrant Registration Statement and New Warrant Agreement; (iii) any documents relating to the New Equity; (iv) any documents relating to the Existing Equity and any amendments required to be made to Cazoo’s authorized share capital to carry out the Transaction, including, without limitation, the Existing Equityholders’ Consent; (v) those portions of the Proxy Documents relating to the Alternative Proposal Statement and the Convertible Notes; (vi) any amendments to the Organizational Documents necessary to implement the Transaction; (vii) the Scheme Transaction Documents; and (viii) such other related documents and ancillary agreements required to implement the Transaction.

(z)  “Exchange Act” means the Securities Exchange Act of 1934.

(aa)  “Exchange Offer” means a private exchange offer which the Company will conduct in which it will offer the Convertible Noteholders the New Notes and the portion of the New Equity to which they are entitled pursuant to the Transaction Term Sheet in exchange for the Convertible Notes provided Convertible Noteholders vote in favor of the Transaction.

(bb)  “Exchange Offer Memorandum” means the memorandum to be issued to the Convertible Noteholders detailing the Exchange Offer.

(cc)  “Existing Equity” means all existing outstanding Class A ordinary shares of a par value of US $0.002 each, issued by Cazoo.

(dd)  “Existing Equityholders” means the holders of Existing Equity.

(ee)  “Existing Equityholders’ Consent” means any resolution of the Existing Equityholders required to approve (i) an increase in the authorized share capital of Cazoo, (ii) the transactions contemplated by the Transaction Term Sheet; (iii) a share consolidation of Cazoo’s issued and unissued share capital; (iv) the Transaction; (v) the Scheme Transaction; or (vi) other related matters, whether approved by a unanimous written resolution or at an extraordinary general meeting of the shareholders of Cazoo.

(ff)  “Existing Warrants” means all existing options, warrants, or other rights to acquire newly-issued ordinary shares of Cazoo or convert the holders’ existing interest into newly-issued ordinary shares of Cazoo.

(gg)  “Fees and Expenses” means the reasonable, documented fees and expenses, together with any value-added tax thereon, incurred by Weil, Gotshal & Manges LLP, Weil, Gotshal & Manges (London) LLP, and Campbells LLP, as legal counsel to the Consenting Noteholders, and PJT Partners, as financial advisors to the Consenting Noteholders.

(hh)  “Fiduciary Out” has the meaning set forth in Section 9(e) hereto.

(ii)  “Governmental Authority” means any international, federal, state, local, or other governmental authority having jurisdiction over the applicable Party.

(jj)  “Indenture” means that certain that certain indenture dated as of February 16, 2022, by and between Cazoo and U.S. Bank Trust Company, National Association, as trustee, as amended, restated, or modified from time to time.

(kk)  “Initial Consenting Noteholders” has the meaning set forth in the Preamble hereto.

(ll)  “Interest” means any shares, capital stock, membership interest, partnership interest, or other equity security or rights exercisable or exchangeable into shares, capital stock or any other equity security, whether vested or unvested, of Cazoo.

(mm)  “Joinder Agreement” means a joinder to this Agreement substantially in the form attached to this Agreement as Exhibit B providing, among other things, that such Person signatory thereto is bound by the terms of this Agreement. Any party that executes a Joinder Agreement shall be a “Consenting Stakeholder” and “Party” under this Agreement as provided therein.

(nn)  “Material Adverse Effect” means any change, effect, event, occurrence, state of facts, circumstance, condition, or combination of the foregoing, occurring or existing (as applicable) after the Support Effective Date, that, individually or in the aggregate, (A) has had a material and adverse effect on the business, assets, results of operations or financial condition of the Company, taken as a whole, or (B) prevents, materially delays, or materially impairs, the consummation of the Transaction; provided that no change, effect, event, occurrence, state of facts, circumstance, or condition to the extent arising from the following, either alone or in combination, will constitute, or be considered in determining whether there has been, a Material Adverse Effect: (i) any change in the United States, United Kingdom, European Union or any other country’s economy or securities or financial markets in general or that generally affects any industry in which the Company operates; (ii) any “force majeure” events, including any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, calamities, acts of God or other natural disasters or comparable events in the European Union, the United Kingdom, the United States or any other country or region in the world, or any escalation of the foregoing; (iii) any national or international political or social conditions in the European Union, the United Kingdom, the United States or any other country, including the outbreak or escalation of war or hostilities by the United Kingdom, the United States or any other country, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage, civil unrest, cyberterrorism, curfews, riots or any escalation or worsening thereof, (iv) any changes in law, rules, regulations, orders, or other binding directives issued by any Governmental Authority or IFRS or GAAP; (v) any change resulting from compliance with terms of this Agreement or public disclosure thereof or made pursuant to this Agreement or the consummation of the Transaction, including the impact thereof on the relationships, contractual or otherwise, of any Company Party or subsidiary thereof with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto; (vi) any change resulting from any act or omission of any of the Company taken with the prior written consent of the Steering Committee; or (vii) any epidemic, pandemic, disease outbreaks, quarantines or global public health emergency (as declared by the World Health Organization); provided that any exception set forth in clauses (i), (ii), (iii), and (vii) shall not apply to the extent that such exception disproportionately adverse to the Company, taken as a whole, as compared to other companies in the industries in which the Company operates.

(oo)  “New Equity” means the new Class A ordinary shares to be issued by Cazoo to the Consenting Noteholders in a private placement on terms consistent with those set forth in the Transaction Term Sheet.

(pp)  “New Notes” means the new senior secured notes to be issued by Cazoo to the Consenting Noteholders pursuant to the New Notes Indenture, the material terms of which are set forth in the Transaction Term Sheet.

(qq)  “New Notes Indenture” means the indenture between the Company and an indenture trustee to be selected by the Company.

(a)  “New Warrant Agreement” means the warrant agreement or warrant certificate with respect to the New Warrants to be issued on the terms set forth in the Transaction Term Sheet.

(rr)  “New Warrants” has the meaning set forth in the Transaction Term Sheet.

(ss)  “Organizational Documents” means, as applicable, the memorandum and articles of association, charter, certificate or articles of incorporation, certificate of formation or organization, bylaws, operating or limited liability company agreement, partnership agreement, shareholders’ agreement, and such other applicable formation, constituent, organizational and governance documents.

(tt)  “Outside Date” means November 15, 2023; provided that if the Transaction has not been consummated by the Outside Date because the Form F-1 has not yet been declared effective by the SEC or the SEC review of the Schedule TO has not been completed, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied at the Outside Date), the Outside Date shall be automatically extended to December 31, 2023; provided, further, if a Scheme Transaction Trigger Event has occurred, the Outside Date shall be automatically extended to the date that is 85 days after the Scheme Transaction Trigger Event; provided, further, that the Outside Date may be extended with the prior written consent (email shall suffice) of the Company, each Consenting Equityholder and the Steering Committee.

(uu)  “Permitted Joinder Transferee” has the meaning set forth in Section 7(a) hereto.

(vv)  “Person” means any individual, partnership, corporation, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, any federal, state, commonwealth, district, territory, municipality, foreign state, department, agency, or instrumentality of the United States, or state, commonwealth, district, territory, municipality, or foreign state, or other foreign or domestic government, or other entity of whatever nature.

(ww)  “Proxy Documents” means proxy statements, information statements, or other disclosure documents.

(xx)  “Qualified Marketmaker” means an entity that (a) holds itself out to the public, the syndicated loan market, or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Claims against the Company Parties or Interests in the Company Parties (including Convertible Notes Claims or Existing Equity Interests), or enter with customers into long and short positions in Claims against or Interests in the Company Parties, in its capacity as a dealer or market maker in such Claims or Interests and (b) is, in fact, regularly in the business of making a market in Claims against or Interests in issuers or borrowers (including term, loans, or debt or equity securities).

(yy)  “Registration Rights Agreement” means that certain registration rights agreement to be entered into by the Company and the Convertible Noteholders, which shall provide customary registration rights to the Convertible Noteholders related to resales of the New Equity.

(zz)  “Related Entity” in relation to an entity, means any investment managers or investment advisors of that entity, any person which is managed or advised by that entity in its capacity as investment manager or advisor, an entity which is managed or advised by the same investment manager or investment adviser as that entity (or its Affiliates) or, if it is managed by a different investment manager or investment adviser, an entity whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the that entity (or its Affiliates).

(aaa)  “Released Parties” has the meaning set forth in Section 6(a) hereto.

(bbb)  “Releasing Parties” has the meaning set forth in Section 6(a) hereto.

(ccc)  “Restrictions” has the meaning set forth in Section 5(f) hereto.

(ddd)  “Restructuring Plan” means a restructuring plan under Part 26A of the Companies Act 2006.

(eee)  “Scheme” means a scheme of arrangement under Part 26 of the Companies Act 2006.

(fff)  “Scheme Transaction” means the Transaction as implemented through a Restructuring Plan or alternatively, if determined by the Company in consultation with the Steering Committee, a Scheme in order to give effect to the Transaction.

(ggg)  “Scheme Transaction Documents” means, in relation to the Scheme Transaction, the practice statement letter, the explanatory statement, the Exchange Offer Memorandum, the plan or scheme document (as applicable), the sanction order and any other document necessary or desirable to implement the Scheme Transaction.

(hhh)  “Scheme Transaction Milestone Dates” means the dates by which the key milestones in respect of the Scheme Transaction must occur as set out in Schedule 1(a)(ccc) hereto.

(iii)  “Scheme Transaction Trigger Event” means if (1) the Consenting Noteholders own or control, in the aggregate, in excess of 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes as of the Consent Deadline, or (2) twenty (20) Business Days following the date that the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction, which notice has not been rescinded during such period; provided that such event shall not be deemed to occur any later than the Consent Deadline.

(jjj)  “SEC” means the U.S. Securities & Exchange Commission.

(kkk)  “Securities Act” means the Securities Act of 1933, as amended.

(lll)  “Steering Committee” means Viking Global Partners LLC and Farallon Capital Management, LLC.

(mmm)  “Support Effective Date” means the date on which (1) the counterpart signature pages to this Agreement have been executed and delivered by the (a) Company Parties, (b) Consenting Noteholders holding, in the aggregate, in excess of 75% of the aggregate principal amount of the Convertible Notes, and (c) Existing Equityholders holding in the aggregate at least 25% of the aggregate Existing Equity, and (2) the Company has paid or reimbursed the reasonable, documented fees and expenses, together with any value-added tax thereon, incurred by Weil, Gotshal & Manges LLP, Weil, Gotshal & Manges (London) LLP, and Campbells LLP, as legal counsel to the Consenting Noteholders and any monthly fees and expenses of PJT Partners incurred prior to the date of this Agreement in connection with the Transaction in full.

(nnn)  “Transaction” means the proposed exchange of certain indebtedness of the Company and, if applicable, the Scheme Transaction, and all acts, events, and transactions related thereto or contemplated by, required for, and taken to implement the transactions contemplated under this Agreement (including the Transaction Term Sheet and, for the avoidance of doubt, all other term sheets, schedules, exhibits, and annexes attached thereto), pursuant to the Definitive Documents, each in the singular and collectively, as applicable.

(ooo)  “Transaction Term Sheet” has the meaning set forth in the Preamble hereto.

(ppp)  “Transfer” has the meaning set forth in Section 7(a) hereto.

(qqq)  “Trustee” means U.S. Bank Trust Company, National Association, as trustee under the Indenture, or any successor trustee appointed in accordance with the Indenture.

(rrr)  “TSA Support Period” means the period commencing on the Support Effective Date and ending on the earliest of (i) with respect to any Party, the date on which this Agreement is terminated in accordance with Section 9 hereto with respect to such Party, (ii) the Outside Date, and (iii) the Closing Date.

(sss)  “Warrants Registration Statement” means a registration statement to be filed on Form F-1 form with the SEC in connection with the New Warrants and the Class A ordinary shares of Cazoo to be issued to the Existing Equityholders in connection with the Transaction.

2.	Transaction Term Sheet; Definitive Documents.

(a)  Transaction Term Sheet. The Transaction Term Sheet is expressly incorporated herein by reference and made part of this Agreement as if fully set forth herein. The Transaction Term Sheet sets forth certain material terms and conditions of the Transaction. Notwithstanding anything else in this Agreement to the contrary, in the event of any inconsistency between this Agreement and the Transaction Term Sheet, this Agreement shall control. For the avoidance of doubt, consummation of the Transaction shall be subject to the execution of the Definitive Documents, the terms and conditions set forth therein, and, if applicable, the Scheme Transaction.

(b)  Definitive Documents. The Definitive Documents remain subject to negotiation and completion. Each of the Definitive Documents shall (i) contain terms and conditions consistent in all material respects with this Agreement, including the Transaction Term Sheet, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with Section 12 hereof, and (ii) otherwise be in form and substance reasonably acceptable to the Company and the Steering Committee.

3.	Agreements of the Consenting Stakeholders.

(a)  Agreement to Support. During the TSA Support Period, each of the Consenting Stakeholders agree, subject to the terms and conditions hereof (including, for the avoidance of doubt, the termination rights under Section 9 hereof), that each Consenting Stakeholder, severally and not jointly, shall use commercially reasonable efforts to:

(i)  support the Transaction, to act in good faith and to take any and all actions or steps, or cause to be taken all actions or steps, reasonably necessary to consummate the Transaction in a manner consistent with this Agreement, as promptly as practicable, and in no event later than the Outside Date (to the extent not prohibited by law or regulation applicable to the Consenting Stakeholders) including, without limitation, by:

(A)  using commercially reasonable efforts to take any action requested by the Company to facilitate the implementation and consummation of the Transaction;

(B)  refraining from taking any actions inconsistent with, and not failing or omitting to take an action that is required by, this Agreement;

(C)  voting, or instructing its proxy or other relevant person to vote, to the extent it is legally entitled to instruct that person to vote, and exercising any powers or rights irrevocably and unconditionally in favor of the Transaction;

(D)  instructing the Trustee (and to the extent necessary, any security agent) to take all necessary or required actions to implement the Transaction on terms consistent in all material respects with the Transaction Term Sheet; and

(E)  executing and delivering, within any reasonably requested time period, any Definitive Document and any other document, giving any notice, confirmation, consent, order, instruction or direction, and making any application or announcement, which, in each case, is consistent with and may be necessary or reasonably desirable to support, facilitate, implement or otherwise give effect to the Transaction;

(ii)  on a timely basis, negotiate in good faith the Definitive Documents and, to the extent applicable and subject to Section 2(b)(ii) hereto, execute and deliver each Definitive Document to which it is a party;

(iii)  not direct any Person (including, without limitation, the Trustee) to take any action inconsistent with the Consenting Stakeholder’s obligations under this Agreement, and, if such Person, at the direction of the Consenting Stakeholder in breach of this Agreement, takes any action inconsistent with the Consenting Stakeholder’s obligations under this Agreement, the Consenting Stakeholder shall direct and use commercially reasonable efforts to cause such Person to cease, withdraw, and refrain from taking any such action;

(iv)  not (A) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to an Alternative Transaction or (B) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing;

(v)  with respect to each of the Consenting Noteholders:

(A)  voting, or instructing its proxy or other relevant person to vote, to the extent it is legally entitled to instruct that person to vote in favor of the Transaction as requested in the Exchange Offer Memorandum;

(B)  properly and timely tendering (or cause to be tendered) its Convertible Notes in the Exchange Offer in accordance with the Exchange Offer Memorandum and not withdrawing such Convertible Notes, including with respect to any Convertible Notes for which such Consenting Noteholder serves (now or hereafter) as the nominee, investment manager, or advisor for the beneficial holder thereof except as otherwise expressly permitted pursuant to this Agreement;

(C)  submitting any consent requested by the Company to amend the Indenture and instructing the Trustee of the same, so long as such amendments are only effective at and after the Closing Date; provided that any such amendments to the Indenture shall be treated as a Definitive Document hereunder;

(vi)  not directly or indirectly, through any Person, take any action, including initiating (or encouraging any other Person to initiate) any legal proceeding, that is inconsistent with or that would reasonably be expected to prevent, interfere with, delay, or impede the consummation of the Transaction, and not support or cause to be supported any Alternative Transaction (except as expressly authorized in this Agreement) or, if applicable, not challenge, object to, encourage or support any challenge or objection to any terms of a Scheme Transaction;

(vii)  to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Transaction, negotiate in good faith appropriate additional or alternative provisions to address any such impediment (to the extent not prohibited by law or regulation applicable to the Consenting Stakeholders);

(viii)  obtain and deliver such approvals, consents, waivers, and documents as are necessary to authorize the Consenting Stakeholders’ or the Company’s consummation and implementation of the Transaction in accordance with this Agreement, including the Transaction Term Sheet;

(ix)  take such reasonable actions to facilitate discussions between the Company and other Convertible Noteholders regarding the Transaction, except as limited by applicable securities laws;

(x)  consent to the releases set forth in Section 6 hereof (it being understood that such releases shall not become effective until the Closing Date);

(xi)  subject to the terms of any Restructuring Plan or Scheme, in the event of a Scheme Transaction (A) attend any meeting of creditors by proxy or in person and vote or procure the vote in all respects in support and in favor of the Scheme Transaction and any amendment or modification thereto that is otherwise consistent with and does not conflict with the Transaction, (B) exercise any powers or rights available to it (including instructing the Trustee (and to the extent necessary, any security agent)) in respect of the same, (C) oppose (or instruct its counsel to oppose) any proposal to adjourn any meeting of creditors, (D) oppose (or instruct its counsel to oppose) any amendment or modification of the Scheme Transaction that will or is likely to adversely affect or conflict in any material respect with the terms of the Transaction or its implementation, in each case subject to the Company having funded the Consenting Stakeholder’s costs and expenses thereof; and

(xii)  if applicable and if required by the court or if reasonably requested by the Company, enter an appearance formally in connection with the Scheme Transaction or be joined formally to any Scheme Transaction, in each case subject to the Company having funded the Consenting Stakeholder’s costs and expenses thereof;

provided that any obligation arising under this Section 3(a), other than with respect to any Consenting Stakeholder’s obligations in connection with the New Notes, shall not require such Consenting Stakeholder to, directly or indirectly, incur any non de minimis cost or expense that the Company is not obligated to pay or reimburse in accordance with the terms of this Agreement.

(b)  Temporary Forbearance. Each of the Consenting Stakeholders shall forbear during the TSA Support Period from the exercise of any and all rights and remedies against the Company in contravention of this Agreement or that would reasonably be expected to prevent, interfere with, delay, or impede the consummation of the Transaction, whether at law, in equity, by agreement or otherwise, which are or become available to them in respect of any Claims or Interests, as applicable, including, without limitation, any rights and all rights and remedies arising under or in connection with the Convertible Notes or Indenture (including any failure of the Company to perform any of its obligations under Section 15.01 of the Indenture in connection with any “Fundamental Change” under clause (d) of the definition thereunder), in each case to the maximum extent permitted by law. The foregoing forbearance shall not be construed to impair the ability of the Consenting Stakeholders to take any remedial action, without requirement for any notice, demand, or presentment of any kind (except as required by the Indenture), at any time after the TSA Support Period (unless the TSA Support Period is terminated solely as a result of the occurrence of the Closing Date). If the Transaction is not consummated or if this Agreement is terminated for any reason (other than termination solely as a result of the occurrence of the Closing Date), the Consenting Stakeholders fully reserve any and all of their rights.

(c)  Limited Prospective Waiver. In reliance upon the Company Parties’ representations, acknowledgments, agreements and warranties herein contained, upon the occurrence of effectiveness of this Agreement, the Consenting Noteholders agree that, pursuant to Section 10.02 of the Indenture, during the TSA Support Period, any potential Default or Event of Default that may occur under Section 6.01(h) as a result of implementing the Scheme Transaction in accordance with this Agreement and the Transaction Term Sheet are waived. Notwithstanding the preceding sentence, such waiver shall be permanent upon the Closing Date.

(d)  Preservation of Rights. Notwithstanding the foregoing, nothing in this Section 3, shall: (i) be construed to limit consent and approval rights of the Consenting Stakeholders provided in this Agreement, the Transaction Term Sheet, or the Definitive Documents; (ii) be construed to prohibit any Consenting Stakeholder from contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; or (iii) except as set forth in Section 3(c) hereof, constitute a waiver or amendment of any provision of any documents or agreements that give rise to a Consenting Stakeholder’s Claims or Interests, as applicable.

4.	Agreements of the Company Parties.

(a)  Covenants. Each Company Party agrees that, for the duration of the TSA Support Period, such Company Party shall use commercially reasonable efforts to (and shall cause its subsidiaries to use commercially reasonable efforts to):

(i)  support the Transaction, to act in good faith, and to take any and all actions or steps, or cause to be taken all actions or steps, reasonably necessary to consummate the Transaction in a manner consistent with this Agreement, as promptly as practicable, and in no event later than the Outside Date (to the extent not prohibited by law or regulation applicable to the Company or the Company Parties) including, without limitation, by:

(A)  exercising any powers or rights available to it (including in any board, shareholders’ or creditors’ meeting, or in any other process requiring voting or approval), irrevocably and unconditionally, in favor of the Transaction;

(B)  instructing the Trustee (and to the extent necessary, any security agent or administrative agent) to take all necessary or required actions to implement the Transaction on terms consistent in all material respects with the Transaction Term Sheet;

(C)  keeping the Steering Committee updated on the status of the implementation of the Transaction, including promptly upon reasonable request, as to (i) the number of Consenting Noteholders and the total number of Convertible Notes held by such Consenting Noteholders; (ii) the number of Consenting Equityholders and the total number of Existing Equity held by such Consenting Equityholders; and (iii) the support by Existing Equityholders for the Existing Equityholders’ Consent; and

(D)  keeping the Steering Committee updated, including promptly upon reasonable request, as to (i) the number of Convertible Noteholders and the total number of Convertible Notes held by such Convertible Noteholders that have participated in the Exchange Offer and (ii) whether any Convertible Noteholders have rejected the Exchange Offer and the total number of Convertible Notes held by such Convertible Noteholders (if known);

(ii)  if the Company Parties receive an unsolicited bona fide proposal or expression of interest in undertaking an Alternative Transaction the Company Parties shall, within 24 hours of the receipt of such expression of interest, notify the Steering Committee of the receipt thereof, with such notice to include the material terms thereof;

(iii)  except as expressly authorized in this Agreement, not solicit, initiate or encourage the submission of any proposal or offer from any Person relating to an Alternative Transaction; provided that the foregoing shall not limit the Company’s rights under Section 9(e)(iv) hereof in connection with the Fiduciary Out, Section 4(b) hereof, or the fiduciary rights and other obligations provided in Section 17 hereof;

(iv)  not, nor encourage any other Person or entity to, take any action which would, or would reasonably be expected to, breach or be inconsistent with this Agreement or delay, impede, appeal, or take any other negative action, directly or indirectly, to interfere with the consummation or implementation of the Transaction, and, if such person or entity takes any action inconsistent with any Company Party’s obligations under this Agreement, the Company Party shall direct and use commercially reasonable efforts to cause such person or entity to cease, withdraw, and refrain from taking any such action;

(v)  no later than the Closing Date, pay or reimburse any unpaid Fees and Expenses, in each case in accordance with the written instructions provided with each such invoice;

(vi)  prepare such Proxy Documents and Existing Equityholders’ Consent, with respect to solicitations of the Existing Equityholders necessary or advisable to implement the Transaction, including providing any and all information to the Existing Equityholders reasonably required in connection therewith; provided, further, that distribution of the Proxy Documents shall be consistent with Section 4(b) hereof;

(vii)  take all actions required to implement the Exchange Offer in accordance with the Transaction Term Sheet and in compliance with the applicable securities regulations, including by timely posting and distributing the Exchange Offer Memorandum and keeping such Exchange Offer open for a period of at least 20 Business Days (with any extension to be agreed by the Steering Committee);

(viii)  to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Transaction, negotiate in good faith appropriate additional or alternative provisions to address any such impediment;

(ix)  consent to the releases set forth in Section 6 hereof;

(x)  provide prompt written notice (in accordance with Section 25 hereof) to the Steering Committee between the date hereof and the Closing Date of (A) receipt of any written notice from any Governmental Authority in connection with this Agreement or the Transaction; and (B) receipt of any written notice of any proceeding commenced, or, to the actual knowledge of the Company Parties, threatened against the Company Parties, that, if successful, would prevent or materially interfere with, delay, or impede the consummation of the Transaction;

(xi)  every other week during the TSA Support Period, deliver to the Steering Committee cashflow reporting (prepared in the ordinary course of business) for the prior two weeks;

(xii)  provide a good faith response to all reasonable information requests by the Steering Committee, including requests regarding the Company’s operations and strategic planning, during ordinary business hours and made to the individuals listed on Schedule 4(a)(xii) hereto in connection with the Transaction and implementation thereof; provided that the Company shall not be required to prepare new reports in response to any such requests;

(xiii)  maintain, at all times during the TSA Support Period, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount (A) shall be decreased by any fees and expenses incurred in connection with the Transaction and paid or reimbursed by the Company as of the date of any calculation and (B) shall be further decreased by £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds shall not count towards the minimum liquidity balance; provided, further, that lease exit costs acceptable to the Steering Committee shall be added back to the liquidity balance for such purposes;

(xiv)  without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or otherwise in the ordinary course of business consistent with past practice, each of the Company Parties shall not, and shall not cause any subsidiaries to, except with the prior written consent of the Steering Committee in its reasonable discretion, (A) amend its Organizational Documents or convene a meeting for the purpose of amending its Organizational Documents; (B) amend, alter, combine or reclassify any shares of its capital stock or its authorized share capital (as applicable) or declare, set aside, or pay any dividend or other distribution in respect of its capital stock or share capital (as applicable) (other than intercompany dividends), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, or convene a meeting for the purpose of taking any action set forth in this Section 4(a)(xiv)(B); (C) issue, deliver or sell, or authorize the issuance, delivery or sale of, any of its equity securities or amend any term of any of its equity securities; (D) make any material payments, dispositions, or investments, grant any pledge, lien, security interest, or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date hereof; (E) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date hereof; (F) make any material changes to employee agreements or arrangements, other than retention payments to be made to members of management in connection with the Transaction in an aggregate amount not to exceed £524,000; or (G) enter into an agreement to do any of the foregoing;

(xv)  from and after the date of this Agreement and during the TSA Support Period, operate the business of the Company and its subsidiaries in a manner determined by the Company to be reasonable and prudent given the circumstances existing at the time;

(xvi)  cause Consenting Noteholders to own or control, in the aggregate, 100% of the aggregate outstanding principal amount of the Convertible Notes as of the Consent Deadline;

(xvii)  notify, as soon as is reasonably practicable after the occurrence of a Scheme Transaction Trigger Event, each Consenting Stakeholder in writing that the Transaction shall proceed on the basis of a Scheme Transaction (and from the date on which the Company gives such notification, references in this Agreement to the Definitive Documents shall mean only the Definitive Documents applicable to a Scheme Transaction); and

(xviii)  following the occurrence of the Scheme Transaction Trigger Event, (A) take all action required to implement the Scheme Transaction; and (B) ensure that each of the Scheme Transaction Milestone Dates are met.

(b)  Notwithstanding anything to the contrary in this Agreement, the Proxy Documents will include a statement (the “Alternative Proposal Statement”) that Existing Equityholders may submit proposals for Alternative Transaction(s) (each, an “Alternative Proposal”) which Alternative Proposal Statement will be in the form attached hereto as Exhibit C; provided that (i) such Proxy Documents shall not be distributed publicly without prior disclosure to the Steering Committee at least three Business Days prior to such distribution, (ii) any Alternative Proposal(s) shall be promptly disclosed to the Steering Committee, and (iii) the board shall only pursue Alternative Transactions consistent with its fiduciary duties; provided, however, that nothing in this Agreement or the Transaction Term Sheet shall be construed as support or consent by the Consenting Stakeholders for any Alternative Transactions, and the Consenting Stakeholders reserve all rights in this regard.

(c)  Each Company Party agrees that, for the duration of the TSA Support Period, such Company Party shall (and shall cause its subsidiaries to): (i) promptly disclose to the Steering Committee any demands for payment, repurchase, or conversion of any Convertible Notes under the Indenture or of any other action taken by a Convertible Noteholder or Trustee to which the Company Parties are aware to exercise any rights or remedies under the Indenture (including, without limitation, the exercise by any such Convertible Noteholder of its rights under Articles 14 and 15 of the Indenture); (ii) not send any notice of repurchase price under Section 15.01 of the Indenture, including any “Fundamental Change Company Notice” (as defined in the Indenture), to any Convertible Noteholder; and (iii) not make any payment, exchange, or conversion to any Convertible Noteholder seeking to exercise or exercising any rights under the Indenture (including rights in connection with the Company’s obligations under Articles 14 and 15 of the Indenture); in each case, other than as expressly permitted by this Agreement.

5.	Conditions to Effectiveness of the Transaction.

Conditions to Closing. The closing of the Transaction and the obligations of the Parties in connection therewith are subject to satisfaction of each of the following conditions:

(a)  (A) each Definitive Document and any other contractual documentation necessary to consummate the Transaction (other than those documents permitted to be executed and delivered on a post-closing basis in accordance with the terms thereof) shall be in form and substance reasonably acceptable to, and have been executed and delivered by, each party thereto (including the New Notes Indenture and Exchange Offer), each of which shall be reasonably acceptable in form and substance to those Parties as required in accordance with the provisions of this Agreement, and (B) any conditions precedent related thereto shall have been satisfied or waived;

(b)  this Agreement shall not have been terminated and shall be in full force and effect;

(c)  the conditions precedent to any Definitive Document shall have been satisfied or waived by the appropriate parties in accordance with their terms;

(d)  the Company Parties shall have paid or reimbursed in full any and all Fees and Expenses in accordance with the terms of this Agreement;

(e)  Cazoo’s Warrant Registration Statement shall have been declared effective by the SEC;

(f)  the New Warrants shall have been issued to the Existing Equityholders in accordance with the requirements in the Transaction Term Sheet, including, without limitation, the requirement that Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders shall be subject to contractual restrictions on transferability (the “Restrictions”) that provide that the Consenting Equityholders may not transfer their Existing Equity, other than to affiliates, family members, as a gift, for estate planning purposes or pursuant to other exceptions to be agreed, in each case subject to the Restrictions, provided that the Restrictions are subject to the following: (i) the Restrictions continue until the earlier of (1) the day a shelf registration statement registering the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) is declared effective by the SEC, and (2) 21 days after the Closing Date, (ii) existing counsel to the Company will be authorized to file and the Company shall cause to be filed a shelf registration statement in form and substance reasonably acceptable to the Steering Committee on Form F-3 (or Form F-1, if Form F-3 is not available) which registers the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) within 1 Business Day after the Closing Date and in connection with such filing, the Company shall procure that the required officers and directors of the Company (including any new directors elected in connection with the Transaction who, along with counsel, shall be provided with such diligence information as they shall reasonably request of the Company prior to closing) sign the shelf registration statement, that the auditors of the Company deliver a consent to be included as an exhibit to the shelf registration statement, that counsel to the Company in respect of the law of the Cayman Islands deliver an opinion related to the New Equity to be included as an exhibit to the shelf registration statement and that the required SEC filing fee is paid in advance of the filing of the shelf registration statement, (iii) if the SEC indicates that it will not review the shelf registration statement, the Company must promptly notify the Convertible Noteholders and the holders of Existing Equity of the no-review and must cause the shelf registration statement to become effective within 3 Business Days of the SEC notice of no-review, and (iv) the Company shall use commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof;

(g)  the New Notes and New Equity shall have been issued in accordance with the requirements in the Transaction Term Sheet;

(h)  the Registration Rights Agreement shall have become effective in accordance herewith;

(i)  the shareholders of Cazoo shall have approved the Transaction in the manner contemplated in the Transaction Term Sheet and the reverse stock split shall have been effectuated;

(j)  unless the Transaction is implemented through a Scheme Transaction, the Consenting Noteholders own or control, in the aggregate, no less than 100% of the aggregate outstanding principal amount of the Convertible Notes; and

(k)  in the event the Transaction is implemented through a Scheme Transaction, the Restructuring Plan or Scheme (as applicable) has been approved by the applicable court and has been recognized by an order of a United States Bankruptcy Court in a Chapter 15 proceeding under the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded, or replaced from time to time.

6.	Releases.

(a)  In consideration of the agreements of the Company, the Consenting Noteholders, and the Consenting Equityholders contained herein and in the Definitive Documents, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, except with respect to the representations, warranties, and/or covenants of the Company, the Consenting Noteholders, and the Consenting Equityholders contained in this Agreement and the Definitive Documents and any other related transaction documents, (i) each Company Party, on behalf of itself and its successors, assigns, and other legal representatives (the “Company Releasing Parties”), hereby absolutely, unconditionally and irrevocably releases, remises, and forever discharges each Consenting Stakeholder, and, in each case, its successors and assigns, and its present and former shareholders, direct and indirect owners, partners, general partners, members, managers, consultants, Affiliates, subsidiaries, divisions, predecessors, directors, officers, employees, agents, attorneys, accountants, investment bankers, consultants and other representatives, Related Entities, and all Persons acting by, through, under, or in concert with any of them, and each solely in their capacity as such (the “Company Released Parties”), (ii) each Consenting Stakeholder, on behalf of itself and its successors, assigns, and other legal representatives (the “Consenting Stakeholder Releasing Parties” and, together with the Company Releasing Parties and the Consenting Stakeholder Releasing Parties, each in their capacity as such, the “Releasing Parties”), hereby absolutely, unconditionally and irrevocably releases, remises, and forever discharges each Company Party, and, in each case, its successors and assigns, and its present and former shareholders, direct and indirect owners, partners, members, managers, consultants, Affiliates, subsidiaries, divisions, predecessors, directors, officers, employees, agents, attorneys, accountants, investment bankers, consultants and other representatives, and all Persons acting by, through, under, or in concert with any of them, and each solely in their capacity as such (together with the Company Released Parties, each in their capacities as such, the “Released Parties”), in each case, of and from all demands, actions, causes of action, suits, covenants, contracts, controversies, agreements, promises, sums of money, accounts, bills, reckonings, damages and any and all other claims, counterclaims, defenses, recoupment, rights of setoff, demands, and liabilities whatsoever (individually, a “Claim” and collectively, “Claims”) of every name and nature, known or unknown, contingent or mature, suspected or unsuspected, both at law and in equity which any Releasing Party may now or hereafter own, hold, have or claim to have against the applicable Released Parties (as specified in this Section 6(a)) or any of them for or on account of, or in relation to, or in any way in connection with the Company, the Company’s subsidiaries, the Transaction, actions taken to consummate the Transaction or any of the transactions contemplated thereunder or related thereto, and entry into the Definitive Documents; provided that (A) the release set forth in this Section 6(a) shall not be effective unless the Closing Date shall have occurred and (B) nothing in this Section 6(a) shall be construed to release the Released Parties from any (1) gross negligence, willful misconduct, or actual fraud, in each case as determined by a final order of a court of competent jurisdiction where such order is not subject to appeal, (2) Claims that arise solely from or relate to acts or omissions occurring after the Closing Date, or (3) obligations under, or waive any right to enforce, the terms of the Definitive Documents.

(b)  Each Releasing Party understands, acknowledges and agrees that, other than as specifically excluded from Section 6(a) above, the releases set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release. Each Releasing Party agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final, absolute and unconditional nature of the release set forth above. Each of the Parties hereto agrees that they will not make any statement, orally or in writing, that disparages any of the Parties in connection with the Company, except for factual statements made in compliance with applicable law (including by statute or regulation), to the court as part of the evidence to be submitted in respect of the Scheme Transaction, or to a court in connection with Claims not subject to the releases set forth in Section 6(a) hereof; provided that such obligation shall not survive termination of this Agreement other than as set forth in Section 6(d) hereof.

(c)  In entering into this Agreement, each Releasing Party has consulted with, and has been represented by, legal counsel and hereby agrees and acknowledges that the validity and effectiveness of the release set forth above does not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity hereof. Each Releasing Party acknowledges and agrees that the releases set forth above may not be changed, amended, waived, discharged or terminated orally.

(d)  Notwithstanding anything in this Agreement to the contrary, once effective pursuant to the terms of this Agreement upon the Closing Date, the releases and other agreements set forth in this Section 6 shall survive the automatic termination of this Agreement pursuant to Section 9(h)(vi) hereof.

7.	Transfer of Claims, Interests and Securities.

(a)  Except as otherwise provided in the Transaction Term Sheet, during the TSA Support Period, the Consenting Stakeholders agree, subject to the terms and conditions hereof, that each Consenting Stakeholder, severally and not jointly, shall not sell, transfer, loan, issue, participate, pledge, hypothecate, assign, novate, or otherwise dispose of or offer or contract to pledge, encumber, assign, sell or otherwise transfer (each, a “Transfer”), directly or indirectly, in whole or in part, any of its Claims against or Interests in the Company, including its Convertible Notes or Existing Equity, or any option thereon or any right or interest therein, unless such Transfer is made to a (i) Person that is or becomes party to this Agreement in the applicable capacity by executing a Joinder Agreement and delivering such Joinder Agreement to counsel to the Company and counsel to the Steering Committee within 2 Business Days of the effectiveness of the relevant Transfer (a “Permitted Joinder Transferee”) or (ii) is otherwise approved by the Company. Upon such a Transfer in accordance herewith, the transferee shall be deemed to make all of the representations, warranties, and covenants of a Consenting Stakeholder, as set forth in this Agreement, and shall be deemed to be a Party and a Consenting Stakeholder for all purposes under this Agreement. Upon compliance with the foregoing, the transferor shall be deemed to relinquish its rights (with respect to any such Claims and Interests that are the subject of such Transfer) under this Agreement and shall be released from its obligations (with respect to any such Claims and Interests that are the subject of such Transfer) hereunder. Any Transfer made in violation of this Section 7 shall be deemed null and void ab initio and of no force or effect.

(b)  Notwithstanding the foregoing, the Consenting Stakeholders shall be permitted during the TSA Support Period to Transfer their Claims and Interests, as applicable, to their respective Affiliates and Related Entities without the consent of any other party, provided that any such Affiliate or Related Entity shall be automatically bound by the terms of this Agreement.

(c)  Notwithstanding anything to the contrary herein, (i) a Qualified Marketmaker that acquires any Convertible Note Claims or Interests in the Company Parties subject to this Agreement held by a Consenting Stakeholder with the purpose and intent of acting as a Qualified Marketmaker for such Claims or Interests, shall not be required to become a party to this Agreement as a Consenting Stakeholder, if such Qualified Marketmaker transfers such Claims or Interests (by purchase, sale, assignment, or other similar means) within five (5) Business Days of its acquisition to a Consenting Stakeholder or a Permitted Joinder Transferee; provided that a Qualified Marketmaker’s failure to comply with this Section 7(c) shall result in the transfer of such Claims to such Qualified Marketmaker being deemed void ab initio.

8.	Disenfranchisement.

In accordance with Section 8.04 of the Indenture, Convertible Notes that are owned by the Company, by any Subsidiary (as such term is defined in the Indenture) thereof or by any Affiliate (as such term is defined in the Indenture) of the Company (except any Person set forth on Schedule 8 hereto that may be deemed an Affiliate of the Company) shall be disregarded and deemed not to be outstanding for the purpose of a determination of Consenting Noteholders.

9.	Termination of Agreement.

(a)  This Agreement shall terminate as to all Parties or, if such termination arises under Sections 9(e)(i), (ii), (vi) or (viii), the applicable Party, upon the receipt of written notice to all Parties or the applicable Consenting Stakeholder, as applicable, delivered in accordance with Section 25 hereof, from the Company at any time after and during the continuance of any Company Termination Event.

(b)  This Agreement shall terminate as to all Parties or, if such termination arises under Sections 9(f)(i) or (f)(iii), the applicable Party, upon the receipt of written notice to all Parties or the applicable Party, as applicable, delivered in accordance with Section 25 hereof, from the Steering Committee at any time after and during the continuance of any Consenting Stakeholder Termination Event.

(c)  This Agreement shall terminate with respect to a Consenting Stakeholder upon delivery to the other Parties of written notice, delivered in accordance with Section 25 hereof, from such Consenting Stakeholder at any time after and during the continuance of a Consenting Stakeholder Termination Event; provided that this Agreement shall remain in effect with respect to each other non-terminating Consenting Stakeholder unless and until such other Consenting Stakeholder separately terminates this Agreement as to itself pursuant to this Section 9(c)

(d)  Notwithstanding any provision to the contrary in this Section 9, no Party may terminate this Agreement on account of a Company Termination Event or Consenting Stakeholder Termination Event, as applicable, caused by such Party’s failure to perform or comply in all material respects with the terms and conditions of this Agreement or where such Party is otherwise in breach of this Agreement (in each case unless such failure to perform, failure to comply, or breach arises from another Party’s breach of this Agreement that would otherwise be a Company Termination Event or Consenting Stakeholder Termination Event, as applicable).

(e) A “Company Termination Event” shall mean any of the following:

(i)    with respect to the applicable Consenting Stakeholder only, the material breach by any of the Consenting Stakeholders of (A) any covenant contained in this Agreement or (B) any other obligations of the Consenting Stakeholders set forth in this Agreement, and, in each case, such breach remains uncured for a period of five Business Days after the receipt of written notice thereof pursuant to Section 25 hereof (as applicable);

(ii) the representations or warranties made by any Consenting Stakeholder will have been untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

(iii) the Definitive Documents and any amendments, modifications, or supplements thereto include terms that are materially inconsistent with this Agreement or the Transaction Term Sheet and are not otherwise reasonably acceptable to the Company, and such event remains unremedied for a period of five Business Days following the receipt of notice pursuant to Section 25 hereof (as applicable);

(iv) the board of directors of Cazoo reasonably determines in good faith taking into account the advice of outside counsel that continued performance under this Agreement or pursuit of the Transaction would be inconsistent with the exercise of its fiduciary or other duties under applicable law (the “Fiduciary Out”); provided that in the event a Company Party desires to terminate this Agreement pursuant to this Section 9(e)(iv), Cazoo shall, as soon as reasonably practicable but in no event less than one calendar day prior to the date Cazoo terminates this Agreement pursuant to the Fiduciary Out, provide advance written notice (email shall suffice) of such termination to the Steering Committee and the Consenting Equityholders;

(v) the issuance by any Governmental Authority, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment or order declaring this Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal this Agreement or the Transaction, and either (A) such ruling, judgment, or order has been issued at the request of or with the acquiescence of a Consenting Stakeholder, or (B) in all other circumstances, such ruling, judgment, or order has not been stayed, reversed, or vacated within 25 calendar days after such issuance;

(vi) if any Consenting Stakeholder (A) publicly announces their intention not to support the Transaction or proposes, supports, or agrees in writing to pursue (including, for the avoidance of doubt, as may be evidenced by a duly executed term sheet, letter of intent, or similar document) or support any transaction in respect of the Company other than the Transaction or (B) validly terminates this Agreement as to themselves pursuant to Section 9(c) hereof, in which case the Company may terminate as to such Consenting Stakeholder (and only to such Consenting Stakeholder);

(vii) if the Definitive Documents shall not have been executed and delivered or filed, as applicable, by the respective intended parties thereto by the Outside Date;

(viii) if a Consenting Stakeholder does not comply in any material respect with each of the obligations set forth in Section 3(a) or (b) hereof and the “Additional Obligations Prior to Closing Date” set forth in the Transaction Term Sheet (and only to such Consenting Stakeholder); or

(ix) a Scheme Transaction Trigger Event has occurred and, as a result of the exercise of termination rights under Section 9(e)(i), (ii), (vi) or (viii) or Section 9(f)(i) or (iii), Consenting Noteholders own or control, in the aggregate, less than (x) 75% of the aggregate principal amount of the Convertible Notes.

(f)   A “Consenting Stakeholder Termination Event” shall mean any of the following:

(i)    the material breach by any Company Party or (with respect to such Consenting Stakeholder only) another Consenting Stakeholder of (A) any covenant contained in this Agreement (including without limitation Sections 4(a) and 4(b)) or (B) any other obligations of the Company Parties set forth in this Agreement, and, in each case, such breach remains uncured for a period of five Business Days after receipt of written notice thereof pursuant to Section 25 hereof (as applicable);

(ii) the representations or warranties made by any Company Party will have been untrue in any material respect when made;

(iii) the representations or warranties made by any Consenting Stakeholder will have been untrue in any material respect when made (and only with respect to such Consenting Stakeholder);

(iv) the Definitive Documents and any amendments, modifications, or supplements thereto include terms that are materially inconsistent with this Agreement or the Transaction Term Sheet and are not otherwise reasonably acceptable to the Consenting Stakeholders who have consent rights over the applicable Definitive Document in accordance with Section 2(b) hereto, and such event remains unremedied for a period of five Business Days following the receipt of notice pursuant to Section 25 hereof (as applicable);

(v) the issuance by any Governmental Authority, including any regulatory authority or court of competent jurisdiction, of any ruling, judgment, or order declaring this Agreement to be unenforceable, enjoining the consummation of the Transaction or rendering illegal this Agreement or the Transaction, and either (A) such ruling, judgment, or order has been issued at the request of or with the acquiescence of a Company Party, or (B) in all other circumstances, such ruling, judgment, or order has not been stayed, reversed, or vacated within 25 calendar days after such issuance;

(vi) if any Company Party (other than an Existing Equityholder in respect of an Alternative Proposal) (A) proposes, supports, or agrees in writing to pursue to the exclusion of the Transaction (including, for the avoidance of doubt, as may be evidenced by a duly executed term sheet, letter of intent, or similar document) an Alternative Transaction (for the avoidance of doubt, this Section 9(f)(vi) does not affect the Fiduciary Out, the terms set forth in Section 4(b) hereof or the fiduciary rights and other obligations provided in Section 17 hereof), or (B) validly terminates this Agreement as to themselves pursuant to Sections 9(a) and 9(e);

(vii) if the Definitive Documents shall not have been executed and delivered or filed, as applicable, by the respective intended parties thereto by the Outside Date;

(viii) if the Company does not comply in any material respect with each of the obligations set forth in Sections 4(a) or 4(b) hereof and the “Additional Obligations Prior to Closing Date” set forth in the Transaction Term Sheet;

(ix) the occurrence of any Material Adverse Effect;

(x) if the Company distributes publicly Proxy Documents with a statement regarding Alternative Proposals other than the Alternative Proposal Statement attached hereto as Exhibit C;

(xi) if the Company breaches its agreement set forth in Section 4(a)(xiii);

(xii) if the Company makes any payment to any Convertible Noteholder seeking to exercise any rights under the Indenture other than as expressly permitted by this Agreement;

(xiii) if a Scheme Transaction Trigger Event has occurred, any failure to meet any of the Scheme Transaction Milestone Dates; or

(xiv) a Scheme Transaction Trigger Event has occurred and, as a result of the exercise of termination rights under Section 9(e)(i), (ii), (vi) or (viii) or Section 9(f)(i) or (iii), Consenting Noteholders own or control, in the aggregate, less than (x) 75% of the aggregate principal amount of the Convertible Notes.

(g) Mutual Termination. This Agreement may be terminated by mutual agreement of each Party upon the receipt of written notice delivered in accordance with Section 25 hereof.

(h) Automatic Termination. This Agreement shall terminate automatically, without any further action required by any Party, upon:

(i)    other than as may arise in connection with a Scheme Transaction, any Company Party commencing or filing any proceeding relating to any of the Company Parties under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, or liquidation law of any jurisdiction, the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of any of the Company Parties or of any substantial part of their property;

(ii) other than as may arise in connection with a Scheme Transaction, any Company Party applying or consenting to appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of any of the Company Parties or of any substantial part of their property;

(iii) other than as may arise in connection with a Scheme Transaction, the making by any of the Company Parties of an assignment for the benefit of creditors or the admission by any of the Company Parties in writing of its inability to pay its debts generally as they become due;

(iv) if the Company breaches its agreements set forth in Section 4(c)(ii) or (iii) hereof;

(v) if the Closing Date has not occurred on or before the Outside Date; and

(vi) the occurrence of the Closing Date.

The termination events outlined in this Section 9 shall not survive the Closing Date.

(i)    Effect of Termination. Upon the termination of this Agreement as to a Party in accordance with this Section 9, if the Transaction has not been consummated, and except as provided in Section 19 hereof, (i) this Agreement shall forthwith become void and of no further force or effect as to such Party and such Party shall, except as provided otherwise in this Agreement, be immediately released from its liabilities, forbearances, obligations, commitments, undertakings, and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement, including all rights and remedies available to it under applicable law and any applicable agreements, and (ii) any and all consents or ballots tendered by (or on behalf of) a terminating Party and any proxies with respect to consents or ballots given by such Party before such termination shall be deemed, for all purposes, to be null and void and revoked from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Transaction and this Agreement or otherwise; provided that in no event shall any such termination relieve a Party from liability for its breach or non-performance of its obligations hereunder prior to the date of such termination.

(j)    If the Transaction has not been consummated prior to the date of termination of this Agreement, nothing herein shall be construed as a waiver by any Party of any or all of such Party’s rights, and the Parties expressly reserve any and all of their respective rights. Pursuant to Rule 408 of the Federal Rules of Evidence, without prejudice of the rules under English law and any other applicable rule, statute, or doctrine of similar import protecting the use or disclosure of confidential settlement discussions, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

10. Representations and Warranties.

(a) Each Consenting Stakeholder, severally and not jointly, and each Company Party, severally and jointly, represent and warrant to each Party that the following statements are true, correct and complete as of the date hereof:

(i)    such Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder, and the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability company, partnership or other similar action on its part;

(ii) the execution, delivery and performance by such Party of this Agreement does not and will not (A) violate any material provision of law, rule or regulation applicable to it or, as applicable, any of its subsidiaries or its Organizational Documents or those of any of its subsidiaries or (B) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or, as applicable, any of its subsidiaries is a party, other than any default contemplated by the Transaction or as listed in Schedule 10(a)(ii) hereto;

(iii) this Agreement is the legally valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(iv) such Party (A) is a sophisticated party with respect to the subject matter of this Agreement and the transactions contemplated hereby, (B) has adequate information concerning the matters that are the subject of this Agreement and the transactions contemplated hereby, (C) has such knowledge and experience in financial and business matters of this type that it is capable of evaluating the merits and risks of entering into this Agreement and of making an informed investment decision, and has independently and without reliance upon any warranty or representation by, or information from, any other Party or any officer, employee, agent or representative thereof, of any sort, oral or written, except the warranties and representations expressly set forth in this Agreement, and based on such information as such Party has deemed appropriate, made its own analysis and decision to enter into this Agreement and the transaction contemplated hereby, and (D) acknowledges that it has entered into this Agreement voluntarily and of its own choice and not under coercion or duress;

(v) with respect to the Company, such Party is not aware of the occurrence of any event, fact or circumstance that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement; and

(vi) such Party is not currently engaged in any discussions, negotiations or other arrangements with respect to any Alternative Transaction.

(b) Each Consenting Noteholder, severally and not jointly, represents and warrants to each Party that such Consenting Noteholder:

(i)    is the beneficial owner of the aggregate principal amount of Convertible Notes set forth below its name on the signature page hereto or to the Joinder Agreement (as applicable), such amount constituting, in each case, the total principal amount of all that Consenting Noteholder’s Convertible Notes, free and clear of any restrictions on transfer, liens, or options, warrants, purchase rights, contracts, commitments, claims, demands, and other encumbrances and does not own any other Convertible Notes; and/or

(ii) has sole investment and/or voting discretion and/or authority to vote on and provide consent or waivers with respect to such Convertible Notes.

(c) Each Consenting Equityholder, severally and not jointly, represents and warrants to each Party that, as of the date hereof, each Consenting Equityholder (i) is the owner of the number of Existing Equity set forth below its name on the signature page hereto, free and clear of any restrictions on transfer, liens or options, warrants, purchase rights, contracts, commitments, claims, demands, and other encumbrances and does not own any other existing equity interests and (ii) has (A) sole investment or voting discretion with respect thereto, and (B) full power and authority to vote on and consent to matters concerning such equity interests or to exchange, assign, and transfer such equity interests.

(d) Each Consenting Noteholder represents and warrants to each Party that it (i) is an accredited investor (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act), (ii) understands that any securities to be acquired by it (if any) pursuant to the Transaction have not been registered under the Securities Act and that such securities are being offered and sold pursuant to the exemption from registration pursuant to Regulation D promulgated under the Securities Act, or other available exemption from Securities Act registration, based in part upon such Consenting Noteholder’s representations, as applicable, contained in this Agreement and cannot be sold unless subsequently registered under the Securities Act or an exemption from registration is available, (iii) has such knowledge and experience in financial and business matters that such Consenting Noteholder is capable of evaluating the merits and risks of the securities to be acquired by it (if any) pursuant to the Transaction and understands and is able to bear any economic risks with such investment, (iv) is acquiring any securities to be acquired by it (if any) pursuant to the Transaction for its own account, for investment purposes only and not with a view to any distribution thereof that would not otherwise comply with the Securities Act and (v) did not decide to acquire any securities to be acquired by it (if any) pursuant to the Transaction as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D promulgated under the Securities Act.

11. Disclosure; Publicity.

(a) Except as required by applicable law (including by statute or regulation), to the court as part of the evidence to be submitted in respect of the Scheme Transaction and in support of any application to the courts of any jurisdiction for recognition of the Scheme Transaction or as required by the rules of any relevant listing authority or stock exchange on which the shares of any Party are listed or traded, including, without limitation, in connection with any Schedule 13D filing with the SEC, the Consenting Noteholders agree that, without the prior written consent of the Company, none of them, individually or collectively, will disclose this Agreement, including the Transaction Term Sheet, or the contents hereof in any public communication or filing including any regulatory filing prior to the execution of the Definitive Documents. Notwithstanding the foregoing, each Consenting Noteholder may disclose this Agreement and its terms to:

(i)    that Consenting Noteholder’s Connected Persons and any other Consenting Noteholder and, if required, to the Trustee and any security agent (and their respective professional advisers) for the purpose of discussing, negotiating, preparing, executing, implementing or consummating the transactions contemplated by the Transaction, the Transaction Term Sheet and this Agreement; provided that such parties owe a contractual or other duty of confidentiality to the Consenting Noteholder with respect to any confidential information so disclosed or have separately agreed to be bound by the provisions of this Agreement; and

(ii) any other person (A) to (or through) whom that Consenting Noteholder assigns or transfers (or may potentially assign or transfer) all or any of its Convertible Notes, as permitted by this Agreement; or (B) with (or through) whom that Consenting Noteholder enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement, any Definitive Document, as permitted by this Agreement, for the purpose of that actual or potential sub-participation or other transaction; provided that, in each case, the person to whom the information is to be given pursuant to this Section 11(a)(ii) has, prior to any such disclosure, agreed in writing for the benefit of such Consenting Noteholder and the Company to keep the terms of this Agreement confidential on the terms of this Section 11 (with any necessary consequential changes).

(b) Cazoo shall submit drafts to counsel to the Consenting Stakeholders, respectively, of any press release or other public statements that constitute disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement or otherwise announcing the Transaction or relating to the Transaction at least two Business Days prior to disclosure, or if such submission two Business Days prior to disclosure is not possible, as soon as reasonably practicable prior to disclosure. All Parties hereto acknowledge that the Company will be required to file this Agreement as an exhibit to Form 6-K with the SEC upon execution.

(c) Except as required by applicable statute, law, ordinance, rule, treaty, code, directive, regulation, governmental approval (whether granted or required), order, subpoena, or other legal process or regulation or as requested or required by any Governmental Authority, and notwithstanding any provision of any other agreement between the Company and any Consenting Stakeholder to the contrary, no Party or its advisors shall disclose to any person (including, for the avoidance of doubt, any other Consenting Stakeholder), other than advisors to the Company, the principal amount or percentage of any debt or equity holdings of any Consenting Stakeholder without such Consenting Stakeholder’s prior written consent; provided that (i) if such disclosure is required as described above in this Section 11(c), the disclosing Party shall, to the extent permitted by law, afford the relevant Consenting Stakeholder a reasonable opportunity to review and comment in advance of such disclosure, including, without limitation, regarding the scope, timing, and contents of such disclosure, and shall take commercially reasonable measures to limit such disclosure, (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of indebtedness or equity securities, as applicable, collectively held by the Consenting Stakeholders, provided that the amount of Convertible Notes of any individual Consenting Noteholder may not be disclosed. Notwithstanding the provisions in this Section 11, any Party may disclose, to the extent consented to in writing by a Consenting Stakeholder, such Consenting Stakeholder’s individual holdings.

(d) Nothing in this Section 11 shall constitute a waiver or modification of any provision of those certain confidentiality agreements entered into between the Company and each Consenting Stakeholder (as applicable).

12. Amendments and Waivers.

(a) This Agreement (or any exhibit, annex, or schedule hereto) may be modified, amended, or supplemented, or a condition or requirement of this Agreement (or any exhibit, annex, or schedule hereto) may be waived, in a writing signed by: (i) Cazoo and (ii) the Steering Committee.

(b) Notwithstanding the foregoing, the consent of each such affected Consenting Noteholder shall also be required to effectuate any modification, amendment, waiver, or supplement if the proposed modification, amendment, waiver, or supplement has a disproportionate (as compared to other Consenting Noteholder holding similar Claims or Interests) adverse effect on any of the Claims or Interests held by a Consenting Noteholder.

(c) Notwithstanding anything herein to the contrary, (A) the Outside Date may be extended with the mutual written consent (email being sufficient) of Cazoo, each Consenting Equityholder, and the Steering Committee; (B) no amendment, modification, waiver, or supplement of this Section 12 shall be effective without the consent of each Party hereto; and (C) this Agreement may not be amended in a manner adverse to any Released Party with respect to the releases governed by Section 6 hereof without such Released Party’s prior written consent.

(d) Any proposed modification, amendment, waiver, or supplement that does not comply with this Section 12 shall be ineffective and void ab initio as to any non-consenting Party affected thereby.

(e) The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement shall operate as a waiver of any such right, power or remedy or any provision of this Agreement, nor shall any single or partial exercise of such right, power or remedy by a Party preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy by such Party. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by law.

13. Tax Structure.

The Parties shall take all commercially reasonable actions to implement the Transaction in a mutually acceptable manner, taking regulatory, tax, accounting and legal considerations into account, to preserve and recognize tax attributes, and to mitigate the impact of any adverse tax consequences on the Company, the Convertible Noteholders, and Existing Equityholders, and the transactions contemplated by this Agreement, including the Transaction Term Sheet, will be structured in furtherance thereof; provided that such structure shall be reasonably acceptable to Cazoo, the Consenting Equityholders, and Consenting Noteholders.

14. Effectiveness.

This Agreement shall become effective and binding on all Parties on the Support Effective Date.

15. Governing Law; Jurisdiction; Waiver of Jury Trial

(a) This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction, other than as provided herein.

(b) Each of the Parties irrevocably agrees that, other than in connection with implementing the Scheme Transaction, any legal action, suit or proceeding arising out of or relating to this Agreement brought by any Party or its successors or assigns shall be brought and determined in any federal or state court in the Borough of Manhattan in the State of New York, and, in the event the Company becomes the subject of any bankruptcy cases under chapter 11 of title 11 of the United States Code, the presiding bankruptcy court, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such proceeding arising out of or relating to this Agreement or the Transaction. Each of the Parties agrees not to commence any proceeding relating hereto or thereto except in the courts described above, other than proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Other than in connection with implementing the Scheme Transaction, each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any proceeding arising out of or relating to this Agreement or the Transaction, (i) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the proceeding in any such court is brought in an inconvenient forum, (B) the venue of such proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party acknowledges and submits to the jurisdiction of the courts of England and Wales in respect of and for the sole purpose of a Scheme Transaction.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

16. Specific Performance/Remedies.

(a) It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (including reasonable attorneys’ fees and costs) as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy. Each Party also agrees that it will not seek, and will waive any requirement for, the securing or posting of a bond in connection with any Party seeking or obtaining such relief. The foregoing rights are in addition to and without limitation of any other remedy to which the Parties may be entitled at law or in equity.

(b) For the avoidance of doubt, nothing set forth in this Section 16 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 16 prior to or as a condition to exercising any termination right under Section 9 herein, nor shall anything set forth in this Section 16 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9 or pursue any other remedies under this Agreement or any other agreement or document entered into in connection herewith or the transactions contemplated hereby that may be available then or thereafter.

17. Fiduciary Duties

Notwithstanding anything herein, nothing in this Agreement shall require the Company or any directors, officers, members, or managers of any Company Party, each in their capacity as such, to take any action, or to refrain from taking any action, to the extent that such person or persons reasonably determines or determine in good faith, taking into account the advice of counsel, that doing so would be inconsistent with their fiduciary or other obligations owed with respect to the Company Parties under applicable law.

18. Independent Due Diligence and Decision-making.

Each of the Consenting Stakeholders and the Company Parties hereby confirms that it has made its own decision to execute this Agreement based upon its own independent assessment of the documents and information available to it, as it has deemed appropriate.

19. Survival.

Notwithstanding the termination of this Agreement pursuant to Section 9 hereof, the agreements and obligations of the Parties in this Section 19, and Sections 6 (in accordance with Section 6(d) hereof), 9(i), 9(j), 10, 11, 15, 16, 21, 22, 23, 25, 26 and 28 shall survive such termination and shall continue in full force and effect in accordance with the terms hereof; provided that any liability of a Party for failure to comply with the terms of this Agreement shall survive such termination. The Company’s obligations to pay accrued and unpaid Fees and Expenses incurred in connection with the Transaction prior to the Company’s exercise of the Fiduciary Out shall survive termination of this Agreement. The Parties’ agreements as set forth under the “Public Listing” heading in the Transaction Term Sheet shall survive the automatic termination of this Agreement pursuant to Section 9(h)(vi) hereof.

20. Headings

The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof or, for any purpose, be deemed a part of this Agreement.

21. Successors and Assigns; Severability; Several Obligations.

This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, and executors. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof and this Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. The agreements, representations and obligations of the Parties are, in all respects, ratable and several and neither joint nor joint and several.

22. No Third-Party Beneficiaries.

Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties (and their respective successors, permitted assigns, heirs, and executors) and no other Person shall be a third-party beneficiary hereof; provided that with respect to any Released Party, such Released Party shall be, and is deemed to be, a third-party beneficiary with respect to the releases granted pursuant to Section 6 hereof; provided, further, that Existing Equityholders, executive officers and directors, and former executive officers and directors (in each case, to the extent such parties hold Existing Equity and only in their capacity as such) shall be third-party beneficiaries of the agreements as set forth under the “Public Listing” heading in the Transaction Term Sheet and shall be entitled to enforce any breach thereof against the Company and not against any other Party hereto.

23. Prior Negotiations; Entire Agreement.

This Agreement, including the exhibits and schedules hereto (including the Transaction Term Sheet) constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof and thereof, except that the Parties acknowledge that any confidentiality agreements heretofore executed between the Company Parties, on the one hand, and each Consenting Stakeholder, on the other hand, as applicable, shall continue in full force and effect; provided that, in the event of a conflict between this Agreement and the Transaction Term Sheet, this Agreement shall control in all respects.

24. Counterparts.

This Agreement may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.  The words “execution,” “signed,” “signature,” and words of like import in or relating to this Agreement will be deemed to include electronic signatures or electronic records, each of which will be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

25. Notices.

All notices hereunder shall be deemed given if in writing and delivered, if contemporaneously sent by electronic mail, by overnight courier or by registered or certified mail (return receipt requested) to the following addresses:

(a) If to the Company Parties:

Cazoo Group Ltd

41 Chalton Street

London, NW1 1JD

United Kingdom

Attention:	Alex Chesterman
Paul Woolf
Paul Whitehead
Sophie Hosking
Email:	alex.chesterman@cazoo.co.uk
paul.woolf@cazoo.co.uk
paul.whitehead@cazoo.co.uk
legal@cazoo.co.uk

with a copy to (which shall not constitute notice):

Freshfields Bruckhaus Deringer LLP

601 Lexington Avenue

New York, NY 10022

Attention:	Valerie Ford Jacob
Mark Liscio
Richard Tett
Email:	valerie.jacob@freshfields.com
mark.liscio@freshfields.com
richard.tett@freshfields.com

(b) If to the Consenting Noteholders:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:	Matthew S. Barr
Alexander P. Cohen
Email:	Matt.Barr@weil.com
Alexander.Cohen@weil.com

(c) If to any Consenting Stakeholder, the address set forth on such Consenting Stakeholder’s signature page hereto.

Any notice given by delivery, mail or courier shall be effective when received. Any notice given by electronic mail shall be effective upon transmission.

26. Email Consents.

Where a written consent, acceptance, approval, notice, or waiver is required pursuant to or contemplated by this Agreement, such written consent, acceptance, approval, notice, or waiver shall be deemed to have occurred if, by agreement between legal counsel to the Parties submitting and receiving such consent, acceptance, approval, notice, or waiver, it is conveyed in writing (including electronic mail) between each such legal counsel without representations or warranties of any kind on behalf of such legal counsel.

27. Joinder.

One or more additional Persons may become party hereto after the date of this Agreement by executing and delivering a Joinder Agreement to the Company. Immediately upon the execution and delivery of a Joinder Agreement (and without any further action), each such additional Person will be bound by the terms of this Agreement and deemed to be a (a) “Consenting Stakeholder” and (b) a “Party” for all purposes under this Agreement. For the avoidance of doubt, each Person that executes a Joinder Agreement shall have all of the rights and obligations of a Consenting Stakeholder of the applicable class of Consenting Stakeholder hereunder.

28. Reservation of Rights; No Admission.

(a) Subject to those certain confidentiality agreements entered into between the Company and each Consenting Stakeholder (as applicable), nothing contained herein shall limit the ability of any Party to consult with other Parties so long as such consultation or appearance is consistent with such Party’s obligations hereunder.

(b) Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each of the Parties to protect and preserve its rights, remedies, and interests, including its Claims against any of the other Parties (or their respective Affiliates or subsidiaries). This Agreement, including the Transaction Term Sheet, is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties. Pursuant to Rule 408 of the Federal Rules of Evidence, without prejudice rules under English law, and any other applicable rule, statute, or doctrine of similar import protecting the use or disclosure of confidential settlement discussions, this Agreement and all negotiations relating hereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each of the Parties denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.

29. Execution by Consenting Noteholders

(a) A reference to a “Consenting Noteholder” is a reference to such person solely in their capacity as a Consenting Noteholder and a party that beneficially owns or controls Convertible Notes under this Agreement, and not in any other capacity or in respect of any other debt, agreement or instrument.

(b) Each of the Consenting Noteholders is entering into or acceding to this Agreement in its capacity as such and only in respect of the debt which it holds in that respective capacity and not in any other capacity in respect of any other debt or other instrument.

(c) Where a Consenting Noteholder enters into or accedes to this Agreement in its capacity as investment manager or investment adviser on behalf of funds or accounts it manages or advises:

(i)    if specific fund(s) or separate account(s) are specified in such Consenting Noteholders’ signature page, this Agreement shall apply to that investment manager or investment adviser only with respect to the specified fund or separate account, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates; and

(ii) references in this Agreement to debt beneficially owned by the Consenting Noteholder shall mean debt which is (A) beneficially owned by the holder of the Convertible Notes that is managed or advised by the Consenting Noteholder, and (B) subject to the discretionary management and control of the Consenting Noteholder.

(d) If any investment manager or investment adviser (as applicable) enters into or accedes to this Agreement on behalf of funds or accounts it manages or advises, each other Party acknowledges that:

(i)    the relevant investment manager or investment adviser (as applicable) does not execute this Agreement in any personal capacity;

(ii) the relevant investment manager or investment adviser (as applicable) executes this Agreement pursuant to, and to the extent of, its authority to act in such capacity; and

(iii) the relevant investment manager or investment adviser (as applicable) does not make any representations, warranties or undertakings of any kind in any personal capacity to any Party, and shall have no personal liability whatsoever to any Party, under or in connection with this Agreement, and no Party will have any recourse to it in any personal capacity in any way whatsoever.

30. Execution by Consenting Equityholders

(a) A reference to a “Consenting Equityholder” is a reference to such person solely in their capacity as a Consenting Equityholder and a party that beneficially owns or controls Existing Equity under this Agreement, and not in any other capacity or in respect of any other debt, agreement or instrument.

(b) Each of the Consenting Equityholders is entering into or acceding to this Agreement in its capacity as such and only in respect of the equity which it holds in that respective capacity and not in any other capacity in respect of any other debt or other instrument. Nothing in this Agreement shall require any Consenting Equityholder or any representative of any Consenting Equityholder serving as a director, officer, member, or manager of any Company Party to take any action, or to refrain from taking any action, in its capacity as a director, officer, member, or manager of any Company Party. Nothing in this Section 30(b) shall be construed to limit any existing obligations of any of the directors, officers, members, or managers of any Company Party.

(c) Where a Consenting Equityholder enters into or accedes to this Agreement in its capacity as investment manager or investment adviser on behalf of funds or accounts it manages or advises, if specific fund(s) or separate account(s) are specified in such Consenting Equityholders’ signature page, this Agreement shall apply to that investment manager or investment adviser only with respect to the specified fund or separate account, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates.

(d) If any investment manager or investment adviser (as applicable) enters into or accedes to this Agreement on behalf of funds or accounts it manages or advises, each other Party acknowledges that:

(i)    the relevant investment manager or investment adviser (as applicable) does not execute this Agreement in any personal capacity;

(ii) the relevant investment manager or investment adviser (as applicable) executes this Agreement pursuant to, and to the extent of, its authority to act in such capacity; and

(iii) the relevant investment manager or investment adviser (as applicable) does not make any representations, warranties or undertakings of any kind in any personal capacity to any Party, and shall have no personal liability whatsoever to any Party, under or in connection with this Agreement, and no Party will have any recourse to it in any personal capacity in any way whatsoever.

31. Relationship Among Parties.

It is understood and agreed that any Consenting Noteholder may trade in any debt or equity securities of the Company (or any subsidiary thereof) without the consent of the Company or any other Consenting Noteholder, subject to Section 7 hereof, any applicable agreements to the contrary (including that (a) certain cooperation agreement dated March 17, 2023 by and among certain of the Consenting Noteholders and (b) those certain side letter agreements, each dated November 9, 2022 (as may have been extended from time to time), by and between the Company, and certain Consenting Noteholders) and applicable securities laws. Nothing contained herein and no action taken by any Consenting Noteholder shall be deemed to constitute the Consenting Noteholders as a partnership, an association, a joint venture, or any other kind of group or entity, or create a presumption that the Consenting Noteholders are in any way acting in concert. The decision of each Consenting Noteholder to enter into this Agreement has been made by each such Consenting Noteholder independently of any other Consenting Noteholder. The Company acknowledges that the Consenting Noteholders are engaged in a wide range of financial services and businesses, and, in furtherance of the foregoing, the Consenting Noteholders and the Company acknowledge and agree that the obligations set forth in this Agreement shall only apply to the trading desk(s) and/or business group(s) of the Consenting Noteholders that principally manage and/or supervise such Consenting Noteholder’s investment in the Company, and shall not apply to any other trading desk or business group of such Consenting Noteholder so long as they are not acting at the direction or for the benefit of such Consenting Noteholder. None of the Consenting Noteholders shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities of any kind or form to each other, the Company, or the Company’s creditors or other stakeholders. The Parties have no agreement, arrangement or understanding with respect to acting together for the purpose of acquiring, voting, or disposing of any securities of the Company. Neither the Consenting Stakeholders nor any subset thereof are part of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), including any group acting for the purpose of acquiring, holding, or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), with any other Party. All rights under this Agreement are separately granted to each Party, and the use of a single document is solely for purposes of convenience. The decision to commit to enter into the transactions contemplated by this Agreement has been made independently.

32. No Offer; Representation by Counsel; Adequate Information.

(a) This Agreement is not and shall not be deemed an offer with respect to the issuance or sale of securities to any person or entity, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.

(b) Each Party acknowledges that it has had an opportunity to receive information from the Company Parties and that it has been, or is part of a group that has been, or has had an opportunity to be, represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.

33. Time is of the Essence.

The Parties acknowledge and agree that time is of the essence and that they must each use commercially reasonable efforts to fulfill their respective obligations hereunder as soon as reasonably practicable.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and, as applicable, delivered by their respective duly authorized officers, solely in their respective capacities as officers of the undersigned and not in any other capacity, as of the date first set forth above.

CAZOO GROUP LTD

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

CAZOO HOLDINGS LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title	Director

CAZOO LTD

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title	Director

CAZOO PROPERTIES LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title	Director

[Signature Page to Transaction Support Agreement]

VIKING GLOBAL EQUITIES MASTER LTD.,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

VIKING GLOBAL EQUITIES II LP,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP

660 Fifth Avenue

New York, NY 10103

Attention: General Counsel

With a mandatory copy to:

legalnotices@vikingglobal.com

[Signature Page to Transaction Support Agreement]

Farallon Capital Partners, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Four Crossings Institutional Partners V, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners II, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Offshore Investors II, L.P.

By: Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

[Signature Page to Transaction Support Agreement]

Farallon Capital F5 Master I, L.P.

By:	Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital (AM) Investors LP

By:	Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners III, L.P.

By:	Farallon Capital Management, L.L.C., its investment manager

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Contact Information for all Parties above:
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, CA 94111, USA
Attention:

With a mandatory copy to:
Legal-UK@faralloncapital.com

[Signature Page to Transaction Support Agreement]

INHERENT ESG OPPORTUNITY MASTER, LP

By:	Inherent Group, LP, its investment manager
By:	Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name:	Michael Ellis
Title:	Chief Operating Officer

Inherent Private Opportunities 2021, LP

By:	Inherent Group, LP, its investment manager
By:	Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name:	Michael Ellis
Title:	Chief Operating Officer

Inherent Credit Opportunities Master, LP

By:	Inherent Group, LP, its investment manager
By:	Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name:	Michael Ellis
Title:	Chief Operating Officer

Contact Information for all Parties above:
530 Fifth Ave, Suite 702
New York, NY 10036
Attention: Michael Ellis, COO

With a mandatory copy to:
Admin@inherentgroup.com

[Signature Page to Transaction Support Agreement]

Tru Arrow Technology Partners I, LP

By:	/s/ Glenn Fuhrman
Name:	Glenn Fuhrman
Title:	Managing Member

Contact Information for all Parties above:
640 Park Avenue
New York, NY 10065
Attention: Glenn Fuhrman

With a mandatory copy to:
risa@truarrow.com

[Signature Page to Transaction Support Agreement]

Arleon LLC A Series of Virtru PE LLC

By:	/s/ Glenn Fuhrman
Name:	Glenn Fuhrman
Title:	Managing Member

Contact Information for all Parties above:
640 Park Avenue
New York, NY 10065
Attention: Glenn Fuhrman

With a mandatory copy to:
risa@truarrow.com

[Signature Page to Transaction Support Agreement]

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Founder and Executive Chairman

Notice Address:
Cazoo Group Ltd
41 Chalton Street
London, NW1 1JD, United Kingdom

Attention: Alex Chesterman
Email: alex.chesterman@cazoo/co.uk

[Signature Page to Transaction Support Agreement]

AJAX I HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

ASO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

AJO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address: c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

GST VII HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

JADOFF INVESTMENTS, LP

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

JAO GST HOLDINGS, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

WCH 2021 QUAD, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

WCHS HOLDINGS 1, LLC

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

WILLOUGHBY FLAGSHIP FUND, LLC (f/k/a WCH 2022 QUAD, LLC)

By:	/s/ Daniel S. Och
Name:	Daniel S. Och
Title:	President

Notice Address:
c/o Willoughby Capital Holdings, LLC
667 Madison Avenue
New York, New York 10065

Fax: 914-607-3576
Attention: J. Morgan Rutman
Email: investments@willcapllc.com

[Signature Page to Transaction Support Agreement]

Exhibit A

TRANSACTION TERM SHEET

This term sheet (the “Term Sheet”) sets forth the principal terms of a proposed financial restructuring of certain indebtedness (the “Transaction”) of Cazoo Group Ltd (“Cazoo” and, together with each of its subsidiaries and affiliates, collectively, the “Company”) that have been negotiated between the Company and the steering committee of the holders of the Company’s 2.00% Convertible Senior Notes due 2027 representing in excess of 60% of the aggregate principal amount of the Convertible Notes (as defined below) outstanding (the “Steering Committee”).

This Term Sheet is not legally binding unless it is annexed to the transaction support agreement (“TSA”) and the Support Effective Date (as defined in the TSA) has occurred. This term sheet does not constitute (nor shall it be construed as) an offer or solicitation with respect to any securities of the Company, it being understood that such an offer or solicitation, if any, only will be made in compliance with applicable provisions of securities and/or other applicable laws. This Term Sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Rule 408 of the Federal Rules of Evidence, without prejudice rules under English law, and any other applicable rule, statute, or doctrine of similar import protecting the use or disclosure of confidential settlement discussions. This Term Sheet and the information contained herein is strictly confidential.

This Term Sheet does not purport to summarize all of the terms, conditions, covenants, and other provisions that may be contained in the fully negotiated and definitive documentation necessary to implement the Transaction (as defined below), all of which shall remain subject to internal committee approvals, further discussion and negotiation, including such changes to the structure as are necessary or appropriate to implement a mutually acceptable structure, taking regulatory, tax, accounting and legal considerations into account. The regulatory, tax, accounting and other legal and financial matters related to the Transaction have not been fully evaluated, and any such evaluation may affect the terms and structure of the Transaction.

Unless otherwise expressly noted, all amounts in this Term Sheet are denominated in U.S. dollars.

Overview
Implementation	The Transaction shall be implemented following a vote by holders of Existing Equity (as defined below) in favor of the Transaction and entry by the Steering Committee and certain other Convertible Noteholders (as defined below) into transaction agreements, documents, or approvals necessary to implement the Transaction (including the TSA). The TSA shall include terms customary for a transaction of this kind, including (a) Company support undertakings, (b) undertakings not to pursue an alternative transaction (subject to the fiduciary-out provision referenced in the section below titled “Definitive Documents” and subject to clause (iii) below), (c) disclosure undertakings, (d) representations and warranties, (e) consent rights with respect to the modification of the TSA, this Term Sheet, and definitive documentation, and (f) termination provisions.

The Company and Consenting Noteholders contemplate that the Transaction shall be implemented substantially as follows:

(i) The Company shall enter into a TSA with Convertible Noteholders that hold in excess of 75% of the aggregate principal amount of the Convertible Notes (as defined below) (such Convertible Noteholders, the “Consenting Noteholders”) and certain holders of Existing Equity (including holders of Existing Equity that hold at least 25% of the Existing Equity) (the “Consenting Equityholders”), which TSA shall reflect the terms of this Term Sheet and the support of such Consenting Noteholders and such Consenting Equityholders for the transaction.

(ii) The Company shall launch a private Exchange Offer Memorandum (the “Exchange Offer Memorandum”) pursuant to which the Convertible Noteholders will be asked to approve (x) an offer of New Notes and the New Equity in exchange for their Convertible Notes and (y) the transactions contemplated by this Term Sheet. The Company shall provide customary registration rights to the Convertible Noteholders related to resales of the New Equity.

a. If, as of 5:00 p.m. (New York City time) on the date that is 45 days from the Support Effective Date (as defined in the TSA) (the “Consent Deadline”), holders of 100% of the aggregate outstanding principal amount of the Convertible Notes vote in favor of the Exchange Offer Memorandum, the Transaction will be implemented as an out-of-court consensual transaction in accordance with the TSA and this Term Sheet.

b. If (1) the Consenting Noteholders own or control, in the aggregate, in excess of 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes as of the Consent Deadline, or (2) twenty (20) Business Days following the date that the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction, which notice has not been rescinded during such period; provided that such event shall not be deemed to occur any later than the Consent Deadline (each, a “Scheme Transaction Trigger Event”), the Transaction shall proceed on the basis of a Scheme Transaction in accordance with the TSA and this Term Sheet. For the avoidance of doubt, any Scheme Transaction shall result in identical treatment as an out-of-court consensual transaction and shall otherwise be implemented on terms acceptable to the Company and the Steering Committee. [1]

[1]	Implementation procedures for scheme will include early tender economics for participating noteholders to be agreed, subject to applicable laws. Early tender economics shall consist of non-cash consideration that would otherwise be distributable to Convertible Noteholders.

(iii) The Company shall solicit the approval of the holders of its Existing Equity at an extraordinary meeting of shareholders to be held promptly following effectiveness of the Warrants Registration Statement (as defined below) at which the shareholders will be asked to approve (1) an increase in the authorized capital stock of the Company, (2) the transactions contemplated by this Term Sheet and (3) a reverse stock split. [2] Shareholders holding 66 2/3% of the Existing Equity present at the meeting, so long as a quorum of 33 1/3% of the Existing Equity is present at the meeting, will be necessary to approve the transactions contemplated by the Term Sheet. The proxy materials will include a statement that shareholders may submit alternative restructuring proposals (each, an “Alternative Proposal”) for the board to consider (the form of which statement, which shall be consistent with the foregoing, will be agreed between the Company and the Steering Committee prior to the entry into the TSA); provided that (A) such proxy materials shall not be distributed publicly without prior disclosure to the Steering Committee at least 3 business days prior to such distribution, (B) any Alternative Proposal(s) shall be disclosed to the Steering Committee within 24 hours of receipt thereof, (C) the board shall only pursue Alternative Proposal(s) consistent with their fiduciary duties and (D) the definition of “Definitive Documents” shall include those portions of the proxy materials relating to an Alternative Proposal and the Convertible Notes; provided, however, that, except as authorized by this clause (ii) and subject to any “fiduciary out” provision set forth in the TSA or any applicable Definitive Documents (as defined below), the Company and its representatives shall not solicit, initiate, or encourage the submission of any Alternative Proposal or offer from any person relating to the same; provided, further, that nothing in this Term Sheet or the TSA shall be construed as support or consent by the Consenting Noteholders for any Alternative Proposal, and the Consenting Noteholders reserve all rights in this regard.

(iv) The Company shall file a registration statement on Form F-1 (the “Warrants Registration Statement”) as soon as practicable with the U.S. Securities & Exchange Commission that registers the issuance of the New Warrants and the ordinary shares issuable upon the exercise thereof.

(v) The Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders shall be subject to contractual restrictions on transferability (the “Restrictions”) that provide that the Consenting Equityholders may not transfer their Existing Equity, other than to affiliates, family members, as a gift, for estate planning purposes or pursuant to other exceptions to be agreed, in each case subject to the Restrictions, provided that the Restrictions are subject to the following: (i) the Restrictions continue until the earlier of (1) the day a shelf registration statement registering the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) is declared effective by the SEC, and (2) 21 days after the Closing Date, (ii) existing counsel to Cazoo will be authorized to file and the Company shall cause to be filed a shelf registration statement in form and substance reasonably acceptable to the Steering Committee on Form F-3 (or Form F-1, if Form F-3 is not available) which registers the New Equity issued to the Convertible Noteholders and New Warrants, if any, received on account of equity held by them (and shares issuable upon exercise thereof) within 1 business day after the Closing Date and in connection with such filing, the Company shall procure that the required officers and directors of Cazoo (including any new directors elected in connection with the Transaction who, along with counsel, shall be provided with such diligence information as they shall reasonably request of the Company prior to closing) sign the shelf registration statement, that the auditors of Cazoo deliver a consent to be included as an exhibit to the shelf registration statement, that counsel to Cazoo in respect of the law of the Cayman Islands deliver an opinion related to the New Equity to be included as an exhibit to the shelf registration statement and that the required SEC filing fee is paid in advance of the filing of the shelf registration statement, (iii) if the SEC indicates that it will not review the shelf registration statement, Cazoo must promptly notify the Convertible Noteholders and the holders of Existing Equity of the no-review and must cause the shelf registration statement to become effective within 3 business days of the SEC notice of no-review; and (iv) the Company shall use commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable after the filing thereof.
Closing Date	The date on which the Transaction is consummated in accordance with the terms and conditions of the Definitive Documents (which shall include satisfaction of the conditions referred to in the section entitled “Conditions Precedent to Closing” below and the conditions referred to in the TSA) shall be referred to herein as the “Closing Date.”

[2]	The reverse stock split shall occur after the shareholder vote and concurrent with the Closing Date. Steering Committee advisors to work with the Company on implementation. Mechanics to provide that agent can cash out fractional shareholders.

Current Capital Structure
2.00% Convertible Senior Notes due 2027	The Company’s obligations arising under or in connection with the 2.00% Convertible Senior Notes due 2027 (the “Convertible Notes” and the respective holders thereof, from time to time, the “Convertible Noteholders”), payable at an interest rate of 2.00% and issued pursuant to that certain Indenture, dated as of February 16, 2022, by and between Cazoo and U.S. Bank Trust Company, National Association, as trustee (as amended, restated, or modified from time to time, the “Indenture”).
Excluded Debt	The Company’s obligations arising under or in connection with various agreements other than the Indenture, including agreements related to the Company’s stocking loans, mortgages, leases, subscription facilities, secured asset financings, bank loans, and trade and other unsecured debt obligations that may arise from time to time (the “Excluded Debt”).
Existing Equity	All existing outstanding ordinary shares issued by Cazoo (the “Existing Equity”).
Existing Warrants	Options, warrants, or other rights to acquire newly-issued ordinary shares of Cazoo or convert the holders’ existing interest into newly-issued ordinary shares of Cazoo (the “Existing Warrants”).
Post-Transaction Capital Structure
New Senior Secured Notes

On the Closing Date, the Company shall issue new senior secured notes (the “New Notes”) with the following material terms:

●        Issuer: Cazoo.

●        Aggregate Principal Amount: $200 million.

●        Maturity: February 16, 2027 (the “New Notes Maturity Date”).

●        Interest: Interest shall accrue at a rate of 6.00% per annum, with a minimum of 4.00% payable in cash and, at the option of the Company, up to 2.00% payable in kind. Interest shall be payable semi-annually.

●       Payment at Maturity: Bullet repayment of all outstanding amounts.

●       Guarantors: All subsidiaries of Cazoo located in the UK, subject to customary exceptions and limitations, including agreed security principles [3] and guarantor coverage test. [4] Guarantees to be included in the New Indenture and subject to customary New York law provisions including, without limitation, provisions relating to the maximum liability thereunder in connection with fraudulent transfer, voidable transfer or other similar applicable law.

●        Guarantor Threshold Test: to be set at 85% of the EBITDA and revenue of the Group (the “Guarantor Threshold Test”). Guarantors, each Material Company and any other member of the Group as is necessary to be party to and/or accede to the Indenture to ensure that the Guarantor Threshold Test is satisfied within 60 days from the Closing Date, 60 days following an acquisition of a Material Company and within 60 days following delivery of semi-annual financial statements. For the avoidance of doubt, and subject to the first sentence of “Guarantors”, above, it is current intention of the parties that all UK Guarantors shall be required to be Guarantors at closing.

●       Material Company: (a) each Guarantor, (b) the Issuer and (c) any member of the Group which has EBITDA or revenue representing 5% or more of the EBITDA or revenue of the Group (and any member of the Group which is a holding company of a member of the Group referred to in (c) above).

[3]	Form and scope of agreed security principles to be agreed.

[4]	For the avoidance of doubt, additional current or future non-UK subsidiaries shall also become “Guarantors” in the event of insufficient coverage under guarantor coverage test.

●	Security: Secured by a fixed charge over the shares in each Guarantor, bank accounts (subject to customary exceptions to be agreed) of, and assignment of all intragroup receivables owing to, such Guarantor and a floating charge over substantially all of the assets including any IP of such Guarantor (subject to customary exclusions, including agreed security principles); to include a single point of enforcement. To also include security to be granted by Cazoo over the shares in Cazoo Holdings Ltd, bank accounts of Cazoo and an assignment of all intragroup receivables owed to Cazoo. Amount secured pursuant to any security document to be limited to the respective Guarantor’s guarantee obligations as set forth above. All security to be first ranking subject to customary exceptions.

●	Call Protection: The New Notes shall not be redeemable by Cazoo prior to the date that is two years from the issue date of the New Notes (the “New Notes Issue Date”), subject to a customary make-whole redemption feature during such two-year period. On or after the date that is two years from the New Notes Issue Date, Cazoo, at its option, may redeem the New Notes subject to a prepayment premium equal to (i) 4.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is two years from the New Notes Issue Date, but prior to the date that is three years from the New Notes Issue Date, and (ii) 2.00% of the outstanding principal amount (including capitalized interest (if any)), if redeemed on or after the date that is three years from the New Notes Issue Date, but prior to the New Notes Maturity Date, plus in each case, accrued and unpaid interest (and, for the avoidance of doubt, any applicable capitalized interest, without duplication). Indenture to include express agreement by Cazoo to pay applicable redemption premiums following acceleration caused by insolvency / bankruptcy event.

●	Change of Control: Upon the occurrence of a change of control (which shall include the acquisition by any person or group of more than 50% of the outstanding ordinary shares of the Company or a parent of the Company), the Company shall offer to repurchase all of the outstanding Notes for cash at a repurchase price equal to 101% of the aggregate principal amount of the Notes then outstanding (including capitalized interest, if any) plus accrued and unpaid interest.

●	Conversion: No pre-agreed conversion or equitization.

●	Governing Law: New York.

●	Format: Indenture between the Company and an indenture trustee to be selected by the Company.

●	Other Terms: Covenants and other terms shall be usual and customary for this type of instrument. The indenture governing the New Notes will include usual and customary incurrence-based negative covenants, including but not limited to (i) limitations on debt, (ii) limitations on liens, (iii) limitations on mergers, consolidations, sales of all or substantially all assets, (iv) limitations on transactions with affiliates, (v) limitations on restricted payments, (vi) limitations on dividends and other payment restrictions affecting any direct or indirect restricted subsidiaries, (vii) limitations on future guarantees by restricted subsidiaries without such subsidiaries also guaranteeing the New Notes, (viii) limitations on disposals of assets, (ix) limitations on impairment of security, (x) suspension of covenants on achievement of investment grade status, (xi) holding company covenant, (xii) minimum liquidity covenant (the “Liquidity Covenant”) to be set at £50 million tested quarterly, and (xiii) limitations on business activities. The indenture governing the New Notes will also include usual and customary affirmative covenants, including but not limited to, (i) further assurance, (ii) payment of obligations, (iii) reporting, and (iv) compliance certificate. The New Notes shall not be subject to restrictions on transferability except such as may arise under the securities laws. The New Notes shall be transferable pursuant to Rule 144A and Regulation S under the Security Act.

●	Listing: Prior to the first interest payment date, the New Notes shall be listed and admitted to trading on The International Stock Exchange and/or another recognized stock exchange (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) for the purposes of section 987 of the ITA) acceptable to the Steering Committee and the Company and, following such listing, the Company shall maintain the listing of the New Notes on that exchange.

New Ordinary Shares	On the Closing Date, Cazoo shall issue new ordinary shares to the Convertible Noteholders in a private placement on terms consistent with this Term Sheet, customary for this type of transaction and consistent with Cazoo’s corporate organizational documents (as such documents may be amended and restated, from time to time, in accordance with this Term Sheet, the TSA, and other mutually agreed documents in connection with the Transaction) (the “New Equity”), which New Equity shall be allocated among the Convertible Noteholders as set forth in this Term Sheet.
New Tranche 1 Warrants

On the Closing Date, Cazoo shall issue new warrants (or such other equity or equity-like instruments as may be mutually agreed between Cazoo and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account (the “New Tranche 1 Warrants”)) representing the right to acquire (in the aggregate) newly issued ordinary shares representing up to 8.00% of the number of shares equal to the sum of (i) ordinary shares outstanding on the Closing Date after giving effect to the issuance of the New Equity (New Equity plus Existing Equity being referred to herein as “Closing Date Equity”) and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants.  The exercise price of the New Tranche 1 Warrants would be calculated based on a Company equity value of $525 million, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1,025 million (and the New Tranche 2 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 2 Event”):

●      The number of shares issued or issuable upon the exercise of the New Tranche 1 Warrant would be increased to equal (in the aggregate) 8% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants; and

●      The exercise price of the New Tranche 1 Warrants would be calculated based on a Company equity value of $525 million, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants and New Tranche 2 Warrants.

At any time after the Closing Date, if the Company’s equity value at any time exceeds $1,500 million (and the New Tranche 3 Warrants become exercisable), then the terms of the New Tranche 1 Warrants would be modified as follows (the “Tranche 3 Event”):

●      The number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants would be increased to equal (in the aggregate) 8% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants; and

●      The exercise price of the New Tranche 1 Warrants would be calculated based on a Company equity value of $525 million, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants.

For the avoidance of doubt, only those New Tranche 1 Warrants outstanding at the time of either the Tranche 2 Event or the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the number of New Tranche 1 Warrants still held.  Further, the recalculation of the number of shares issued or issuable upon exercise of the New Tranche 1 Warrants as well as the exercise price would be recalculated based upon the original number of New Tranche 1 Warrants issued (and not those outstanding at the time of either of the Tranche 2 Event or the Tranche 3 Event).

The New Tranche 1 Warrants will permit cashless exercise at any time such New Tranche 1 Warrants are exercisable and will also have other customary terms to be agreed.

New Tranche 2 Warrants

On the Closing Date, Cazoo shall issue new warrants (or such other equity or equity-like instruments as may be mutually agreed between Cazoo and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account (the “New Tranche 2 Warrants”)) representing the right to acquire (in the aggregate) newly issued ordinary shares representing up to 8.00% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants and the New Tranche 2 Warrants. The exercise price of the New Tranche 2 Warrants would be calculated based on a Company equity value of $1.025 billion, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants and New Tranche 2 Warrants.  The New Tranche 2 Warrants will become exercisable when the Company equity value is $1.025 billion or higher.

At any time after the Closing Date, if a Tranche 3 Event occurs, then the terms of the New Tranche 2 Warrants would be modified as follows:

●      The number of shares issued or issuable upon the exercise of the New Tranche 2 Warrant would be increased to equal (in the aggregate) 8% of the number of shares equal to the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon the exercise of the New Tranche 1 Warrants, the New Tranche 2 Warrants and the New Tranche 3 Warrants; and

●      The exercise price of the New Tranche 2 Warrants would be calculated based on a Company equity value of $1.025 billion, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants.

For the avoidance of doubt, only those New Tranche 2 Warrants outstanding at the time of the Tranche 3 Event would be modified as set forth above and holders would only receive their pro rata increase based on the number of New Tranche 2 Warrants still held.  Further, the recalculation of the number of shares issued or issuable upon exercise of the New Tranche 2 Warrants as well as the exercise price would be recalculated based upon the original number of New Tranche 2 Warrants issued (and not those outstanding at the time of the Tranche 3 Event).

The New Tranche 2 Warrants will permit cashless exercise at any time such New Tranche 2 Warrants are exercisable and will also have other customary terms to be agreed.

New Tranche 3 Warrants

On the Closing Date, Cazoo shall issue new warrants (or such other equity or equity-like instruments as may be mutually agreed between Cazoo and the Steering Committee, taking regulatory, tax, accounting and legal considerations into account (the “New Tranche 3 Warrants,” and, together with the New Tranche 1 Warrants and New Tranche 2 Warrants, the “New Warrants”)) representing the right to acquire (in the aggregate) newly issued ordinary shares representing up to 8.00% of the sum of (i) the Closing Date Equity and (ii) the number of shares issued or issuable upon exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants. The exercise price of the New Tranche 3 Warrants would be calculated based on a Company equity value of $1.5 billion, divided by the Closing Date Equity plus the shares issued or issuable upon the exercise of the New Tranche 1 Warrants, New Tranche 2 Warrants and New Tranche 3 Warrants.

The New Tranche 3 Warrants will permit cashless exercise at any time such New Tranche 3 Warrants are exercisable and will also have other customary terms to be agreed.

Treatment of Existing Claims & Interests
Convertible Notes

On and from the Closing Date, in full and final satisfaction, release, and discharge of any claims, rights, and obligations arising from the Convertible Notes held by the Convertible Noteholders, the exchanged Convertible Notes shall be canceled, and in exchange for such cancelation, the Convertible Noteholders (or the permitted assignees and designees of such Convertible Noteholders) shall receive their pro rata share of: [5]

(i)       the New Notes; and

(ii)      ordinary shares of the Company so that the Convertible Noteholders will hold 92.00% of the Closing Date Equity (subject to dilution by the Existing Warrants, the New Warrants, and the MIP (as defined below)), in each case based on the aggregate amount of Convertible Notes obligations held by each Convertible Noteholder as of the Closing Date.

[5]	Tax efficiency of exchange and related CODI issues subject to ongoing review.

Excluded Debt	The legal, equitable, and contractual rights of holders of claims arising from the Excluded Debt shall be unaltered by the Transaction, and the Company shall continue to perform under all Excluded Debt agreements and/or pay, settle, or honor any Excluded Debt obligations in the ordinary course of business.
Existing Warrants	The legal, equitable, and contractual rights of holders of claims arising from the Existing Warrants shall be unaltered by the Transaction. [6]
Existing Equity	Existing Equity shall be diluted and receive the following treatment. At the Closing Date, holders of Existing Equity shall (i) receive their pro rata share of the New Warrants based on the aggregate amount of Existing Equity held by each holder of Existing Equity as of the Closing Date and (ii) hold 8.00% of the Closing Date Equity.
Other Material Transaction Terms
Pro Rata Dilution	For the avoidance of doubt, any subsequent issuance of equity securities following the Closing Date (including without limitation any conversion of the Existing Warrants, conversion of the New Warrants, and/or issuance of new equity in connection with the MIP) shall dilute all holders of equity on a pro rata basis in each case based on the aggregate amount of each holder’s equity holdings as of the date of such issuance or conversion, as the case may be.
Governance	On or after the Closing Date, Cazoo shall replace the existing Board of Directors with a new seven-member Board of Directors (the “New Board”). Six members of the New Board shall be appointed by the Convertible Noteholders, and one member of the New Board shall be selected by the current board of directors of the Company. The Company shall implement additional agreed-upon changes to its corporate governance arrangements customary for this type of transaction, including adoption of an amended and restated memorandum and articles of association.
Public Listing	For a period of at least 6 months following the execution of the TSA, and in no event less than 3 months following the Closing Date, the Company shall undertake commercially reasonable efforts to maintain Cazoo as a publicly listed company on the NYSE, Nasdaq or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee (such period, the “Public Listing Period”); provided that commercially reasonable efforts shall include providing any information required by any such exchange related to the business, its finances and strategies; provided, further, that notwithstanding anything to the contrary herein, commercially reasonable efforts shall not require the Company to maintain the public listing of Cazoo as a result of a sale of the Company in which the holders of Closing Date Equity receive cash or liquid, marketable securities of another company which are listed on NASDAQ, the NYSE, or such other reputable international stock exchange; provided, further, that (1) the Public Listing Period shall be automatically extended in order to ensure that Cazoo’s executive officers and directors (and former executive officers and directors) shall have at least 30 trading days following the Closing Date during which such persons shall be permitted to trade their Existing Equity on the applicable exchange in compliance with the Company’s insider trading policies and applicable securities laws; and (2) any waiver of the Restrictions by the Steering Committee on a given day shall count towards the 30 trading days (so long as such Cazoo executive officer or director (or former executive officer or director) is otherwise permitted to trade their Existing Equity under the Company’s insider trading policies and applicable securities laws on such day) and the Company provides such persons at least three business days advance notice of when a given day is a trading day.

[6]	Subject to ongoing review.

Minority Rights	The Definitive Documents will include certain customary minority and majority protections including without limitation tag rights and preemptive rights for the holders of Existing Equity to be negotiated.
Management Incentive Plan	The New Board shall retain the right to enact or amend a Management Incentive Plan (“MIP”), including a MIP that will result in the dilution of all holders of Closing Date Equity, the Existing Warrants, and New Warrants on a pro rata basis.
Reimbursement of Fees and Expenses	On the Closing Date, the Company shall be responsible for and shall pay all reasonable, documented fees and expenses, together with any VAT thereon, incurred by Weil, Gotshal & Manges LLP, Weil, Gotshal & Manges (London) LLP, and Campbells LLP, as legal counsel to the Consenting Noteholders, and PJT Partners, as financial advisors to the Consenting Noteholders. TSA to include customary reimbursement obligations by the Company in favor of the Convertible Noteholders, including a requirement that legal fees and expenses and monthly fees of PJT Partners, in each case incurred as of the date of the TSA in connection with the Transaction be paid or reimbursed in full as a condition precedent to the effectiveness of the TSA.
Tax Structure	The Company, Convertible Noteholders and holders of Existing Equity shall take all commercially reasonable actions to implement the Transaction in a mutually acceptable manner, taking regulatory, tax, accounting and legal considerations into account, to preserve and recognize tax attributes, and to mitigate the impact of any adverse tax consequences on the Company, the Convertible Noteholders and the holders of Existing Equity, and the transactions contemplated by this Term Sheet will be structured in furtherance thereof. All terms of this Term Sheet are subject to tax review and diligence.
Timetable

If the Transaction has not been consummated by the Outside Date, the Company and Convertible Noteholders shall no longer be bound to the terms of this Term Sheet or the TSA, except as otherwise provided herein or in the TSA.

“Outside Date” shall mean November 15, 2023; provided that, if the Transaction has not been consummated by November 15, 2023 because the Form F-1 has not yet been declared effective by the SEC or the SEC review of the Schedule TO has not been completed, in each case for reasons outside of the Company’s control (regardless whether any other condition remains unsatisfied on the Outside Date), then the Outside Date shall be extended to December 31, 2023; provided, further, if a Scheme Transaction Trigger Event has occurred, the Outside Date shall be automatically extended to the date that is 85 days after the Scheme Transaction Trigger Event; provided, further, that the Outside Date may be extended with the mutual written consent (email being sufficient) of the Company, each Consenting Equityholder and the Steering Committee.

Conditions Precedent to Closing

Customary conditions precedent to occurrence of the Closing Date, including (without limitation):

(i)           the TSA shall not have been terminated and shall remain in full force and effect;

(ii)          documentation implementing the Transaction in accordance with the terms and conditions set forth in the TSA;

(iii)        irrevocable written commitments from certain designated stakeholders to be agreed between the Company and the Steering Committee to support the Transaction (such commitments to be provided upon the execution of the TSA); and

(iv)        all fees and expenses incurred by the Convertible Noteholders through the Closing Date shall have been paid in full by the Company (as described in “Reimbursement of Fees and Expenses”).

Additional Obligations Prior to Closing Date

The Convertible Noteholders’ support for the Transaction on the terms set forth in this Term Sheet are conditioned on the following:

(i)          in accordance with the section above titled “Implementation,” the Company shall provide the statement regarding Alternative Proposals to be included in the proxy materials, the agreed form of which statement is attached to the TSA as Exhibit C;

(ii)         from the date on which the parties enter into the TSA until the Closing Date (the “Interim Period”), the Company will deliver bi-weekly cashflow reporting for the prior two weeks prepared in the ordinary course;

(iii)        the Company’s management and advisors shall provide a good faith response on all reasonable information requests, including requests regarding the Company’s operations and strategic planning, of the Steering Committee during ordinary business hours and made to the individuals listed on Schedule 4(a)(xii) to the TSA in connection with the Transaction and implementation thereof; and

(iv)       during the Interim Period, the Company shall not (A) make any material payments, dispositions, or investments, grant any pledge, lien, security interest or charge, or enter into any transactions that are outside the ordinary course of business consistent with past practice, except pursuant to arrangements in effect as of the date of the entry of the TSA, (B) restrict or encumber cash or cash equivalent balances in excess of the amounts restricted or encumbered as of the date hereof, nor (C) make any material changes to employee agreements or arrangements, in each case except with the consent of the Steering Committee in its reasonable discretion, provided that retention payments may be made to members of management in connection with the Transaction in an aggregate amount not to exceed £524,000; and

(v)         the Company must maintain, at all times during the Interim Period, cash and cash-financed retail inventory together totaling at least £170 million in value, which such amount (A) shall be decreased by any fees and expenses incurred in connection with the Transaction and paid or reimbursed by the Company as of the date of any calculation and (B) shall be further decreased by £10 million on October 1, 2023 and by £10 million on the first day of each succeeding calendar month; provided that any sale leaseback proceeds shall not count towards the minimum liquidity balance; provided, further, that lease exit costs acceptable to the Steering Committee shall be added back to the liquidity balance for such purposes;

If the Company does not comply with each of these additional obligations set forth in clauses (i) through (v) above in any material respect, the Convertible Noteholders may terminate this Term Sheet and the TSA without further obligation arising therefrom or liability for such termination on the terms and conditions set forth in the TSA. For the avoidance of doubt, with respect to clause (i) above, if the Company releases proxy materials with a statement regarding Alternative Proposals other than the statement approved by the Company and Steering Committee, the Convertible Noteholders may terminate this Term Sheet and the TSA in accordance with this paragraph and the TSA.

Except as required by applicable law (including by statute or regulation), the Convertible Noteholders agree that, without the prior written consent of the Company, none of them, individually or collectively, will disclose this Term Sheet or the contents hereof in any public communication or filing including any regulatory filing prior to the execution of Definitive Documents. Further, the Steering Committee and each other Convertible Noteholder party to the TSA shall agree (i) during the period commencing upon the date of effectiveness of the TSA until the date the TSA is no longer in effect, to refrain from directing the Trustee, or encouraging or assisting any other Convertible Noteholder Party (whether directly or indirectly), to exercise any rights or remedies with respect to any failure of the Company to perform any of its obligations under Section 15.01 of the Convertible Notes Indenture, dated February 16, 2022 (as amended), in connection with any “Fundamental Change” under clause (d) of the definition thereunder and (ii) if the Convertible Noteholders do not comply with the foregoing, the Company shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy of any such breach.

Definitive Documents	This Term Sheet is indicative, and any final agreement shall be subject to the execution of relevant Definitive Documents, which documents shall be consistent in all material respects with the terms of this Term Sheet and the TSA and shall contain terms, conditions, representations, warranties, and covenants, in each case, customary for the transactions described herein and for transactions of this type, including a fiduciary out and releases for the Company, the Convertible Noteholders, each party’s officers and directors, and each party’s advisors (subject to customary exclusions for fraud, gross negligence, and willful misconduct). This Term Sheet shall not constitute a contract, arrangement, understanding or relationship among the Convertible Noteholders and the Company or any other person with respect to any securities of the Company. Nothing in this Term Sheet, the TSA, or the Definitive Documents shall impair or alter the fiduciary duties of the New Board.

Exhibit B

FORM OF JOINDER AGREEMENT FOR CONSENTING STAKEHOLDER

This Joinder Agreement to the Transaction Support Agreement, dated as of September 20, 2023 (as amended, supplemented, or otherwise modified from time to time, the “Agreement”), by and among the Company and the Consenting Stakeholders, is executed and delivered by_______________________ (the “Joining Party”) as of ____________, 2023. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

1. Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated, or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a (i) “Consenting Stakeholder” and (ii) a “Party” for all purposes under the Agreement and with respect to any and all indebtedness or shares held by such Joining Party.

2. Representations and Warranties. With respect to the aggregate principal amount of indebtedness or number of shares, in each case, set forth below its name on the signature page hereto, the Joining Party hereby makes the representations and warranties set forth in Section 10 of the Agreement to each other Party to the Agreement.

3. Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions that would require the application of the law of any other jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

CONSENTING STAKEHOLDER

By:
Name:
Title:

Principal Amount of Convertible Notes: $__________

Number of Existing Equity: __________

Notice Address:

______________________________________
______________________________________
______________________________________
Fax:___________________________________
Attention: ______________________________
Email:__________________________________

Exhibit C

Alternative Proposal Statement

●	The following statement will be included in the Summary section and the Invitation for Proposals section of the Proxy Document:

Invitation for Proposals

All existing holders of the Class A ordinary shares of Cazoo Group Ltd are invited to submit alternative proposals with respect to the restructuring of the Company’s debt and equity capital structure. Any and all proposals are welcome, whether dealing with a part or all of the debt and equity capital structure. The Board of Directors of Cazoo Group Ltd will review all proposals submitted by the deadline, consistent with its fiduciary duties under applicable law. Any proposals must be submitted by email to [●] or by mail to [●] by no later than [●], 2023 at 5:00 p.m. (Eastern Time). In the absence of a satisfactory alternative proposal, the existing share capital will be materially diluted as part of the Transaction.

Schedule 1(a)(ccc)

No	Milestone	Date

Schedule 4(a)(xii)

Schedule 8

●	WCH 2022 Quad, LLC

●	WCHS Holdings 1, LLC

●	JADOFF Investments, LP

Schedule 10(a)(ii)

●	Stocking Agreement (Purchase Agency & Sale Arrangement), dated 12 July 2019, between Lombard and Cazoo Limited (as amended, supplemented or otherwise modified from time to time)

●	Vehicle Purchase Agency, Purchase and Sales Agreement, dated December 2020, between Santander Consumer (UK) PLC and Cazoo Limited (as amended, supplemented or otherwise modified from time to time)

●	Investor Rights Agreement, dated August 26, 2021, with respect to the sponsor’s right to designate one director until the expiration of the term of office of the Class III directors

AMENDMENT NO. 1 TO TRANSACTION SUPPORT AGREEMENT

This AMENDMENT NO. 1 TO TRANSACTION SUPPORT AGREEMENT, dated as of November 3, 2023 (this “Amendment”), is entered into by and among (i) Cazoo Group Ltd, a Cayman Islands exempted company (“Cazoo”) and each of its subsidiaries party hereto (each a “Company Party” and, collectively with each other subsidiary of Cazoo, the “Company”), (ii) the undersigned Consenting Noteholders comprising the Steering Committee, and (iii) as of the date hereof unless otherwise set forth on the applicable signature page below and solely with respect to Section 1(b) of this Amendment, each Consenting Equityholder (each, a “Party” and collectively, the “Parties”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Transaction Support Agreement (as defined below).

WHEREAS, the Company, the Steering Committee, and the Consenting Equityholders entered into that certain Transaction Support Agreement, dated as of September 20, 2023 (as amended, modified or supplemented prior to the date hereof, the “Transaction Support Agreement”); and

WHEREAS, as of the date hereof, the Parties desire to enter into this Amendment to make certain modifications to the Transaction Support Agreement, upon the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intended to be legally bound, agree as follows:

1. Amendments. In accordance with the requirements of Section 12 of the Transaction Support Agreement, the Parties hereby agree to amend the Transaction Support Agreement as follows (and to amend the Transaction Term Sheet, mutatis mutandi):

(a) Section 1(q) shall be amended and restated as follows:

“Consent Deadline” means 5:00 p.m. (New York City time) on the date that is 10 Business Days from the date the Exchange Offer Memorandum is issued, posted, and distributed or any other date specified in the Exchange Offer Memorandum as the date by which consents by Convertible Noteholders are due.

(b) Section 1(tt) shall be amended and restated as follows:

“Outside Date” means December 15, 2023; provided that if the Transaction has not been consummated by the Outside Date because the Form F-1 has not yet been declared effective by the SEC or the SEC review of the Schedule TO has not been completed, in each case for reasons outside of the Company’s control (regardless of whether any other condition remains unsatisfied at the Outside Date), the Outside Date shall be automatically extended to January 15, 2024; provided, further, that if a Scheme Transaction Trigger Event has occurred, the Outside Date shall be automatically extended to the date that is 85 days after the Scheme Transaction Trigger Event; provided, further, that the Outside Date may be extended with the prior written consent (email shall suffice) of the Company, each Consenting Equityholder, and the Steering Committee.

(c) Section 1(iii) shall be amended and restated as follows:

“Scheme Transaction Trigger Event” means if (1) holders of more than 75% but less than 100% of the aggregate outstanding principal amount of the Convertible Notes have become (a) Consenting Noteholders or (b) party to an alternative agreement with the Company to tender (or cause to be tendered) each such Convertible Noteholder’s Convertible Notes in the Exchange Offer in accordance with the Exchange Offer Memorandum and not withdraw such Convertible Notes, which agreement shall be in the form and substance reasonably acceptable to the Company and the Steering Committee (each such agreement, an “Alternative Tender Agreement”), in each case by the Consent Deadline, or (2) twenty (20) Business Days following the date that the Consenting Noteholders and the Company receive written confirmation from any Convertible Noteholder that such Convertible Noteholder will not participate in an out-of-court consensual transaction, which notice has not been rescinded during such period; provided that such event shall not be deemed to occur any later than the Consent Deadline.

(d) Section 1(lll) shall be amended and restated as follows:

“Steering Committee” means Viking Global Investors LP and Farallon Capital Management, LLC.

(e) Section 4(a)(vii) shall be amended and restated as follows:

take all actions required to implement the Exchange Offer in accordance with the Transaction Term Sheet and in compliance with the applicable securities regulations, including by timely posting and distributing the Exchange Offer Memorandum and keeping such Exchange Offer open for a period of at least 20 Business Days (provided that the Company may terminate the Exchange Offer after the Consent Deadline, with any such early termination or any extension to be agreed by the Steering Committee);

(f) Section 4(a)(xvi) shall be amended and restated as follows:

cause holders of 100% of the aggregate outstanding principal amount of the Convertible Notes to become either (A) Consenting Noteholders or (B) party to an Alternative Tender Agreement;

(g) Section 5(j) shall be amended and restated as follows:

unless the Transaction is implemented through a Scheme Transaction, holders of 100% of the aggregate outstanding principal amount of the Convertible Notes shall be either (A) Consenting Noteholders or (B) party to an Alternative Tender Agreement;

(h) The provision of the Transaction Term Sheet providing that Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders shall be subject to certain contractual restrictions on transferability (the “Restrictions”) and the related portion of the Condition to Closing set forth in Section 5(f) are hereby waived. Accordingly, Section 5(f) of the Transaction Support Agreement shall be amended and restated as follows:

the New Warrants shall have been issued to the Existing Equityholders in accordance with the requirements in the Transaction Term Sheet, other than the requirement that Existing Equity and New Warrants (and ordinary shares issuable upon exercise thereof) held by the Consenting Equityholders be subject to contractual restrictions on transferability (the “Restrictions”) that provide that the Consenting Equityholders may not transfer their Existing Equity, other than to affiliates, family members, as a gift, for estate planning purposes or pursuant to other exceptions to be agreed, in each case subject to the Restrictions, which requirement has been waived by the Steering Committee;

(i) The provisions of the Transaction Term Sheet set forth under the “Public Listing” heading shall be amended and restated as follows:

For a period of at least 6 months following the execution of the TSA, and in no event less than 3 months following the Closing Date, the Company shall undertake commercially reasonable efforts to maintain Cazoo as a publicly listed company on the NYSE, Nasdaq or such other reputable international exchange mutually agreed upon by the Company and the Steering Committee (such period, the “Public Listing Period”); provided that commercially reasonable efforts shall include providing any information required by any such exchange related to the business, its finances and strategies; provided, further, that notwithstanding anything to the contrary herein, commercially reasonable efforts shall not require the Company to maintain the public listing of Cazoo as a result of a sale of the Company in which the holders of Closing Date Equity receive cash or liquid, marketable securities of another company which are listed on NASDAQ, the NYSE, or such other reputable international stock exchange; provided, further, that (1) the Public Listing Period shall be automatically extended in order to ensure that Cazoo’s executive officers and directors (and former executive officers and directors) shall have at least 30 trading days (whether or not consecutive) following the Closing Date during which such persons shall be permitted to trade their Existing Equity on the applicable exchange in compliance with the Company’s insider trading policies and applicable securities laws; and (2) any waiver of the Restrictions by the Steering Committee on a given day shall count towards the 30 trading days (so long as such Cazoo executive officer or director (or former executive officer or director) is otherwise permitted to trade their Existing Equity under the Company’s insider trading policies and applicable securities laws on such day).

2. Effectiveness. This Amendment shall become effective and binding when counterpart signature pages to this Amendment have been executed and delivered by (i) solely with respect to Section 1(b) of this Amendment, (a) the Company Parties, (b) the Steering Committee, and (c) the Consenting Equityholders and (ii) with respect to the remainder of this Amendment, (a) the Company Parties and (b) the Steering Committee, in each case, to the Parties’ respective counsel.

3. Miscellaneous. Except as expressly set forth herein, the Transaction Support Agreement is and shall remain unchanged and in full force and effect, and nothing contained in this Amendment shall, by implication or otherwise, limit, impair, constitute a waiver of, or otherwise affect the rights of any Party, or shall alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants, or agreements contained in the Transaction Support Agreement.

4. Survival. This Amendment is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, and executors.

5. Governing Law. This Amendment shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction, other than as provided herein.

6. Counterparts. This Amendment may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.  The words “execution,” “signed,” “signature,” and words of like import in or relating to this Agreement will be deemed to include electronic signatures or electronic records, each of which will be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and, as applicable, delivered by their respective duly authorized officers, solely in their respective capacities as officers of the undersigned and not in any other capacity, as of the date first set forth above.

CAZOO GROUP LTD

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Founder and Executive Chairman

CAZOO HOLDINGS LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title:	Director

CAZOO LTD

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title:	Director

CAZOO PROPERTIES LIMITED

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Director

By:	/s/ Paul Woolf
Name:	Paul Woolf
Title:	Director

[Signature Page to TSA Amendment]

Consenting Noteholder Signature Page

VIKING GLOBAL EQUITIES MASTER LTD.,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

VIKING GLOBAL EQUITIES II LP,

By: Viking Global Performance LLC, its investment manager

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler
Title:	Authorized Signatory

Contact Information for all Parties above:

c/o Viking Global Investors LP
660 Fifth Avenue
New York, NY 10103
Attention: General Counsel

With a mandatory copy to:

legalnotices@vikingglobal.com

[Signature Page to TSA Amendment]

Consenting Noteholder Signature Page

Farallon Capital Partners, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Institutional Partners, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Four Crossings Institutional Partners V, L.P.

By: Farallon Institutional (GP) V, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Manager

[Signature Page to TSA Amendment]

Farallon Capital Institutional Partners II, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital Offshore Investors II, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital F5 Master I, L.P.

By: Farallon F5 (GP), L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Farallon Capital (AM) Investors LP

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

[Signature Page to TSA Amendment]

Farallon Capital Institutional Partners III, L.P.

By: Farallon Partners, L.L.C., its General Partner

By:	/s/ Rajiv A. Patel
Name:	Rajiv A. Patel
Title:	Managing Member

Contact Information for all Parties above:
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, CA 94111, USA
Attention:

With a mandatory copy to:
Legal-UK@faralloncapital.com

[Signature Page to TSA Amendment]

Consenting Equityholder Signature Page

By:	/s/ Alex Chesterman
Name:	Alex Chesterman
Title:	Founder and Executive Chairman

Contact Information:
c/o Cazoo Group Ltd
41 Chalton Street
London, NW1 1JD, United Kingdom
Attention: Alex Chesterman
Email: alex.chesterman@cazoo.co.uk

[Signature Page to TSA Amendment]

ANNEX B

DESCRIPTION OF THE NOTES

Cazoo Group Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), will issue US$200 million aggregate principal amount of 4%/2% Cash/Payment-in-Kind Toggle Senior Secured Notes due 2027 (the “Notes”) under an indenture to be dated as of the Issue Date (the “Indenture”), among, inter alios, the Issuer, U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), GLAS Trust Corporation Limited, as security agent (the “Security Agent”) and U.S. Bank Trust Company, National Association, as paying agent (the “Paying Agent”), transfer agent (the “Transfer Agent”) and notes registrar (in such capacity, the “Registrar”). In this “Description of the Notes”, the term “Issuer” refers to Cazoo Group Ltd only and not to any of its Subsidiaries. The Indenture will not be qualified under, incorporate provisions by reference to or otherwise be subject to, the U.S. Trust Indenture Act of 1939, as amended.

The Notes are being issued together with Class A ordinary shares of the Issuer in exchange for all $630 million aggregate principal amount of the Issuer’s 2% Convertible Senior Notes due 2027 in accordance with the terms and conditions of the Transaction Support Agreement. The Notes will be issued in a private exchange offer that is not subject to the registration requirements of the Securities Act. For further information about resale restrictions, see “Transfer Restrictions.”

The following describes the material provisions of the Notes, the Indenture and the Note Guarantees and refers to the Security Documents and the Fundamental Intercreditor Rights that would be applicable to any future Intercreditor Agreement and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, the Security Documents and, if applicable, any Intercreditor Agreement, respectively. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture, the Security Documents and, if applicable, any Intercreditor Agreement in their entirety. Upon the entry into any Intercreditor Agreement as provided for under the Indenture, the Indenture will be subject to the terms of such Intercreditor Agreement (as defined below). The terms of such Intercreditor Agreement will be important to understanding the relative ranking of indebtedness and security, the ability to make payments in respect of the indebtedness, the procedures for undertaking enforcement action, the subordination of certain indebtedness, turnover obligations, release of security and guarantees, and the payment waterfall. We urge you to read the Indenture, the Notes, the Note Guarantees, the Security Documents and the Intercreditor Agreement (if any) because they, and not this description, define your rights as holders of the Notes. Copies of the Indenture, the Notes, the Security Documents and the Intercreditor Agreement (if any) are or will be available as set forth under “Where You Can Find More Information”. You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions”.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

General

The Notes

The Notes will:

●	constitute senior obligations of the Issuer;

●	rank equal in right of payment with all of the Issuer’s existing and future obligations that are not subordinated in right of payment to the Notes;

●	be secured by the Collateral (as defined below) on a first-ranking basis;

●	rank senior in right of payment to any existing and future Indebtedness of the Issuer that is subordinated in right of payment to the Notes;

●	rank effectively senior in right of payment to any existing or future unsecured obligations of the Issuer, to the extent of the value of the Collateral (as defined below) that is available to satisfy the obligations of the Issuer under the Notes;

●	be effectively subordinated to the Issuer’s existing and future secured Indebtedness that is secured by property or assets that do not secure the Notes, to the extent of the value of such property or assets securing such Indebtedness; and

●	be structurally subordinated to all existing and future obligations of the Issuer’s Subsidiaries that do not guarantee the Notes.

The Note Guarantees

On the Issue Date, subject to the Agreed Security Principles, the Notes will initially be guaranteed (the “Issue Date Guarantees”) on a senior, secured basis by the following Subsidiaries of the Issuer incorporated in the United Kingdom (collectively, the “Issue Date Guarantors”): Cazoo Holdings Limited, Cazoo Ltd, Cazoo Properties Limited, Imperial Car Supermarkets Limited, Imperial Cars of Swanwick Limited, Cazoo Subscription Services Limited, Cazoo Wholesale Services Limited, Project Chicago Newco Limited, Arctos Holdings Limited, Moorgate House (Newco) Limited, GBJ Developments Limited, CD Auction Group Limited, Cazoo Support Services Limited, Ensco 1109 Limited, SMH Fleet Solutions Limited and Vans 365 Limited.

In addition, the Issuer may from time to time be required to procure from certain of its Subsidiaries (each, a “Guarantor”) the issuance of additional guarantees pursuant to the provisions set forth under “—Covenants—Future Guarantors” and “—Covenants—Guarantor Coverage” below (any such guarantee an “Additional Note Guarantee” and, together with the Issue Date Guarantees, the “Note Guarantees”). Any Note Guarantee shall be limited as necessary to prevent the relevant Note Guarantee from constituting a fraudulent conveyance, preference, transfer at under value or unlawful financial assistance under applicable law, or otherwise to reflect corporate benefit rules, “thin capitalization” rules, laws on the capital maintenance, limitations of corporate law or purpose, regulations or defenses affecting the rights of creditors generally or other limitations under applicable law which, among other things, might significantly limit the amount that can be guaranteed by the relevant Guarantor. By virtue of these limitations, the obligations of such Guarantor under its Note Guarantee could be significantly less than amounts payable with respect to the Notes or even zero. Each Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Guarantor so long as the exercise of such right does not impair the rights of Holders under the Note Guarantee. See “Risk Factors — Risks Related to the New Notes, the New Notes Guarantees and the New Notes Collateral — Fraudulent and/or voidable transfer laws and other applicable laws permit a court to void the New Notes Guarantees and any liens and security interests in respect thereof, and, if that occurs, you may not receive any payments on the New Notes Guarantees” and “Insolvency Law Considerations and Limitations On The Validity And Enforceability Of the New Notes Guarantees and Certain Security Interests”. The Note Guarantees may be released under certain circumstances as described under “—Release of Note Guarantees.”

The term “Note Guarantees” shall, in addition to the Issue Date Guarantees, also include any such Additional Note Guarantees.

Subject to the above, the Note Guarantee of each Guarantor will:

●	constitute general senior obligations of such Guarantor;

●	rank equally in right of payment with any existing and future indebtedness of such Guarantor that is not subordinated in right of payment to such Guarantor’s Note Guarantee;

●	be secured by the Collateral (as defined below);

●	rank senior in right of payment to any existing and future indebtedness of such Guarantor that is expressly subordinated in right of payment to such Guarantor’s guarantee of the Notes;

●	rank senior to any existing and future unsecured indebtedness of such Guarantor to the extent of the value of the property and assets which secure the Note Guarantee;

●	be effectively subordinated to any existing and future indebtedness of such Guarantor that is secured by liens on property or assets that do not secure such Guarantor’s Note Guarantee, to the extent of the value of the property and assets securing such indebtedness;

●	be structurally subordinated to any existing and future indebtedness of subsidiaries of such Guarantor that do not guarantee the Notes; and

●	be subject to the limitations described herein.

As of and for the year ended December 31, 2022, the Guarantors represented 100% of the Issuer’s revenue and 87.3% of the Issuer’s total assets. As of and for the six months ended June 30, 2023, the Guarantors represented 100% of the Issuer’s revenue and 100% of the Issuer’s total assets. As of the Issue Date, certain of our Subsidiaries will not guarantee the Notes and we may establish further Subsidiaries in the future that will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holder of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. As of and for the year ended December 31, 2022, the non-Guarantor Subsidiaries represented 0% of the Issuer’s revenue and 12.7% of the Issuer’s total assets. As of and for the six months ended June 30, 2023, the non-Guarantor Subsidiaries represented 0% of the Issuer’s revenue and 0% of the Issuer’s total assets.

Claims of creditors of non-Guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred and minority stockholders (if any) of those Subsidiaries will have priority with respect to the assets and earnings of those Subsidiaries over the claims of creditors of the Issuer, including the Holders. The Notes and each Note Guarantee will therefore be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of any future Subsidiaries of the Issuer that do not become Guarantors.

Additional Notes

The Indenture will be unlimited in aggregate principal amount, of which US$200.0 million aggregate principal amount of Notes will be issued on the Issue Date. After the Issue Date, we may issue an unlimited principal amount of additional Notes having substantially identical terms and conditions as the Notes originally issued (together with any notes issued under the Indenture of any other series as further described below, the “Additional Notes”) under the Indenture. We will only be permitted to issue Additional Notes in compliance with the covenants contained in the Indenture, including the covenants restricting the Incurrence of Indebtedness and Liens (as described below under “—Certain Covenants—Limitation on Indebtedness” and “—Certain Covenants—Limitation on Liens”).

Any such Additional Notes shall have terms substantially identical to the Notes originally issued, except in respect of any of the following terms which shall be set forth in an Officer’s Certificate (as defined below) supplied to the Trustee:

(1) the title of such Additional Notes;

(2) the aggregate principal amount of such Additional Notes;

(3) the date or dates on which such Additional Notes may be issued;

(4) the rate or rates (which may be fixed or floating) at which such Additional Notes may bear interest and, if applicable, the interest rate basis, formula or other method of determining such interest rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest may be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable and the basis upon which such interest will be calculated;

(5) the currency or currencies in which such Additional Notes may be denominated and the currency in which cash or government obligations in connection with such series of Additional Notes may be payable;

(6) the maturity date or dates of such Additional Notes, and the date or dates and price or prices at which, the period or periods within which, and the terms and conditions upon which, such Additional Notes may be redeemed, in whole or in part, including, but not limited to, any special mandatory redemption using amounts released from any escrow account into which proceeds of the issuance of such Additional Notes are deposited pending consummation of any acquisition, Investment, refinancing or other transaction (such redemption, an “Additional Notes Special Mandatory Redemption”);

(7) the provisions relating to the escrow of all or a portion of the proceeds of such Additional Notes and the granting of Liens described in clause (30) of the definition of “Permitted Liens” in favor of the Trustee or a security agent solely for the benefit of the Holders of such Additional Notes (and not, for the avoidance of doubt, for the benefit of the Trustee and the Holders of any other Notes), together with all necessary authorizations for the Trustee and the Security Agent to enter into such arrangements; provided that, for so long as the proceeds of such Additional Notes are in escrow, such Additional Notes shall benefit only from such Liens and shall not be subject to any Intercreditor Agreement (if any) or any Additional Intercreditor Agreement and shall not benefit from any security interest in the Collateral;

(8) if other than in denominations of US$1,000 and in integral multiples of US$1 in excess thereof, the denominations in which such Additional Notes may be issued and redeemed;

(9) the status of registration with the SEC of such Additional Notes or the applicable exemption from such registration pursuant to which such Additional Notes may be offered or sold; and

(10) the CUSIP, ISIN, Common Code or other securities identification numbers with respect to such Additional Notes, and the relevant clearing systems.

The Notes (together with any Additional Notes issued from time to time) will be treated as a single class for the purposes of the Indenture with respect to waivers, amendments and all other matters which are not specifically distinguished for a specific series. Unless the context otherwise requires or unless otherwise specified, for all purposes of the Indenture and this “Description of the Notes,” references to the “Notes” include the Notes issued on the Issue Date under the Indenture and any Additional Notes that are actually issued from time to time (including PIK Notes issued in respect of PIK Interest). Additional Notes may be designated to be of the same series as any other series of Notes, including the Notes issued on the Issue Date, but only if they have terms substantially identical in all material respects to such other series, and if so designated shall be deemed to form one series with such other series (it being understood that any Additional Notes that are substantially identical in all material respects to any other series of Notes but for being subject to an Additional Notes Special Mandatory Redemption shall be deemed to be substantially identical to such series of Notes only following the date on which such Additional Notes Special Mandatory Redemption provision ceases to apply).

In the event that any Additional Notes are not fungible with the Notes issued on the Issue Date for U.S. federal income tax, and/or Cayman Islands or United Kingdom tax purposes, such non-fungible Additional Notes shall be issued with a separate CUSIP, ISIN, Common Code or other securities identification number, as applicable, so that they are distinguishable from such Notes.

Principal and Maturity

The Issuer will initially issue US$200.0 million aggregate principal amount of Notes. The Notes will mature on February 16, 2027 (the “Maturity Date”) at their principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the Maturity Date. The Notes will be issued in minimum denominations of US$1,000 and integral multiples of US$1 in excess thereof.

The rights of Holders to receive the payments of interest on the Notes will be subject to applicable procedures of DTC. If a particular interest payment date is not a Business Day, then the payment date will move to the next Business Day, and the Holders of such Notes will not be entitled to any further interest or other payment as a result of any such delay.

Interest

Interest on the Notes will accrue on their outstanding aggregate principal amount at the rate of 6.00% per annum, of which a minimum of 4.00% per annum shall be payable in cash and up to 2.00% per annum shall be with respect to any PIK Interest (as defined below) that the Issuer may, at its option, elect to pay in cash or via the issuance of PIK Notes (as defined below). Interest on the Notes will be paid from and including the Issue Date to but excluding the Maturity Date and will be payable semi-annually in arrears on May 15 and November 15 of each year commencing on May 15, 2024 to the Holders of record of the Notes on the immediately preceding May 1 and November 1 of each year. The Notes shall cease to bear interest at the end of the Business Day immediately preceding the relevant due date for repayment (for so long as the Notes are registered in book-entry form). Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months on the aggregate nominal amount outstanding.

If interest is to be calculated for a period of less than one year (a “Calculation Period”) it shall be calculated on the basis of the Day Count Fraction. “Day Count Fraction” means with regard to the calculation of interest on any Note for any Calculation Period the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months on the aggregate nominal amount outstanding.

Interest on overdue principal, Cash Interest and PIK Interest, as applicable, will accrue at a rate that is 1.00% higher than the then applicable rate of Cash Interest, in the case of overdue principal and/or overdue Cash Interest, or the then applicable rate of PIK Interest, in the case of overdue PIK Interest. In no event, however, will the rate of interest on the notes be higher than the maximum rate permitted by applicable law.

The Issuer is entitled, without the consent of the holders of the Notes, to pay interest by issuing Additional Notes having the same terms and conditions as the Notes (“PIK Notes”). For any interest period, interest at a rate of up to 2% per annum in respect of the then outstanding principal amount of the Notes may be paid through the issuance of PIK Notes either by increasing the principal amount of the outstanding Notes (or by issuing a new Global Note of an increased principal amount) or by issuing PIK Notes in a principal amount equal to such interest (in each case, “PIK Interest”). Unless previously redeemed or repaid, all PIK Notes will mature on the Maturity Date.

Unless so elected by the Issuer, in respect of each interest period, interest payable on the Notes will be paid entirely in cash at the rate of 6.00% per annum (“Cash Interest”); provided that interest in respect of the first interest period from (and including) the Issue Date to May 15, 2024 shall be paid 4.00% in Cash Interest and 2.00% in PIK Interest. In respect of any subsequent interest period, unless the Issuer intends to pay 100% in Cash Interest, the Issuer shall deliver a notice (the “Interest Determination Notice”) to the Trustee and the Paying Agent no later than the date that is five Business Days prior to the commencement of any subsequent Interest Period, which notice shall state the rate of the outstanding principal amount of Notes with respect to which such interest shall be paid in the form of Cash Interest (provided that such rate shall not be less than 4.00% per annum in respect of the then outstanding principal amount of the Notes) (the “Cash Interest Rate”), the corresponding amount of such Cash Interest, the rate of the outstanding principal amount of Notes up to 2.00% per annum with respect to which interest shall be paid in the form of PIK Interest (the “PIK Interest Rate”) and the corresponding amount of such PIK Interest. If the Issuer does not deliver an Interest Determination Notice to the Trustee and the Paying Agent with respect to any Interest Period within this timeline or at all, then the applicable interest in respect to such Interest Period shall be deemed to be the Cash Interest Rate and the PIK Interest Rate set out in the Interest Determination Notice last delivered to the Trustee and the Paying Agent.

Methods of receiving payments on the Notes

Principal, interest, premium and Additional Amounts, if any, on the notes issued in global form (“Global Notes”) will be made by one or more Paying Agents by wire transfer of immediately available funds to the account specified by the Holder or Holders thereof (initially being DTC or its nominee). PIK Interest will be payable with respect to the notes represented by one or more Global Notes by the Issuer delivering an order to increase the principal amount of the applicable Global Note by the relevant amount or, if necessary, by issuing a new Global Note executed by the Issuer and a written order to the Trustee or to the authenticating agent on its behalf to authenticate such new Global Note under the Indenture.

Principal, interest, premium and Additional Amounts, if any, on any certificated securities (“Definitive Registered Notes”) will be payable at the specified office or agency of one or more Paying Agents maintained for such purposes. In addition, Cash Interest payments on the Definitive Registered Notes may be paid by wire transfer to the persons entitled thereto as shown on the register for the Definitive Registered Notes. PIK Interest will be payable with respect to Definitive Registered Notes by the Issuer issuing and delivering to the Trustee and Paying Agent such additional notes in the relevant amount as Definitive Registered Notes and a written order to the Trustee to authenticate and deliver such notes. See “—Paying Agent, Registrar and Transfer Agent for the Notes.”

Book-entry; Delivery and Form

The Notes will be issued in global registered form without interest coupons, as follows:

●	Notes sold within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act will initially be represented by one or more global notes in registered form without interest coupons attached (the “144A Global Notes”). The 144A Global Notes will, on the Issue Date, be deposited with the custodian on behalf of DTC and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC.

●	Notes sold within the United States to institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3). (7), (8), (9), (12) or (13) under the Securities Act) will initially be represented by one or more global notes in registered form without interest coupons attached (the “IAI Global Notes”). The IAI Global Notes will, on the Issue Date, be deposited with the custodian on behalf of DTC and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC.

●	Notes sold to persons who are not U.S. persons (as defined in Regulation S) outside the United States pursuant to Regulation S under the Securities Act will initially be represented by one or more global notes in registered form without interest coupons attached (the “Regulation S Global Notes” and, together with the 144A Global Notes and the IAI Global Notes, the “Global Notes”). The Regulation S Global Notes will, on the Issue Date, be deposited with and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC.

Ownership of interests in the Global Notes (“Book-Entry Interests”) will be limited to Persons that have accounts with DTC for credit to an account of a direct or indirect participant in DTC.

Ownership of interests in the Book-Entry Interests and transfers thereof will be subject to the restrictions on transfer and certification requirements summarized below and described more fully under “Transfer Restrictions”. DTC will credit on its book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of those securities in definitive form. The foregoing limitations may impair your ability to own, transfer or pledge Book-Entry Interests. In addition, while the notes are in global form, holders of Book-Entry Interests will not have the notes registered in their names, will not receive physical delivery of the notes in certificated form and will not be considered the registered owners or “holders” of the notes for any purpose.

So long as the notes are held in global form, DTC (or its nominee) will be considered the sole holder of the Global Notes for all purposes under the indenture. In addition, participants must rely on the procedures of DTC, and indirect participants must rely on the procedures of DTC and the participants through which they own Book-Entry Interests, in order to exercise any rights of holders of the notes under the indenture.

Book-Entry Interests in the 144A Global Notes (the “144A Book-Entry Interests”) and Book-Entry Interests in the IAI Global Notes (the “IAI Book-Entry Interests”) may be transferred to a person who takes delivery in the form of Book-Entry Interests in the Regulation S Global Notes (the “Regulation S Book-Entry Interests”) denominated in the same currency only upon delivery by the transferor of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Regulation S under the Securities Act.

Prior to 40 days after the Issue Date of the Notes, ownership of Regulation S Book-Entry Interests will be limited to persons that have accounts with Euroclear or Clearstream or persons who hold interests through Euroclear or Clearstream, and any sale or transfer of such interest to U.S. persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A under the Securities Act. Subject to the foregoing, Regulation S Book-Entry Interests may be transferred to a person who takes delivery in the form of a Rule 144A Book-Entry Interest only upon delivery by the transferor of a written certification (in the form provided in the Indenture) to the effect that such transfer is being made to a person who the transferor reasonably believes is a “qualified institutional buyer” in a transaction meeting the requirements of Rule 144A under the Securities Act or otherwise in accordance with the transfer restrictions described under “Transfer Restrictions,” and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

In connection with transfers involving an exchange of a Regulation S Book-Entry Interest for a Rule 144A Book-Entry Interest or an IAI Book-Entry Interest, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Notes and a corresponding increase in the principal amount of the Rule 144A Global Notes or the IAI Global Notes.

Definitive Registered Notes may be transferred and exchanged for Book-Entry Interests in a Global Note only as described in the indenture and, if required, only if the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Any Book-Entry Interest in one of the Global Notes that is transferred to a person who takes delivery in the form of a Book-Entry Interest in any other Global Note will, upon transfer, cease to be a Book-Entry Interest in the first mentioned Global Note and become a Book-Entry Interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to Book-Entry Interests in such other Global Note for as long as it remains such a Book-Entry Interest.

Transfers involving an exchange of a Regulation S Book-Entry Interest for a Rule 144A Book-Entry Interest or an IAI Book-Entry Interest will be done by DTC by means of an instruction originating from the trustee through the DTC Deposit/Withdrawal Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the relevant Regulation S Global Note and a corresponding increase in the principal amount of the corresponding Rule 144A Global Note or IAI Global Note. The policies and practices of DTC may prohibit transfer of unrestricted Book-Entry Interests in the Regulation S Global Note prior to the expiration of the 40 days after the date of initial issuance of the Notes.

Security; Release of Collateral

As of the Issue Date, the payment obligations of the Issuer under the Notes and the Guarantors under the Note Guarantees will be secured, respectively, by the following collateral (subject to any Permitted Collateral Liens, the Agreed Security Principles, applicable perfection requirements and exceptions and limitations described herein) (collectively, the “Collateral”):

(a)	a first priority fixed charge over the Issuer’s bank accounts;

(b)	a first priority assignment of material intragroup receivables owed to the Issuer (if any);

(c)	a first priority fixed charge over all of the shares in Cazoo Holdings Ltd granted by the Issuer;

(d)	a first priority fixed charge over each Guarantors’ bank accounts kept in England and the Republic of Ireland;

(e)	a first priority fixed charge over the shares in each Guarantor;

(f)	a first priority assignment of material intragroup receivables owed to each Guarantor; and

(g)	a first priority floating charge over substantially all of the assets of each Guarantor, including intellectual property.

In determining whether and what additional collateral and guarantees may be provided, the following Agreed Security Principles will be taken into account, including the following:

●	general law and statutory limitations, financial assistance, capital maintenance, corporate benefit, fraudulent conveyance, preference, insolvency or “thin capitalization” rules, retention of title claims and similar principles may limit the ability of a member of the group to provide a guarantee or security or may require that the guarantee or security be limited by an amount or otherwise;

●	subject to the guarantee limitations set out in the Indenture, each guarantee will be an upstream, cross-stream and downstream guarantee for all liabilities of the Issuer and Guarantors under the Notes, the Note Guarantees and the Indenture in accordance with, and subject to, the requirements of the Agreed Security Principles in each relevant jurisdiction. Security Documents will, subject to the applicable “guarantee” limitations, secure the guarantee obligations of the relevant security provider or, if such security is provided on a third party basis, all liabilities of the Issuer and Guarantors under the Notes, the Note Guarantees and the Indenture, in each case in accordance with, and subject to, the requirements of the Agreed Security Principles in each relevant jurisdiction;

●	Collateral will be limited to security over the shares in each Guarantor, all material intragroup receivables owed to the Issuer and each Guarantor, all bank accounts of the Issuer and each Guarantor and for Guarantors incorporated in England and Wales, a customary floating charge over substantially all assets (including intellectual property);

●	the relevant member of the group or security provider shall use all reasonable endeavours to assist in demonstrating that adequate corporate benefit accrues to each relevant member of the group or security provider and to overcome any such other limitations to the extent reasonably practicable;

●	in determining whether or not security shall be taken and/or perfected, due regard shall be made to the applicable cost and a cost/benefit analysis, which shall include that no incremental costs must be incurred and no administrative burden or material inconvenience to the ordinary course of operations of the provider of any security interest must be assumed which is disproportionate to the benefit obtained by the beneficiaries of that security interest;

●	the granting or perfection of security, when required, and other legal formalities will be completed as soon as practicable and, in any event, within the time periods specified in the Security Documents therefore or (if earlier or to the extent no such time periods are specified in the Security Documents) within the time periods specified by applicable law in order to ensure due perfection;

●	an entry of any security interest created by the Issuer pursuant to a Security Document to which it is a party shall be made in the register of mortgages and charges of the Issuer to comply with section 54 of the Companies Act (As Revised) of the Cayman Islands;

●	certain supervisory board, works council or other external body consent or advice may be required to enable a member of the group to provide a guarantee or security; such guarantee and/or security shall not be provided unless such consent or advice has been received provided that reasonable endeavors have been used by the relevant member of the group to obtain the relevant consent or advice to the extent reasonably practicable and permissible by law, regulation and custom;

●	any Subsidiary of the Issuer will not be required to give guarantees or enter into Security Documents if they are not wholly-owned by another member or members of the group, provided that no Subsidiary shall be excluded solely as a result of any disposition, sale or other transfer of the equity interests in such Subsidiary if, prior to such disposition, sale or transfer, such Subsidiary was a Guarantor unless (x) such disposition, sale or transfer was consummated for fair market value (as determined by the Issuer acting in good faith) and on an arms’ length basis to a bona fide third party and (y) the primary purpose of such disposition was not the release of the Guarantee by such Subsidiary nor of the Liens securing the Notes on the equity interests in such Subsidiary; provided, further, that such Guarantor shall only be released from its Guarantee if (i) no Event of Default exists or will otherwise result from such transaction and (ii) after giving pro forma effect to such release and the consummation of the transaction that causes such Person to cease to be a Guarantor, the Issuer is deemed to have made a new investment in such Subsidiary in an amount equal to the portion of the fair market value of the net assets of such Person attributable to the Issuer’s or any Restricted Subsidiary’s equity interest therein as determined by the Issuer in good faith and such investment is permitted under the Indenture;

●	it is acknowledged that in certain jurisdictions, it may be impossible, impractical, or disproportionately costly to create guarantees or security over certain categories of assets, in which event guarantees or security will not be taken over such assets;

●	each Security Document shall expressly provide that, with respect to the grant of a floating charge, no transaction security is granted over or in respect of Excluded Assets, provided that all share pledges will create first priority security over the shares pledged (provided further that there shall be no assets (Excluded Assets or otherwise) excluded from any fixed or floating charges granted by Cazoo Holdings Limited);

●	members of the group will not be required to give guarantees or enter into Security Documents if (or to an extent) it is not within the legal capacity of the relevant members of the group or if the same would entail a significant risk of violating the fiduciary duties of those directors or contravening any contractual or legal prohibition or restriction or resulting in personal or criminal liability on the part of any officer; and

●	Security Documents will, where possible and practical, automatically create security over future assets of the same type as those already secured; where local law requires supplemental pledges to be delivered in respect of future acquired assets in order for effective security to be created over that class of asset, such supplemental pledges shall be provided.

Furthermore, any assets (other than shares, bank accounts and intra group receivables) subject to pre-existing third-party arrangements which are permitted by the Indenture and which prevent those assets from being charged will be excluded from any fixed charges under any relevant Security Document, provided that all reasonable endeavors to obtain consents or waivers to subject any such assets to transaction security shall be used by the relevant security grantor.

Applicable law may require that a security interest in certain assets can only be properly perfected and its priority retained through certain actions which, in the case of some Collateral, may not be completed until after the Issue Date.

The Collateral will be pledged pursuant to the Security Documents to the Security Agent on behalf of itself, the Holders of the Notes, the Trustee and holders of any other secured obligations that are secured by the Collateral. Any additional security interests that may in the future be pledged to secure obligations under the Notes and the Note Guarantees would also constitute Collateral.

Subject to certain conditions, including compliance with the covenants described under “—Covenants—Impairment of Security Interest”, “Covenants - Limitations on Indebtedness” and “—Covenants—Limitation on Liens”, the Issuer and its Restricted Subsidiaries will be permitted to grant security over the Collateral in connection with certain future issuances of Indebtedness of the Issuer or its Restricted Subsidiaries, including any Additional Notes, in each case, as permitted under the Indenture and any Intercreditor Agreement.

The Liens on the Collateral will be limited as necessary to recognize certain limitations arising under or imposed by local law and defenses generally available to providers of Collateral (including those that relate to fraudulent conveyance or transfer, voidable preference, financial assistance, corporate purpose or benefit, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law. For a brief description of such limitations, see “Insolvency Law Considerations and Limitations On The Validity And Enforceability Of the New Notes Guarantees and Certain Security Interests”.

The proceeds from the sale of the Collateral may not be sufficient to satisfy the obligations owed to the Holders of Notes and the creditors of any other obligations secured thereby. No appraisals of any Collateral have been prepared by or on behalf of the Issuer, the Security Agent or the Trustee in connection with the offering of the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, or at all. See “Risk Factors—Risks Related to the New Notes—The New Notes are secured only to the extent of the value of the New Notes Collateral that has been granted as security for the New Notes and the New Notes Guarantees, and such security may not be sufficient to satisfy the obligations under the New Notes and the New Notes Guarantees.”

In addition, pursuant to any Intercreditor Agreement or Additional Intercreditor Agreements, in each case as entered into after the Issue Date, the Collateral may be pledged to secure other Indebtedness. See “—Covenants—Impairment of Security Interest” and “—Certain Definitions—Permitted Collateral Liens”).

References to “first-priority” security interests include security interests that were created later in time and thus with junior ranking but are contractually pari passu first-priority and entitled to equal treatment with other first-priority security secured creditors by virtue of any Intercreditor Agreement and include security interests that rank on a first-priority secured basis subject to creditors mandatorily preferred by law.

Under the Security Documents, the Issuer and the Guarantors, among others, will grant security over the Collateral to secure the payment when due of, among others, the Issuer’s and the Guarantors’ payment obligations under the Notes, the Note Guarantees and the Indenture. The Security Documents have been or will be entered into by, among others as the case may be, the relevant security provider and the Security Agent as agent for the secured parties pursuant to the terms of the Indenture and any Intercreditor Agreement. When entering into the Security Documents, the Security Agent will act in its own name, but for the benefit of the secured parties (including the Trustee and the Holders of Notes from time to time) pursuant to the terms of the Indenture and any Intercreditor Agreement. The Holders of Notes may only act through the Security Agent in accordance with the terms of the Indenture, any Intercreditor Agreement and any Additional Intercreditor Agreement.

In the event that the Issuer or its Subsidiaries enter into insolvency, bankruptcy or similar proceedings, the security interests created under the Security Documents or the rights and obligations enumerated in any Intercreditor Agreement could be subject to potential challenges. If any challenge to the validity of the security interests or the terms of any Intercreditor Agreement were successful, the Holders of Notes might not be able to recover any amounts under the Security Documents. See “Risk Factors—Risks Related to the New Notes—It may be difficult to realize the value of the New Notes Collateral”.

Subject to the terms of the Indenture, the Security Documents, any Intercreditor Agreement and any Additional Intercreditor Agreement, [other than in respect of the bank accounts subject to fixed charges under the Security Documents (subject to certain exceptions to be agreed),] the Issuer and the relevant security provider will have the right to remain in possession and retain exclusive control of the Collateral securing Notes, to freely operate the property and assets constituting Collateral and to collect, invest and dispose of any income therefrom (including any and all dividends, distributions or similar cash and non-cash payments in respect of Capital Stock that is part of the Collateral). [The Security Agent shall, at all times, have consent rights in relation to the operation and control of the bank accounts (save in respect of certain operational functions to be agreed).]

The Security Agent will release the security interest in respect of the Collateral under one or more of the following circumstances:

(a)	in connection with any sale, exchange, assignment, transfer, conveyance or other disposition of such property or assets to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the sale, exchange, assignment, transfer, conveyance or other disposition does not violate the provisions described under “—Covenants—Limitation on Sales of Assets” below and is otherwise in compliance with the Indenture;

(b)	in the case of a Guarantor that is released from its Note Guarantee pursuant to the terms of the Indenture, the release of the property, assets and Capital Stock, of such Guarantor which was part of the Collateral;

(c)	if the Issuer designates any of its Restricted Subsidiaries to be an Unrestricted Subsidiary as permitted under and in compliance with the Indenture, the release of the property, assets and Capital Stock of such Restricted Subsidiary;

(d)	upon payment in full of principal, interest and all other obligations on the Notes or legal defeasance, covenant defeasance or satisfaction and discharge of the Notes, as provided in “—Legal Defeasance or Covenant Defeasance” and “—Satisfaction and Discharge”;

(e)	upon redemption of all the Notes;

(f)	in connection with an enforcement action taken by certain secured creditors of the Issuer and its Restricted Subsidiaries in accordance with any Intercreditor Agreement or any Additional Intercreditor Agreement;

(g)	as provided for under “—Amendments and Waivers”;

(h)	with respect to any property or assets that become Collateral securing the Notes and/or any Note Guarantee pursuant to clause (a)(ii) of the covenant “—Covenants—Limitation on Liens”, upon the release and discharge (other than as a result of an enforcement action) of the Initial Lien, to the extent that such Lien does not secure any other Pari Passu Indebtedness;

(i)	in accordance with the Security Documents, any Intercreditor Agreement or any Additional Intercreditor Agreement;

(j)	as a result of a transaction permitted by the covenant described below under “—Covenants—Merger and Consolidation”; or

(k)	as otherwise permitted in accordance with the Indenture.

The Security Agent shall be entitled to accept an Officer’s Certificate and Opinion of Counsel as sufficient evidence of compliance with this paragraph, in which event it shall be conclusive and binding on the Holders.

The Security Agent and the Trustee (but only if required as evidenced by an Officer’s Certificate and Opinion of Counsel) will take all action requested by the Issuer to effectuate any release of Collateral securing the Notes and the Note Guarantees, in accordance with the provisions of the Indenture, any Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document. Each of the releases set forth above shall be effected by the Security Agent without the consent of the Holders or any action on the part of the Trustee (unless action is required to effect such release as evidenced by an Officer’s Certificate and Opinion of Counsel).

Intercreditor Agreement

At the request of the Issuer, at the time of, or prior to, the Incurrence of (A) any Indebtedness by the Issuer or any of its Restricted Subsidiaries that is permitted to share the Collateral permitted to be incurred under the covenant described below under “Covenants – Limitation on Indebtedness” on a pari passu basis (“Pari Passu Indebtedness”) or (B) Indebtedness permitted under clause (vi) of “Covenants - Limitations on Indebtedness” (the “Super Senior Hedging Liabilities”), for which any security that may be granted in respect of the Notes or the Note Guarantees (the “Shared Collateral”) may rank junior with respect to distributions of proceeds of any enforcement of the Shared Collateral, the Issuer or the relevant Restricted Subsidiary, the Trustee and the relevant security agent will enter into an intercreditor agreement (each an “Intercreditor Agreement”) in respect of the Shared Collateral with the other creditors sharing the benefit of such Lien (together with the Trustee and the Holders of the Notes, the “Secured Creditors” and the liabilities owing to such creditors being the “Secured Liabilities”) (or their agent, representative or trustee), containing provisions which reflect the following (together, the “Fundamental Intercreditor Rights”):

(i) obligations under the Notes and the Note Guarantees shall rank pari passu in right and priority of payment with any Pari Passu Indebtedness, any Super Senior Hedging Liabilities and any obligations under any other hedging agreements permitted to be secured on a senior ranking pari passu basis with the Notes and Note Guarantees (“Pari Passu Hedging Liabilities”);

(ii) the Shared Collateral shall rank and secure the obligations under the Notes and the Note Guarantees (as applicable under the relevant Security Document), any Pari Passu Indebtedness, any Super Senior Hedging Liabilities and any Pari Passu Hedging Liabilities pari passu provided that all amounts received or recovered by any security agent in connection with the realization of the Shared Collateral or on an enforcement or a distressed disposal of assets comprising part of the Shared Collateral or otherwise for application in accordance with the payments waterfall in any Intercreditor Agreement shall be applied such that, among other things, payments of any Super Senior Hedging Liabilities (the creditors of such liabilities being the “Super Senior Hedging Counterparties”) shall be applied pari passu and pro rata among such Super Senior Hedging Liabilities, and in priority to payments in respect of the obligations under the Notes and the Note Guarantees, any Pari Passu Indebtedness and any Pari Passu Hedging Liabilities (together, the “Pari Passu Liabilities” and the creditors of such liabilities being the “Pari Passu Creditors”), which shall be applied pari passu and pro rata among such Pari Passu Liabilities;

(iii) any Intercreditor Agreement shall not restrict payments in respect of any obligations under Pari Passu Indebtedness or obligations under the Pari Passu Indebtedness or under the Notes or the Note Guarantee (together, the “Pari Passu Creditor Obligations”) or any obligations under any Super Senior Hedging Liabilities except that, following the occurrence of an acceleration event under any Pari Passu Indebtedness, the Notes under the Indenture or any Super Senior Hedging Liabilities or certain events of bankruptcy or insolvency, neither the Issuer nor the Restricted Subsidiaries (the “Debtors”) may make and no Pari Passu Creditors or Super Senior Hedging Counterparties may receive payments of the Pari Passu Creditor Obligations or the Super Senior Hedging Liabilities, respectively, except amounts distributed in accordance with such Intercreditor Agreement;

(iv) upon any of the Liens becoming enforceable, enforcement decisions under the Shared Collateral documents will be made by the instructing group (“Instructing Group”) being (i) at any time on or after the discharge of the Pari Passu Liabilities in full or subject to customary step-in events, the Super Senior Hedging Counterparties whose super senior credit participations represent more than 66 2/3% of the aggregate super senior credit participations in respect of any Super Senior Hedging Liabilities (the “Majority Super Senior Hedging Counterparties”) and/or (ii) the Pari Passu Creditors whose senior secured credit participations represent more than 50% of the aggregate senior secured credit participations in respect of the Pari Passu Liabilities (the “Majority Senior Secured Creditors”), on a euro-for-euro basis and, in each case, subject to the consultation period referred to below and provided that such instructions are consistent with the Enforcement Principles (as defined below). No Secured Creditor shall have any independent right to enforce any of the Liens or to instruct or require the security agent to enforce any of the Shared Collateral documents except as instructed by the Instructing Group. Any instructions given by the Instructing Group will be binding on all of the Secured Creditors;

(v) the Security Agent shall enforce or restrain from enforcing any transaction security in a manner aimed to maximize the recoveries for Secured Liabilities in so far as is consistent with the terms of any Intercreditor Agreement and subject to the Enforcement Principles (taking into account, among other things, the manner of enforcement) to be agreed amongst the relevant Secured Creditors under the relevant Intercreditor Agreement;

(vi) prior to giving any instructions to the security agent to commence enforcement of all or part of the Shared Collateral and/or the requesting of a distressed disposal in respect of assets subject to the Shared Collateral and/or the release or disposal of claims (“Enforcement”), the relevant representative of the Secured Creditors shall notify the representatives in respect of the other relevant Secured Creditors that the applicable Shared Collateral has become enforceable. As soon as reasonably practicable after receipt of such a notice instructing the security agent to solicit instructions to enforce security given by the Majority Super Senior Hedging Counterparties (if any) and/or the Majority Senior Secured Creditors, the security agent shall distribute such notice to the relevant addressees, following which such representatives will consult in good faith with each other and the security agent for a period of 15 days from the date such notice is received by such persons (or such shorter period as the relevant parties may agree) with a view to coordinating the instructions to be given by an Instructing Group and agreeing an enforcement strategy (the “Consultation Period”);

(vii) no such consultation shall be required where (a) the Shared Collateral is enforceable due to an insolvency event affecting the Issuer, any other borrower or guarantor of any Secured Liabilities, or any subsidiary that is a “Significant Subsidiary” or “Material Company” as may be defined in the documentation in respect of the Secured Liabilities (each a “Relevant Company”); or (b) the relevant Instructing Group determines in good faith (and notifies each other representative of the Secured Creditors) that any delay caused by such consultation could reasonably be expected to reduce the amount likely to be realized to a level such that the Super Senior Hedging Liabilities (if any) would not be discharged in full or to have a material adverse effect on the ability to effect an Enforcement or a distressed disposal and, in each case any instructions will be limited to those necessary to protect or preserve the interests of the Secured Creditors on behalf of which the relevant Instructing Group is acting and the security agent shall act in accordance with the instructions first received;

(viii) subject to the paragraph below, in the event that conflicting instructions (and for these purposes silence is deemed to be a conflicting instruction) are received from either Instructing Group by the end of the Consultation Period (which have not be resolved), the security agent shall enforce the Shared Collateral and/ or refrain from enforcing the Shared Collateral and/or take the relevant other enforcement action in accordance with the instructions provided by the Majority Senior Secured Creditors, in each case, provided such instructions are consistent with the Enforcement Principles;

(ix) if any Super Senior Hedging Liabilities have been incurred and (a) the Super Senior Hedging Liabilities have not been repaid in full in cash within six months of the end of the Consultation Period; (b) the security agent has not commenced any Enforcement (or any transaction in lieu) or other enforcement action within three months of the end of the Consultation Period; or (c) an insolvency event has occurred with respect to a Relevant Company and the security agent has not commenced any Enforcement (or any transaction in lieu) or other enforcement action at that time with respect to such Relevant Company, then the security agent shall thereafter follow any instructions that are subsequently given by the Majority Super Senior Hedging Counterparties (provided such instructions are consistent with the Enforcement Principles) to the exclusion of any given by the Majority Senior Secured Creditors;

(x) any Intercreditor Agreement will contain (a) customary turnover and distressed disposal provisions (for the avoidance of doubt, distressed disposal will be defined to only apply to distressed disposals in respect of assets that are subject of the Shared Collateral), (b) customary anti-layering provisions and (c) customary subordination provisions regarding shareholder and/or intra-group liabilities. (for the avoidance of doubt, (x) shareholder creditors will not be required but will, at their discretion, be permitted to accede to the Intercreditor Agreement in order to subordinate their claims; and (y) there will be no requirement to grant Liens over any shareholder liabilities in favor of the Secured Parties);

(xi) any Intercreditor Agreement shall include provisions such that if, for any reason, any of the Pari Passu Creditor Obligations remain unpaid after the date enforcement action is taken and the resulting losses are not borne by the Pari Passu Creditors in the proportions which their respective exposures at such enforcement date bore to the aggregate exposures of all of the Pari Passu Creditors at such enforcement date, the Pari Passu Creditors will make such payments among themselves as the security agent shall require to put the Pari Passu Creditors in such a position that (after taking into account such payments) those losses are borne in those proportions. The Trustee will not be required to make payments if it has distributed amounts received to Holders of the Notes and did not have actual notice on the date of such distribution of the obligation to make such equalization payments;

(xii) if in relation to any request for a vote, action or decision to be taken by any group of Pari Passu Creditors as required under any Intercreditor Agreement (including, without limitation, for the purpose of constituting the Instructing Group as defined above), any Pari Passu Creditor within such respective class fails to vote in favor of or against such request, or fails to provide details of its relevant participation or liabilities owed to it to the security agent within 30 Business Days from the date on which notice of such request, action or decision was given to all the Pari Passu Creditors then eligible to vote thereon, then that Pari Passu Creditor’s participation and/or liabilities owed to it shall be deemed to be zero for the purpose of calculating the relevant total participations and/or liabilities when ascertaining whether any relevant percentage has been obtained to carry that vote or approve that action or decision;

(xiii) any Intercreditor Agreement shall permit, on customary terms, the refinancing of:

(a) any Pari Passu Creditor Obligations with other senior secured equal ranking debt and for such new indebtedness to be ranked equally with other Pari Passu Creditor Obligations (including sharing in the Shared Collateral), provided that such debt is permitted to be incurred under the terms of the relevant credit documentation in respect of (1) any Pari Passu Creditor Obligations that will remain following such refinancing and (2) any Super Senior Hedging Liabilities; and

(b) any Super Senior Hedging Liabilities with other senior secured equal ranking hedging liabilities and for such new indebtedness to be ranked senior to the Pari Passu Liabilities, provided that such debt is permitted to be incurred under the terms of the relevant credit documentation in respect of any Pari Passu Creditor Obligations;

(xiv) the Intercreditor Agreement will also allow for accession by creditors of future indebtedness of the Issuer and/or the Debtors (which is permitted by or not restricted under the Notes and terms of the Indenture as senior subordinated creditors ranking subordinated in respect of payment to Pari Passu Creditor Obligations and secured on certain of the Collateral on a second or lesser-ranking basis (the “Future Senior Subordinated Debt”) and provided that the establishment of such future indebtedness complies with agreed parameters (if any) for the relevant class of such future indebtedness. Any such future indebtedness that is subordinated to the Senior Secured Debt and complies with agreed parameters (if any) for the establishment of senior subordinated debt shall be “Future Senior Subordinated Debt” for the purposes of the Intercreditor Agreement. Holders of Future Senior Subordinated Debt are “Future Senior Subordinated Creditors”. There will, subject to the agreement of the Security Agent, be a single Security Agent appointed to act at all times on behalf of all Senior Secured Creditors and Future Senior Subordinated Creditors;

(xv) future Senior Subordinated Creditors will be subject to customary restrictions on enforcement (including customary standstill provisions and payment blocks) and customary provisions with regards to turnover, distressed disposal and value protection;

(xvi) any Intercreditor Agreement will contain the guarantees and indemnities, in each case in a form substantially identical to the form of the Note Guarantees contained in the Indenture, for the benefit of Secured Creditors under the Pari Passu Indebtedness and the Super Senior Hedging Liabilities and such debt shall not be permitted to have the benefit of any other guarantees or indemnities not otherwise granted for the benefit of the Holders;

(xvii) the Intercreditor Agreement will contain customary subordination provisions and restrictions relating to (x) the receivables owing from any member of the Group to any shareholder of the Issuer in respect of any existing or future loan (the “Shareholder Debt Liabilities”) made to the Issuer or any of its Restricted Subsidiaries (each a “Shareholder Subordinated Lender”) and such Shareholder Subordinated Lenders shall accede to the Intercreditor Agreement in respect of such Shareholder Debt Liabilities, and (y) certain members of the Group that lend to a Debtor (each an “Intragroup Lender”) that will accede to the Intercreditor Agreement with respect to the loans or indebtedness owing from such Debtor to such member of the Group in respect of intra-group loans (the “Intra-Group Liabilities”); and

(xviii) any Intercreditor Agreement shall be governed by the laws of England and Wales.

The Shared Collateral will only be released, and Liens will only be granted on the assets the subject of the Shared Collateral, to the extent permitted under (or not prohibited by) the Indenture, the documents governing the terms of the Pari Passu Indebtedness, the documents governing the terms of any Super Senior Hedging Liabilities and the documents governing the terms of the Future Senior Subordinated Debt, and the terms for release of the Shared Collateral will be substantially similar to the terms of the release of the Note Guarantees in the Indenture (including as to the release and retaking of any of the Shared Collateral in order to give effect to any future incurrence of Indebtedness or a refinancing of any Indebtedness that shares in the Shared Collateral).

Each Intercreditor Agreement will have an intercreditor agent or security agent who acts on behalf of all of the Super Senior Hedging Counterparties (if any), the Future Senior Subordinated Creditors (if any) and the Pari Passu Creditors, including the Holders of the Notes and the Trustee.

Any Intercreditor Agreement may contain provisions in addition to those described above to the extent necessary or desirable to enable the Issuer or any of its Restricted Subsidiaries to enter into and consummate corporate, financing and other transactions. Provided such provisions do not conflict with the Fundamental Intercreditor Rights described above, and provided that such Intercreditor Agreement contains such provisions as are customarily requested by note trustees when entering into intercreditor agreements on behalf of Holders of Notes, the Trustee shall enter into such Intercreditor Agreements on behalf of the Holders of Notes.

The Indenture will provide that, at the written direction of the Issuer and without the consent of the Holders of the Notes, the Trustee may from time to time enter into one or more amendments to any Intercreditor Agreement or deed to: (i) cure any ambiguity, defect or inconsistency therein; (ii) increase the amount of Indebtedness of the types covered by any Intercreditor Agreement in a manner not prohibited by the Indenture and in a manner substantially consistent with the ranking and terms of such Intercreditor Agreement; (iii) add Guarantors or other parties (such as representatives of new issuances of Indebtedness) thereto; (iv) make any change necessary or desirable, in the good faith determination of the Board of Directors of the Issuer, in order to implement any transactions permitted under the caption “—Certain Covenants—Merger and Consolidation;” provided that such change does not adversely affect the Fundamental Intercreditor Rights of any Holder of the Notes in any material respect; or (v) make any other such change thereto that does not in any material respect adversely affect the Fundamental Intercreditor Rights of any Holder of the Notes. The Issuer shall not otherwise direct the Trustee to enter into any amendment to any Intercreditor Agreement without the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding, except as otherwise permitted below under “—Amendments and Waiver” and shall not direct the Trustee to enter into any amendment to any Intercreditor Agreement which adversely affects the rights or immunities of the Trustee. In connection with such notices, the Trustee will be entitled to receive and rely absolutely upon an Officer’s Certificate and Opinion of Counsel.

Each Holder of a Note, by accepting such Note, will be deemed to have: (1) appointed and authorized the Trustee to give effect to such provisions; (2) authorized the Trustee to become a party to any future intercreditor arrangements described above; (3) agreed to be bound by such provisions and the provisions of any future intercreditor arrangements described above; and (4) irrevocably appointed the Trustee to act on its behalf to enter into and comply with such provisions and the provisions of any future intercreditor arrangements described above. All references to the Trustee in this section “—Intercreditor Agreement” shall be deemed to include reference to the Security Agent as applicable.

In this section, “Enforcement Principles” shall include the following:

1.	Definitions:

“Competitive Sales Process” means any public auction or other competitive sale process conducted in accordance with the advice of a Third Party Adviser as selected by the Security Agent (it being acknowledged that the Security Agent shall have no obligation to select or engage any Third Party Adviser unless it shall have been indemnified and/or secured and/or prefunded to its satisfaction) with a view to obtaining the best price reasonably obtainable taking into account all relevant circumstances in which the relevant Secured Creditors are entitled to participate as prospective buyers and/or financiers (including as part of a consortium).

For the purposes of this definition, “entitled to participate” shall be interpreted to mean:

(i)	that any offer, or indication of a potential offer, that a holder of any Secured Liabilities makes shall be considered by those running the Competitive Sales Process against the same criteria as any offer, or indication of a potential offer, by any other bidder or potential bidder; and

(ii)	any holder of any Secured Liabilities that is considering making an offer in any Competitive Sales Process is provided with the same information, including any due diligence reports, and access to management that is being provided to any other bidder at the same stage of the process.

If, after having applied the same criteria referred to in paragraph (i) above, the offer or indication of a potential offer made by a holder of any Secured Liabilities is not considered by those running the Competitive Sales Process to be sufficient to continue in the sales process, such consideration being against the same criteria as any offer, or indication of a potential offer, by any other bidder or potential bidder (such continuation may include being invited to review additional information or being invited to have an opportunity to make a subsequent or revised offer, whether in another round of bidding or otherwise), then the right of a holder of any Secured Liabilities under any Intercreditor Agreement to so participate shall be deemed to be satisfied.

“Enforcement Objective” means maximising, to the extent consistent with a prompt and expeditious realisation of value and with the rights and obligations of the Security Agent under the Intercreditor Agreement, the value realised from Enforcement; and

“Fairness Opinion” means, in respect of any Enforcement, an opinion from a reputable, independent and internationally recognised investment bank, firm of accountants or third party professional firm which is regularly engaged in issuing such opinions (a “Third Party Adviser”) that the proceeds received or recovered in connection with that Enforcement are fair from a financial point of view taking into account all relevant circumstances.

2.	Any enforcement of transaction security shall be consistent with the Enforcement Objective, provided that the Security Agent shall have no obligation to postpone (or request the postponement of) any distressed disposal or liabilities sale in order to achieve a higher price.

3.	Without prejudice to the Enforcement Objective, the transaction security will be enforced and other action as to Enforcement will be taken such that either:

(a)	to the extent the relevant Instructing Group is the Majority Super Senior Hedging Counterparties, all proceeds of enforcement are received by the Security Agent in cash for distribution in accordance with the section of the relevant Intercreditor Agreement governing application of proceeds; or

(b)	to the extent the relevant Instructing Group is the Majority Senior Secured Creditors either:

(i)	all proceeds of Enforcement are received by the Security Agent in cash for distribution in accordance with the section of the relevant Intercreditor Agreement governing application of proceeds; or

(ii)	sufficient proceeds from Enforcement will be received by the Security Agent in cash to ensure that, when the proceeds are applied in accordance with the section of the relevant Intercreditor Agreement governing application of proceeds, all Super Senior Hedging Liabilities would be fully and finally discharged to the satisfaction of each Super Senior Hedging Counterparty.

4.	On:

(a)	a proposed Enforcement in relation to assets forming part of the Shared Collateral other than shares in a member of the Group over which transaction security exists, where the aggregate book value of such assets exceeds £5,000,000 (or its equivalent in any other currency or currencies); or

(b)	a proposed Enforcement in relation to Shared Collateral comprising some or all of the shares in a member of the Group over which transaction security exists,

which, in either case, is not being effected through a Competitive Sales Process, the Security Agent shall, if requested by the Majority Super Senior Hedging Counterparties or the Majority Senior Secured Creditors, appoint a Third Party Adviser to provide a Fairness Opinion in relation to that Enforcement, provided that the Security Agent shall not be required to appoint a Third Party Adviser nor obtain a Fairness Opinion if a proposed Enforcement:

(i)	is in accordance with any applicable law; and

(ii)	complies with section of the relevant Intercreditor Agreement governing distressed disposals.

5.	The Security Agent shall be under no obligation to appoint a Third Party Adviser or to seek the advice of a Third Party Adviser unless expressly required to do so by these Enforcement Principles or any other provision of the relevant Intercreditor Agreement.

6.	The Fairness Opinion (or any equivalent opinion obtained by the Security Agent in relation to any other Enforcement of the transaction security that such action is fair from a financial point of view after taking into account all relevant circumstances) will be conclusive evidence that the Enforcement Principles have been met.

7.	In the absence of written notice from a Secured Creditor or group of Secured Creditors, that such Secured Creditor(s) object to any enforcement of any transaction security on the grounds that such enforcement action does not aim to achieve the Enforcement Objective, the Security Agent is entitled to assume that such enforcement of any Transaction Security is in accordance with the Enforcement Objective.

8.	If the Security Agent is unable to obtain a Fairness Opinion after attempting to do so (and after considering making such modifications to the enforcement process as may be reasonably available and consistent with the Enforcement Principles to obtain such opinion) because such opinions are not generally available in the market in such circumstances it shall notify each Senior Creditor (or their agent, representative or trustee) and may proceed to enforce any transaction security without needing to demonstrate (by way of a Fairness Opinion or otherwise) that such enforcement is aiming to achieve the Enforcement Objective.

Release of Note Guarantees

A Note Guarantee shall be released and discharged, automatically, unconditionally and without further action on the part of the Security Agent or the Trustee:

(a)	(i) upon a sale, exchange, assignment, transfer, conveyance or other disposition (including by way of consolidation or merger) of any Capital Stock of the relevant Guarantor (whether by direct sale or sale of a holding company as a result of which such Guarantor would no longer be a Restricted Subsidiary) or (ii) in connection with any sale, exchange, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, in each case, if the sale, exchange, assignment, transfer, conveyance or other disposition does not violate the provisions described in sub-paragraphs (i) and (ii) of the first paragraph under “—Covenants—Limitation on Sales of Assets” below and is otherwise in compliance with the Indenture;

(b)	upon the release of the Note Guarantee of Indebtedness that resulted in the creation of the relevant Note Guarantee under the covenant described below under “—Covenants—Future Guarantors” or “—Covenants—Guarantor Coverage” so long as no Event of Default would arise as a result and no other Indebtedness of the Issuer or any Guarantor at that time is Guaranteed by the relevant Guarantor;

(c)	upon legal defeasance, covenant defeasance or satisfaction and discharge of the Notes, as provided in “—Legal Defeasance or Covenant Defeasance” and “—Satisfaction and Discharge”;

(d)	upon redemption of all the Notes;

(e)	if the Issuer designates a Guarantor as an Unrestricted Subsidiary as permitted under and in compliance with the Indenture;

(f)	in accordance with the provisions of any Intercreditor Agreement, any Additional Intercreditor Agreement or any Security Document;

(g)	as a result of a transaction permitted by the covenant described below under “—Covenants—Merger and Consolidation—Guarantors”; or

(h)	as provided for under “—Amendments and Waivers”.

No release and discharge of a Note Guarantee pursuant to clauses (b) and (e) above shall be effective (i) if a Default or an Event of Default has occurred and is continuing under the Indenture as of the time of such proposed release and discharge until such time as such Default or Event of Default is cured or waived and (ii) until the Issuer shall have delivered to the Trustee (x) an Officer’s Certificate and (y) Opinion of Counsel, each stating that all conditions precedent set forth in the Indenture have been fulfilled and that such release and discharge is authorized and permitted pursuant to the Indenture. The Trustee shall be entitled to accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of such conditions precedent, in which event it shall be conclusive and binding on the Holders.

Upon any occurrence giving rise to a release of a Note Guarantee, as specified above, the Trustee, subject to receipt of certain documents from the Issuer or a Guarantor, will take all action and execute any documents, including the granting of releases or waivers under any Intercreditor Agreement or any Additional Intercreditor Agreement, reasonably requested by the Issuer in order to evidence such release, discharge and termination in respect of any Note Guarantee to be released as described above. None of the Issuer nor any Guarantor will be required to make a notation on the Notes to reflect any such release, discharge or termination. Each of the releases and amendments set forth above shall be effected by the Trustee without any consent of the holders or any action on the part of the Trustee unless such action is required to effect a release.

Restricted Subsidiaries

As of the Issue Date, all of the Subsidiaries of the Issuer will be “Restricted Subsidiaries”. However, under the circumstances described below under “—Covenants—Restricted and Unrestricted Subsidiaries”, the Issuer will be permitted to designate Restricted Subsidiaries as “Unrestricted Subsidiaries”. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.

Paying Agent, Registrar and Transfer Agent

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes. The initial Paying Agent will be U.S. Bank Trust Company, National Association.

The Issuer will also maintain one or more registrars (each a “Registrar”) and one or more transfer agents (each a “Transfer Agent”). The initial Registrar will be U.S. Bank Trust Company, National Association, and the initial Transfer Agent will be U.S. Bank Trust Company, National Association. No service charge will be made for any registration of a transfer, exchange or redemption of the Notes but, in certain circumstances, the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection with any such registration or transfer or exchange.

Upon written notice to the Trustee, the Issuer may change the Paying Agent, the Registrar or the Transfer Agent without prior notice to the holders of the Notes. For so long as the Notes are listed on the Official List of The International Stock Exchange (the “Exchange”) and the rules of The International Stock Exchange Authority Limited (the “Authority”) so require, the Issuer will notify the Authority of any change of the Paying Agent, the Registrar or the Transfer Agent.

In addition, the Issuer or any of its Subsidiaries may act as paying agent in connection with the Notes, provided, however in no event may the Issuer act as Paying Agent or appoint a Paying Agent in any jurisdiction where the Paying Agent would be obliged to withhold or deduct tax in connection with any payment made by it in relation to the Notes. The Issuer will make payments on the Global Notes to the Paying Agent for further credit to DTC which will in turn, distribute such payments in accordance with their applicable procedures. The Issuer will make all payments in same-day funds.

Payment of Additional Amounts

All payments by or on behalf of the Issuer or, pursuant to the terms of the relevant Note Guarantee, any present or future Guarantor or any successor of any of the foregoing (each a “Payor”) under or with respect to the Notes or any Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any Taxes, unless the deduction or withholding of such Taxes is required by law. If any withholding or deduction for, or on account of, any Taxes imposed by or on behalf of or levied within (i) the United Kingdom or any political subdivision or taxing authority thereof or therein, (ii) any jurisdiction from or through which payment on the Notes or a Note Guarantee is made for or on behalf of a Payor (including the jurisdiction of any Paying Agent) or any political subdivision thereof or therein, (iii) any other jurisdiction in which a Payor is organized or otherwise considered to be resident or has a permanent establishment for tax purposes or (iv) any province, municipality or other political subdivision or taxing authority in or of any such jurisdiction under foregoing (i) through (iii) (any such jurisdiction under foregoing (i) through (iv) a “Relevant Tax Jurisdiction”), will at any time be required by law to be made from any payments including, without limitation, payments of, or in respect of, principal, redemption or repurchase price, premium or interest made by or on behalf of the Issuer or any Guarantor under or with respect to the Notes or any Note Guarantee, the relevant Payor shall pay (together with such payment) such additional amounts as may be necessary in order that the net amounts received by the holders of the Notes after such withholding or deduction (including any deduction or withholding from such additional amounts) shall equal the respective amounts that would have been receivable in respect of the relevant Notes, in the absence of such deduction or withholding (the aggregate of such additional amounts, “Additional Amounts”), except that no such Additional Amounts shall be payable with respect to:

(a)	any Taxes, to the extent such Taxes are withheld, deducted or imposed by reason of the Holder [or beneficial owner] of a Note (or a fiduciary, settler, beneficiary, partner, member or shareholder of, or possessor of power over the relevant Holder [or beneficial owner], if the relevant Holder [or beneficial owner] is an estate, nominee, trust, partnership, limited liability company or corporation) having, or having had, some personal or business connection with the Relevant Tax Jurisdiction (other than the mere acquisition, ownership, holding or disposition of such Note, the enforcement of rights under such Note or under a Note Guarantee, or the receipt of any payments in respect of such Note or Note Guarantee);

(b)	any Taxes that are payable otherwise than by deduction or withholding from a payment under or with respect to the Notes or any Note Guarantee;

(c)	any Taxes imposed on a payment on a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder who would have been able to avoid such Taxes by presenting the relevant Note to another Paying Agent;

(d)	any estate, inheritance, gift, sale, transfer, personal property or similar Taxes;

(e)	any Taxes, to the extent such Taxes are withheld, deducted or imposed by reason of the failure of the Holder, following the written request of the Payor, the Paying Agent, or any other person acting as an agent for any Payor or the Paying Agent addressed to the Holder (and made at a time that would enable the Holder [or beneficial owner] acting reasonably to comply with that request, and in all events, at least 60 days before any such withholding or deduction would be required), to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Relevant Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Tax Jurisdiction (including, without limitation, a certification that the Holder [or beneficial owner] is not resident in the Relevant Tax Jurisdiction), but in each case, only to the extent the Holder [or beneficial owner] is legally entitled to provide such certification or documentation;

(f)	any Taxes, to the extent such Taxes are withheld, deducted or imposed under section 1471 through 1474 of the United States Internal Revenue Code of 1986, as amended, as of the Issue Date (and any amended or successor version of such sections that is substantively comparable and not materially more onerous to comply with), including any current or future Treasury regulations or other official interpretations thereunder or any law or regulation implementing an intergovernmental agreement between a non-U.S. government and the United States with respect to the foregoing;

(g)	any Taxes, to the extent that such Taxes were imposed as a result of the presentation of the Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last of day of such 30 day period);

(h)	any Taxes, to the extent such Taxes are withheld, deducted or imposed on or with respect to any payments under, or with respect to, the Notes or under or with respect to any Note Guarantee by reason of the Holder being, or having been a fiduciary or partnership or any person other than the sole beneficial owner of any such payments to the extent that such Taxes would not have been imposed or required to be withheld or deducted on such payments had the beneficial owner of the applicable Notes been the holder of such Note; or

(i)	any combination of items (a) through (h) above.

In cases where the deduction or withholding of Taxes on or with respect to any payments under or with respect to the Notes or with respect to any Note Guarantee is required by law to be made by a Payor, the Payor will (i) make any required withholding or deduction and (ii) timely remit the full amount deducted or withheld to the Relevant Tax Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Relevant Tax Jurisdiction imposing such Taxes and will furnish to a Holder such certified copies of tax receipts as soon as reasonably practical.

Additional Amounts may be paid by the Issuer in the form of (i) with respect to PIK interest, Additional Notes and (ii) in other cases, cash. If the Payor becomes aware that it will be obligated to pay Additional Amounts with respect to such payment, at least 30 days prior to each date on which any payment under or with respect to the Notes or any Note Guarantee is due and payable (unless such obligation to pay Additional Amounts arises after the 45th day prior to such date, in which case it must be delivered promptly thereafter), the Payor will deliver to the Paying Agent an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amounts estimated to be payable and shall deliver a notice to the relevant Holders of the payment of such Additional Amounts in accordance with the procedures set forth in “—Notices” on the payment date.

The Payor will pay any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies imposed by a Relevant Tax Jurisdiction (including penalties and interest related thereto and any other reasonable expenses with respect thereto) which arise from or in connection with the execution, delivery, issuance or registration of the Notes or any Note Guarantee or any other document or instrument in relation thereto (other than a transfer of the Notes after the Issue Date), or the receipt of any payments with respect to, or enforcement of, the Notes or any Note Guarantee (limited, in the case of any such taxes, charges or levies that arise from the receipt of any payments with respect to the Notes, to any such taxes, charges or levies that are not excluded under items (a) and (c) through (h) of the first paragraph of this covenant), and the Payor agrees to indemnify the Holders for any such taxes, charges or levies paid by such Holders.

Whenever in the Indenture or in this “Description of the Notes” there is mentioned, in any context, the payment or non-payment of principal, premium or interest, if any, or any other amount payable under or with respect to any Note or Note Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligation will survive any termination, defeasance or discharge of the Indenture and any transfer by a Holder or beneficial owner of its Notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor to a Payor is incorporated, organized or otherwise considered to be resident or conducts business for tax purposes or any jurisdiction from or through which any payment on the Notes or any Note Guarantee is made by or on behalf of the Payor and any political subdivision or taxing authority or agency thereof or therein.

Currency Indemnity

The U.S. dollar is the sole currency of account and payment for all sums payable by the Issuer or any Guarantors under or in connection with the Notes. Any amount received or recovered in a currency other than the U.S. dollar (each, a “Required Currency”), which is made to or for the account of any Holder in lawful currency of any other jurisdiction (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Issuer or a Guarantor, shall constitute a discharge of the Issuer or the Guarantor’s obligation under the Indenture and the Notes or Note Guarantee, as the case may be, only to the extent of the amount of the Required Currency which such Holder, as the case may be, could purchase in the London foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency. If the amount of the Required Currency that could be so purchased is less than the amount of the Required Currency originally due to such Holder, as the case may be, the Issuer shall indemnify and hold harmless the Holder, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in the Indenture and shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

Optional Redemption

Except as set forth below and except pursuant to “—Optional Redemption upon Certain Tender Offers” and “—Early Redemption for Taxation Reasons”, the Notes will not be redeemable at the Issuer’s option.

At any time prior to November 15, 2025, the Issuer may on any one or more occasions redeem up to 40% of the original principal amount of Notes (including the original principal amount of any Additional Notes and PIK Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 106% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the applicable redemption date (subject to the rights of Holders of the Notes to receive interest on the relevant interest payment date); provided, however, that:

(i)	at least 60% of the original principal amount of the Notes (including the original principal amount of any Additional Notes) remains outstanding after each such redemption; and

(ii)	the redemption occurs within 90 days after the closing of such Equity Offering upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee.

At any time prior to November 15, 2025, the Issuer may on any one or more occasions redeem all or a part of the Notes upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium and accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to but excluding the applicable redemption date (subject to the rights of Holders of the Notes to receive interest on the relevant interest payment date).

At any time on or after November 15, 2025, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 10 nor more than 60 days’ prior written notice to the Holders and the Trustee, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to but excluding the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below, subject to the rights of Holders of the Notes to receive interest on the relevant interest payment date:

2025	104.000%
2026	102.000%

Unless the Issuer defaults in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date. If the due date for any redemption payment in respect of a Note is not a Business Day, payment shall be made on the next succeeding day that is a Business Day and no interest shall accrue for the intervening period.

Optional Redemption upon Certain Tender Offers

In connection with any tender for, or other offer to purchase, any Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes of such series validly tender and do not validly withdraw such Notes in such tender offer and the Issuer, or any third party making such tender offer in lieu of the Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, all of the Holders of Notes of such series shall be deemed to have consented to such tender offer or other offer and, accordingly, the Issuer or such third party will have the right, upon not less than 10 and not more than 60 days’ prior written notice to the Holders and the Trustee following such purchase date, to redeem all Notes of such series that remain outstanding following such purchase at a price equal to the price (excluding any early tender premium or similar payment) paid to each other Holder of Notes in such tender offer or other offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest (including PIK Interest, if any) thereon, to, but excluding, the date of such redemption. In determining whether the Holders of at least 90% of the aggregate principal amount of the outstanding Notes have validly tendered and not withdrawn their Notes in a tender for or other offer to purchase any Notes, Notes owned by an affiliate of the Issuer or by funds controlled or managed by any affiliate of the Issuer shall be deemed to be outstanding for the purposes of such tender offer or other offer, as applicable.

Early Redemption for Taxation Reasons

If (i) any Payor becomes obligated to pay Additional Amounts on any Notes as set forth under “—Payment of Additional Amounts” above, (ii) such obligation cannot be avoided by the taking of reasonable measures available to the Payor (including, for the avoidance of doubt, the appointment of a new Paying Agent where this would be reasonable) and (iii) the requirement arises as a result of:

(a)	any change in or amendment to, the laws or treaties (or any regulations, or rulings promulgated thereunder) of the Relevant Tax Jurisdiction, affecting taxation, which change or amendment has not been publicly announced as formally proposed before, and which becomes effective on or after, the Issue Date or, if a Relevant Tax Jurisdiction has changed since the Issue Date, the date on which such Relevant Tax Jurisdiction became an applicable Relevant Tax Jurisdiction pursuant to the Indenture (the “Relevant Tax Jurisdiction Date”); or

(b)	any change in, or amendment to, the existing published official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation has not been publicly announced as formally proposed before, and becomes effective on or after, the Relevant Tax Jurisdiction Date (each of the foregoing in clauses (a) and (b), a “Change in Tax Law”), such Notes may be redeemed, in whole but not in part, at the option of the Issuer, upon the Issuer providing not less than 10 days’ nor more than 60 days’ prior written notice to the Holders and the Trustee, at a redemption price equal to 100% of the outstanding principal amount thereof together with accrued and unpaid interest, if any, to but excluding the date fixed for redemption (a “Tax Redemption Date”) and Additional Amounts, if any, then due and that will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of applicable Holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts, if any, in respect thereof).

Prior to giving any notice of redemption pursuant to this provision, the Issuer shall deliver to the Trustee (i) an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred and (ii) an Opinion of Counsel qualified under the laws of the Relevant Tax Jurisdiction to the effect that the Payor has been or will become obligated to pay Additional Amounts on the Notes as a result of a Change in Tax Law. The Trustee shall be entitled to accept such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of such conditions precedent, in which event it shall be conclusive and binding on the applicable Holders.

No notice of redemption pursuant to this provision may be given (i) earlier than 60 days prior to the earliest date on which the Payor would be obligated to pay such Additional Amounts were a payment in respect of any Notes then due, or (ii) if at the time such notice is given, such obligation to pay (at the time of the related payment) such Additional Amounts does not remain in effect.

The foregoing provisions will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is incorporated or organized or any political subdivision or taxing authority or agency thereof or therein.

Notices

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption in accordance with the procedures of DTC, unless otherwise required by law or applicable stock exchange or depository requirements (it being agreed that the Trustee shall have no obligation to monitor such requirements). The Trustee will not be liable for any selections made by it in accordance with this paragraph.

For so long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer shall publish notice of redemption in accordance with the prevailing rules of the Authority and in addition to such publication, not less than 10 nor more than 60 days prior to the redemption date (except as permitted below), mail such notice to Holders of the Notes by first-class mail, postage prepaid, at their respective addresses as they appear on the registration books of the Registrar with a copy to the Trustee and the Paying Agent. In the case of Global Notes, such notice of redemption may also be sent in accordance with the rules and procedures of DTC. On and after the redemption date, interest ceases to accrue on the Notes or the part of the Notes called for redemption upon payment thereof.

If any Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. In the case of a Definitive Registered Note, a new Definitive Registered Note in principal amount equal to the unredeemed portion of any Definitive Registered Note redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Definitive Registered Note. In the case of a Global Note, an appropriate notation will be made on such Global Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice, Notes called for redemption become due on the date fixed for redemption.

Except as otherwise required under the Indenture, the Issuer may elect to redeem or repurchase one or more series of Notes or a portion of a series of Notes without redeeming any other series of Notes.

The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchase, negotiated transactions or otherwise, in accordance with applicable laws, as long as such transaction does not otherwise violate the Indenture.

Any redemption of the Notes (including with the proceeds from an Equity Offering) may, in the Issuer’s discretion, be subject to one or more conditions precedent. In addition, if such redemption or notice is subject to the satisfaction of one or more conditions precedent, such notice shall describe each such condition and may state that, in the Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied or waived (including in connection with any delay which causes the redemption date to be more than 60 days after the date on which such notice is first given), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the redemption date, or by the redemption date so delayed. Notwithstanding anything else in the Indenture or the Notes to the contrary, redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders upon a Change of Control

If a Change of Control occurs, each Holder shall have the right to require the Issuer to repurchase all or any part (equal to US$1,000 or an integral multiple of US$1 in excess thereof) of such Holder’s Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to but excluding the applicable purchase date (the “Change of Control Purchase Price”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

No later than 30 days following any Change of Control, the Issuer shall give written notice in accordance with the procedures set forth in “—Notices” below, with a copy to the Trustee, stating:

(a)	that a Change of Control has occurred or may occur and that each Holder has the right to require the Issuer to purchase such Holder’s Notes at the Change of Control Purchase Price (the “Change of Control Payment”);

(b)	the repurchase date (the repurchase date so stated the “Change of Control Payment Date”), which date shall be no earlier than 10 days nor later than 60 days from the date such notice is given;

(c)	the procedures determined by the Issuer, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased;

(d)	that, if such notice is given prior to the occurrence of a Change of Control, the Change of Control Offer is conditional on the occurrence of such Change of Control;

(e)	the circumstances and relevant facts regarding such Change of Control;

(f)	that any Note accepted for Change of Control Payment will cease to accrue interest after the Change of Control Payment Date unless the Change of Control Purchase Price is not paid; and

(g)	that any Note (or part thereof) not tendered will continue to accrue interest (the offer so being made the “Change of Control Offer”).

The Issuer shall not be required to make the Change of Control Offer upon a Change of Control if (i) a third party makes an offer in a manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption has been given pursuant to the Indenture as described above under “—Optional Redemption”, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

For so long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer will notify the Authority of any Change of Control Offer.

The definitions of “Change of Control” and “Permitted Holder” expressly permit a third party to obtain control of the Issuer in certain circumstances without any obligation to make a Change of Control Offer. Except as otherwise set forth under this heading “—Repurchase at the Option of Holders upon a Change of Control”, the Indenture will not contain provisions that permit the Holders to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction that may adversely affect the Holders if such transaction does not constitute a Change of Control. The Change of Control provisions described under this heading “—Repurchase at the Option of Holders upon a Change of Control” may deter certain mergers, tender offers and other takeover attempts involving the Issuer by increasing the capital required to effectuate such transactions.

The Issuer will comply with the requirements of any applicable securities laws or regulations in connection with the repurchase of Notes. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of the conflict.

The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Restricted Subsidiaries taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuer to make an offer to repurchase the Notes as described above.

Future debt of the Issuer or its Subsidiaries may prohibit the Issuer from purchasing Notes in the event of a Change of Control or provide that a Change of Control is a default under the instruments governing such debt or may require repurchase of such debt upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuer to purchase the Notes could cause a default under, or require a repurchase of, other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on the Issuer.

Finally, the Issuer’s ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by the Issuer’s then existing financial resources. If a Change of Control Offer is made, there can be no assurance that the Issuer will have sufficient funds or other resources to pay the Change of Control Payment for all the Notes that might be delivered by Holders thereof seeking to accept the Change of Control Offer. See “Risk Factors—Risks Related to the Transactions—If the Transactions are not completed, we may not have sufficient cash to repay amounts due under the Convertible Notes at their maturity in 2027 or upon a Fundamental Change (as defined in the 2022 Indenture). If the Transactions are completed, we may not have sufficient cash to repay amounts due under the New Notes at their maturity or upon a Change of Control (as defined in the New Notes Indenture)”.

Covenants

Limitation on Indebtedness

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Issuer and any Guarantor may Incur Indebtedness (including Acquired Indebtedness) if on the date thereof and after giving pro forma effect thereto (including pro forma application of the proceeds thereof) (x) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would have been at least 2.00 to 1.00 and (y) to the extent such Indebtedness is purported to be secured by a Lien, the Consolidated Secured Net Debt Ratio of the Issuer and its Restricted Subsidiaries would be no greater than 3.00 to 1.00.

The foregoing paragraph shall not prohibit the Incurrence of the following Indebtedness:

(i)	[reserved];

(ii)	Indebtedness of the Issuer or any Restricted Subsidiary owing to and held by the Issuer or any Restricted Subsidiary; provided, however, that

(A)	if the Issuer or any Guarantor is the obligor on such Indebtedness and the payee is not the Issuer or a Guarantor (except in respect of intercompany liabilities Incurred in the ordinary course of business in connection with cash pooling or cash management or tax positions of the Issuer and its Restricted Subsidiaries), such Indebtedness must be unsecured and to the extent legally permitted (the Issuer and its Restricted Subsidiaries having completed all procedures required in the reasonable judgment of directors of the obligee or obligor to protect such Persons from any penalty or civil or criminal liability in connection with the subordination of such Indebtedness) expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the Notes, in the case of the Issuer, or the relevant Note Guarantee, in the case of a Guarantor; and

(B)	(x) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary; and (y) any sale or other transfer of any such Indebtedness to a Person that is neither the Issuer nor a Restricted Subsidiary, shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (ii);

(iii)	any Refinancing Indebtedness Incurred to refinance, refund, renew or replace any Indebtedness Incurred pursuant to the first paragraph of this covenant “—Limitation on Indebtedness” or clause (iv), (v), (ix) and (xvi) or this clause (iii) (including without limitation Capitalized Lease Obligations constituting Refinancing Indebtedness related to one or more transporter vehicles or facilities which refinances, refunds, renews or replaces Indebtedness related to one or more different transporter vehicles or assets, including new Capitalized Lease Obligations related to transporter vehicles or facilities replacing existing transporter vehicles or facilities);

(iv)	Indebtedness outstanding on the Issue Date after giving effect to the relevant transactions described under “Summary—The Transactions”, other than the Notes and Note Guarantees issued on the Issue Date and for the avoidance of doubt, including the Capitalized Lease Obligation related to the Throckmorton facility even if such lease is entered into after the Issue Date;

(v)	Indebtedness Incurred by the Issuer and the Guarantors represented by (i) the Notes to be issued on the Issue Date and the Note Guarantees in respect of these Notes, (ii) an unlimited principal amount of PIK Interest issued from time to time in payment of accrued interest or Additional Amounts on the Notes (either in the form of an issuance of PIK Notes or by increasing the amount of principal on any Note) but not including any Additional Notes other than PIK Notes issued with respect to Additional Notes otherwise permitted to be Incurred hereunder, and (iii) any “parallel debt” obligations under any Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents;

(vi)	Indebtedness under Hedging Obligations of the Issuer or any of its Restricted Subsidiaries that is Incurred in the ordinary course of business and not for speculative purposes not to exceed the greater of (x) £5 million and (y) 1% of Consolidated Total Assets at any time outstanding;

(vii)	Indebtedness Incurred under a Guarantee by the Issuer or any Restricted Subsidiary of Indebtedness of the Issuer or any Restricted Subsidiary to the extent that the guaranteed Indebtedness was permitted to be Incurred by another provision of this covenant “—Limitation on Indebtedness”; provided, however, that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes or a Note Guarantee, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(viii)	Indebtedness Incurred after the Issue Date in respect of workers’ compensation claims, early retirement obligations, self-insurance obligations, or social security or wage taxes in the ordinary course of business;

(ix)	Indebtedness of the Issuer or any Guarantor represented by (a) Capitalized Lease Obligations, Purchase Money Obligations or other Indebtedness Incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property or other assets (including Capital Stock), in each case Incurred for the purpose of financing or refinancing all or any part of the purchase price, lease expense, rental payments or cost of design, installation, construction or improvement of property used in the business of the Issuer or such Guarantor in an aggregate principal amount pursuant to this clause (ix)(a), including any Refinancing Indebtedness that refinances, refunds, renews or replaces such Indebtedness, not to exceed the greater of (x) £10 million and (y) 2% of Consolidated Total Assets at any time outstanding; provided that the principal amount of any Indebtedness permitted under this clause (ix)(a) did not in each case at the time of Incurrence exceed the Fair Market Value of the acquired or constructed asset or improvement so financed and (b) represented by the sale and leaseback transaction with Geenhous Limited related to the Issuer’s Cold Meece freehold property;

(x)	[reserved];

(xi)	Indebtedness of the Issuer or its Restricted Subsidiaries in respect of (a) letters of credit, surety, performance, indemnity or appeal bonds, completion guarantees, judgment, appeal, advance payment, customs, VAT or other tax guarantees or similar instruments issued in the ordinary course of business of such Person and not in connection with the borrowing of money, including letters of credit or similar instruments in respect of self-insurance and workers compensation obligations, (b) the financing of insurance premiums in the ordinary course of business, (c) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business provided that such amount is reimbursed within 30 days following such drawing, (d) inventory financing or any guarantees thereof, (e) customer deposits and advance payments received in the ordinary course of business from customers, (f) letters of credit, bankers’ acceptances, discounting or factoring of receivables or payables for credit management purposes, warehouse receipts, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations incurred in the ordinary course of business and (g) any customary treasury, depositary, cash management, cash pooling or netting or setting-off arrangements, automatic clearinghouse arrangements, overdraft protections, credit or debit card, electronic funds transfer, or other similar arrangements entered into in the ordinary course of business (as determined in good faith by the Issuer’s Board of Directors);

(xii)	Indebtedness Incurred in any Qualified Securitization Financing;

(xiii)	[reserved];

(xiv)	[reserved];

(xv)	[reserved];

(xvi)	Indebtedness incurred under any Floor Plan Facility;

(xvii)	[reserved];

(xviii)	Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries to the extent that the net proceeds thereof are promptly deposited with the Trustee to satisfy and discharge the Notes or exercise the Issuer’s legal defeasance or covenant defeasance rights, in each case in accordance with the Indenture; and

(xix)	Indebtedness arising from agreements providing for indemnification, obligations in respect of earn-outs, deferred purchase price or other adjustments of purchase price, guarantees or, in each case, similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Issuer and its Restricted Subsidiaries in respect of all such Indebtedness in connection with a disposition shall at no time exceed the gross proceeds, including the Fair Market Value of non-cash proceeds, actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition.

For purposes of determining compliance with this “—Limitation on Indebtedness” covenant:

(i)	in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the foregoing first paragraph of this covenant “—Limitation on Indebtedness” and clauses (ii) through (xix) of the second paragraph of this covenant, the Issuer, in its sole discretion, will be permitted to include the amount and type of such Indebtedness in one or more of the foregoing clauses (ii) through (xix) of the second paragraph of this covenant or pursuant to the first paragraph of this covenant (including in part in one such provision and in part in one or more of such provisions);

(ii)	with respect to Indebtedness Incurred to refinance Indebtedness Incurred in reliance on a clause of this covenant “—Limitation on Indebtedness” measured by reference to a percentage of Consolidated Total Assets at the time of incurrence, if such refinancing would cause the relevant percentage restriction to be exceeded if calculated based on the relevant percentage of Consolidated Total Assets on the date of such refinancing, such percentage of Consolidated Total Assets shall be deemed not to be exceeded, as long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus premiums (including tender premiums), defeasance, costs, fees and other expenses in connection with such refinancing;

(iii)	with respect to Indebtedness Incurred under a Credit Facility, re-borrowings of amounts previously repaid pursuant to “cash sweep” or “clean down” provisions or any similar provisions under a Credit Facility that provide that Indebtedness is deemed to be repaid periodically shall only be deemed for the purposes of this covenant to have been Incurred on the date such Indebtedness was first Incurred and not on the date of any subsequent re-borrowing thereof;

(iv)	for the purposes of determining Consolidated Total Assets under this covenant “—Limitation on Indebtedness”, Consolidated Total Assets shall be measured at the option of the Issuer on the most recent date on which new commitments are obtained or on the date on which new Indebtedness is Incurred;

(v)	in the event Indebtedness relates to Guarantees of Indebtedness permitted by this covenant, such Guarantees shall not be treated as an additional Incurrence of Indebtedness;

(vi)	if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (ix) of the second paragraph above or the first paragraph above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(vii)	the principal amount of any Disqualified Stock of the Issuer or a Guarantor, or preferred stock of a Restricted Subsidiary that is not a Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(viii)	the amount of any Indebtedness outstanding as of any date will be:

(A)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(B)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(C)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(x)	the Fair Market Value of such assets at the date of determination; and

(y)	the amount of the Indebtedness of the other Person;

(ix)	for purposes of determining compliance with any GBP-denominated restriction on the Incurrence of Indebtedness, the GBP Equivalent of the principal amount of Indebtedness denominated in another currency will be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving Credit Facility; provided that:

(A)	the GBP Equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date will be calculated based on the relevant currency exchange rate in effect on the Issue Date; and

(B)	if for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the amount of such Indebtedness, if denominated in GBP will be the amount of the principal payment required to be made under such currency agreement and, otherwise, the GBP Equivalent of such amount plus the GBP Equivalent of any premium which is at such time due and payable but is not covered by such currency agreement;

(x)	the principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being refinanced will be the GBP Equivalent of the Indebtedness refinanced determined as of the date such Indebtedness was originally Incurred, except that to the extent that:

(A)	such GBP Equivalent was determined based on an agreement intended to protect against fluctuations in currency exchange rates, in which case the Refinancing Indebtedness will be determined in accordance with sub-clause (B) of clause (ix) above; and

(B)	the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the GBP Equivalent of such excess will be determined on the date such Refinancing Indebtedness is being Incurred;

(xi)	as of any relevant date, the exchange rates used in relation to an item of Indebtedness may be, at the election of the Issuer (A), the weighted average exchange rates for that period, (B) the exchange rate used in the relevant financial statements as of the last day of such period, or (C) the exchange rate as in effect on the date that Indebtedness was incurred or deemed to be incurred; provided that, where applicable and at the election of the Issuer, any amount of Indebtedness will be stated so as to take into account the hedging effects of any currency hedging entered into in respect of or by reference to that Indebtedness;

(xii)	when calculating the availability under any basket or ratio under the Indenture, in each case in connection with a Limited Condition Acquisition, the date of determination of such basket or ratio and of any Default or Event of Default shall, at the option of the Issuer, be the date the definitive agreements or actions for such Limited Condition Acquisition are entered into or taken, and such baskets or ratios shall be calculated with such pro forma adjustments as are appropriate and consistent with the pro forma provisions set forth in the definition of Fixed Charge Coverage Ratio or Consolidated Secured Net Debt Ratio, as applicable, after giving effect to such Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) as if they occurred at the beginning of the applicable period for purposes of determining the ability to consummate any such Limited Condition Acquisition (and not for purposes of any subsequent availability of any basket or ratio), and, for the avoidance of doubt, (1) if any of such baskets or ratios are exceeded as a result of fluctuations in such basket or ratio (including due to fluctuations in the Consolidated EBITDA of the Issuer or the target company) subsequent to such date of determination and at or prior to the consummation of the relevant Limited Condition Acquisition, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations solely for purposes of determining whether the Limited Condition Acquisition is permitted hereunder and (2) such baskets or ratios shall not be tested at the time of consummation of such Limited Condition Acquisition or related transactions; provided, further, that if the Issuer elects to have such determinations occur at the time of entry into such definitive agreement or action, any such transactions (including any Incurrence of Indebtedness and the use of proceeds therefrom) shall be deemed to have occurred on the date the definitive agreements or action are entered or taken and outstanding thereafter for purposes of calculating any baskets or ratios under the Indenture after the date of such agreement or action and before the consummation of such Limited Condition Acquisition; and

(xiii)	accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of preferred stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, including a change in IFRS itself or a change from IFRS to a different set of accounting principles, will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make a Restricted Payment if at the time of such Restricted Payment:

(i)	a Default or Event of Default shall have occurred and be continuing (or would result from such Restricted Payment);

(ii)	the Issuer is not able to Incur an additional £1.00 of Indebtedness pursuant to clause (i)(x) of the first paragraph described under “—Covenants—Limitation on Indebtedness”, after giving effect, on a pro forma basis, to such Restricted Payment; or

(iii)	the aggregate amount of such Restricted Payment and all other Restricted Payments (other than pursuant to (ii), (iii), (v), (vii), (viii), (x) and (xiii)) described under the second paragraph of this “—Limitation on Restricted Payments” covenant made subsequent to the Issue Date, would exceed the sum of:

(A)	[reserved];

(B)	100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities received by the Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than (x) Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Issuer or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination and (y) any Parent Debt Contributions) or from the issuance or sale of Subordinated Shareholder Debt (other than an issuance or sale to a Subsidiary of the Issuer) excluding in any event Net Cash Proceeds received by the Issuer from the issue and sale of its Capital Stock or capital contributions to the extent applied to redeem Notes in compliance with the provisions set forth under “—Optional Redemption”; plus

(C)	to the extent that any Restricted Investment that was made after the Issue Date is (a) sold, disposed of or otherwise cancelled, liquidated or repaid (whether through repurchases, redemptions, repayments of principal, interest payments, dividends, distributions, returns of capital or other transfer of assets), 100% of the aggregate amount received in cash and the Fair Market Value of the property, assets or marketable securities received by the Issuer or any Restricted Subsidiary, (b) made in an entity that subsequently becomes a Restricted Subsidiary, 100% of the Fair Market Value of the Restricted Investment of the Issuer and its Restricted Subsidiaries as of the date such entity becomes a Restricted Subsidiary, or (c) in the case of a Guarantee made by the Issuer or any Restricted Subsidiary, that is fully and unconditionally released, an amount equal to the amount of such Guarantee to the extent such Guarantee reduced the capacity to make Restricted Payment pursuant to this clause (iii); plus

(D)	to the extent that any Unrestricted Subsidiary of the Issuer designated as such after the Issue Date is re-designated as a Restricted Subsidiary or is merged or consolidated into the Issuer or a Restricted Subsidiary, or all of the assets of such Unrestricted Subsidiary are transferred to the Issuer or a Restricted Subsidiary, the Fair Market Value of the property and assets received by the Issuer or Restricted Subsidiary or the Issuer’s Restricted Investment in such Subsidiary as of the date of such re-designation, merger, consolidation or transfer of assets, to the extent such investments reduced the restricted payments capacity under this clause (iii) and were not previously repaid or otherwise reduced; plus

(E)	100% of any cash dividends or distributions received by the Issuer or a Restricted Subsidiary after the Issue Date from an Unrestricted Subsidiary to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income of the Issuer for such period; plus

(F)	100% of the Net Cash Proceeds and the Fair Market Value of property or assets or marketable securities received by the Issuer or any Restricted Subsidiary from the issuance or sale (other than issuance or sale to the Issuer or any Subsidiary of the Issuer or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination) by the Issuer or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness that has been converted into or exchanged for Capital Stock of the Issuer (other than Disqualified Stock) or Subordinated Shareholder Debt (other than Parent Debt Contributions) pursuant to provisions of such Indebtedness which existed at the time of its issuance (plus the amount of any cash, and the Fair Market Value of property or assets or marketable securities, received by the Issuer or any Restricted Subsidiary less the amount of any cash, and the Fair Market Value of property or assets or marketable securities, distributed by the Issuer or any Restricted Subsidiary, in each case upon such conversion or exchange).

The provisions of the preceding paragraph shall not prohibit:

(i)	the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of the preceding paragraph and such payment shall have been deemed to have been paid on such date of declaration; or any redemption, repurchase or retirement of Indebtedness if, at the date of any redemption notice, such payment would have complied with the provisions of the Indenture;

(ii)	any Restricted Payment made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Capital Stock or Subordinated Indebtedness of the Issuer (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale is financed with loans or guaranteed by the Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), Subordinated Shareholder Debt or a substantially concurrent contribution to the equity of the Issuer (other than by a Subsidiary of the Issuer and other than Parent Debt Contributions); provided that the amount of any such Net Cash Proceeds that are utilized for any such Restricted Payment will be excluded from clause (iii)(B) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “—Optional Redemption” provisions of the Indenture;

(iii)	the purchase, redemption or other acquisition for value of Capital Stock in connection with the obligations under employee or management stock option agreements or other agreements to compensate management or employees or pursuant to any equity incentive plan or program or upon the termination of any employee, officer or director; provided that such redemptions or repurchases pursuant to this clause will not exceed £1 million in the aggregate during any calendar year with any unused amounts in any calendar year being carried over to the immediately following calendar year but not any subsequent calendar years; provided that any such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Issuer to members of management, directors or employees of the Issuer or any of its Subsidiaries that occurred after the Issue Date, to the extent that the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments, plus (B) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made in previous calendar years pursuant to the immediately preceding clauses (A) and (B);

(iv)	the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness made by exchange for, or out of the Net Cash Proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(v)	payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Capital Stock by any future, present or former employee, director or officer of the Issuer or any Restricted Subsidiary, and purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise, conversion or exchange of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof and payments in respect of withholding or similar taxes payable upon exercise or vesting thereof;

(vi)	dividends or other distributions in amounts required and used for a direct or indirect parent of the Issuer to pay interest on Indebtedness the proceeds of which have been contributed as a Parent Debt Contribution to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer or any of its Restricted Subsidiaries Incurred in accordance with the covenant described under “—Limitation on Indebtedness”; provided that any amounts payable (a) as interest on any proceeds loan or other Indebtedness of the Issuer or any Restricted Subsidiary pursuant to which the Parent Debt Contribution was made, or (b) on any Guarantee or other obligation of the Issuer or any Restricted Subsidiary on such Indebtedness will, in each case, reduce the amount available for making Restricted Payments under this clause (vi);

(vii)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Issuer or any preferred stock of any Restricted Subsidiary issued on or after the Issue Date in accordance with the covenant described under “—Limitation on Indebtedness”;

(viii)	payments of cash, dividends, distributions, advances or other Restricted Payments by the Issuer or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (x) the exercise of options or warrants, (y) the conversion or exchange of Capital Stock of any such Person or (z) the consummation of any reverse stock split;

(ix)	[reserved];

(x)	distributions or payments of Securitization Fees, sales contributions and other transfers of Securitization Assets, or Vehicle Assets and purchases of Securitization Assets or Vehicle Assets pursuant to a Securitization Repurchase Obligation, in each case in connection with a Qualified Securitization Financing or Floor Plan Facility;

(xi)	[reserved];

(xii)	[reserved];

(xiii)	so long as no Default has occurred and is continuing (or would result therefrom), other Restricted Payments in an amount not to exceed the greater of (x) £5 million and (y) 1% of Consolidated Total Assets from the Issue Date;

(xiv)	dividends, loans, advances or distributions to any Holding Company or other payments by the Issuer or any Restricted Subsidiary in amounts equal to (without duplication):

(A)	the amounts reasonably expected to be required (as determined in good faith by the Issuer’s Board of Directors) for any Holding Company to pay any Holding Company Expenses or any Related Taxes; or

(B)	amounts constituting or to be used for purposes of making payments (x) of fees and expenses incurred, or payments made, in connection with the Transactions or (y) to the extent specified in clauses (i) and (v) of the second paragraph under “—Limitation on Affiliate Transactions”;

(xv)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness, Disqualified Stock or preferred stock of a Restricted Subsidiary (a) at a purchase price not greater than 101% of the principal amount thereof in the event of a Change of Control in accordance with provisions similar to “—Repurchase at the Option of Holders upon a Change of Control” or (b) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to “—Limitation on Sales of Assets”; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuer has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer or (c) from Net Available Cash to the extent permitted under “—Limitation on Sales of Assets” hereunder, but only if the Issuer first complied with “—Limitation on Sales of Assets” and purchased all Notes tendered pursuant to any offer to repurchase all of the Notes required thereby prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or preferred stock;

(xvi)	[reserved];

(xvii)	payments or distributions to dissenting stockholders pursuant to applicable law (including in connection with, or as a result of, exercise of appraisal rights and the settlement of any claims or action pursuant to or in connection with a consolidation, merger, or transfer of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole); and

(xviii)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of preferred stock of the Issuer or a Restricted Subsidiary made in exchange for or out of the proceeds of the substantially concurrent sale of preferred stock of the Issuer or a Restricted Subsidiary (in each case, other than Disqualified Stock), as the case may be, that, in each case, is permitted to be incurred pursuant to the provisions under “—Limitation on Indebtedness” above.

Limitation on Liens

The Issuer shall not, and the Issuer shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume, or permit to subsist any Lien or other security interest upon any of their or any of the Restricted Subsidiaries’ present or future property or assets, or assign or otherwise convey any right to receive income or profits therefrom, to secure any Indebtedness (including any guarantees or indemnities in respect thereof) (such Lien, the “Initial Lien”) except (a) in the case of any property or asset that does not constitute Collateral, (i) Permitted Liens and (ii) Liens that are not Permitted Liens if, contemporaneously with the incurrence of such Initial Lien, the Notes and the obligations under the Indenture (or a Note Guarantee in the case of Liens of a Guarantor) are directly secured equally and ratably with, or in the case of Liens with respect to Subordinated Indebtedness, with priority to, the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured and (b) in the case of any property or asset constituting Collateral, Permitted Collateral Liens.

Any such Lien created in favor of the Notes pursuant to sub-clause (a)(ii) of the preceding paragraph will be automatically and unconditionally released and discharged (i) upon the release and discharge of the Initial Lien to which it relates to the extent it does not also secure the relevant Indebtedness at such time and (ii) otherwise as set forth under “—Security; Release of Collateral.”

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increase in the value of property securing Indebtedness.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Issuer shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Issuer or any Restricted Subsidiary;

(b)	make any loans or advances to the Issuer or any Restricted Subsidiary; or

(c)	sell, transfer or lease any of its property or assets to the Issuer or any Restricted Subsidiary.

The foregoing paragraph shall not prohibit:

(i)	any encumbrance or restriction pursuant to the Indenture, the Security Documents or any Intercreditor Agreement or any other agreement in effect or entered into on the Issue Date;

(ii)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by such Subsidiary on or prior to the date on which such Subsidiary was acquired by the Issuer (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary of the Issuer or was acquired by the Issuer or in contemplation of the transaction) and outstanding on such date;

(iii)	any agreement or instrument (a “Refinancing Agreement”) effecting Refinancing Indebtedness or Disqualified Stock incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument or obligation in effect or entered into on the Issue Date (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an Initial Agreement (an “Amendment”); provided, however, that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment are not materially less favorable to the holders of the Notes taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Board of Directors or an Officer of the Issuer) and either (x) the Issuer determines that such encumbrances and restrictions will not adversely affect the Issuer’s ability to make principal and interest payments on the Notes as and when they come due or (y) such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness;

(iv)	any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(v)	in the case of clause (c) of the first paragraph of this “—Limitation on Restrictions on Distributions from Restricted Subsidiaries” covenant, any encumbrance or restriction:

(A)	that restricts in a customary manner the assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment of transfer of any such lease, license or other contract entered into in the ordinary course of business;

(B)	contained in mortgages, pledges or other security agreements permitted under and in compliance with the Indenture to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements; or

(C)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary;

(vi)	encumbrances or restrictions arising or existing by reason of applicable law (including, but not limited to, any capital maintenance or similar corporate law restrictions applicable to such Restricted Subsidiary the breach of which would, as determined in good faith by the Board of Directors or an Officer of the Issuer or relevant Restricted Subsidiary, result in any civil or criminal liability of any directors or officers of the relevant Restricted Subsidiary) or any applicable rule, regulation or order or governmental license, permit or concession;

(vii)	restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts (not evidencing or relating to Indebtedness) entered into in the ordinary course of business;

(viii)	Liens or other security interests permitted to be created, to be assumed or to subsist under the provisions of the “—Limitation on Liens” covenant that limit the right of the debtor to dispose of the assets subject to such Lien or other security interest;

(ix)	encumbrances or restrictions contained in any agreement relating to, or pertaining to, Hedging Obligations;

(x)	customary provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements in the ordinary course of business (including agreements entered into in connection with a Restricted Investment), entered into with the approval of the Issuer’s Board of Directors or an Officer of the Issuer which limitation is applicable only to the assets or property that are the subject of such agreements;

(xi)	encumbrance or restriction effected in connection with (A) a Qualified Securitization Financing that, in the good faith determination of the Issuer, are customary in connection with or necessary to effect such Qualified Securitization Financing or (B) a Floor Plan Facility that, in the good faith determination of the Issuer, are customary in connection with or necessary to enter into such Floor Plan Facility or would not have an adverse effect on the ability of the Issuer to make principal and interest payments on the Notes as they come due;

(xii)	encumbrances or restrictions on the assets of or ownership interests in a joint venture, in each case contained in the terms of the agreement or agreements governing such joint venture; provided, however, that any such encumbrance or restriction (i) is customary in joint venture agreements, (ii) is not less favorable to the Issuer or any Restricted Subsidiary than to any other joint venturer and (iii) will not materially affect the Issuer’s ability to make principal or interest payments on the Notes, as determined in good faith by the Board of Directors or an Officer of the Issuer, at the time of entering into such agreement or agreements (and at the time of any modification of the terms of any such encumbrance or restriction);

(xiii)	any encumbrance or restriction pursuant to Purchase Money Obligations and Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions on the property so acquired; and

(xiv)	any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness Incurred by the Issuer or any Restricted Subsidiary permitted to be Incurred subsequent to the Issue Date pursuant to the “—Limitation on Indebtedness” covenant if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders of the Notes than (i) the encumbrances and restrictions contained in the Indenture, any Intercreditor Agreement and the Security Documents, in each case, as in effect on the Issue Date or (ii) as is customary in comparable financings (as determined in good faith by the Board of Directors or an Officer of the Issuer) and where, in the case of this clause (ii), either (x) the Issuer determines when such Indebtedness is Incurred that such encumbrances or restrictions will not adversely affect, in any material respect, the Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (y) the Issuer determines that such encumbrances and restrictions apply only during the continuance of a default in respect of a payment or financial maintenance covenant relating to such Indebtedness.

The priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on ordinary shares will not be deemed to be an encumbrance or restriction hereunder. In addition, the subordination of loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Issuer or any Restricted Subsidiary shall not be deemed to constitute an encumbrance or restriction hereunder

Limitation on Sales of Assets

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(i)	the Issuer or such Restricted Subsidiary receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors or an Officer of the Issuer (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(ii)	in any such Asset Disposition, at least 75% of the consideration is in the form of cash or Cash Equivalents. For purposes of this “—Limitation on Sales of Assets” covenant, each of the following shall be deemed cash:

(A)	any liabilities, as shown on the Issuer’s most recent consolidated balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities, Disqualified Stock and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to any agreement that releases the Issuer or the relevant Restricted Subsidiary from or indemnifies against further liability;

(B)	any securities, notes or other obligations received by the Issuer or a Restricted Subsidiary from such transferee that are converted by the Issuer or the relevant Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of the Asset Disposition, to the extent of the cash or Cash Equivalents received in that conversion;

(C)	any Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Issuer and each other Restricted Subsidiary are released from any Guarantee of such Indebtedness in connection with such Asset Disposition;

(D)	consideration consisting of Pari Passu Indebtedness of the Issuer or any Restricted Subsidiary received from Persons who are not the Issuer or any Restricted Subsidiary; and

(E)	any Designated Non-Cash Consideration received by the Issuer or any Restricted Subsidiary having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received and designated pursuant to this clause (E) that is at any one time outstanding, not to exceed the greater of (x) £15 million and (y) 3% of Consolidated Total Assets (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(iii)	with respect to Asset Dispositions related to transporter vehicles, an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or the relevant Restricted Subsidiary, as the case may be:

(A)	to the extent the Issuer elects, to prepay, repay or purchase (w) Indebtedness that is secured by a Permitted Collateral Lien that ranks equal to or in priority to any Lien on such assets securing the Notes and the Note Guarantees and is pari passu in right of payment with the Notes and the Note Guarantees, (x) any Notes, plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any, to the date of such prepayment, repayment, purchase or redemption, pursuant to open market purchases, an optional redemption in accordance with the terms of the Indenture, or an Asset Disposition Offer, (y) Indebtedness which is secured by a Lien (other than a Permitted Collateral Lien) on the asset which is the subject of the Asset Sale or (z) Indebtedness of a Restricted Subsidiary that is not a Guarantor (other than Indebtedness owed to the Issuer or an Affiliate of the Issuer), in each case, within 365 days from the date of the receipt of such Net Available Cash;

(B)	to invest in Additional Assets within 365 days from the date of receipt of such Net Available Cash or pursuant to binding arrangements in place within such 365 day period; provided that such binding arrangement is completed within 180 days of such 365 day period;

(C)	to make a capital expenditure within 365 days from the date of receipt of such Net Available Cash or pursuant to binding arrangements in place within such 365-day period; provided that such binding arrangement is completed within 180 days of such 365-day period; or

(D)	to make an offer to the Holders and any other Pari Passu Indebtedness (to the extent the terms of such Pari Passu Indebtedness so require) on a pro rata basis to purchase the Notes at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Amounts, if any, to the date of purchase and such Pari Passu Indebtedness pursuant to and subject to the Indenture (a “Transporter Vehicle Asset Disposition Offer”).

(iv)	with respect to Asset Dispositions related to any assets other than transporter vehicles (a “Non-Transporter Vehicle Asset Disposition Offer” and together with a Transporter Vehicle Asset Disposition Offer, the “Asset Disposition Offers” and each, an “Asset Disposition Offer”), an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Issuer or the relevant Restricted Subsidiary, as the case may be, to make an offer within 10 business days from the date of receipt of the Net Available Cash to (A) purchase the Notes at a purchase price equal to (x) prior to November 15, 2025, 100% of the principal amount of the Notes plus the Applicable Premium and accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any (subject to the rights of Holders of the Notes to receive interest on the relevant interest payment date); and (y) on or after November 15, 2025, at the price (expressed as a percentage of principal amount) set forth in the fourth paragraph under the caption “—Optional Redemption”, plus accrued and unpaid interest (including PIK Interest, if any) and Additional Amounts, if any; and (B) second, to the extent any Net Available Cash remains following a Non-Transporter Vehicle Asset Asset Disposition Offer, the Issuer or the relevant Restricted Subsidiary shall apply such Net Available Cash in accordance with clause (iii)(A), (B) or (C) above.

Any Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Issuer will purchase the principal amount of Notes and Pari Passu Indebtedness, if applicable, required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Indebtedness, if applicable, validly tendered in response to the Asset Disposition Offer. If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Holder of record at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer. On or before the Asset Disposition Purchase Date, the Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Indebtedness, if applicable, or portions of Notes and Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn, in each case with a principal amount of US$1,000 or in integral multiples of US$1 in excess thereof. The Issuer will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of Notes or holder or lender of Pari Passu Indebtedness, if applicable, an amount equal to the purchase price of the Notes or Pari Passu Indebtedness, if applicable, so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuer for purchase. In addition, the Issuer will take any and all other actions required by the agreements governing the Pari Passu Indebtedness, if applicable. The Issuer will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

Limitation on Affiliate Transactions

The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including the rendering of services) with any Affiliate of the Issuer (any such transaction or series of related transactions, an “Affiliate Transaction”) involving aggregate consideration in excess of £5 million unless:

(i)	the terms of such Affiliate Transaction are no less favorable to the Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction with a Person who is not an Affiliate; and

(ii)	in the event such Affiliate Transaction involves aggregate consideration in excess of £10 million, the terms of such transaction have been approved by a majority of the Disinterested Directors of the Board of Directors of the Issuer (and such majority determines that such Affiliate Transaction satisfies the criteria in clause (i)).

The provisions of the foregoing paragraph shall not apply to:

(i)	transactions pursuant to any employee, officer or director compensation arrangements or benefit plans entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business of the Issuer or such Restricted Subsidiary;

(ii)	any transaction effected as part of a Qualified Securitization Financing, any disposition or acquisition of Securitization Assets, Vehicle Assets or related assets in connection with any Qualified Securitization Financing and any repurchase of Securitization Assets or Vehicle Assets pursuant to a Securitization Repurchase Obligation;

(iii)	any Affiliate Transaction between the Issuer and a Restricted Subsidiary or between Restricted Subsidiaries (or any entity that becomes a Restricted Subsidiary as a result of such Affiliate Transaction);

(iv)	any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the provisions set forth under “—Limitation on Restricted Payments” above and any Permitted Investment;

(v)	the payment of compensation, fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, contractors, consultants, distributors or employees of the Issuer or any Restricted Subsidiary (whether directly or indirectly and including through any trusts or related parties of such directors, officers, contractors, consultants, distributors or employees);

(vi)	the incurrence of Subordinated Shareholder Debt;

(vii)	transactions pursuant to, or contemplated, by any agreement in effect on the Issue Date and any amendment, modification or extension of such agreement and transactions pursuant to any amendment (including to change any party to the agreement), modification or extension to such agreement, so long as such amendment, modification or extension, taken as a whole, is not more disadvantageous to the Holders than the original agreement as in effect on the Issue Date;

(viii)	issuances or sales of Capital Stock (other than Disqualified Stock) of the Issuer or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights (and the performance of the related obligations) in connection therewith or any contribution to capital of the Issuer or any Restricted Subsidiary;

(ix)	transactions for which the Issuer shall have received a written opinion from an independent investment bank or an accounting or appraisal firm of internationally recognized standing or other recognized independent expert of international standing with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required, stating that such Affiliate Transaction is (a) fair to the Issuer or such Restricted Subsidiary from a financial point of view or (b) not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate;

(x)	(x) transactions with customers, clients, suppliers, landlords or purchasers or sellers of goods or services or providers of employees or other labor, in each case in the ordinary course of trading, or (y) any transaction in the ordinary course of business between the Issuer or any of its Restricted Subsidiaries and any Person that is an Affiliate of the Issuer solely because a director of such Person is also a director of the Issuer or any direct or indirect parent of the Issuer, in each case, provided (a) such transaction is otherwise in compliance with the terms of the Indenture and (b) such transaction is on terms at least as favorable as could have been obtained at such time from an unaffiliated Person, in the reasonable determination of the members of the Board of Directors or an Officer of the Issuer provided such Officer has been delegated such power by the Board of Directors in the prior twelve months (provided no member of the Board of Directors or Officer of the Issuer with an interest in such transaction may participate in such determination);

(xi)	compliance by the Issuer with its obligations under registration rights agreements related to the equity securities of the Issuer and investor rights agreements between the Issuer and any of its shareholders; and

(xii)	execution of definitive documentation in accordance with the requirements of the Transaction Support Agreement, compliance with the Issuer’s obligations under the Transaction Support Agreement and the definitive documentation entered into pursuant thereto, amendments to the Transaction Support Agreement and the definitive documentation entered into pursuant thereto, and the consummation of the Transactions.

Reports

So long as any Notes are outstanding, the Issuer will furnish in English to the Trustee:

(1)	within 120 days following the end of each fiscal year of the Issuer (beginning with the fiscal year ending December 31, 2023), audited consolidated balance sheets of the Issuer as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Issuer for the two most recent fiscal years, including complete footnotes to such financial statements and the report of the independent auditors on the financial statements;

(2)	within 60 days following the end of each of the first three fiscal quarters in each fiscal year of the Issuer (beginning with the fiscal quarter ended March 31, 2024), management accounts in respect of such quarter; and

(3)	promptly after the occurrence of any material acquisition, disposition or restructuring of the Issuer and the Restricted Subsidiaries, taken as a whole, or any changes of the chief executive officer or chief financial officer of the Issuer or change in auditors of the Issuer or any other material event that the Issuer announces publicly, a report containing a description of such event;

provided, however, that the reports set forth in clauses (1), (2) and (3) above will not be required to (i) contain any reconciliation to U.S. generally accepted accounting principles or IFRS or (ii) include separate financial statements for any Guarantors or non-guarantor Subsidiaries of the Issuer.

In addition, if the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, constitutes a Significant Subsidiary, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

All financial statements shall be prepared in accordance with IFRS (or, at the Issuer’s election, US GAAP). Except as provided for above, no report needs to include separate financial statements for the Issuer or Subsidiaries of the Issuer or any disclosure with respect to the results of operations or any other financial or statistical disclosure not of a type included in this offering memorandum.

In addition, for so long as any Notes remain outstanding, during any period in which the Issuer is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b), the Issuer has agreed that it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act.

Notwithstanding the foregoing, the Issuer may satisfy its obligations under clauses (1) and (2) of the first paragraph of this covenant by delivering the corresponding consolidated annual and quarterly reports of any Holding Company of which the Issuer is a Subsidiary. To the extent that material differences exist between the management, business, assets, shareholding or results of operations or financial condition of the Issuer and such Holding Company that is the reporting entity (if applicable), the annual and quarterly reports shall include an explanation and an unaudited reconciliation of such material differences, starting with the reporting period during which the consolidated annual and quarterly reports for such Holding Company are first used.

For so long as the equity securities of the Issuer or any Holding Company are listed on the New York Stock Exchange, Nasdaq or another Recognized Stock Exchange, and the Issuer or such Holding Company is subject to the admission and disclosure standards applicable to issuers of equity securities admitted to trading on such exchange, or for so long as the Issuer or any Holding Company is otherwise subject to the reporting requirements of the SEC, then, for so long as it elects, the Issuer will make available to the Trustee such annual reports, information, documents and other reports that the Issuer is required to file pursuant to such admission and disclosure standards or SEC filing requirements. Upon complying with the foregoing requirements, the Issuer will be deemed to have complied with the provisions contained in this covenant.

Contemporaneously with the furnishing of each such report set forth in clauses (1), (2) and (3) above, the Issuer will also post such report on the Issuer’s website. Notwithstanding the foregoing, the Issuer will be deemed to have provided such information to the Trustee, the Holders, prospective purchasers and beneficial owners of the Notes and to have complied with the requirements of this covenant if such information referenced above in clauses (1), (2) and (3) above has been posted on the Issuer’s website or filed on EDGAR with the SEC.

The Issuer may comply with any requirement to provide reports or financial statements under this covenant by providing any report or financial statements of a direct or indirect Holding Company so long as such reports (if an annual, half yearly or quarterly report) (a) meet the requirements (including as to content and time of delivery) of this covenant as if references to the Issuer therein were references to such Holding Company and (b) explains in reasonable detail the differences between the information relating to such Holding Company, on the one hand, and the information to the Issuer and the Restricted Subsidiaries on a stand-alone basis, on the other hand. Upon complying with the foregoing requirement, the Issuer will be deemed to have complied with the provisions contained in this covenant.

The delivery of any reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports, information or documents shall not constitute actual or constructive knowledge or notice of any information contained therein or determined therefrom, including the Issuer’s compliance with any of its covenants (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate). The Trustee is under no duty to examine such reports, information or documents to ensure compliance with the provisions of the Indenture or to ascertain the correctness or otherwise of the information or statements contained therein. The Trustee is entitled to assume such compliance and correctness unless a responsible officer of the Trustee is informed in writing otherwise. The Trustee shall have no responsibility for the filing, timeliness or content of any such reports, information or documents, and the Trustee shall have no duty to participate in or monitor any conference calls or EDGAR or any other website maintained by the Issuer.

Merger and Consolidation

The Issuer

The Issuer shall not, directly or indirectly, consolidate with or merge with or into another Person, or convey, transfer or lease all or substantially all the properties and assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(i)	the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized, incorporated and/or registered (as the case may be) and existing under the laws of the Cayman Islands, the United Kingdom, any member state of the European Union, Switzerland, any state of the United States of America or the District of Columbia, and the Successor Company (if not the Issuer) will expressly assume in appropriate documentation delivered to the Trustee all the obligations of the Issuer under the Notes, the Security Documents, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Indenture (pursuant to a supplemental indenture executed and delivered to the Trustee and amendments to the Intercreditor Agreement or the Security Documents, as applicable);

(ii)	immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(iii)	immediately after giving effect to such transaction and any related financings either (A) the Successor Company would be able to Incur at least an additional £1.00 of Indebtedness pursuant to clause (i)(x) of the first paragraph of the “—Limitation on Indebtedness” covenant above or (B) the Fixed Charge Coverage Ratio of the Issuer or the Successor Company and its Restricted Subsidiaries taken as a whole as calculated pursuant to clause (i)(x) of the first paragraph of the “—Limitation on Indebtedness” covenant above would not be lower following such transaction than it was prior to such transaction after giving pro forma effect to such transaction and any Indebtedness incurred in connection therewith; and

(iv)	the Issuer shall have delivered to the Trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture (if any is required in connection with such transaction) comply with the Indenture, and an Opinion of Counsel to the effect that such supplemental indenture (if any) and amendments to any Intercreditor Agreement or Security Documents (as applicable) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company; provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

Guarantors

In addition, the Issuer shall not permit any Guarantor, directly or indirectly, to consolidate with or merge with or into another Person, or convey, transfer or lease all or substantially all the properties and assets of such Guarantor and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(i)	either:

(A)	the resulting, surviving or transferee Person (the “Successor Guarantor”) will be a Person organized, incorporated and/or registered (as the case may be) and existing under the laws of the Cayman Islands, the United Kingdom, any member state of the European Union, Switzerland, any state of the United States of America, the District of Columbia or the jurisdiction in which it was originally organized, and such Person (if not a Guarantor) will expressly assume in appropriate documentation delivered to the Trustee, all the obligations of such Guarantor under its Note Guarantee(s), the Indenture (pursuant to a supplemental indenture executed and delivered to the Trustee), any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents; or

(B)	the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the conveyance, transfer or lease of all or substantially all the properties and assets of the Guarantor (in each case other than to the Issuer or a Restricted Subsidiary) otherwise permitted by the Indenture;

(ii)	immediately after giving effect to, and as a result of, such transaction no Default or Event of Default shall have occurred and be continuing; and

(iii)	the Issuer and such Guarantor shall deliver to the Trustee and the Security Agent in accordance with “Notices” an Officer’s Certificate and Opinion of Counsel, in each case, stating that such consolidation, merger, conveyance, transfer or lease, such supplemental indenture (if any is required in connection with such transaction) and, in the case of clause (i)(A) only, such assumption by the resulting, surviving or transferee Person comply with the Indenture, and an Opinion of Counsel to the effect that such supplemental indenture (if any) and amendments to any Intercreditor Agreement or Security Documents (as applicable) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Guarantor; provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

The successor to any Guarantor will succeed to, and be substituted for, such Guarantor under the applicable Note Guarantee.

This “—Merger and Consolidation” covenant will not apply to (a) any consolidation, merger or transfer of assets of any Restricted Subsidiary that is not a Guarantor into the Issuer or a Guarantor, (b)  consolidation, merger or transfer of assets among Guarantors, or (c) any consolidation, merger or transfer of assets among the Issuer and any Guarantor; provided that, clauses (i) and (iv) of the first paragraph of this covenant will be complied with. Clauses (ii) and (iii) of the first paragraph and clause (ii) of the second paragraph of this covenant will not apply to any merger or consolidation of the Issuer or any Guarantors with or into an Affiliate solely for the purpose of reincorporating the Issuer or such Guarantor in another jurisdiction.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of the Issuer and its Restricted Subsidiaries.

If and for so long as the Notes are listed on the Official List of the Exchange and the rules of the Authority so require, the Issuer shall publish notice of the occurrence of any of the events described in this “—Merger and Consolidation” covenant in accordance with the prevailing rules of the Authority.

Future Guarantors

The Issuer shall cause each Restricted Subsidiary that is not a Guarantor and that, after the Issue Date, Guarantees any (i) Public Debt or (ii) Indebtedness under any Credit Facility, in each case, of the Issuer or any Guarantor (subject to the Agreed Security Principles as set forth therein), to execute and deliver concurrently to the Trustee a supplemental indenture providing for a Note Guarantee of such Restricted Subsidiary pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes, which Note Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of such other Indebtedness.

Each Additional Note Guarantee will be limited as necessary to recognize certain defenses generally available to guarantors (including those that relate to general statutory limitations, capital maintenance, corporate benefit, fraudulent preference, financial assistance or thin-capitalization rules or other similar laws or regulations (or analogous restrictions) of any applicable jurisdiction). See “Risk Factors—Risks Related to the New Notes— The New Notes Guarantees and the New Notes Collateral are subject to certain limitations on enforcement and may be limited by applicable laws or subject to certain defenses that may limit their validity and enforceability” and “Insolvency Law Considerations and Limitations On The Validity And Enforceability Of the New Notes Guarantees and Certain Security Interests”.

Notwithstanding the foregoing, the Issuer shall not be obligated to cause such Restricted Subsidiary to Guarantee the Notes to the extent that such Note Guarantee by such Restricted Subsidiary would reasonably be expected to give rise to or result in a violation of applicable law which, in any case, cannot be prevented or otherwise avoided through measures reasonably available to the Issuer or the Restricted Subsidiary (including “whitewash” or similar procedures) or any liability for the officers, directors or shareholders of such Restricted Subsidiary.

Limitation on Issuer Activities

The Indenture will provide that the Issuer may not engage in any business trading activities or own any assets or Incur any Indebtedness, other than:

(a)	(i) the entry into and performance of its rights and obligations under and in connection with the Transactions, the Transaction Support Agreement, the Indenture, any Intercreditor Agreement, the Security Documents and any documents related to the foregoing; and (ii) the performance of any contract, agreement or other transaction existing or entered into on the Issue Date;

(b)	the performance of any contract, agreement or other transaction with the Issuer’s Restricted Subsidiaries and the making of any Investment, in each case to the extent not prohibited by this Indenture and reasonably relating to the other activities enumerated herein;

(c)	the entry into and performance of its rights and obligations in respect of (i) contracts and agreements with its officers, directors, employees, consultants and independent directors, (ii) subscription or purchase agreements for securities, preparation and issuance of common and/or preferred equity certificates, public offerings, debt offerings, rights offerings, tender offers, change of control offers or asset disposition offers, consent solicitations, voting and other shareholder agreements, registration rights agreements, investor rights agreements, engagement letters, underwriting agreements, dealer manager agreements, solicitation agency agreements, agreements with rating agencies and other agreements in respect of its securities or any offering, issuance or sale thereof and (iii) engagement letters and reliance letters in respect of legal, accounting and other advice and/or reports received and/or commissioned by it;

(d)	holding shares and other debt and equity interests in Subsidiaries and the subscription for debt or equity in and the making of capital contributions in or loans to or Investments in Subsidiaries;

(e)	(i) ownership of cash and Cash Equivalents and (ii) entry into, holding and utilization of Bank Products and participation in cash pooling and cash management arrangements, in each case to the extent not prohibited by this Indenture and reasonably relating to the other activities enumerated herein;

(f)	the Incurrence of (including liabilities and obligations in respect of) Indebtedness, Subordinated Shareholder Debt and Liens not otherwise prohibited by this Indenture (including in respect of Permitted Collateral Liens and Permitted Liens) and activities reasonably incidental thereto (including, without limitation, the entry into and performance of the terms and conditions of, and any obligations under, any document in connection therewith) and guaranteeing Indebtedness of Subsidiaries;

(g)	administrative, managerial, legal, treasury, tax, insurance, human resources and accounting services, arrangements with shareholders and the employment and secondment of employees, including the entry into and performance of any employee incentive or benefit arrangements, the fulfilment of any audit, financial monitoring or reporting requirements, taking of any actions necessary or required by its auditors in connection with the preparation of annual or quarterly financial statements or management accounts, services agreements, tax consolidation agreements or arrangements, retention of counsel, and any activities or requirements in connection with any public offering or private placement, and activities reasonably incidental to such services and arrangements (including entering into contracts with employees) and the ownership of assets necessary to provide such services as well as other holding company activities in the ordinary course of business;

(h)	the making or receipt of any payment, distribution, dividend, repurchase of equity securities or Investment which is permitted or not prohibited by the covenant under “—Limitation on Restricted Payments” and any transaction permitted under the covenant described under “—Merger and Consolidation” or under “—Limitation on Sales of Assets and Subsidiary Stock” and taking all actions necessary or advisable in connection with a Change of Control;

(i)	owning, leasing, managing or operating any properties or assets related to administration, employees and functions incidental to its existence or properties and assets related to the business or operations as a holding company or as permitted by the other paragraphs of this covenant;

(j)	the incurrence and payment of any fees, costs, expenses and Taxes relating to the activities of or services provided to or duties of the Issuer and any Restricted Subsidiaries (including, without limitation, overhead costs, management costs, filling fees, audit costs, Taxes and other ordinary course fees, costs and expenses) and completion of acquisitions of assets and securities otherwise permitted hereby;

(k)	other transactions, activities and arrangements related or reasonably incidental to the establishment and/or maintenance of its or the Issuer’s or any Restricted Subsidiary’s corporate existence (including the provision of holding company, corporate or performance guarantees) and otherwise consistent with the activities of a holding company and activities reasonably incidental thereto;

(l)	the performance of obligations and exercise of rights under contracts or arrangements with any Parent Entity, Permitted Holder, joint venture or joint venture partner or direct or indirect shareholder or other holder of the Issuer’s securities entered into in compliance with this Indenture;

(m)	entry into, performance of and Incurrence of Indebtedness and liabilities under any Intercreditor Agreement, Additional Intercreditor Agreement and the Security Documents or any Permitted Lien, Permitted Collateral Lien or Lien Incurred in accordance with the covenant described under “—Limitation on Liens;”

(n)	the issuance, offering, sale and listing of Capital Stock (including in a public offering or private placement) and conducting activities related or reasonably incidental to any public offering or private placement, including the maintenance of any listing and compliance with its obligations under registration rights agreements, shareholder agreements, investor rights agreements or warrant agreements to which it may be a party;

(o)	compliance with the Securities Act, the Exchange Act, SEC reporting obligations, New York Stock Exchange rules and regulations, and the rules and regulations of any stock exchange on which the Issuer’s securities may be listed or traded, including payment of listing and filing fees required thereby and compliance with the requirements described under “Reports” above;

(p)	ordinary course transactions, contracts and arrangements with transfer agents, paying agents, trustees, registrars, collateral agents, exchange agents, solicitation agents, depositaries, stock exchanges and clearing agencies;

(q)	the making, payment and receipt of Holding Company Expenses and any other transaction, activities and arrangements contemplated by the covenant described under “—Limitation on Affiliate Transactions;” and

(r)	other transactions, activities and arrangements that are either (i) consistent with the above or (ii) not specifically set out above that are de minimis in nature.

Guarantor Coverage

If (i) the aggregate earnings before interest, tax, depreciation and amortization of the Guarantors as a group represents less than 85% of the earnings before interest, tax, depreciation and amortization of the Issuer and its Subsidiaries on a consolidated basis during the most recent quarter for which financial statements are available and (ii) the aggregate gross revenue of the Guarantors as a group represents less than 85% of the gross revenue of the Issuer and its Subsidiaries on a consolidated basis for the most recent quarter for which financial statements are available (the “Guarantor Coverage Test”), the Issuer is required to cause additional Restricted Subsidiaries to become Guarantors (subject to Agreed Security Principles) until the Guarantor Coverage Test is satisfied.

Beginning on the date which is 60 days after the Issue Date, the Issuer is required to ensure that (subject to the Agreed Security Principles) each Restricted Subsidiary of the Issuer which becomes a Material Company and each direct holding company of such Material Company and each other Restricted Subsidiary of the Issuer as may be necessary to ensure that the Guarantor Coverage Test is satisfied executes and delivers to the Trustee a supplemental indenture providing for a Note Guarantee. Such execution and delivery of a supplemental indenture must occur (i) on the date falling 60 days after the Issue Date; (ii) within 60 days of receipt by the Trustee of the semi-annual financial statements which indicates that a Restricted Subsidiary of the Issuer is a Material Company or (as relevant) indicates that other Restricted Subsidiaries of the Issuer must become guarantors to ensure that the Guarantor Coverage Test is satisfied; and (iii) 60 days following the acquisition of a Material Company.

Minimum Liquidity

The Indenture will include a minimum liquidity covenant pursuant to which the Issuer is required to ensure that the available liquidity (being the aggregate amount of cash and Cash Equivalent, any undrawn commitments under any Credit Facility and any undrawn commitments under any Indebtedness permitted to be incurred under “—Covenants—Limitation on Indebtedness”)) is not less than £50.0 million (“Minimum Liquidity Threshold”). The Minimum Liquidity Threshold will be tested as of the last day of each fiscal quarter in each fiscal year of the Issuer, beginning with the fiscal quarter ending on December 31, 2023, and the Issuer shall be required to deliver to the Trustee within 10 Business Days of each quarter end a compliance certificate evidencing whether or not the Issuer’s minimum liquidity as of such quarter end exceeds the Minimum Liquidity Threshold. Any cash held in a restricted bank account or similar account, in each case, subject always to fixed charge security (in accordance with the terms under “—Security; Release of Collateral”) which contains the proceeds of the sale and leaseback transaction with Geenhous Limited related to the Issuer’s Cold Meece freehold property shall count as owned by the Issuer for purposes of calculating whether the Minimum Liquidity Threshold has been met.

Maintenance of Listing

The Issuer will use its commercially reasonable efforts to obtain and maintain the listing of the Notes on the Official List of the Exchange for so long as any Notes are outstanding; provided that if the Issuer is unable to obtain admission to such listing or if at any time the Issuer determines that it will not maintain such listing, it will use its commercially reasonable efforts to obtain and maintain a listing of the Notes on another “recognised stock exchange” (within the meaning of Section 1005 of the Income Tax Act of 2007 of the United Kingdom (“ITA”) as it applies for the purposes of section 987 of the ITA) (in which case, references in this covenant to the Exchange will be deemed to refer to such other “recognised stock exchange”).

Restricted and Unrestricted Subsidiaries

As of the Issue Date, all of the Issuer’s Subsidiaries shall be Restricted Subsidiaries.

The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

(i)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock of, or own or hold any Lien on any property of, any other Subsidiary of the Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(ii)	such Subsidiary is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation to:

(A)	subscribe for additional Capital Stock of such Person; or

(B)	maintain or preserve such Person’s financial condition or cause such person to achieve any specified levels of operating results;

(iii)	all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount which shall be the Restricted Payment’s Fair Market Value at the time of such transfer and a Restricted Payment in such amount would be permitted at such time under the covenant set forth under “—Limitation on Restricted Payments” or the definition of “Permitted Investments” and if such Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary”; and

(iv)	after giving effect to, and as a result of, such designation there will be no Default or Event of Default.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall be permitted only if (i) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (ii) the Issuer could Incur at least £1.00 of additional Indebtedness as described in clause (i)(x) of the first paragraph under “—Limitation on Indebtedness”, on a pro forma basis taking into account such designation as if it had occurred at the beginning of the applicable reference period, or the Issuer could otherwise Incur any outstanding Indebtedness of such Unrestricted Subsidiary pursuant to one or more of the clauses in the second paragraph under “—Limitation on Indebtedness.” Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions.

Impairment of Security Interest

The Issuer will not, and the Issuer will not cause or permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might or would have the result of materially impairing the security interest with respect to the Collateral (it being understood that the incurrence of Liens on the Collateral permitted by the definition of “Permitted Collateral Liens” shall under no circumstances be deemed to materially impair the security interest with respect to the Collateral), for the benefit of the Trustee and the Holders, and the Issuer will not, and the Issuer will not cause or permit any of its Restricted Subsidiaries to, grant to any Person other than the Security Agent, for the benefit of the Holders and the other beneficiaries described in the Security Documents and any Intercreditor Agreement, any interest whatsoever in any of the Collateral; provided that

(i)	nothing in this provision shall restrict the discharge or release of the Collateral in accordance with the Indenture, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents; and

(ii)	the Issuer and the Issuer’s Restricted Subsidiaries may incur Permitted Collateral Liens;

and provided further, however, that no Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced, unless contemporaneously with such amendment, extension, replacement, restatement, supplement, modification or renewal, the Issuer delivers to the Security Agent either:

(A)	a solvency opinion from an accounting, appraisal or investment banking firm of national standing confirming the solvency of the Issuer and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, release, modification or replacement; or

(B)	a certificate from the chief financial officer, chief executive officer or the Board of Directors of the relevant Person, which confirms the solvency of the person granting such Security Interest after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement; or

(C)	an Opinion of Counsel (subject to customary exceptions and qualifications), confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens securing the Notes created under the Security Documents so amended, extended, renewed, restated, supplemented, modified or replaced are valid and perfected Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, and that such Lien or Liens were not otherwise subject to any limitation, imperfection or a hardening period immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement.

Notwithstanding the preceding paragraph which shall not apply to the actions described in this paragraph, at the direction of the Issuer and without the consent of the Holders or the Trustee, the Security Agent may from time to time enter into one or more amendments to the Security Documents to: (i) cure any ambiguity, omission, defect or inconsistency therein; (ii) provide for Permitted Collateral Liens to the extent permitted by the Indenture; (iii) add to the Collateral or add additional Guarantors or obligors; (iv) comply with the terms of any Intercreditor Agreement or any Additional Intercreditor Agreement; (v) evidence the succession of another Person to the Issuer and the assumption by such successor of the obligations under the Indenture, the Notes and the Security Documents, in each case, in accordance with “—Merger and Consolidation”; (vi) provide for the release of property and assets constituting Collateral from the Lien of the Security Documents or the release of a Note Guarantee granted by a Guarantor, in each case, in accordance with (and if permitted by) the terms of the Indenture and any Intercreditor Agreement; (vii) conform the Security Documents to this “Description of the Notes”; (viii) evidence and provide for the acceptance of the appointment of a successor Trustee or Security Agent; or (ix) make any other change thereto that does not adversely affect the rights of the Holders in any material respect.

In the event that the Issuer or the relevant Restricted Subsidiary complies with this covenant, the Trustee and the Security Agent shall (subject to customary protections and indemnifications and each of the Trustee and the Security Agent being indemnified and secured to its satisfaction) consent to such amendment, extension, renewal, restatement, supplement, modification or replacement with no need for instructions from Holders, but upon receipt of an Officer’s Certificate and Opinion of Counsel by the Trustee and the Security Agent.

Further Assurances

The Issuer shall, and the Issuer shall procure that each Guarantor shall, at its own expense, execute and do all such acts and things and provide such assurances as the Security Agent may reasonably require

(i)	subject to the Agreed Security Principles, for registering any Security Documents in any required register and for perfecting or protecting the security intended to be afforded by such Security Documents; and

(ii)	if such Security Documents have become enforceable, for facilitating the realization of all or any part of the assets which are subject to such Security Documents and for facilitating the exercise of all powers, authorities and discretions vested in the Security Agent or in any receiver of all or any part of those assets. The Issuer shall, and the Issuer shall procure that each Guarantor shall, execute all transfers, conveyances, assignments and releases of that property whether to the Security Agent or to its nominees and give all notices, orders and directions which the Security Agent may reasonably request.

Additional Intercreditor Agreements

At the request of the Issuer, at the time of, or prior to, the Incurrence of any Indebtedness that is permitted to share the Collateral, the Issuer, the relevant Guarantors, the Trustee and the Security Agent shall enter into an additional intercreditor agreement (each an “Additional Intercreditor Agreement”) on terms substantially similar to any Intercreditor Agreement (or not materially less favorable to the Holders) or an amendment to, or an amendment and restatement of, any Intercreditor Agreement (which amendment is not materially less favorable to the Holders); provided that such Intercreditor Agreement or Additional Intercreditor Agreement will not impose any personal obligations on the Trustee or the Security Agent or adversely affect the rights, duties, liabilities or immunities of the Trustee under the Indenture or any Intercreditor Agreement; provided further that it is understood and agreed that an increase in the amount of Indebtedness being subjected to the terms of any Intercreditor Agreement or any Additional Intercreditor Agreement will be deemed to be on substantially similar terms to any Intercreditor Agreement and will be deemed not to adversely affect the rights of the Holders and will be permitted by this covenant if, in each case, the Incurrence of such Indebtedness (and any Lien in its favor), would not be otherwise prohibited by the Indenture.

The Indenture will also provide that, at the direction of the Issuer and without the consent of the Trustee, the Security Agent or any Holder, the Trustee and the Security Agent shall from time to time enter into one or more amendments to any Intercreditor Agreement and any Additional Intercreditor Agreement at the Issuer’s request to: (1) cure any ambiguity, omission, defect, manifest error or inconsistency of any such agreement; (2) include customary provisions implementing that any new Indebtedness that is permitted to share the Collateral (other than to the extent such Indebtedness constitutes Super Senior Hedging Liabilities or Pari Passu Indebtedness pursuant to Note Documents) ranks junior in right of payment to the Notes, (3) subject to customary anti-layering protections included in any Intercreditor Agreement, increase the amount or types of Indebtedness covered by any such agreement that may be Incurred by the Issuer or any Restricted Subsidiary that is subject to any such agreement; (4) add Restricted Subsidiaries or Guarantors to any Intercreditor Agreement or an Additional Intercreditor Agreement; (5) further secure the Notes (including any Additional Notes); (6) make provision for equal and ratable pledges of the Collateral to secure Additional Notes; (7) implement any Permitted Collateral Liens; (8) amend any Intercreditor Agreement or any Additional Intercreditor Agreement in accordance with the terms thereof; (9) amend any Intercreditor Agreement or any Additional Intercreditor Agreement to (i) remove any references to any secured obligations following the full redemption or repayment of any such obligations and the cancellation or termination of underlying contractual arrangements, as applicable and/or (ii) replace any such references with references to any new contractual obligations governing any such secured obligations that replace and/or refinance, as applicable such secured obligations, in each case to the extent permitted by the Indenture; or (10) make any other change to any such agreement that does not adversely affect the Holders in any material respect.

Save as may be required by mandatory provisions of law, each Holder, by accepting a Note, will be deemed to have agreed to and accepted the terms and conditions of, and to have directed the Trustee and the Security Agent to enter into, each Intercreditor Agreement and Additional Intercreditor Agreement and any amendment referred to in the preceding paragraphs, and the Trustee or the Security Agent shall not be required to seek the consent of any Holders to perform its obligations under and in accordance with this covenant. Before entering into an Additional Intercreditor Agreement or effecting any amendment to any Intercreditor Agreement pursuant to this covenant, the Trustee or the Security Agent may elect to base its decision on an Officer’s Certificate and an Opinion of Counsel. Neither the Trustee nor the Security Agent shall be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate and Opinion of Counsel. The Issuer shall notify the Holders of the entry into an Additional Intercreditor Agreement or any amendment to any Intercreditor Agreement effected pursuant to this covenant without undue delay in accordance with the procedures set forth in the Indenture.

Suspension of Covenants

If on any date following the date of the Indenture:

(i)	the Notes are rated with an Investment Grade Rating by two Rating Agencies; and

(ii)	no Default has occurred and is continuing under the Indenture (the foregoing conditions being referred to collectively as the “Suspension Condition”);

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this “Description of the Notes” (collectively, the “Suspended Covenants”) of the Indenture will be suspended as to the Notes:

●	“—Limitation on Indebtedness”;

●	“—Limitation on Restricted Payments”;

●	“—Limitation on Restrictions on Distributions from Restricted Subsidiaries”;

●	“—Limitation on Sales of Assets”;

●	“—Limitation on Affiliate Transactions”;

●	“—Future Guarantors”;

●	“—Limitation on Issuer Activities”;

●	“—Guarantor Coverage”;

●	“—Restricted and Unrestricted Subsidiaries”;

●	“—Minimum Liquidity”; and

●	clauses (ii) and (iii) of the first paragraph and (ii) of the second paragraph, respectively, of “—Merger and Consolidation”.

During any period that the foregoing sections have been suspended, the Issuer’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to “—Restricted and Unrestricted Subsidiaries” unless the designation would have complied with the covenant described under “—Limitation on Restricted Payments”.

Notwithstanding the foregoing, if the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any period of time as a result of the Suspension Condition having been met and, subsequently, one or both of the respective Rating Agencies withdraw their Investment Grade Rating or downgrade the Investment Grade Rating assigned to the Notes such that the Notes no longer have an Investment Grade Rating by the respective two Rating Agencies, then the Issuer and each of its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants. (a) Compliance with the Suspended Covenants (i) with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the reinstated “—Limitation on Restricted Payments” covenant as if the provisions had been in effect since the Issue Date (accordingly, Restricted Payments made during such period when the Suspended Covenants are suspended will reduce the amount available to be made as Restricted Payments described under the first paragraph of “—Limitation on Restricted Payments”) and (ii) with respect to Indebtedness incurred after the time of such withdrawal or downgrade, will be calculated in accordance with the terms of the reinstated “—Limitation on Indebtedness” covenant as if any Indebtedness incurred on or after the occurrence of the Suspension Condition will be deemed to have been incurred pursuant to the first paragraph described under “—Limitation on Indebtedness”; and (b) the Issuer will, and will cause each Restricted Subsidiary that would have been required to Guarantee the Notes pursuant to “—Future Guarantors” during such period when the Suspended Covenants are suspended to take all actions it would have been required to take to comply with “—Future Guarantors” if it had not been suspended including executing a supplemental indenture pursuant to which such Restricted Subsidiary shall become a Guarantor under the Indenture and pledging the Restricted Subsidiary’s existing and future assets and pledging all of the Capital Stock in such Restricted Subsidiary to secure the Notes and the Note Guarantees; provided, further, that no Default, Event of Default or breach of any kind will be deemed to exist under the Indenture with respect to the Suspended Covenants based on, and none of the Issuer or any of its Subsidiaries will bear any liability for, any actions taken or events occurring after such Notes attain the required ratings and before any reinstatement of the Suspended Covenants as provided above, or any actions, taken at any time pursuant to any contractual obligations arising prior to the reinstatement of the Suspended Covenants, regardless of whether those actions or events would have been permitted if the applicable sections had remained in effect during such period.

The Trustee shall have no duty to monitor the ratings of the Notes, shall not be deemed to have any knowledge of the ratings of the Notes and shall have no duty to notify Holders if the Notes achieve an Investment Grade Rating or have such Investment Grade Rating withdrawn. The Issuer shall notify the Trustee in writing that the conditions set forth in the first paragraph under this caption has been satisfied, provided that, no such notification shall be a condition for the suspension of the covenants described under this caption to be effective.

Events of Default, Enforcement

Each of the following constitutes an “Event of Default” under the Indenture:

(a)	default in any payment of interest or Additional Amounts, if any, on any Note when due and payable, continued for 30 days;

(b)	default in the payment of principal of or premium, if any, on any Note when due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon acceleration or otherwise;

(c)	failure by the Issuer or any of the Guarantors to comply with any obligation under the covenant set forth under “—Covenants—Merger and Consolidation”, continued for 30 days;

(d)	failure by the Issuer or any of the Guarantors to comply for 60 days after written notice from the Trustee on behalf of the Holders or upon written instruction by Holders of at least 25% in aggregate principal amount of the Notes then outstanding with its other obligations contained in the Indenture;

(e)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for borrowed money by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries), other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default:

(i)	is caused by a failure to pay when due principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any applicable grace period provided for under the terms of such Indebtedness (“payment default”); or

(ii)	results in the acceleration of such Indebtedness prior to its maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated aggregates £5 million or more;

(f)	certain events of bankruptcy, insolvency or reorganization under bankruptcy laws of (i) the Issuer, (ii) any Guarantor, (iii) any Significant Subsidiary or (iv) a group of Restricted Subsidiaries that taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries) would constitute a Significant Subsidiary;

(g)	failure by the Issuer, any Guarantor or any Restricted Subsidiary which is a Significant Subsidiary to pay final judgments aggregating in excess of £5 million (net of any amounts that are covered by insurance policies issued by reputable and creditworthy insurance companies), which judgments are not paid, discharged or stayed for a period of 60 days after the judgment exceeding such threshold becomes final;

(h)	any Note Guarantee of any Guarantor ceases to be in full force and effect (except as contemplated by the terms of such Note Guarantee or the Indenture or as provided under applicable law) or is declared null and void in a judicial proceeding or the Issuer or any such Guarantor denies or disaffirms in writing or in any pleading in any court its obligations under the Indenture or its Note Guarantee and any such Default continues for 10 days; or

(i)	with respect to any Collateral having a Fair Market Value in excess of £5 million, individually or in the aggregate, (i) (a) the security interest under the Indenture or the Security Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Security Documents and other than the satisfaction in full of all obligations under the Notes or (b) any security interest created thereunder or under the Security Documents is declared invalid or unenforceable and such Default continues for 15 days after the Issuer becomes aware of the Default or (ii) the Issuer or any Guarantor asserts that any such security interest or Security Document is invalid or unenforceable prior to the time that the Collateral is to be released to the Issuer or the Guarantors.

If an Event of Default (other than an Event of Default pursuant to the foregoing clause (f)) occurs and is continuing, the Trustee by written notice to the Issuer or the Holders of at least 25% in principal amount of all outstanding Notes by written notice to the Issuer and the Trustee shall declare the principal amount of and all accrued interest under all outstanding Notes to be due and payable immediately. If an Event of Default with respect to the Issuer pursuant to the foregoing clause (f) occurs and is continuing, (i) the Notes will automatically become due and payable immediately without any declaration or other act on the part of the Trustee or any Holder and (ii) (A) if prior to November 15, 2025, the aggregate principal amount of such Notes plus accrued and unpaid interest (including PIK interest, if any), any Additional Amounts and the Applicable Premium as of the date of such acceleration or (B) if on or after November 15, 2025, the applicable redemption price as set forth under “— Optional Redemption” as of the date of such acceleration, plus accrued and unpaid interest (including PIK interest, if any) and any Additional Amounts, in each case, shall all be immediately due and payable. The Issuer expressly waives (to the fullest extent it may lawfully do so) the provisions of any present or future statute or law that prohibits or may prohibit the collection of the foregoing premium in connection with any such acceleration. The Issuer expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Holders and the Issuer giving specific consideration in this transaction for such agreement to pay the premium; and (D) the Issuer shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Issuer expressly acknowledges that its agreement to pay the premium to the Holders as herein described is a material inducement to the holders to purchase or invest in the Notes. Certain enforcement actions, including acceleration, will be suspended during a consultation period under any Intercreditor Agreement entered into in the future. See “—Intercreditor Agreement”.

In the event of a declaration of acceleration of the Notes because an Event of Default pursuant to foregoing clause (e) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the relevant default triggering such Event of Default pursuant to the foregoing clause (e) shall be remedied or cured by the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness, or the relevant Indebtedness that gave rise to such Event of Default shall have been discharged in full, within 20 days after the declaration of acceleration with respect thereto and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except non-payment of principal, premium, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

The Holders may rescind any acceleration with respect to the Notes and its consequences within three months of the acceleration by simple majority vote of the Holders if such rescission would not conflict with any judgment or decree of a court of competent jurisdiction; provided, however, that the aggregate of such cast votes exceeds the number of votes having required the acceleration.

Notwithstanding anything to the contrary herein, (i) if a Default occurs for a failure to deliver a required certificate in connection with another default (an “Initial Default”), then at the time such Initial Default is cured, such Default for failure to report or deliver a required certificate in connection with the Initial Default will also be cured without any further action and (ii) any Default or Event of Default for the failure to comply with the time periods prescribed in “—Covenants—Reports”, or otherwise to deliver any notice or certificate pursuant to any other provision of the Indenture shall be deemed to be cured upon delivery of any such report required by such covenant or notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the Indenture.

The Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered (and, if requested, provided) to the Trustee indemnity (including by way of prefunding) or security satisfactory to the Trustee against any loss, liability or expense that may be incurred. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(a)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(b)	Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(c)	the Trustee has not complied with such request within 60 days following the receipt of the written request and the offer of security or indemnity; and

(d)	the Holders of a majority in principal amount of the outstanding Notes have not within such 60 day period given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request.

Subject to the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture will provide that, in the event an Event of Default has occurred and is continuing for which a responsible officer of the Trustee has actual knowledge, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of such person’s own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder (it being agreed that the Trustee shall have no obligation to make such determination) or would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification and/or security (including by way of prefunding) satisfactory to it against all losses, liabilities, and expenses that may be caused by taking or not taking such action.

The Issuer shall deliver to the Trustee in accordance with the procedures set forth in the Indenture, within 120 days after the end of each fiscal year an Officer’s Certificate stating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, after becoming aware of the occurrence thereof, written notice of any events of which it is aware which would constitute Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

If an Event of Default occurs and is continuing, the Trustee may or, subject to the provisions of any Intercreditor Agreement with respect to any Note Guarantee and the Collateral, the Security Agent may:

(a)	in its sole discretion, but shall not be required to, proceed to protect and enforce the rights of the Holders by such appropriate judicial proceedings as the Trustee or the Security Agent, as applicable, shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or any Note Guarantee or in aid of the exercise of any power granted herein, or to enforce any other proper remedy, including making demand under one or more of the Note Guarantees on behalf of the Holders unless such Holders have offered to the Trustee and the Security Agent indemnity and/or security (including by way of prefunding) satisfactory to the Trustee and Security Agent against any loss, liability and expense; and

(b)	prosecute and enforce all rights of action and claims under the Indenture or any Note Guarantee without the possession of any of the Notes or the Global Notes or the production thereof in any proceeding relating thereto, and to bring any such proceeding on behalf of the Holders.

Amendments and Waivers

Subject to certain exceptions and without limiting the ability of the Issuer, without consent of the Trustee, the Security Agent or any Holder, to direct the Trustee and the Security Agent to enter into one or more amendments to any Intercreditor Agreement and any Additional Intercreditor Agreement in accordance with the covenant set forth under “—Covenants—Additional Intercreditor Agreements” above, the Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents may be amended, supplemented or otherwise modified with the consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). For the avoidance of doubt, an amendment, supplement or waiver of the provisions in the covenant described above under “—Covenants—Limitation on Sales of Assets” shall require the consent of Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). If any such amendment, supplement or waiver will only affect one series of Notes (but not all series of Notes), only the consent of Holders of at least a majority in aggregate principal amount of the then outstanding Notes of the series so affected (and not the consent of the Holders of at least a majority in aggregate principal amount of all Notes then outstanding), shall be required.

Without the consent of Holders holding not less than 90% of the then outstanding principal amount of the Notes then outstanding (provided, however, that if any such amendment, supplement, waiver or other modification or consent will only affect one series of Notes (but not all series of Notes), only the consent of the holders of at least 90% of the aggregate principal amount of the then outstanding Notes of the series so affected will be required), an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(i)	reduce the principal amount of Notes whose Holders must consent to an amendment, waiver or modification;

(ii)	reduce the stated rate of or extend the stated time for payment of interest on any Note;

(iii)	reduce the principal of or extend the Stated Maturity of any Note;

(iv)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, in each case as described above under “—Optional Redemption”;

(v)	make any Note payable in money other than that stated in the Note;

(vi)	impair the right of any Holder to receive payment of principal of and interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(vii)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest, Additional Amounts or premium, if any, on, the Notes;

(viii)	release any security interest granted for the benefit of the Holders in the Collateral other than in accordance with the terms of the Security Documents, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Indenture;

(ix)	waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest or Additional Amounts, if any, on the Notes (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration);

(x)	release any Guarantor from any of its obligations under the Note Guarantee or the Indenture, except in accordance with the terms of the Indenture, any Intercreditor Agreement and any Additional Intercreditor Agreement;

(xi)	waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under “—Repurchase at the Option of Holders upon a Change of Control” and “—Covenants—Limitation on Sales of Assets”); or

(xii)	make any change in the amendment or waiver provisions which require the Holders’ consent described in this sentence.

The Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents may be amended or supplemented without the consent of any Holder:

(i)	to cure any ambiguity, omission, defect, error or inconsistency;

(ii)	to provide for the assumption by a successor Person of the obligations of the Issuer or any Guarantor under any of the Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(iii)	to add to the covenants or provide for a Note Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Issuer or any Restricted Subsidiary;

(iv)	to make any change that would provide additional rights or benefits to the Trustee, the Security Agent or the Holders or that does not adversely affect the rights or benefits to the Trustee, the Security Agent or any of the Holders in any material respect under the Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(v)	make such provisions as necessary (as determined in good faith by the Board of Directors or an Officer of the Issuer) for the issuance of Additional Notes;

(vi)	to provide for any Restricted Subsidiary to provide a Note Guarantee in accordance with the covenant described under “—Covenants—Limitation on Indebtedness” or “—Covenants—Future Guarantors”, to add Note Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Note Guarantee or Lien (including the Collateral and the Security Documents) or any amendment in respect thereof with respect to or securing the Notes when such release, termination, discharge or retaking or amendment is provided for under the Indenture, the Security Documents, any Intercreditor Agreement or any Additional Intercreditor Agreement;

(vii)	to conform the text of the Indenture, any Intercreditor Agreement, the Security Documents or the Notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Security Documents or the Notes;

(viii)	to evidence and provide for the acceptance and appointment under the Indenture or any Intercreditor Agreement or any Additional Intercreditor Agreement of a successor Trustee or Security Agent pursuant to the requirements thereof or to provide for the accession by the Trustee or Security Agent to any of the Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents;

(ix)	in the case of the Security Documents, to mortgage, pledge, hypothecate or grant a security interest in favor of the Security Agent for the benefit of the Holders, in any property which is required by the Security Documents to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Security Agent, or to the extent necessary to grant a security interest in the Collateral for the benefit of any Person; provided that the granting of such security interest is not prohibited by the Indenture or any Intercreditor Agreement or any Additional Intercreditor Agreement and the covenant described under “—Covenants—Impairment of Security Interest” is complied with;

(x)	as provided in “—Covenants—Additional Intercreditor Agreements”;

(xi)	at the Issuer’s election, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act, if such qualification is required;

(xii)	to make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Notes issued as part of a PIK Payment in accordance with the terms of the Indenture and/or the Security Documents; or

(xiii)	make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes, including to facilitate the issuance and administration of Notes; provided, however, that compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law.

In connection with such matters, the Trustee and the Security Agent shall be entitled to receive and rely absolutely on an Officer’s Certificate and Opinions of Counsel.

Notwithstanding anything to the contrary in the paragraphs above, in order to effect an amendment authorized by paragraphs (iii) or (vi) above to add a Guarantor under the Indenture, it shall only be necessary for the supplemental indenture providing for the accession of such additional Guarantor to be duly authorized and executed by the Issuer, such additional Guarantor and the Trustee. Any other amendments permitted by the Indenture need only be duly authorized and executed by the Issuer and the Trustee and, if applicable, the Security Agent.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment of any of the Indenture, the Notes, the Note Guarantees, any Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

Acts by Holders

In determining whether the Holders of the required principal amount of the Notes have concurred in any direction, waiver or consent, the Notes owned by the Issuer will be disregarded and deemed not to be outstanding; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a responsible officer actually knows are so owned shall be so disregarded. Any Notes held by any Person directly or indirectly controlled, or controlled by, or under direct or indirect common control with, the Issuer, will not cease to be outstanding and will not be disregarded but will be counted for purposes of determining the percentage of Holders who have voted on any matter.

Legal Defeasance or Covenant Defeasance

The Indenture will provide that the Issuer may, as evidenced by a resolution set forth in an Officer’s Certificate, elect to have the obligations of the Issuer and the Guarantors discharged with respect to the outstanding Notes and the Note Guarantees (“Legal Defeasance”). Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes that are being defeased and Note Guarantees except as to:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust account referred to below;

(b)	the Issuer’s obligations to exchange any Notes, replace mutilated, destroyed, lost or stolen Notes, maintain an office or agency for payments in respect of the Notes and segregate and hold such payments in trust;

(c)	the rights and obligations of the Trustee and the obligations of the Issuer and the Guarantors in connection therewith; and

(d)	the “Legal Defeasance or Covenant Defeasance” provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Guarantors released with respect to certain covenants set forth in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events described under “—Events of Default, Enforcement” will no longer constitute an Event of Default with respect to the Notes. These events do not include events relating to non-payment on the Notes or, solely with respect to the Issuer, bankruptcy, insolvency, receivership and reorganization. The Issuer may exercise its Legal Defeasance option regardless of whether they previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(i)	the Issuer must irrevocably deposit or cause to be deposited in a trust account for the benefit of the holders of the Notes, cash in US$, non-callable U.S. Government Securities or a combination thereof, in each case, in such amounts as will be sufficient, in the opinion of the Issuer (acting in good faith), to pay and discharge the principal of, premium, if any, and interest, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must (x) prior to depositing such monies or securities to the trust account, procure an Opinion of Counsel stating, subject to customary assumptions and qualifications, that the trust account will be bankruptcy remote; (y) specify whether the Notes are being defeased to such Stated Maturity or to a particular redemption date; and (z) if applicable, have delivered to the Paying Agent and the Trustee an irrevocable notice to redeem all the outstanding Notes of such principal, premium, if any, or interest;

(ii)	in the case of Legal Defeasance, the Issuer must have delivered to the Trustee an Opinion of Counsel stating that (i) the Issuer has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (ii) since the original issue date of the Notes, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)	in the case of Covenant Defeasance, the Issuer must have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)	the Issuer must have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of the Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(v)	the Issuer must have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, subject to customary assumptions and qualifications, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

The Trustee shall be entitled to accept any Officer’s Certificate and Opinion of Counsel delivered to it pursuant to this paragraph as sufficient evidence of compliance with the relevant paragraph and shall not be obligated to independently investigate whether the requirements of the relevant paragraph are otherwise met.

Satisfaction and Discharge

The Indenture, and the rights of the Trustee and the Holders under any Intercreditor Agreement and any Additional Intercreditor Agreement and the Security Documents, will be discharged and cease to be of further effect (except as to surviving rights of conversion or transfer or exchange of the Notes and rights, privileges and immunities of the Trustee, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either:

(a)	all the Notes previously authenticated and delivered (other than certain lost, stolen or destroyed Notes, and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuer) have been delivered to the Trustee or Paying Agent for cancellation; or

(b)	all Notes not previously delivered to the Trustee or Paying Agent for cancellation (i) have become due and payable (including by the giving of a notice of redemption to the Holders), (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Paying Agent for the giving of notice of redemption by the Paying Agent in the name, and at the expense, of the Issuer;

(2)	the Issuer has deposited or caused to be deposited with the Trustee (or such other entity directed, designated, selected or appointed by the Issuer and reasonably acceptable to the Trustee for this purpose), for the benefit of the holders of the Notes, cash in US$ or US$-denominated U.S. Government Securities or a combination thereof, in each case, in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not previously delivered to the Trustee or Paying Agent for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be;

(3)	the Issuer has paid or caused to be paid all other sums payable under the Indenture;

(4)	the Issuer has delivered irrevocable instructions to the Trustee, Paying Agent (or other entity directed, designated, selected or appointed by the Issuer and reasonably acceptable to the Trustee for this purpose) as applicable to apply the funds deposited towards the payment of the Notes at maturity or on the redemption date, as the case may be; and

(5)	the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which the Trustee may rely on without further inquiry) each to the effect that all conditions precedent under the Satisfaction and Discharge section of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with, provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

If requested in writing by the Issuer, which request may be included in the applicable notice of redemption or pursuant to the applicable Officer’s Certificate the Trustee, Paying Agent or such other entity directed, designated, selected or appointed by the Issuer and reasonably acceptable to the Trustee for this purpose, as applicable, shall distribute any amounts deposited to the Holders prior to Stated Maturity or the redemption date, as the case may be; provided, however, that the Holders shall have received at least five Business Days’ notice from the Issuer of such earlier payment date (which may be included in the notice of redemption). For the avoidance of doubt, the distribution and payment to Holders prior to the maturity or redemption date as set forth above shall not include any negative interest, present value adjustment, additional break cost or any additional premium on such amounts. To the extent the Notes are represented by a Global Note deposited with a depositary for a clearing system, any payment to the beneficial holders holding Book-Entry Interests as participants of such clearing system will be subject to the then applicable procedures of the clearing system.

Concerning the Trustee and Certain Agents

U.S. Bank Trust Company, National Association, is to be appointed as Trustee under the Indenture. The Notes Indenture will provide that, except during the continuance of an Event of Default of which a responsible officer of the Trustee has received written notice, the Trustee will perform only such duties as are set forth specifically in the Indenture where indemnified to its satisfaction. During the existence of an Event of Default of which a responsible officer of the Trustee has received written notice, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care that a prudent Person would use in conducting its own affairs. The permissive rights of the Trustee to take or refrain from taking any action enumerated in the Indenture will not be construed as an obligation or duty. If the Trustee, the Security Agent or any other agent under the Indenture becomes the Holder, beneficial owner or pledgee of any Notes, it may deal with the Issuer with the same rights it would have if it were not the Trustee, Security Agent or such other agent. The Trustee will be permitted to engage in transactions with the Issuer and its Affiliates.

The Indenture will set out the terms under which the Trustee may retire or be removed, and replaced. Such terms will include, among others, (1) that the Trustee may be removed at any time by the Holders of a majority in principal amount of the then outstanding Notes, or may resign at any time by giving written notice to the Issuer and (2) that if the Trustee at any time (a) has or acquires a conflict of interest that is not eliminated, or (b) becomes incapable of acting as Trustee or becomes insolvent or bankrupt, then the Issuer may remove the Trustee, or any Holder who has been a bona fide Holder for not less than six months may petition any court for removal of the Trustee and appointment of a successor Trustee.

Any removal or resignation of the Trustee shall not become effective until the acceptance of appointment by the successor Trustee.

The Indenture will contain provisions for the indemnification of the Trustee for any loss, liability, expenses Incurred without gross negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the Indenture.

Notices

If and for so long as any of the Notes are listed on the Official List of the Exchange and if and to the extent the rules of the Authority so require, the Issuer will notify the Authority of any notice to the Holders of the Notes and, in connection with any redemption, the Issuer will notify the Authority of any change in the principal amount of the Notes outstanding. In addition, for so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered by or on behalf of the Issuer to DTC.

Each such notice shall be deemed to have been given on the date of such publication or; if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to such Holder if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it. Notices to the Trustee or the Security Agent shall be effective upon actual receipt thereof.

No Personal Liability of Directors, Officers, Employees and Shareholders

No director, officer, employee, incorporator, member or shareholder of the Issuer or the Guarantors will have any liability for any obligations of the Issuer or any Guarantor under the Notes or the Indenture or any Note Guarantee or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws.

Prescription

Claims against the Issuer and the Guarantors for the payment of principal, or premium, if any, on the Notes will be prescribed ten years after the applicable due date for payment thereof. Claims against the Issuer and the Guarantors for the payment of interest on the Notes will be prescribed six years after the applicable due date for payment of interest, provided that such claim has not been stayed or otherwise prohibited or delayed by applicable law or court order.

Additional Information

Following the Issue Date, copies of the Indenture, the Notes and any Intercreditor Agreement will be available at the specified office of the Issuer.

Governing Law

The Indenture, the Notes and the Note Guarantees, and the rights and duties of the parties thereunder, shall be governed by and construed in accordance with the laws of the State of New York. Any Intercreditor Agreement and the Security Documents and the rights and duties of the parties thereunder will be governed by and construed in accordance with English law.

Consent to Jurisdiction and Service of Process

In relation to any legal action or proceedings arising out of or in connection with the Indenture and the Notes, the Issuer and the Guarantors will in the Indenture irrevocably submit to the jurisdiction of the federal and state courts in the Borough of Manhattan in the City of New York, County and State of New York, United States. The Indenture will provide that the Issuer and each Guarantor, will appoint, on or before the Issue Date, an agent for service of process in any suit, action or proceeding with respect to the Indenture, the Notes and the Note Guarantees brought in any U.S. federal or New York state court located in the City of New York.

Enforceability of Judgments

Since substantially all the assets of the Issuer and the Guarantors are located outside the United States, any judgment obtained in the United States against the Issuer or any Guarantor, including judgments with respect to the payment of principal, premium, interest, Additional Amounts, if any, and any redemption price and any purchase price with respect to the Notes, may not be collectable within the United States.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any other Person or that is assumed in connection with the acquisition of assets from such Person and, in each case, not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such merger, consolidation or acquisition.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) in a Related Business including newly acquired property or assets and improvements of existing property or assets;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreed Security Principles” means the security principles as set out, from time to time, in an annex to the Indenture, as applied mutatis mutandis with respect to the Notes reasonably and in good faith by the Issuer.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(i)	1.0% of the principal amount of such Note; and

(ii)	the excess of (i) the present value on such redemption date of (A) the redemption price of such Note at November 15, 2025 (such redemption price being set forth in the table appearing above under “—Optional Redemption”, exclusive of any accrued and unpaid interest), plus (B) all required remaining scheduled interest payments due on the Notes through November 15, 2025 (but excluding accrued and unpaid interest to the redemption date and assuming all interest payments were made in the form of Cash Interest), in each case computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the principal amount of such Note on such redemption date.

The calculation of the Applicable Premium shall be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate and shall be conclusive in the absence of manifest error. For the avoidance of doubt, the calculation of the applicable premium shall not be the obligation or responsibility of the Trustee or the Paying Agent.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), conveyance, transfer, assignment or any other disposition, or series of related sales, conveyances, transfers, assignments, leases or other dispositions that form part of a common plan by the Issuer or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of any shares of Capital Stock of any Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or any of its Subsidiaries) or any other assets of the Issuer or any of its Restricted Subsidiaries, other than:

(1)	a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	a disposition of cash or Cash Equivalents;

(3)	for purposes of the covenant set forth under “—Covenants—Limitation on Sales of Assets” only, a disposition that constitutes a Restricted Payment permitted by the covenant set forth under “—Covenants—Limitation on Restricted Payments” or a Permitted Investment;

(4)	transactions permitted by the covenant set forth under “—Covenants—Merger and Consolidation—The Issuer” or transactions constituting a Change of Control;

(5)	dispositions in connection with Permitted Liens, foreclosures on assets and any release of claims which have been written down or written off;

(6)	dispositions of obsolete or worn out equipment or equipment that is no longer used or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and which is disposed of in the ordinary course of business;

(7)	any sale, transfer or other disposition of Securitization Assets and related assets in connection with any Qualified Securitization Financing;

(8)	dispositions of inventory and goods of sale in the ordinary course of business and dispositions of vehicles, vehicle parts, vehicle supplies and other related assets in the ordinary course of business;

(9)	the licensing, sublicensing or sale of intellectual property or other intangibles and licenses in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(10)	dispositions of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(11)	the granting of Liens not prohibited by the covenant described above under “—Covenants—Limitation on Liens”;

(12)	dispositions of receivables in connection with the compromise, settlement or collection thereof or surrender or waiver of contract rights or settlement, release of contract, tort or other claim, in each case, in the ordinary course of business;

(13)	dispositions required by law or any governmental authority or agency;

(14)	any exchange of assets for assets related to a Related Business of comparable or greater market value, as determined in good faith by the principal financial officer and the principal executive officer of the Issuer;

(15)	sales, transfers or other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture agreements and similar binding agreements; provided that any cash or Cash Equivalents received in such sale, transfer or disposition is applied in accordance with the covenant described under “—Covenants—Limitation on Sales of Assets”;

(16)	taking by eminent domain, condemnation or any similar action with respect to any property or other assets;

(17)	any enforcement action taken in accordance with any Intercreditor Agreement or any Additional Intercreditor Agreement;

(18)	dispositions of assets the Fair Market Value of which does not exceed £5 million in any transaction or series of related transactions;

(19)	an issuance of Capital Stock by a Restricted Subsidiary to the Issuer or to a Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors of the Issuer;

(20)	dispositions of assets pursuant the sale and leaseback transaction with Geenhous Limited related to the Issuer’s Cold Meece freehold property;

(21)	any disposition of vehicle, vehicle parts, vehicle supplies or other related inventory, including any participations or beneficial interests therein, in connection with any Floor Plan Facility, provided that any such disposition is on then market terms, on an arm’s length basis, in the ordinary course of business;

(22)	the disposition of any assets (including Capital Stock) made in connection with the approval of any applicable antitrust authority or otherwise necessary or advisable in the reasonable determination of the Issuer to consummate any acquisition, provided that any such disposition shall not result in the release of any Guarantee.

“Board of Directors” means (i) with respect to the Issuer or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (ii) with respect to any partnership, the board of directors or other governing body of the general partner, as applicable, of the partnership or any duly authorized committee thereof; (iii) with respect to a limited liability company, the managing member or members or any duly authorized controlling committee thereof; and (iv) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function.

“Business Day” means any day which is a day (other than a Saturday or a Sunday) on which banks are open for general business in New York and London or any place of payment on the Notes.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person (but excluding any debt securities convertible into such equity).

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality of the United States, the United Kingdom or any agency or instrumentality thereof or a member state of the European Union (other than Greece, Ireland, Italy, Portugal or Spain) or any agency or instrumentality thereof (provided, however, that the full faith and credit of the United States, the United Kingdom or such member state of the European Union is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(2)	certificates of deposit, time deposits, Eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank or trust company; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of £250 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long term debt is rated “Baa3” or higher by Moody’s or “BBB−” or higher by Standard & Poor’s or the equivalent rating category of another internationally recognized rating agency;

(3)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) entered into with any bank meeting the qualifications specified in clause (2) of this definition;

(4)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2”or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by an internationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(5)	interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (4) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the Issuer becoming aware of (by way of a report or any other filing pursuant to Section 13(d) of the U.S. Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the U.S. Exchange Act as in effect on the Issue Date) other than a Permitted Holder is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the U.S. Exchange Act as in effect on the Issue Date), directly or indirectly, of more than 50% of the issued and outstanding Voting Stock of the Issuer measured by voting power rather than number of shares;

(2)	the Issuer ceasing to hold 100% of the equity interest in Cazoo Holdings Limited;

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, or consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole to a Person other than the Issuer, one of its Restricted Subsidiaries or a Permitted Holder; or

(4)	the adoption of a plan relating to the liquidation, winding up or other disposition of all or substantially all of assets of the Issuer.

Notwithstanding the foregoing, (1) a transaction will not be deemed to involve a Change of Control solely as a result of the Issuer becoming a direct or indirect wholly-owned subsidiary of a holding company (even if such holding company owns more than 50% of the Voting Stock of the Issuer) if (i) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (ii) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company, (2) the right to acquire Voting Stock (so long as such Person does not have the right to direct the voting of the Voting Stock subject to such right) will not cause a party to be a beneficial owner and (3) any Voting Stock of which any Permitted Holder is the beneficial owner shall not be included in any Voting Stock of which any other person or group is the beneficial owner, unless that person or group is not an Affiliate of a Permitted Holder and has greater voting power with respect to that Voting Stock of such Permitted Holder.

“Collateral” means any and all assets from time to time over which a Lien has been or will be provided on the Issue Date or thereafter pursuant to any Security Document to secure the obligations under the Notes and/or any Notes Guarantee.

“Commodity Agreement” means, with respect to any Person, any commodity or raw material futures contract, commodity or raw materials option, or any other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in the price of commodity or raw materials actually used in the ordinary course of business of such Person.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for such period, plus to the extent deducted in calculating such Consolidated Net Income:

(1)	Fixed Charges for such period; plus

(2)	any amount of tax on profits, gains or income whether paid or accrued by the Issuer and its Restricted Subsidiaries for such period; plus

(3)	any amount attributable to any amortization of the Issuer and its Restricted Subsidiaries (including amortization of any goodwill arising from purchase accounting) and any depreciation of the Issuer and its Restricted Subsidiaries for such period; plus

(4)	the amount of “run rate” cost savings, operating expense reductions and cost synergies related to mergers and other business combinations, acquisitions, divestitures, restructurings, other operating expense reductions, cost savings initiatives and other similar initiatives consummated or implemented after the Issue Date that are reasonably identifiable and factually supportable and projected by the Issuer in good faith to result from actions taken or to be taken within the next twelve months in connection with a merger or other business combination, acquisition, divestiture, restructuring, cost savings initiative or other initiative, net the amount of actual benefits realized during such period from such actions; provided that no cost savings, operating expense reductions and cost synergies shall be added pursuant to this defined term to the extent duplicative of any expenses or charges otherwise added to Consolidated Net Income or Consolidated EBITDA (or included in the calculation of any financial ratio), whether through a pro forma adjustment or otherwise, for such period; plus

(5)	any fees, costs, expenses or charges related to any actual, proposed or contemplated Equity Offering, issuance of warrants, exchange offer, incurrence of Indebtedness permitted to be Incurred by this Indenture (including a refinancing, replacement or restructuring thereof), Investment, acquisition, disposition or recapitalization (whether or not successful), including (i) all fees, expenses or charges (including rating agency fees and related expenses) related to the offer and sale of the Notes, and (ii) any amendment, waiver or other modification of the Notes or any other Indebtedness permitted to be Incurred under this Indenture, in each case, whether or not consummated, to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(6)	(i) the amount of any incurred restructuring charge, accrual or reserve (and adjustments to existing reserves), integration cost or other business optimization expense or cost (including incurred charges directly related to the implementation of cost-savings initiatives) that is deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions or divestitures after the Issue Date, including those related to any severance, retention, signing bonuses, relocation, recruiting and other employee related costs, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employment benefit plans (including any settlement of pension liabilities), systems development and establishment costs, future lease commitments and costs related to the opening and closure and/or consolidation of facilities and to exiting lines of business and consulting fees incurred with any of the foregoing and (ii) incurred fees, costs and expenses associated with acquisition related litigation and settlements thereof; plus

(7)	earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments; plus

(8)	all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in this Offering Memorandum applied in good faith to the extent such adjustments continue to be applicable during the period in which Consolidated EBITDA is being calculated; plus

(9)	the amount of any minority interest expenses deducted in calculating Consolidated Net Income; less

(10)	the following non-cash items taken into account in calculating such Consolidated Net Income:

(a)	income from the release of investment grants for fixed assets, or

(b)	income from appreciation or revaluation of fixed assets.

Notwithstanding the preceding sentence, clauses (2) and (3) relating to amounts of a Restricted Subsidiary of the Issuer will be added to Consolidated Net Income to compute Consolidated EBITDA of the Issuer only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of the Issuer.

“Consolidated Net Income” means, for any period, the profit (loss) for the period of the Issuer and its Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any profit (loss) for the period of any Person (other than the Issuer) if such Person is not a Restricted Subsidiary, except that:

(a)	subject to the limitations contained in clauses (2), (3) and (4) of this definition, the Issuer’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution or return on investment; and

(b)	the Issuer’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Issuer or a Restricted Subsidiary;

(2)	any net after-tax gain (loss) realized upon the sale or other disposition of any asset (including Capital Stock) of the Issuer or its Restricted Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Issuer);

(3)	any net after-tax goodwill impairment;

(4)	the non-cash impact of any capitalized interest on any Subordinated Shareholder Debt;

(5)	the cumulative effect of a change in material accounting principles after the Issue Date;

(6)	any extraordinary gain, loss or charge as determined in good faith by the Issuer;

(7)	any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value or changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(8)	(a) any asset impairments charges or the financial impacts of natural disasters (including fire, flood and storm and related events); or (b)(x) any one-time non-cash charges or amortization or depreciation, or (y) any one-time cash charges, in each case, in relation to any acquisition of, or merger or consolidation with, another Person or business or resulting from any restructuring, reorganization, redundancy or severance;

(9)	[reserved];

(10)	any fees, expenses, charges or other costs related to the issuance of any Capital Stock, or any Permitted Investment, acquisition, disposition, recapitalization or listing or the Incurrence of Indebtedness permitted to be Incurred under the covenant described above under the caption “—Covenants—Limitation on Indebtedness” (including refinancing thereof) whether or not successful, including (i) such fees, expenses or charges related to any Incurrence of Indebtedness issuance and (ii) any amendment or other modification of any documentation for Indebtedness;

(11)	any foreign currency translation gains or losses;

(12)	minority interest expense consisting of subsidiary income attributable to minority equity interests of third parties in any non-wholly owned Restricted Subsidiary in such period or any prior period, except to the extent of dividends declared or paid on, or other cash payments in respect of, Capital Stock held by such parties;

(13)	any expenses, charges, reserves or other costs related to the Transactions;

(14)	any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity-based awards;

(15)	any extraordinary, exceptional, one-off, or nonrecurring loss, charge or expense (including any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense or relocation costs, one-time compensation charges, integration and facilities’ opening costs and other business optimization expenses and operating improvements (including related to new product introductions)), systems development and establishment costs, accruals or reserves (including restructuring and integration costs related to acquisitions after the Issue Date and adjustments to existing reserves), whether or not classified as restructuring expense on the consolidated financial statements, signing costs, retention or completion bonuses, transition costs, costs related to closure/consolidation of facilities, internal costs in respect of strategic initiatives and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities), contract terminations and professional and consulting fees incurred with any of the foregoing; and

(16)	deferred financing costs written off and premium paid or other expenses Incurred directly in connection with any early extinguishment of Indebtedness and any net loss from any write-off or forgiveness of Indebtedness.

“Consolidated Net Leverage Ratio” as of any date of determination, means the ratio of (1) Consolidated Total Net Indebtedness of the Issuer and its Restricted Subsidiaries to (2) the Issuer’s Consolidated EBITDA for the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, with such pro forma adjustments to Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”, except for clause (2) of such definition.

“Consolidated Secured Net Debt Ratio” as of any date of determination, means the ratio of (1) Consolidated Total Net Indebtedness of the Issuer and its Restricted Subsidiaries that is secured by Liens to (2) the Issuer’s Consolidated EBITDA for the most recently ended four full fiscal quarter period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio”.

“Consolidated Total Assets” means the total assets of the Issuer on a consolidated basis based on the most recent quarterly balance sheet available to the Issuer (giving pro forma effect to any acquisitions of assets made after the date of the most recent quarterly balance sheet).

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate principal amount of all outstanding Indebtedness (excluding clause (1)(i) of the definition of “Indebtedness”) of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Qualified Securitization Financings) and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all preferred stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and preferred stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with IFRS. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or preferred stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or preferred stock as if such Disqualified Stock or preferred stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock or preferred stock, such Fair Market Value shall be determined reasonably and in good faith by the Issuer.

“Consolidated Total Net Indebtedness” means, as at any date of determination, Consolidated Total Indebtedness minus available cash and Cash Equivalents that would be stated on a balance sheet of the Issuer and its Restricted Subsidiaries as of such date in accordance with IFRS.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that, in each case, does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facility” means, one or more debt facilities, instruments or arrangements or commercial paper facilities or overdraft facilities or conditions of issue or trust deeds or indentures or note purchase agreements, in each case, with banks, other institutions, funds or investors, providing for revolving credit loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, bonds, notes, debentures or other corporate debt instruments or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under one or more credit or other agreements, conditions of issue, trust deeds, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding or removing Subsidiaries of the Issuer as additional borrowers, companies or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (4) otherwise altering the terms and conditions thereof.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency futures contract, currency option contract, currency derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described above under the caption “—Covenants—Limitation on Sales of Assets”.

“Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Issuer’s Board of Directors who does not have any personal stake in or with respect to such transaction or series of related transactions.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatory redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Issuer or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the date that is 91 days after the earlier of the date (a) of the stated maturity of the Notes or (b) on which there are no Notes outstanding;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that the Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Issuer with the provisions as set forth under “—Repurchase at the Option of Holders upon a Change of Control” and “—Covenants—Limitation on Sales of Assets” and such repurchase or redemption complies with “—Covenants—Limitation on Restricted Payments”.

“DTC” means The Depository Trust Company or any successor thereof.

“Equity Offering” means a bona fide underwritten primary public offering or private placement of Capital Stock (other than Disqualified Stock) of the Issuer or any Holding Company to the extent the proceeds from such offering or private placement are contributed to the Issuer’s ordinary share capital (other than through a Parent Debt Contribution) or are paid to the Issuer as consideration for the issuance of ordinary shares of the Issuer, either (in the case of a public offering):

(1)	pursuant to a flotation on the New York Stock Exchange, Nasdaq or any other nationally Recognized Stock Exchange or listing authority in the United States, the United Kingdom or a member state of the European Union; or

(2)	pursuant to an effective registration statement under the Securities Act (other than a registration statement on Form S-8 or otherwise relating to Capital Stock issued or issuable under any employee benefit plan).

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“Excluded Assets” means, in each case, subject to the Agreed Security Principles:

(1)	(a) vehicles, vehicle parts, supplies or other inventory and related assets which secure or are subject to a negative pledge under Floor Plan Facilities existing on the Issue Date or entered into after the Issue Date (such loans, in each case, permitted under “—Covenants – Limitation on Indebtedness”) and (b) transporter vehicles that secure or are subject to a negative pledge under arrangements used to finance such transporter vehicles, existing on the Issue Date or entered into in the ordinary course of business after the Issue Date (such arrangements, in each case, permitted under “—Covenants – Limitation on Indebtedness”), provided, in each case, no assets under these limbs (a) and (b) shall be deemed to be an Excluded Asset solely as a result of any such Floor Plan Facilities or other arrangements unless (x) such Floor Plan Facility or other arrangement was entered into in the ordinary course of business and (y) the primary purpose of securing or entering into such Floor Plan Facility or other arrangement was not the inclusion of such asset in Excluded Assets;

(2)	any asset or property right of any nature if the grant of such security interest shall constitute or result in (A) the violation of any applicable law; (B) the abandonment, invalidation or unenforceability of such asset or property right or the loss of use of such asset or property right or (C) a breach, termination or default under any or violation of lease, license, contract or agreement existing on the Issue Date or on the date of the acquisition of such asset or property right (other than any property acquired by a Restricted Subsidiary subject to any such contract or other agreement to the extent such contract or other agreement was incurred in contemplation of such acquisition) to the extent that (i) such contracts are permitted to contain such restrictions under provisions of the Indenture and (ii) all reasonable endeavors to obtain consents or waivers to subject any such assets to transaction security shall be used by the relevant security grantor, in each case other than to the extent, and only so long as, such prohibition is not terminated or rendered unenforceable or that any such term would be rendered ineffective pursuant to any applicable law (including insolvency laws) or principles of equity, to which the Issuer or any Guarantor is party; provided, however, that such security interest shall attach immediately at such time as the condition causing such abandonment, invalidation or unenforceability shall be remedied and to the extent severable, shall attach immediately to any portion of such lease, license, contract, property rights or agreement that does not result in any of the consequences specified in clause (A), (B) or (C) above;

(3)	any property right of any nature to the extent that any applicable law or regulation prohibits the creation of a security interest thereon of any relevant jurisdiction or any other applicable law (including insolvency laws or principles of equity) or requires a consent not obtained of any governmental authority pursuant to applicable law;

(4)	any real property owned, leased or operated by the Issuer or any Guarantor, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, and all improvements and appurtenant fixtures thereon; and

(5)	any Capital Stock of any joint venture or subsidiary of the Issuer that is not a Wholly Owned Subsidiary only to the extent and for so long as the terms of the organizational documents pursuant to which such joint venture or subsidiary is organized validly prohibits the creation of a security interest in such Capital Stock (other than to the extent that any such term would be rendered ineffective pursuant to any other applicable law (including Insolvency Laws or principles of equity) and (ii) any Capital Stock in any subsidiary that is not a Restricted Subsidiary;

provided, that notwithstanding anything to the contrary contained above in this definition, (i) if and so long as any asset that was an Excluded Asset ceases to constitute an Excluded Asset pursuant to all of the above clauses (1) through (5), at such time such asset automatically shall become subject to the Lien granted to the Security Agent, and (ii) any proceeds received by the Issuer or any Guarantor from the sale, transfer or other disposition of any Excluded Asset shall constitute Collateral unless such proceeds are themselves subject to the exclusions set forth in clauses (1) through (5) above.

“Existing Notes” means the $630,000,000 Convertible Senior Notes due 2027.

“Existing Notes Indentures” means the indenture dated as of February 16, 2022, between the Issuer, and U.S. Bank Trust Company, National Association, as the trustee, under which the Existing Notes were issued .

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party, determined in good faith by the principal financial officer and the principal executive officer of the Issuer or the Board of Directors of the Issuer.

“Financial Indebtedness” means any Indebtedness described under clauses (1)(a), (1)(b), (1)(e), (1)(f) and (1)(h) of the definition of “Indebtedness”.

“Fixed Charge Coverage Ratio” means as of any date of determination, with respect to the Issuer and its Restricted Subsidiaries, the ratio of (i) the aggregate amount of Consolidated EBITDA for the period of the most recently ended four consecutive full fiscal quarters ending prior to the date of such determination for which consolidated financial statements of the Issuer are available to (ii) Fixed Charges for such four consecutive full fiscal quarters; provided, however, that:

(1)	if the Issuer or any Restricted Subsidiary:

(a)	has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be deemed to be (i) the average daily balance of such Indebtedness during such four quarter period or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four quarter period, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation); or

(b)	has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2)	the pro forma calculation of Fixed Charges shall not give effect to (i) any Indebtedness Incurred on such date of calculation pursuant to the provisions described in the second paragraph described under “—Covenants—Limitation on Indebtedness” (other than for the purposes of the calculation of the Fixed Charge Coverage Ratio under clause (x) thereunder) or (ii) the discharge on such date of calculation of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to the provisions described in the second paragraph described under “—Covenants—Limitation on Indebtedness”;

(3)	if since the beginning of such period the Issuer or any Restricted Subsidiary will have made any Asset Disposition or discontinued any company, division, operating unit, segment, business or line of business or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio includes such a transaction:

(a)	the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)	Fixed Charges for such period shall be reduced by an amount equal to the Fixed Charges directly attributable to any Indebtedness of the Issuer or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Issuer and its continuing Restricted Subsidiaries in connection with such Asset Disposition or discontinuation for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, Fixed Charges for such period shall be reduced by the amount of Fixed Charges directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Issuer and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4)	if since the beginning of such period the Issuer or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Issuer) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, and which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5)	if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) of this definition if made by the Issuer or a Restricted Subsidiary during such period, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Incurrence or discharge of Indebtedness, Asset Disposition or Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations (including, without limitation, in respect of anticipated expense or cost savings and expense or cost synergies relating to any such transaction) shall be determined in good faith by a responsible financial or accounting officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness).

“Fixed Charges” means, with respect to the Issuer and its Restricted Subsidiaries for any period, the sum, without duplication, of:

(1)	the consolidated interest expense (net of interest income) of the Issuer and its Restricted Subsidiaries for such period, whether paid or accrued, including without limitation:

(a)	amortization of debt discount, debt issuance costs, commissions, fees, discounts, prepayment fees, premium or charges and other finance costs in respect of Financial Indebtedness whether paid or payable and depreciation of any such financing costs capitalized during such period (but excluding in each case (x) financing costs such as legal fees, advisory costs, security valuation expenses or similar expenses, (y) any commissions, fees, discounts, prepayment fees, premium, swap termination costs or other charges or payments Incurred in connection with the Transactions and (z) commissions, discounts, yield and other fees and charges related to any Qualified Securitization Financing), and

(b)	the interest portion of any deferred payment obligation with respect to any Financial Indebtedness; plus

(2)	any interest on Indebtedness of another Person that is guaranteed by the Issuer or one of its Restricted Subsidiaries or secured by a Lien on assets of the Issuer or one of its Subsidiaries whether or not such Guarantee or Lien is called upon; plus

(3)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of the Issuer or on any series of preferred stock of any Restricted Subsidiaries of the Issuer other than dividends to the Issuer or a Restricted Subsidiary of the Issuer, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with IFRS; plus

(4)	interest expense attributable to Capitalized Lease Obligations; plus

(5)	non-cash interest expense; plus

(6)	costs associated with Hedging Obligations related to Indebtedness (but excluding any non-cash interest expense or income attributable to the movement in the mark to market valuation thereof); plus

(7)	interest expense capitalized during such period (but excluding such interest on Subordinated Shareholder Debt).

“Floor Plan Facility” means any stocking loan or other similar financing Indebtedness all or substantially all of the net proceeds of which are used to purchase, finance or refinance vehicles and/or vehicle parts, supplies, other inventory or other assets, to be sold or otherwise used in the ordinary course of business of the Issuer and its Subsidiaries.

“GBP” or “£” means British pound, the lawful currency of the United Kingdom.

“GBP Equivalent” means, with respect to any monetary amount in a currency other than GBP, at any time of determination thereof, the amount of GBP obtained by converting such currency other than GBP involved in such computation into GBP at the spot rate for the purchase of GBP with the applicable currency other than GBP as published in the Financial Times in the “Currency and Financial Data” section (or if the Financial Times is no longer published, or if such information is no longer available in the Financial Times, such source as may be selected in good faith by the Issuer) on the date of such determination. Except as expressly provided otherwise, whenever it is necessary to determine whether the Issuer or any of its Restricted Subsidiaries has complied with any covenant or other provision in the Indenture or if there has occurred an Event of Default and an amount is expressed in a currency other than the GBP, such amount will be treated as the GBP Equivalent determined as of the date such amount is initially determined in such non-GBP currency.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Agreements” means any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Hedging Agreement.

“Holder” means, as applied to any Note, or other similar terms (but excluding the term “beneficial holder”), means any Person in whose name at the time a particular Note is registered on the note register.

“Holding Company” means a Parent Entity or any Person of which the Issuer at any time is or becomes a Subsidiary after the Issue Date and any holding companies established by any Permitted Holder for purposes of holding its investment in any Holding Company.

“Holding Company Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Holding Company in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, the Indenture or any other agreement or instrument relating to Indebtedness of the Issuer or any Restricted Subsidiary;

(2)	customary indemnification obligations of any Holding Company owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person to the extent relating to the Issuer and its Subsidiaries;

(3)	obligations of any Holding Company in respect of director and officer insurance (including premiums therefor) to the extent relating to the Issuer and its Subsidiaries;

(4)	fees and expenses payable by any Holding Company in connection with the Transactions;

(5)	reasonable general corporate overhead expenses, including but not limited to (a) professional fees and expenses and other operational expenses of any Holding Company related to the ownership or operation of the business of the Issuer or any of its Restricted Subsidiaries, (b) costs and expenses with respect to any litigation or other dispute relating to the Transactions or the ownership or operations, directly or indirectly, by any Holding Company, (c) any taxes and other fees and expenses required to maintain such Holding Company’s corporate existence and to provide for other ordinary course operating costs, including reasonable customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of such Holding Company and (d) to reimburse reasonable out-of-pocket expenses of the Board of Directors of such Holding Company;

(6)	expenses Incurred by any Holding Company in connection with any sale of Capital Stock or Indebtedness:

(a)	where the net proceeds of such offering or sale are intended to be received by or contributed to the Issuer or a Restricted Subsidiary;

(b)	in a pro-rated amount of such expenses in proportion to the amount of such net proceeds intended to be so received or contributed; or

(c)	otherwise on an interim basis prior to completion of such offering so long as any Holding Company shall cause the amount of such expenses to be repaid to the Issuer or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed; and

(7)	amounts to enable a Holding Company of the Issuer to pay taxes, duties or similar amounts; pay fees, expenses and other costs incurred in acting as, or maintaining its existence as, a Holding Company of the Issuer and its Subsidiaries and/or host of any management incentive scheme or similar arrangement or arising by operation of law or in the ordinary course of administration of its business as a Holding Company of the Issuer; and/or meet substance requirements for tax purposes;

provided, in each case, that such expense relates to the Issuer and its Subsidiaries in the ordinary course of business and has been deducted from Consolidated Net Income as an expense.

“IFRS” means the International Financial Reporting Standards as endorsed by the European Union (a) for purposes of the covenant described under “—Covenants—Reports”, as in effect from time to time and (b) for other purposes of the Indenture, as in effect on the Issue Date. Except as otherwise set forth in the Indenture, all ratios and calculations based on IFRS contained in the Indenture shall be computed in accordance with IFRS as in effect on the Issue Date; provided that at any date after the Issue Date, the Issuer may, by written notice to the Trustee and the Holders, make an election to establish that IFRS means IFRS as in effect on a date that is after the Issue Date and on or prior to the date of such election; provided further that any such election, once made, shall be irrevocable.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for (contingently or otherwise); provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and further provided that for purposes of the first paragraph of the covenant set forth under “—Covenants—Limitation on Indebtedness”, “the obligation to pay the deferred and unpaid purchase price of property” is considered Incurred on the date of signing the related purchase agreement if the delivery and taking title of such property under such purchase agreement is not subject to any conditions within the control of the purchaser and such delivery and taking title of such property will be completed less than six months after the signing of the related purchase agreement. The terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness”

(1)	means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of indebtedness for borrowed money;

(b)	the principal of obligations evidenced by bonds, debentures, notes or other similar instruments;

(c)	all reimbursement obligations in respect of letters of credit, bankers’ acceptances or other similar instruments (except to the extent such reimbursement obligation relates to a trade payable or other obligation not constituting Indebtedness and such obligation is satisfied within 30 days of Incurrence);

(d)	obligations to pay the deferred and unpaid purchase price of property (except trade payables or similar obligations to trade creditors accrued in the ordinary course of business), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto;

(e)	Capitalized Lease Obligations;

(f)	the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchases of any Disqualified Stock or, with respect to any Restricted Subsidiary, preferred stock (but excluding any accrued dividends);

(g)	the principal component of Indebtedness of other Persons to the extent Guaranteed by the Issuer or a Restricted Subsidiary;

(h)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of the Issuer or any Restricted Subsidiary, whether or not such Indebtedness is assumed by the Issuer or any Restricted Subsidiary; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such assets at such date of determination and (b) the amount of such Indebtedness of such other Person; and

(i)	to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time), if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with IFRS. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described in this definition and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

(2)	Notwithstanding the other provisions of this definition, in no event shall the following constitute Indebtedness:

(a)	Subordinated Shareholder Debt;

(b)	in connection with the purchase by the Issuer or any Restricted Subsidiary of any business or product, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business or product after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter;

(c)	indebtedness Incurred by the Issuer or one of the Restricted Subsidiaries in connection with a transaction where (A) such indebtedness is borrowed from a bank or trust company, having a combined capital and surplus and undivided profits of not less than £250 million, whose debt is rated “Baa3” or higher by Moody’s Investors Service Inc or “BBB-“ or higher by Standard & Poor’s Ratings Group, Inc or the equivalent rating category of another internally recognized rating agency and (B) a substantially concurrent Investment is made by the Issuer or a Restricted Subsidiary in the form of cash deposited with the lender of such indebtedness, or a Subsidiary of Affiliate thereof, in an amount equal to such indebtedness;

(d)	Contingent Obligations in the ordinary course of business;

(e)	for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes;

(f)	taxes owed to any government or governmental authority; or

(g)	any guarantee granted by Cazoo Holdings Limited pursuant to section 479C of the Companies Act 2006.

(3)	In addition, “Indebtedness” of any Person shall include Indebtedness described in clause (1) of this definition that would not appear as a liability on the balance sheet of such person if:

(a)	such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(b)	such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(c)	there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(i)	the lesser of (A) the net assets of the General Partner and (B) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(ii)	if less than the amount determined pursuant to the preceding clause (3)(c)(i) of this definition, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced in writing and is for a determinable amount and the related interest expense shall be included in Fixed Charges to the extent actually paid by the Issuer or its Restricted Subsidiaries.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” in any Person means any direct or indirect advance, loan or other extensions of credit (including by way of Guarantee or similar arrangement) (in each case, other than advances, loans or other extensions of credit to customers or suppliers in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. A guarantee of lease obligations of any Subsidiary of the Issuer or other contractual obligations of any Subsidiary of the Issuer shall not be an Investment hereunder.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant set forth under “—Covenants—Limitation on Restricted Payments”, “Investment” shall include the portion (proportionate to the Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a re-designation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to the excess of the Issuer’s “Investment” in such Subsidiary at the time of such re-designation less the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary.

Any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, except as would otherwise be required in relation to the valuation of a Restricted Payment pursuant to the covenant set forth under “—Covenants—Limitation on Restricted Payments” covenant. If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Restricted Subsidiary that were not sold or disposed of.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Rating” means with respect to Fitch Ratings, Inc., a rating of BBB− or higher, with respect to Moody’s Investors Service Inc., a rating of Baa3 or higher and with respect to Standard & Poor’s Ratings Group, Inc., a rating of BBB− or higher.

“Issue Date” means the date on which the Notes will be issued.

“Lien” means any mortgage, pledge, encumbrance, easement, deposit arrangement, security interest, lien or charge of any other kind of security right in rem (including with respect to any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing), whether or not filed, recorded or otherwise perfected under applicable law.

“Limited Condition Acquisition” means any acquisition, including by way of merger, amalgamation or consolidation, by the Issuer or one or more of its Restricted Subsidiaries whose consummation is not conditioned upon the availability of, or on obtaining, third party financing; provided that the Consolidated Net Income (and any other financial term derived therefrom), other than for purposes of calculating any ratios in connection with the Limited Condition Acquisition, shall not include any Consolidated Net Income of or attributable to the target company or assets associated with any such Limited Condition Acquisition unless and until the closing of such Limited Condition Acquisition shall have actually occurred.

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of the Issuer or any Restricted Subsidiary:

(1)	(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such person’s purchase of Capital Stock or Subordinated Shareholder Debt (or similar obligations) of the Issuer, its Subsidiaries with (in the case of this sub-clause (b)) the approval of the Board of Directors of the Issuer;

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office; or

(3)	not exceeding £2 million in the aggregate outstanding at any time.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, and other fees and expenses Incurred, and all taxes required to be paid or accrued as a liability under IFRS as a consequence of such Asset Disposition (after taking into account any available tax credit or deductions);

(2)	all payments made on any Indebtedness which is secured on a higher priority than the Notes by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in any of the Issuer’s Subsidiaries or joint ventures as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts to be provided for by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition required by the terms of the sale agreements to be placed in escrow (A) to provide assurance to the purchaser that the seller will be able to satisfy its indemnification and other obligations with respect to such sale and (B) which escrow is not under the sole control of the Issuer or any of its Subsidiaries; provided, however, that upon the termination of that escrow, Net Available Cash shall be increased by any portion of funds in the escrow that are released to the Issuer or any Restricted Subsidiary.

“Material Company” means (a) the Issuer, (b) each Guarantor, and (c) any Restricted Subsidiary of the Issuer which has EBITDA or revenue representing 5% or more of the EBITDA or revenue of the Issuer and its Subsidiaries on a consolidated basis for the most recently ended quarter for which financial statements are available (and any Restricted Subsidiary of the Issuer which is a holding company of any Restricted Subsidiary identified in this clause (c)).

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions).

“Officer” means, with respect to the Company, any director, the President, the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the Secretary, any assistant Treasurer, any assistant Secretary, any Executive or Senior Vice President, the General Counsel or any Vice President (whether or not designated by a number or numbers or word or words added before or after the title “Vice President”).

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably satisfactory to the intended recipient under the Indenture. The counsel may be an employee of or counsel to the Issuer.

“Parent Debt Contribution” means a contribution to the equity of the Issuer or any of its Restricted Subsidiaries in relation to which dividends or other distributions may be paid pursuant to clause (vi) of the second paragraph under “—Covenants—Limitation on Restricted Payments”.

“Parent Entity” means any direct or indirect parent of the Issuer.

“Pari Passu Indebtedness” means, in the case of the Notes, any Indebtedness of the Issuer that ranks equally in right of payment with the Notes and, in the case of the Guarantors, any Indebtedness of the applicable Guarantor that ranks equally in right of payment to the Note Guarantee of such Guarantor.

“Permitted Collateral Liens” means:

(1)	Liens on the Collateral to secure Indebtedness under the Notes (or the Note Guarantees) issued on the Issue Date and an unlimited principal amount of PIK Interest issued from time to time in payment of accrued interest or Additional Amounts on the Notes (either in the form of an issuance of PIK Notes or by increasing the amount of principal on any Note) but not including any Additional Notes other than PIK Notes issued with respect to Additional Notes otherwise permitted to be Incurred hereunder; provided that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(2)	[reserved];

(3)	Liens on the Collateral securing the Issuer’s or any Restricted Subsidiary’s obligations under Hedging Obligations permitted by clause (vi) of the second paragraph of the covenant set forth under “—Covenants—Limitation on Indebtedness”; provided that all property and assets securing such Indebtedness also secures the Notes and the Note Guarantees on a senior or pari passu basis; provided further that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(4)	[reserved];

(5)	Liens securing Indebtedness Incurred pursuant to the first paragraph of the covenant set forth under “—Covenants—Limitation on Indebtedness”; provided that all property and assets (including, without limitation, the Collateral) securing such Indebtedness also secures the Notes and the Note Guarantees on a senior or pari passu basis; provided further that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(6)	[reserved];

(7)	Liens on the Collateral to secure Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace or discharge, any Indebtedness secured by a Lien on the Collateral pursuant to the preceding clauses (1), (5) or this clause (7); provided that all property and assets (including, without limitation, the Collateral) securing such Refinancing Indebtedness also secures the Notes and the Note Guarantees on a senior or pari passu basis; provided further that each of the parties thereto will have entered into any Intercreditor Agreement or an Additional Intercreditor Agreement;

(8)	[reserved];

(9)	Liens described in clauses (1), (2), (3), (4), (5), (6), (10), (11), (18), (20), (21), (22), (23), (24), (25) and (28) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Security Agent to enforce any Lien over the Collateral.

provided that, any Indebtedness secured by a Permitted Collateral Lien pursuant to the preceding Clause (3) may receive priority over the Notes and the Notes Guarantees as to any proceeds from distressed disposals or enforcement over the Collateral.

“Permitted Holders” means (1) any Person owning or beneficially owning the Existing Notes on the Issue Date prior to giving pro forma effect to the Transactions, (2) any Person acting as underwriter in connection with any public or private offering of Capital Stock of the Issuer or any Holding Company of the Issuer and (3) any Related Person of any of the persons referred to in clauses (1) and (2) above. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investment” means an Investment by the Issuer or any Restricted Subsidiary:

(1)	in the Issuer or a Restricted Subsidiary;

(2)	in a Person, if as a result of such Investment, such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	in Capital Stock, obligations or securities received (i) in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary, (ii) as a result of foreclosure, perfection or enforcement of any Lien, (iii) in satisfaction of judgments or (iv) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(4)	in existence on the Issue Date or made pursuant to legally binding commitments in existence on, the Issue Date, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional Investments;

(5)	(i) in connection with a Qualified Securitization Financing or Floor Plan Facility, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness and (ii) distributions or payments of Securitization Fees and purchases of Securitization Assets or Vehicle Assets in connection with a Qualified Securitization Financing or Floor Plan Facility;

(6)	in the Notes or other Indebtedness of the Issuer or its Restricted Subsidiaries which is Pari Passu Indebtedness;

(7)	in cash and Cash Equivalents;

(8)	acquired by the Issuer or any Restricted Subsidiary in connection with an asset disposition exempted from the definition of “Asset Disposition” or permitted under “—Covenants—Limitation on Sales of Assets” to the extent such Investments are non-cash proceeds or deemed cash proceeds as permitted under such covenant;

(9)	Hedging Obligations, which transactions or obligations are incurred in compliance with the “—Covenants—Limitation on Indebtedness” covenant;

(10)	Guarantees of Indebtedness permitted to be incurred by the covenant described under the “—Covenants—Limitation on Indebtedness” covenant and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business;

(11)	acquired after the Issue Date as a result of the acquisition by the Issuer or any Restricted Subsidiary of another Person (including by way of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described under “—Covenants—Merger and Consolidation”) after the Issue Date; provided that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(12)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Capital Stock (other than Disqualified Stock) of the Issuer or Subordinated Shareholder Debt;

(13)	(a) in Management Advances or (b) in payroll, travel, entertainment, moving related and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business or consistent with past practice;

(14)	taken together with all other Investments made pursuant to this clause (14) and at any time outstanding, in an aggregate amount at the time of such Investment not to exceed the greater of (x) £15 million and (y) 3% of Consolidated EBITDA; provided that if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to “—Covenants—Restricted and Unrestricted Subsidiaries”, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(15)	in connection with any customary cash management, cash pooling or netting or setting-off arrangements entered into in the ordinary course of business (as determined in good faith by the Issuer’s Board of Directors);

(16)	in receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business or consistent with past practice;

(17)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Limitation on Liens”;

(18)	to the extent made using Capital Stock of the Issuer (other than Disqualified Stock);

(19)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions under the covenant described under “Limitation on Affiliate Transactions”;

(20)	consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property or services, in any case, in the ordinary course of business and in accordance with the Indenture;

(21)	(i) Guarantees of Indebtedness, which Indebtedness is not prohibited by the covenant described under “Certain Covenants – Limitation on Indebtedness,” (ii) guarantees, keepwells and similar arrangements in the ordinary course of business (not related to Indebtedness) and (iii) performance guarantees with respect to obligations that are permitted by the Indenture;

(22)	in joint ventures and similar entities and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed the greater of (x) £10 million and (y) 2% of Consolidated Total Assets at the time of such Investment, with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value; and

(23)	Investments by an Unrestricted Subsidiary entered into prior to the day such Unrestricted Subsidiary is redesignated as a Restricted Subsidiary.

“Permitted Liens” means:

(1)	pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance-related obligations, or in connection with bids, tenders, completion guarantees, contracts (other than for the payment of Indebtedness), warranty obligations or leases to which the Issuer or a Restricted Subsidiary is a party, or to secure public or statutory obligations of the Issuer or a Restricted Subsidiary or deposits of cash or Cash Equivalents to secure surety, judgment, performance or appeal bonds (or other similar bonds, instruments or obligations) to which the Issuer or a Restricted Subsidiary is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law;

(3)	Liens for taxes, assessments or other governmental charges which are not overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to IFRS have been made in respect thereof;

(4)	Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of the Issuer or a Restricted Subsidiary in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(6)	Liens arising solely by virtue of banks’ standard business terms and conditions;

(7)	Liens existing on the Issue Date (other than in respect of the Notes and the Note Guarantees);

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(10)	Liens securing Indebtedness or other obligations of the Issuer or any Restricted Subsidiary under a cash pool or similar arrangement owed to a Restricted Subsidiary;

(11)	Liens arising in connection with conditional sale or retention of title arrangements or similar arrangements entered into in the ordinary course of business;

(12)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured; provided, however, that any such Lien is limited to all or part of the same security package that secured the Indebtedness being refinanced and shall rank the same priority as the Indebtedness being refinanced;

(13)	Liens to secure Indebtedness permitted by clause (vi), (ix) (provided that any such Lien in respect of the Indebtedness permitted by clause (ix)(a) shall be limited to the asset financed with such Indebtedness) and (xvi) of the second paragraph of the covenant set forth under “—Covenants—Limitation on Indebtedness”;

(14)	Liens securing any Indebtedness of a Restricted Subsidiary owed to the Issuer or another Restricted Subsidiary, provided that such Liens are subordinated to the Liens securing the Notes;

(15)	[reserved];

(16)	Liens in favor of the Issuer or any Guarantor or, as long as such Lien does not secure any obligation of the Issuer or a Guarantor, any Restricted Subsidiary that is not a Guarantor;

(17)	leases (including operating leases), licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(18)	Liens securing or arising by reason of any netting or set-off arrangement entered into in the ordinary course of banking or other trading activities;

(19)	Liens created for the benefit of (or to secure) the Notes (or any Note Guarantee);

(20)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(21)	limited recourse Liens in respect of the ownership interests in, or assets owned by, any joint ventures which are not Restricted Subsidiaries securing obligations of such joint ventures;

(22)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(23)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Issuer or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto; and (b) any condemnation or eminent domain proceedings affecting any real property;

(24)	Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(25)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(26)	[reserved];

(27)	[reserved];

(28)	Liens granted in connection with any customary cash management, cash pooling or netting or setting-off arrangements entered into in the ordinary course of business (as determined in good faith by the Issuer’s Board of Directors);

(29)	Liens on assets of the Issuer and its Restricted Subsidiaries with respect to obligations not to exceed the greater of (x) £10 million and (y) 2% of Consolidated Total Assets at any time; and

(30)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose.

“Person” means any individual, corporation, company (including, without limitation, an exempted limited company), partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors pursuant to Section 4(a)(2) of the Securities Act or that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale.

“Public Offering” means an Equity Offering of common stock, ordinary shares or other common equity interests or other Capital Stock of the Issuer or any Parent Entity (or any successor of the Issuer or any Parent Entity).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, design, installation, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets or otherwise.

“Qualified Securitization Financing” means any financing pursuant to which the Issuer or any of its Restricted Subsidiaries may sell, convey or otherwise transfer to any other Person or grant a security interest in, any Securitization Assets in any aggregate principal amount equivalent to the Fair Market Value of such Securitization Assets of the Issuer or any of its Restricted Subsidiaries; provided that (a) the covenants, events of default and other provisions applicable to such financing shall be on market terms (as determined in good faith by the Issuer’s Board of Directors or an Officer) at the time such financing is entered into, (b) the interest rate applicable to such financing shall be a market interest rate (as determined in good faith by the Issuer’s Board of Directors or an Officer) at the time such financing is entered into and (c) such financing shall be non-recourse to the Issuer or any of its Restricted Subsidiaries.

“Rating Agencies” means Fitch Ratings, Inc., Moody’s Investors Service Inc. and Standard & Poor’s Ratings Group, Inc.

“Recognized Stock Exchange” means a regulated market operated by any of Euronext, the London Stock Exchange, the Deutsche Börse, the Paris Stock Exchange Group, the Amsterdam Stock Exchange, the New York Stock Exchange, Nasdaq or any successors of the foregoing.

“Refinancing Indebtedness” means Indebtedness that refinances, refunds, replaces or renews any Indebtedness Incurred or existing as permitted under and in compliance with the Indenture; provided, however, that:

(1)	the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced;

(2)	such Refinancing Indebtedness has an aggregate principal amount (or, if issued with original issue discount, an aggregate issue price) that is equal to or less than (i) in the case of Capitalized Lease Obligations related to one or more transporter vehicles or facilities, the original book cost of the Indebtedness being refinanced (plus all accrued interest and the amount of all fees and expenses, including any premiums, Incurred in connection with such refinancing) and (ii) in the case of Indebtedness other than Indebtedness described in clause (i) above, the aggregate principal amount (or, if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus all accrued interest and the amount of all fees and expenses, including any premiums, Incurred in connection with such refinancing);

(3)	if the Indebtedness being refinanced is subordinated in right of payment to the Notes or any Note Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Note Guarantee, as the case may be, on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced;

(4)	if the Indebtedness being refinanced is Indebtedness of the Issuer or a Guarantor, the Refinancing Indebtedness may not be Indebtedness of or Guaranteed by a Restricted Subsidiary that is not a Guarantor; and

(5)	such Refinancing Indebtedness is incurred either by the Issuer or a Guarantor (if the Issuer or a Guarantor was the obligor of the Indebtedness being refinanced, replaced or discharged) or by the Restricted Subsidiary that was the obligor of the Indebtedness being refinanced, replaced or discharged and is Guaranteed only by Persons who were obligors or Guarantors of the Indebtedness being refinanced, replaced or discharged.

“Related Business” means any of the businesses engaged in by the Issuer and its Subsidiaries on the Issue Date, and any services, activities or businesses incidental or directly related or similar thereto, or any line of business or business activity that is a reasonable extension, development, application or expansion thereof or ancillary thereto (including by way of geography or product or service line).

“Related Person” with respect to any Permitted Holder, means:

(1)	any controlling equity holder or Subsidiary of such person;

(2)	in the case of an individual, any spouse, former spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, former spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof;

(3)	any trust, corporation, partnership or other person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiary, stockholders, partners or owners thereof, or persons beneficially holding in the aggregate a majority (or more) controlling interest therein; and

(4)	any investment fund or vehicle managed, sponsored or advised by such person or any successor thereto, or by any Affiliate of such person or any such successor.

“Related Taxes” means:

(1)	any Taxes, including sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar Taxes (other than (x) Taxes measured by income and (y) withholding imposed on payments made by any Holding Company), required to be paid (provided such Taxes are in fact paid) by any Holding Company by virtue of its:

(a)	being incorporated, organized or otherwise being established having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than, directly or indirectly, the Issuer or any of its Subsidiaries);

(b)	issuing or holding Subordinated Shareholder Debt;

(c)	being a holding company, directly or indirectly, of the Issuer or any of its Subsidiaries;

(d)	receiving dividends from or other distributions in respect of the Capital Stock of, directly or indirectly, the Issuer or any of its Subsidiaries; or

(e)	having made any payment in respect to any of the items for which the Issuer is permitted to make payments to any Person pursuant to “—Covenants—Limitation on Restricted Payments”; or

(2)	if and for so long as the Issuer is a member of a group filing a consolidated or combined tax return with any Holding Company, any Taxes measured by income for which such Holding Company is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Issuer and its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Issuer and its Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Issuer and its Subsidiaries.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Payment” means:

(1)	the declaration or payment of any dividend or any distribution (whether made in cash, securities or other property) by the Issuer or any Restricted Subsidiary on or in respect of its Capital Stock (including any payment in connection with any merger, de-merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) other than:

(a)	dividends or distributions payable solely in Capital Stock of the Issuer (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Issuer and dividends or distributions payable solely in Subordinated Shareholder Debt; and

(b)	dividends or distributions payable to the Issuer or a Restricted Subsidiary and, if the Restricted Subsidiary paying such dividends or distributions is not a Wholly Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis;

(2)	the purchase, redemption or other acquisition for value of any Capital Stock (including any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary (other than in exchange for Capital Stock of the Issuer (other than Disqualified Stock));

(3)	the purchase, repurchase, redemption, defeasance or other acquisition for value, prior to scheduled maturity or scheduled repayment of any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Issuer and any Guarantor), other than the purchase, repurchase, redemption, defeasance or other acquisition of any Indebtedness of the Issuer or any Guarantor that is contractually subordinated to the Notes or to any Note Guarantee purchased in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance, other acquisition or scheduled repayment;

(4)	any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Shareholder Debt; or

(5)	the making of any Restricted Investment in any Person.

The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The determination of the Fair Market Value shall be determined conclusively by the Board of Directors or an Officer of the Issuer acting in good faith.

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“Securities Act” means the U.S. Securities Act, as amended and the rules and regulation of the U.S. Securities and Exchange Commission promulgated thereunder.

“Securitization Assets” means any assets subject to a Qualified Securitization Financing, including (a) any accounts receivable, vehicle leases and leased vehicles, or loan receivables, in each case, arising from bona fide, ordinary course vehicle sale transactions with non-Affiliate customers of the Issuer, (b) any securities backed by such accounts receivable, vehicle leases and leased vehicles, or loan receivables and (c) all collateral securing such receivable or asset, all contracts and contract rights in respect of such receivable or asset, guarantees or other obligations in respect of such receivable or asset, and lockbox accounts and records with respect to such account or asset and any other assets customarily transferred (or in respect of which security interests are customarily granted) together with accounts receivable, vehicle leases and leased vehicles, or loan receivables in connection with a securitization, factoring, or receivable sale transaction.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not the Issuer or any of its Restricted Subsidiaries in connection with any Qualified Securitization Financing or Floor Plan Facility.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets or Vehicle Assets in a Qualified Securitization Financing or Floor Plan Facility to repurchase Securitization Assets or Vehicle Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Security Agent” means GLAS Trust Corporation Limited, as security agent pursuant to any Intercreditor Agreement or any successor or replacement security agent acting in such capacity.

“Security Documents” means any agreement or document that provides for a Lien over any Collateral for the benefit of the Holders, the Trustee and the Security Agent in each case as amended or supplemented from time to time.

“Significant Subsidiary” means any Restricted Subsidiary which has total assets or sales representing 5% or more of the total assets or sales of the Issuer and its consolidated Subsidiaries (respectively), in each case, after elimination of any effects of any intra-group transactions, and determined by reference to the most recent audited consolidated financial statements of the Issuer and the most recent audited (if available) or unaudited (if audited statements are not available) unconsolidated financial statements of such Restricted Subsidiary.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subordinated Shareholder Debt” means any Indebtedness provided to the Issuer held by any Holding Company or any Permitted Holder in exchange for or pursuant to any security, instrument or agreement other than Capital Stock, together with any such security, instrument or agreement and any other security or instrument other than Capital Stock issued in payment of any obligation under any Subordinated Shareholder Debt; provided that such Subordinated Shareholder Debt:

(1)	does not (including upon the happening of any event) mature or require any amortization or other payment of principal prior to the first anniversary of the maturity of the Notes (other than through conversion or exchange of any such security or instrument for Capital Stock of the Issuer (other than Disqualified Stock) or for any other security or instrument meeting the requirements of this definition);

(2)	does not (including upon the happening of any event) require the payment of cash interest prior to the first anniversary of the final maturity of the Notes;

(3)	does not (including upon the happening of any event) provide for the acceleration of its maturity nor confers any right (including upon the happening of any event) to declare a default or event of default or take any enforcement action, in each case, prior to the first anniversary of the final maturity of the Notes;

(4)	is not secured by a Lien on any assets of the Issuer or a Restricted Subsidiary and is not Guaranteed by any Subsidiary of the Issuer;

(5)	is subordinated in right of payment to the prior payment in full in cash of the Notes in the event of any default, bankruptcy, reorganization, liquidation, winding up or other disposition of assets of the Issuer;

(6)	does not (including upon the happening of any event) restrict the payment of amounts due in respect of the Notes or compliance by the Issuer with its obligations under the Notes and the Indenture;

(7)	does not (including upon the happening of an event) constitute Voting Stock; and

(8)	is not (including upon the happening of any event) mandatorily convertible or exchangeable, or convertible or exchangeable at the option of the holder, in whole or in part, prior to the date on which the Notes mature other than into or for Capital Stock (other than Disqualified Stock) of the Issuer;

provided, however, that any event or circumstance that results in such Indebtedness ceasing to qualify as a Subordinated Shareholder Debt, such Indebtedness shall constitute an incurrence of such Indebtedness by the Issuer which incurrence will only be permitted to the extent permitted under the provision set forth under “—Covenants—Limitation on Indebtedness”, and any and all Restricted Payments made through the use of the net proceeds from the Incurrence of such Indebtedness since the date of the original issuance of such Subordinated Shareholder Debt shall constitute new Restricted Payments that are deemed to have been made after the date of the original issuance of such Subordinated Shareholder Debt.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election or appointment of directors or managers of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including, without limitation, interest, penalties and other liabilities with respect thereto) that are imposed or collected by any government or other taxing authority.

“Transaction Support Agreement” means that certain Transaction Support Agreement, dated as of September 20, 2023, among the Issuer and the other parties thereto, as such agreement may be amended from time to time.

“Transactions” means the transactions contemplated by the Transaction Support Agreement.

“Treasury Rate” as selected by the Issuer, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two (2) Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data selected by the Issuer in good faith)) most nearly equal to the period from the redemption date to November 15, 2025; provided, however, that if the period from the redemption date to November 15, 2025 is not equal to the constant maturity of a United States Treasury security for which such a yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“U.S. Dollars,” “US$” and the symbol “$” each mean currency of the United States of America.

“U.S. Government Securities” means (1) direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States of America pledges its full faith and credit or (2) an obligation of a person controlled or supervised by and acting as an agency or instrumentality of any such country the payment of which is unconditionally guaranteed as a full faith and credit obligation by such country, which, in either case under the preceding clause (1) or (2), is not callable or redeemable at the option of the issuer thereof.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in the manner provided for under “—Covenants—Restricted and Unrestricted Subsidiaries”; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

“Vehicle Asset” means any vehicles, vehicle parts, vehicle supplies or other related inventory, to be sold or otherwise used in the ordinary course of business of the Issuer and its Restricted Subsidiaries, including any participations or beneficial interests therein.

“Voting Stock” of a corporation or company means all classes of Capital Stock of such corporation or company then outstanding whose holders are normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares or shares required by any applicable law or regulation to be held by a Person other than the Issuer or another Wholly Owned Subsidiary) is owned by the Issuer or another Wholly Owned Subsidiary.

ANNEX C

FORM OF WARRANT AGENCY AGREEMENT

WARRANT AGENCY AGREEMENT, dated as of [_____________], 2023 (this “Agreement”), by and between Cazoo Group Ltd, a Cayman Islands exempted company (the “Company”), and Equiniti Trust Company, LLC, a New York limited liability company (“Equiniti” or the “Warrant Agent”).

WHEREAS, in connection with the distribution on the date hereof by the Company of its Tranche [1][2][3] Warrants to purchase up to [______________] of the Company’s Class A ordinary shares (the “Class A Shares”) (the “Warrants” or the “New Tranche [1][2][3] Warrants”), subject to adjustment as provided herein, the Company desires to issue the Warrants in book-entry form entitling the respective holders of the Warrants upon the terms and subject to the conditions set forth in this Agreement and in the Warrant Certificates (as defined herein) attached hereto;

WHEREAS, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 (File No. 333-274807) (as the same may be amended or supplemented from time to time, the “Registration Statement”) for the registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) of the Warrants and the Class A Shares issuable upon exercise of the Warrants, and the Registration Statement was declared effective by the SEC on [______________], 2023;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in accordance with the terms set forth in this Agreement in connection with the issuance, registration, transfer, exchange, exercise and replacement of the Warrants and, in the Warrant Agent’s capacity as the Company’s transfer agent, the delivery of the Warrant Shares (as defined herein); and

WHEREAS, the Company desires to provide for the provisions of the Warrants, the terms upon which they will be issued and exercised, and the respective rights, limitation of rights and immunities of the Company, the Warrant Agent and the holders of the Warrants, as applicable.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Close of Business” on any given date means 5:00 p.m., prevailing Eastern time, on such date; provided, however, that if such date is not a Business Day it means 5:00 p.m., prevailing Eastern time, on the next succeeding Business Day.

“Person” means an individual, corporation, exempted company association, partnership, limited liability company, joint venture, trust, unincorporated organization, government or political subdivision thereof or governmental agency or other entity.

“Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Class A Shares as in effect on the date of delivery of the Notice of Exercise.

“Trading Day” means any day on which the Class A Shares is traded on the Trading Market.

“Trading Market” means any of the following markets or exchanges on which the Class A Shares is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Shares is then listed or quoted on a Trading Market, the daily volume weighted average price of the Class A Shares for such date (or the nearest preceding date) on the Trading Market on which the Class A Shares is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Class A Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Class A Shares is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Class A Shares are then reported in the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Class A Shares so reported, or (d) in all other cases, the fair market value of a Class A Share as set forth in the most recent Equity Value Determination as defined in the Definitive Certificate (as defined herein).

“Warrant Shares” means the Class A Shares issuable upon exercise of the Warrants.

Section 2. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company with respect to the Warrants in accordance with the express terms and conditions hereof (and no implied terms and conditions), and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the express terms and conditions of this Agreement (and no implied terms or conditions).

Section 3. Form of Warrants.

a. Global Certificate. The Warrants will be registered securities in book-entry form and will initially be evidenced by a global certificate in the form of Exhibit A (the “Global Certificate”) attached to this Agreement, which shall be deposited on behalf of the Company with a custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC. If DTC subsequently ceases to make its book-entry settlement system available for the Warrants, the Company shall instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Company shall instruct the Warrant Agent to provide written instructions to DTC to deliver to the Warrant Agent for cancellation the Global Certificate, and the Company shall instruct the Warrant Agent to deliver to DTC separate certificates in the form attached hereto as Exhibit B evidencing the Warrants (each a “Definitive Certificate” and, together with the Global Certificate, the “Warrant Certificates”) registered as requested through the DTC system. The Definitive Certificates, together with the form of election to purchase Class A Shares (the “Notice of Exercise”) and the form of assignment to be printed on the reverse thereof, shall be substantially in the form of Exhibit B attached hereto.

b. Warrant Register. The Warrant Agent shall maintain books (“Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants, which Warrant Register will be maintained in the United States.

c. Issuance of Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue the Global Certificates and deliver the Warrants in the DTC book-entry settlement system in accordance with written instructions delivered to the Warrant Agent by the Company. Ownership of beneficial interests in the Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained (i) by DTC and (ii) by institutions that have accounts with DTC (each, a “Participant”). If the Company so elects, a Holder will be permitted to elect at any time or from time to time a Warrant Exchange (as defined herein) pursuant to a Warrant Certificate Request Notice (as defined herein). If the Company has so elected, then upon written notice by a Holder to the Warrant Agent and the Company for the exchange of some or all of such Holder’s Warrants held in book-entry form for a Definitive Certificate evidencing the same number of Warrant Shares, which request shall be in the form attached hereto as Annex A (such notice, the “Warrant Certificate Request Notice” and the date of delivery of such Warrant Certificate Request Notice by the Holder, the “Warrant Certificate Request Notice Date” and the actual surrender upon delivery by the Holder of a number of Warrants in the DTC book-entry settlement system for the same number of Warrants evidenced by a Definitive Certificate, a “Warrant Exchange”), the Warrant Agent shall, as promptly as practicable, effect the Warrant Exchange and shall promptly issue and deliver (or cause to be delivered) to the Holder a Definitive Certificate for such number of Warrant Shares in the name set forth in the Warrant Certificate Request Notice. Such Definitive Certificate will be dated the original issue date of the Warrants, will be executed manually or by facsimile or electronic signature by an authorized signatory of the Company and will be in the form attached hereto as Exhibit B. In no event shall the Warrant Agent be liable for the Company’s failure to deliver the Warrant Certificate. The Company agrees that, upon the date of delivery of the Warrant Certificate Request Notice, the Holder shall be deemed to be the holder of the Definitive Certificate and, notwithstanding anything to the contrary set forth herein, the Definitive Certificate shall be deemed for all purposes to contain all of the terms and conditions of the Warrants evidenced by such Definitive Certificate and the terms of this Agreement. A party requesting a Warrant Exchange must provide to the Warrant Agent any evidence of authority that may reasonably be required by the Warrant Agent or the Company.

d. Beneficial Owner; Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent shall deem and treat the person in whose name that Warrant shall be registered on the Warrant Register (each a “Holder” and, collectively, the “Holders,” which terms include a given Holder’s transferees, successors and assigns and, if the Warrants are held in “street name,” the applicable Participant) as the absolute owner of such Warrant for purposes of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Warrant Agent or any agent of the Company or the Warrant Agent from giving effect to any written certification, proxy or other authorization furnished by DTC governing the exercise of the rights of a holder of a beneficial interest in any Warrant. The rights of beneficial owners in a Warrant evidenced by the Global Certificate shall be exercised by the Holder or a Participant through the DTC system, except to the extent set forth herein or in the Global Certificate.

e. Execution. The Warrant Certificates shall be executed on behalf of the Company by any authorized officer of the Company (an “Authorized Officer”), which need not be the same authorized signatory for all of the Warrant Certificates, either manually or by facsimile or electronic signature. The Warrant Certificates shall be countersigned, either manually or by facsimile signature, by an authorized signatory of the Warrant Agent, which need not be the same signatory for all of the Warrant Certificates, and no Warrant Certificate shall be valid for any purpose unless so countersigned. In case any Authorized Officer of the Company that signed any of the Warrant Certificates ceases to be an Authorized Officer of the Company before countersignature by the Warrant Agent and issuance and delivery by the Company, such Warrant Certificates, nevertheless, may be countersigned by the Warrant Agent, issued and delivered with the same force and effect as though the person who signed such Warrant Certificates had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any other person who, at the actual date of the execution of such Warrant Certificate, shall be an Authorized Officer of the Company authorized to sign such Warrant Certificate, although at the date of the execution of this Agreement any such person was not such an Authorized Officer.

f. Registration of Transfer. Subject to the provisions of the Warrants, at any time prior to Close of Business on the Termination Date (as defined herein), a transfer of any Warrants may be registered and any Warrant Certificate or Warrant Certificates may be split up, combined or exchanged for another Warrant Certificate or Warrant Certificates evidencing the same number of Warrants as the Warrant Certificate or Warrant Certificates surrendered. Any Holder desiring to register the transfer of Warrants or to split up, combine or exchange any Warrant Certificate shall make such request in writing delivered to the Warrant Agent, and shall surrender to the Warrant Agent the Warrant Certificate or Warrant Certificates evidencing the Warrants the transfer of which is to be registered or that is or are to be split up, combined or exchanged together with any required form of assignment and certificate duly executed and properly completed by such Holder at the office or offices of the Warrant Agent designated for such purpose and, in the case of registration of transfer, shall provide a signature guarantee (a “Signature Guarantee”) from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association and such other documentation as the Warrant Agent may reasonably request. Thereupon, the Warrant Agent shall countersign and deliver to the person entitled thereto a Warrant Certificate or Warrant Certificates, as the case may be, as so requested. The Company and the Warrant Agent may require payment, by the Holder requesting a registration of transfer of Warrants or a split-up, combination or exchange of a Warrant Certificate (but, for purposes of clarity, not upon the exercise of the Warrants and issuance of Warrant Shares to the Holder), of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with such registration of transfer, split-up, combination or exchange, together with reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto. The Warrant Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made.

g. Loss, Theft and Mutilation of Warrant Certificates. Upon receipt by the Company and the Warrant Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Warrant Certificate, and, in case of loss, theft or destruction, of indemnity or security in customary form and amount satisfactory to the Warrant Agent, and satisfaction of any other reasonable requirements, and reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto, and upon surrender to the Warrant Agent and cancellation of the Warrant Certificate if mutilated, the Warrant Agent shall, on behalf of the Company, countersign and deliver a new Warrant Certificate of like tenor to the Holder in lieu of the Warrant Certificate so lost, stolen, destroyed or mutilated. The Warrant Agent may charge the Holder an administrative fee for processing the replacement of lost Warrant Certificates, which shall be charged only once in instances where a single surety bond obtained covers multiple certificates. The Warrant Agent may receive compensation from the surety companies or surety agents for administrative services provided to them.

h. Proxies. The Holder of a Warrant may grant proxies or otherwise authorize any person, including the Participants and beneficial holders that may own interests through the Participants, to take any action that a Holder is entitled to take under this Agreement or the Warrants; provided, however, that at all times that Warrants are evidenced by a Global Certificate, exercise of those Warrants shall be effected on their behalf by Participants through DTC in accordance with the procedures administered by DTC.

Section 4. Terms and Exercise of Warrants.

a. Initial Exercise Price. Each Warrant will entitle the Holder thereof, subject to the provisions of the applicable Warrant Certificate and of this Agreement, to purchase from the Company the number of Class A Shares, stated therein or recorded as a book-entry position in the Warrant Register, at the initial exercise price of $[______] per whole share, subject to the subsequent adjustments provided by Section 5 hereof and Section 3 of the Definitive Certificate. The term “Exercise Price” as used in this Agreement refers to the price per share at which Class A Shares may be purchased at the time a Warrant is exercised.

b. Exercisability and Duration of Warrants. The Warrants have a five-year term that commences on the date of this Agreement (the “Issue Date”) and ends at the Close of Business on the five year anniversary of the date of issuance (the “Termination Date”; provided that, if the Termination Date is not a Business Day, then the Termination Date will be the next succeeding Business Day). Each Warrant not exercised before the Close of Business on the Termination Date shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the Close of Business on the Termination Date. The Warrants will become exercisable as and to the extent provided in the Definitive Certificate.

c. Notice of Exercisability. The Company shall promptly provide notice to the Warrant Agent of the Exercisability Date (as defined in the Definitive Certificate), and shall further cause related notice to be given to the Holders of the Exercisability Date as and to the extent provided in the Definitive Certificate.

d. Exercise of Warrants.

i. Exercise and Payment.

1. Exercise Procedures. Subject to the provisions of this Agreement and the Warrant Certificates, a Holder of a Definitive Certificate may exercise Warrants evidenced by such Definitive Certificate by delivering to the Warrant Agent a duly executed Notice of Exercise in the form annexed to the Warrant Certificate, in accordance with the procedures of the Warrant Agent and DTC as they may be in effect from time to time. Notwithstanding any other provision in this Agreement, a Holder whose interest in a Warrant is a beneficial interest in a Global Certificate held in book-entry form through DTC (or another established clearing corporation performing similar functions), shall effect exercises by delivering to DTC (or such other clearing corporation, as applicable) the appropriate instruction form for exercise, complying with the procedures to effect exercise that are required by DTC (or such other clearing corporation, as applicable).

2. Deemed Exercise for Purposes of Regulation SHO. The Company hereby acknowledges and agrees that, with respect to a Holder whose interest in a Warrant is a beneficial interest in a Global Certificate held in book-entry form through DTC (or another established clearing corporation performing similar functions), upon delivery of irrevocable instructions to such Holder’s Participant to exercise such Warrants, solely for purposes of Regulation SHO, such Holder shall be deemed to have exercised such Warrants.

3. Payment of Exercise Price. Any Holder exercising a Warrant shall deliver payment of the Exercise Price pursuant to Sections 2(a) and 2(b) of the Definitive Certificate (other than in the case of cashless exercises pursuant to Section 2(c) of the Definitive Certificate) to the Warrant Agent. The Warrant Agent shall forward funds received for Warrant exercises as soon as practicable, but in no event later than the fifth (5th) Business Day of the following month after such funds are received by the Warrant Agent, by wire transfer to an account designated by the Company.

4. Funds Held by Warrant Agent. The Warrant Agent may deposit any funds received by it in connection with this Agreement (the “Warrant Funds”) in one or more accounts maintained by the Warrant Agent in its name as agent for Company with a bank, trust company, or other financial institution (including without limitation, its affiliate American Stock Transfer & Trust Company, LLC, a New York limited liability trust company). The Warrant Funds shall not be used for any purpose except in accordance with the applicable provisions hereof. The Warrant Agent shall not be obligated to pay interest, dividends or earnings to the Company or any other party. If either the Notice of Exercise or the Exercise Price relating to an exercise are received or deemed to be received after the Termination Date, the exercise thereof will be null and void and any funds delivered to the Warrant Agent or the Company (as applicable) will be returned to the Holder or Participant, as the case may be, as soon as practicable.

ii. Termination; Cost Basis. The Warrants will cease to be exercisable and will terminate and become void and callable as set forth in the applicable Warrant Certificate. The Company hereby instructs the Warrant Agent to record cost basis for newly issued Warrant Shares in a manner to be subsequently communicated by the Company in writing to the Warrant Agent.

iii. Issuance of Warrant Shares.

1. The Warrant Agent shall, as promptly as practicable (but in no event later than the Close of Business on the Trading Day following the date of exercise of any Warrant), advise the Company (to the extent known to the Warrant Agent) and the transfer agent and registrar for the Company’s Class A Shares, which on the date hereof is Equiniti (the “Transfer Agent”), in respect of (i) the number of Warrant Shares indicated on the Notice of Exercise as issuable upon such exercise with respect to such exercised Warrants, (ii) the instructions of the Holder or Participant, as the case may be, provided to the Warrant Agent with respect to the delivery of the Warrant Shares and the number of Warrants that remain outstanding after such exercise, and (iii) such other information as the Company or the Transfer Agent shall reasonably request.

2. Upon the Warrant Agent’s receipt, at or prior to the Close of Business on the Termination Date set forth in a Warrant Certificate, of the executed Notice of Exercise, accompanied by payment of the Exercise Price pursuant to Sections 2(a) and 2(b) (other than in the case of cashless exercise pursuant to Section 2(c) of the Definitive Certificate), the Warrant Shares underlying such Warrant shall be issued by the Company and the Warrant Agent shall cause such Warrant Shares to be registered by the Transfer Agent to or upon the order of the Holder of such Warrant, in such name or names as may be designated by such Holder, as provided in the Definitive Certificate, provided that payment of the aggregate Exercise Price (other than in the instance of a cashless exercise) is received by the Company by such date (such date, the “Warrant Share Delivery Date”), as and to the extent provided in the Definitive Certificate.

iv. Valid Issuance. All Warrant Shares issued by the Company upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

v. No Fractional Shares or Scrip. No fractional Warrant Shares or scrip representing fractional shares shall be issued upon the exercise of the Warrants. As to any fraction of a share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall round down to the nearest whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, the Warrant when surrendered for exercise shall be accompanied by the Assignment Form, attached as Annex II to the Definitive Certificate, properly completed and duly executed by the Holder and accompanied by a Signature Guarantee and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall use its best efforts to pay, or procure payment of issue or stamp taxes levied in connection with the issuance of the Warrant or Warrant Shares to the Holder (the “Relevant Taxes”). The Holder agrees to cooperate with the Company and provide all necessary and reasonable information and documentation to the Company in a timely manner (and in any event within ten (10) Business Days of request) to enable the Company to procure payment of any Relevant Taxes and facilitate the making of any necessary filings in respect of Relevant Taxes required to be made within applicable time limits. The Company shall not be liable for any Relevant Taxes or any penalty, fine, surcharge, interest, charge, cost or other similar imposition arising in respect of Relevant Taxes to the extent that such amount arises or is increased as a result of any failure by a Holder to timely provide the Company with any information or documentation reasonably requested pursuant to Section 2(d)(vi) of the Definitive Certificate. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to DTC (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

vii. Date of Issuance. The Company will treat an exercising Holder as a beneficial owner of the Warrant Shares as of the date of exercise of any Warrant solely to the extent provided in Section 5(a) of the Definitive Certificate.

viii. Cashless exercise. Upon receipt of a Notice of Exercise for a cashless exercise, the Warrant Agent will promptly deliver a copy of the Notice of Exercise to the Company to confirm the number of Warrant Shares issuable in connection with such cashless exercise. The Company shall promptly calculate and transmit to the Warrant Agent in a written notice, and the Warrant Agent shall have no duty, responsibility or obligation under this section to calculate, the number of Warrant Shares issuable in connection with any cashless exercise. The Warrant Agent shall be entitled to rely conclusively on any such written notice provided by the Company, and the Warrant Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with such written instructions or pursuant to this Agreement.

ix. Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares issuable in connection with any exercise, the Company shall promptly deliver to the Holder the number of Warrant Shares that are not disputed.

Section 5. Adjustments. The Exercise Price, the number of Warrant Shares issuable upon exercise and the number of Warrants outstanding are subject to adjustment from time to time as provided in Section 3 of the Definitive Certificate. The Company hereby agrees that it will provide the Warrant Agent with reasonable notice of any such adjustments. The Warrant Agent shall have no obligation under any Section of this Agreement to determine whether an event resulting in any such adjustment has occurred or to calculate any of the adjustments set forth herein. All Warrants originally issued by the Company subsequent to any adjustment made to the Exercise Price pursuant to the Definitive Certificate shall evidence the right to purchase, at the adjusted Exercise Price, the number of Warrant Shares, purchasable from time to time hereunder upon exercise of the Warrants, all subject to further adjustment as provided herein and in the Definitive Certificate. Whenever the Exercise Price or the number of Warrant Shares issuable upon the exercise of each Warrant is adjusted, the Company shall (a) promptly prepare a certificate setting forth the Exercise Price of each Warrant as so adjusted and the increase or decrease, if any, in the number of Warrant Shares purchasable at such price upon the exercise of a Warrant, and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Warrant Agent and with the Transfer Agent a copy of such certificate and (c) instruct the Warrant Agent to send a brief summary thereof to each Holder of a Warrant. If the Company requests the Warrant Agent to send such notices, it shall provide the Warrant Agent with a draft notice to be used for this purpose. The Warrant Agent shall be entitled to rely conclusively on, and shall be fully protected in relying on, any certificate, notice or instructions provided by the Company with respect to any adjustment of the Exercise Price or the number of shares issuable upon exercise of a Warrant, or any related matter, and the Warrant Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with any such certificate, notice or instructions or pursuant to this Agreement. The Warrant Agent shall not be deemed to have knowledge of any such adjustment unless and until it shall have received written notice thereof from the Company.

Section 6. Restrictive Legends; Fractional Warrants. In the event that a Warrant Certificate surrendered for transfer bears a restrictive legend, the Warrant Agent shall not register that transfer until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the Warrants must also bear a restrictive legend upon that transfer. The Company shall not issue fractions of Warrants or distribute a Global Certificate or Warrant Certificates that evidence fractional Warrants. Whenever any fractional Warrant would otherwise be required to be issued or distributed, the actual issuance or distribution shall be made in accordance with Section 4(d)(v) of this Agreement. The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the transfer of or delivery of a Warrant Certificate for a fraction of a Warrant. The Company shall not issue fractions of Class A Shares upon exercise of Warrants or distribute share certificates that evidence fractional Class A Shares. Whenever any fraction of a share of Class A Shares would otherwise be required to be issued or distributed, the actual issuance or distribution in respect thereof shall be made in accordance with Section 2(d)(v) of the Definitive Certificate.

Section 7. Other Provisions Relating to the Rights of Holders of Warrants.

a. No Rights as a Shareholder. Except as otherwise specifically provided herein and in accordance with the Warrant Certificates, a Holder, solely in his, her or its capacity as a holder of Warrants, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Agreement be construed to confer upon a Holder, solely in its capacity as the registered holder of Warrants, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of share, reclassification of share capital, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights or rights to participate in new issues of shares, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of Warrants.

b. Reservation of Class A Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Class A Shares pursuant to this Agreement and Section 5(d) of the Definitive Certificate.

Section 8. Concerning the Warrant Agent and Other Matters.

a. Instructions. Any instructions given to the Warrant Agent orally, as permitted by any provision of this Agreement, shall be confirmed in writing by the Company as soon as practicable. The Warrant Agent shall not be liable or responsible and shall be fully authorized and protected for acting, or failing to act, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section 8.

b. Fees and Expenses.

i. Whether or not any Warrants are exercised, for the Warrant Agent’s services as agent for the Company hereunder, the Company shall pay to the Warrant Agent such fees as may be separately agreed between the Company and Warrant Agent and the Warrant Agent’s out of pocket expenses in connection with this Agreement, including, without limitation, the reasonable and documented fees and expenses of the Warrant Agent’s counsel but excluding, in each case, any recoverable value added or similar tax. While the Warrant Agent endeavors to maintain out-of-pocket charges (both internal and external) at competitive rates, these charges may not reflect actual out-of-pocket costs, and may include handling charges to cover internal processing and use of the Warrant Agent’s billing systems.

ii. All amounts owed by the Company to the Warrant Agent under this Agreement are due within thirty (30) days of the invoice date. Delinquent payments are subject to a late payment charge of one and one-half percent (1.5%) per month commencing forty-five (45) days from the invoice date. The Company agrees to reimburse the Warrant Agent for any reasonable attorney’s fees and any other costs associated with collecting delinquent payments.

iii. No provision of this Agreement shall require Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement or in the exercise of its rights.

c. Scope of Obligations. As agent for the Company hereunder the Warrant Agent: (i) shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by the Warrant Agent and the Company; (ii) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of the Warrants or any Warrant Shares; (iii) shall not be obligated to take any legal action hereunder; if, however, the Warrant Agent determines to take any legal action hereunder, and where the taking of such action might, in its judgment, subject or expose it to any expense or liability it shall not be required to act unless it has been furnished with an indemnity reasonably satisfactory to it; (iv) may rely on and shall be fully authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission or other document or security delivered to the Warrant Agent and believed by it to be genuine and to have been signed by the proper party or parties; (v) shall not be liable or responsible for any recital or statement contained in the Registration Statement or any other documents relating thereto; (vi) shall not be liable or responsible for any failure on the part of the Company to comply with any of its covenants and obligations relating to the Warrants, including without limitation obligations under applicable securities laws; (vii) may rely on and shall be fully authorized and protected in acting or failing to act upon the written, telephonic or oral instructions with respect to any matter relating to its duties as Warrant Agent covered by this Agreement (or supplementing or qualifying any such actions) of officers of the Company, and is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Company or counsel to the Company, and may apply to the Company, for advice or instructions in connection with the Warrant Agent’s duties hereunder, and the Warrant Agent shall not be liable for any delay in acting while waiting for those instructions; any applications by the Warrant Agent for written instructions from the Company may, at the option of the Warrant Agent, set forth in writing any action proposed to be taken or omitted by the Warrant Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective; the Warrant Agent shall not be liable for any action taken by, or omission of, the Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than five (5) Business Days after the date such application is sent to the Company, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action, the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted; (viii) may consult with counsel satisfactory to the Warrant Agent, including its in-house counsel, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by it hereunder in good faith and in accordance with the advice of such counsel; (ix) may perform any of its duties hereunder either directly or by or through nominees, correspondents, designees, or subagents, and it shall not be liable or responsible for any misconduct or negligence on the part of any nominee, correspondent, designee, or subagent appointed with reasonable care by it in connection with this Agreement; (x) is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person; and (xi) shall not be required hereunder to comply with the laws or regulations of any country other than the United States of America or any political subdivision thereof.

d. Liability and Disputes.

i. In the absence of gross negligence or willful or illegal misconduct on its part, the Warrant Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall Warrant Agent be liable for special, indirect, incidental, consequential or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if the Warrant Agent has been advised of the possibility of such losses or damages and regardless of the form of action. Any liability of the Warrant Agent will be limited in the aggregate to the amount of fees paid by the Company hereunder. The Warrant Agent shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control or that could not have been prevented even with the exercise of reasonable care, including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, fires, civil disobedience, riots, rebellions, storms, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, earthquakes, floods, acts of God or similar occurrences.

ii. In the event any question or dispute arises with respect to the proper interpretation of the Warrants or the Warrant Agent’s duties under this Agreement or the rights of the Company or of any Holder, the Warrant Agent shall not be required to act and shall not be held liable or responsible for its refusal to act until the question or dispute has been judicially settled (and, if appropriate, it may file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all persons interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to Warrant Agent and executed by the Company and each such Holder. In addition, the Warrant Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the Holders and all other persons that may have an interest in the settlement.

e. Indemnification. The Company covenants to indemnify the Warrant Agent and hold it harmless from and against any loss, liability, claim or expense (“Loss”) arising out of or in connection with the Warrant Agent’s duties under this Agreement, including the costs and expenses of defending itself against any Loss, unless such Loss shall have been determined by a court of competent jurisdiction to be a result of the Warrant Agent’s gross negligence or willful misconduct.

f. Termination. Unless terminated earlier by the parties hereto, this Agreement shall terminate ninety (90) days after the earlier of the Termination Date and the date on which no Warrants remain outstanding (the “Agreement Termination Date”). On the Business Day following the Termination Date, the Warrant Agent shall deliver to the Company any entitlements, if any, held by the Warrant Agent under this Agreement. The Warrant Agent’s right to be reimbursed for fees, charges and out-of-pocket expenses as provided in this Section 8 shall survive the termination of this Agreement.

g. Severability. If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an agreement among the parties to it to the full extent permitted by applicable law.

h. Representations and Warranties of the Company. The Company represents and warrants that: (i) it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation; (ii) the offer and sale of the Warrants and the execution, delivery and performance of all transactions contemplated thereby (including this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the articles of association, bylaws or any similar document of the Company or any indenture, agreement or instrument to which it is a party or is bound; (iii) this Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, binding and enforceable obligation of the Company; (iv) the Warrants will comply in all material respects with all applicable requirements of law; and (v) to the best of its knowledge, there is no litigation pending or threatened as of the date hereof in connection with the offering of the Warrants.

i. Inconsistencies. In the event of inconsistency between this Agreement and the descriptions in a Registration Statement, as either may from time to time be amended, the terms of this Agreement will control. In the event of inconsistency between this Agreement and terms set forth in a Warrant Certificate, the terms of the Warrant Certificate shall control.

j. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. All actions and proceedings relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located within the Borough of Manhattan in the City and State of New York. The Company hereby submits to the personal jurisdiction of such courts and consents that any service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder. EACH OF THE PARTIES HERETO HEREBY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

k. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto. This Agreement may not be assigned, or otherwise transferred, in whole or in part, by either party without the prior written consent of the other party, which the other party will not unreasonably withhold, condition or delay; except that (i) consent is not required for an assignment or delegation of duties by the Warrant Agent to any affiliate of Warrant Agent and (ii) any reorganization, merger, consolidation, sale of assets or other form of business combination by the Warrant Agent or the Company shall not be deemed to constitute an assignment of this Agreement.

l. Amendment. The Company and the Warrant Agent may from time to time supplement or amend this Agreement and all Warrants issuable hereunder without the approval of any Holders in order to: (i) add to the covenants and agreements of the Company for the benefit of the Holders or to surrender any rights or power reserved to or conferred upon the Company in this Agreement; or (ii) to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any other provisions with regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable; provided that such addition or surrender or such change shall not adversely affect the interests of the Holders in any material respect. In addition to the foregoing, with the consent of Holders entitled, upon exercise thereof, to receive not less than a majority of the Warrant Shares issuable pursuant to the Warrant Certificates then outstanding and this Agreement, the Company and the Warrant Agent may modify this Agreement and all Warrants issuable hereunder for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or modifying in any manner the rights of the Holders; provided, however, that no modification of the terms upon which the Warrants are exercisable (including, but not limited to, the provisions set forth in Section 3 of the Definitive Certificate, increasing the Exercise Price or decreasing the number of Warrant Shares issuable upon exercise of the Warrants (except to the extent permitted by Section 3 of the Definitive Certificate), bringing forward the Termination Date (except as expressly provided in the last sentence of Section 3(d) of the Definitive Certificate) or revising the definitions of “Equity Value” and “Equity Hurdle”) or reducing the percentage required for consent to modification of this Agreement may be made without the consent of the Holder of each outstanding Warrant affected thereby. As a condition precedent to the Warrant Agent’s execution of any amendment, the Company shall deliver to the Warrant Agent a certificate from a duly authorized officer of the Company that states that the proposed amendment complies with the terms of this Section 8(l). Notwithstanding anything in this Agreement to the contrary, the Warrant Agent shall not be required to execute any amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No amendment to this Agreement shall be effective unless duly executed by the Warrant Agent. Upon execution and delivery of any supplement or amendment pursuant to this Section 8(l), such amendment will be considered a part of this Agreement for all purposes and every Holder, including Holders of a Definitive Certificate theretofore or thereafter countersigned and delivered hereunder, shall be bound thereby.

m. Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Warrant Shares upon the exercise of Warrants, but the Company may, pursuant to the terms of this Agreement and the Warrant Certificates, require the Holders to pay any transfer taxes in respect of the Warrants or such Warrant Shares. The Warrant Agent may refrain from registering any transfer of Warrants or any delivery of any Warrant Shares unless or until the persons requesting the registration or issuance shall have paid to the Warrant Agent for the account of the Company the amount of such tax or charge, if any, or shall have established to the reasonable satisfaction of the Company and the Warrant Agent that such tax or charge, if any, has been paid.

n. Resignation of Warrant Agent.

i. Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving thirty (30) days’ notice in writing to the Company and the Holders of the Warrants, or such shorter period of time agreed to by the Company. The Company may terminate the services of the Warrant Agent, or any successor Warrant Agent, after giving thirty (30) days’ notice in writing to the Warrant Agent or successor Warrant Agent and the Holders of the Warrants, or such shorter period of time as agreed. If the office of the Warrant Agent becomes vacant by resignation, termination or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent, then the Warrant Agent or any Holder may apply to any court of competent jurisdiction for the appointment of a successor Warrant Agent at the Company’s cost. Pending appointment of a successor to such Warrant Agent, either by the Company or by such a court, the duties of the Warrant Agent shall be carried out by the Company. Any successor Warrant Agent (but not including the initial Warrant Agent), whether appointed by the Company or by such court, shall be a person organized and existing under the laws of any state of the United States of America, in good standing, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed, and except for executing and delivering documents as provided in the sentence that follows, the predecessor Warrant Agent shall have no further duties, obligations, responsibilities or liabilities hereunder, but shall be entitled to all rights that survive the termination of this Agreement and the resignation or removal of the Warrant Agent, including but not limited to its right to indemnity hereunder. If for any reason it becomes necessary or appropriate or at the request of the Company, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

ii. Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent not later than the effective date of any such appointment.

iii. Merger or Consolidation of Warrant Agent. Any person into which the Warrant Agent may be merged or converted or with which it may be consolidated or any person resulting from any merger, conversion or consolidation to which the Warrant Agent shall be a party or any person succeeding to the shareowner services business of the Warrant Agent or any successor Warrant Agent shall be the successor Warrant Agent under this Agreement, without any further act or deed. For purposes of this Agreement, “person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

Section 9. Notices. Notices or demands authorized by this Agreement to be given or made (i) by the Warrant Agent or by the Holder of any Warrant Certificate to or on the Company, (ii) subject to the provisions of Section 8(n) hereof, by the Company or by the Holder of any Warrant Certificate to or on the Warrant Agent or (iii) by the Company or the Warrant Agent to the Holder of any Warrant Certificate, shall be deemed given (a) on the date delivered, if delivered personally, (b) when deposited with Federal Express or another recognized overnight courier, if sent by Federal Express or another recognized overnight courier, (c) when mailed with postage prepaid, if mailed by registered or certified mail (return receipt requested), and (d) the date of transmission, if such notice or communication is delivered via facsimile (with confirmation) or email attachment (other than to the Warrant Agent) at or prior to 5:30 p.m. (New York City time) on a Business Day and (e) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile (with confirmation) or email attachment (other than to the Warrant Agent) on a day that is not a Business Day or later than 5:30 p.m. (New York City time) on any Business Day, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

a. If to the Company, to:

Cazoo Group Ltd

41 Chalton Street

London NW1 1JD

United Kingdom

Attention: Head of Legal

E-mail: legal@cazoo.co.uk

with a copy to (which copy shall not constitute notice):

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue; 31st Floor

New York, NY 10022

Attention: Valerie Ford Jacob

E-mail: valerie.jacob@freshfields.com

b. If to the Warrant Agent, to:

Equiniti Trust Company, LLC

48 Wall Street – 23rd Floor

New York, NY 10005

Attention: Corporate Actions – Warrants

E-mail: ReorgWarrants@equiniti.com

c. If to the Holder of any Warrant Certificate, to the address of such Holder as shown on the registry books of the Company. Any notice required to be delivered by the Company to the Holder of any Warrant Certificate may be given by the Warrant Agent on behalf of the Company. Notwithstanding any other provision of this Agreement, where this Agreement provides for notice of any event to a Holder of any Warrant Certificate, such notice shall be sufficiently given if given to DTC (or its designee) pursuant to the procedures of DTC or its designee.

Section 10. Financial Statements and Other Information.

a. So long as any Warrants are outstanding, the Company shall furnish to the Warrant Agent (and the Warrant Agent shall furnish such to a Holder upon reasonable request by such Holder):

i. within 120 days following the end of each fiscal year of the Company (beginning with the fiscal year ending December 31, 2023), audited consolidated balance sheets of the Company as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Company for the two most recent fiscal years, including complete footnotes to such financial statements and the report of the independent auditors on the financial statements;

ii. within 60 days following the end of each of the first three fiscal quarters in each fiscal year of the Company (beginning with the fiscal quarter ended March 31, 2024), management accounts in respect of such quarter; and

iii. promptly after the occurrence of any material acquisition, disposition or restructuring of the Company and its subsidiaries, taken as a whole, or any changes of the chief executive officer or chief financial officer of the Company or change in auditors of the Company or any other material event that the Company announces publicly, a report containing a description of such event;

provided, however, that the reports set forth in clauses (i), (ii) and (iii) above will not be required to (i) contain any reconciliation to U.S. generally accepted accounting principles or IFRS or (ii) include separate financial statements for any of the Company’s subsidiaries.

b. All financial statements shall be prepared in accordance with IFRS (or, at the Company’s election, US GAAP).

c. For so long as the equity securities of the Company or any holding company thereof are listed on the New York Stock Exchange, Nasdaq or another Trading Market, and the Company or such holding company is subject to the admission and disclosure standards applicable to issuers of equity securities admitted to trading on such exchange, or for so long as the Company or any such holding company is otherwise subject to the reporting requirements of the SEC, then, for so long as it elects, the Company will make available to the Warrant Agent such annual reports, information, documents and other reports that the Company is required to file pursuant to such admission and disclosure standards or SEC filing requirements. Upon complying with the foregoing requirements, the Company will be deemed to have complied with the provisions contained in this covenant. Notwithstanding the foregoing, the Issuer will be deemed to have provided such information to the Warrant Agent, the Holders and beneficial owners of the Warrants and to have complied with the requirements of this covenant if such information referenced above in clauses (i), (ii) and (iii) above has been posted on the Company’s website or filed on EDGAR with the SEC.

d. The Company may comply with any requirement to provide reports or financial statements under this covenant by providing any report or financial statements of a direct or indirect holding company so long as such reports (if an annual, half yearly or quarterly report) (i) meet the requirements (including as to content and time of delivery) of this covenant as if references to the Company therein were references to such holding company and (ii) explains in reasonable detail the differences between the information relating to such holding company, on the one hand, and the information to the Company its subsidiaries on a stand alone basis, on the other hand. Upon complying with the foregoing requirement, the Company will be deemed to have complied with the provisions contained in this covenant.

e. The delivery of any reports, information and documents to the Warrant Agent is for informational purposes only and the Warrant Agent’s receipt of such reports, information or documents shall not constitute actual or constructive knowledge or notice of any information contained therein or determined therefrom, including the Company’s compliance with any of its covenants or obligations hereunder. The Warrant Agent is under no duty to examine such reports, information or documents to ensure compliance with this Section 10 or to ascertain the correctness or otherwise of the information or statements contained therein. The Warrant Agent is entitled to assume such compliance and correctness unless a responsible officer of the Warrant Agent is informed in writing otherwise. The Warrant Agent shall have no responsibility for the filing, timeliness or content of any such reports, information or documents, and the Warrant Agent shall have no duty to participate in or monitor any conference calls or EDGAR or any other website maintained by the Company.

Section 11. Miscellaneous Provisions.

a. Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the Holders any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof.

b. Examination of the Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent designated for such purpose for inspection by any Holder. Prior to such inspection, the Warrant Agent may require any such holder to provide reasonable evidence of its interest in the Warrants.

c. Confidentiality. The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the compensation for services performed hereunder shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

d. Further Assurances. The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing by any party of the provisions of this Agreement.

e. Counterparts. This Agreement may be executed in any number of original, facsimile or electronic counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

f. Effect of Headings. The Section headings herein are for convenience only and are not part of this Agreement and will not affect the interpretation thereof.

(signature page follows)

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

CAZOO GROUP LTD

By:
Name:
Title:

EQUINITI TRUST COMPANY LLC, as Warrant Agent

By:
Name:
Title:

[Signature Page to the Cazoo Group Ltd Warrant Agency Agreement]

ANNEX A

FORM OF WARRANT CERTIFICATE REQUEST NOTICE

WARRANT CERTIFICATE REQUEST NOTICE

To:	Equiniti Trust Company LLC., as Warrant Agent for Cazoo Group Ltd (the “Company”)

The undersigned Holder of Warrants to purchase Class A Shares (“Warrants”) in the form of Global Certificates issued by the Company hereby elects to receive a Definitive Certificate evidencing the Warrants held by the Holder as specified below:

1.	Name of Holder of Warrants in form of Global Certificates:
________________________________________________

2.	Name of Holder in Definitive Certificate (if different from name of Holder of Warrants in form of Global Certificates):
________________________________________________

3.	Number of Warrants in name of Holder in form of Global Certificates:
________________________________________________

4.	Number of Warrants for which Definitive Certificate shall be issued:
________________________________________________

5.	Number of Warrants in name of Holder in form of Global Certificates after issuance of Definitive Certificate, if any:
________________________________________________

6.	Definitive Certificate shall be delivered to the following address:

_________________________________________________

_________________________________________________

_________________________________________________

The undersigned hereby acknowledges and agrees that, in connection with this Warrant Exchange and the issuance of the Definitive Certificate, the Holder is deemed to have surrendered the number of Warrant Shares in the form of Global Certificates in the name of the Holder equal to the number of Warrant Shares evidenced by the Definitive Certificate.

[SIGNATURE OF HOLDER]

Name of Investing Entity:

Signature of Authorized Signatory of Investing Entity:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

EXHIBIT A

[FORM OF GLOBAL WARRANT CERTIFICATE OF

WARRANT TO PURCHASE CLASS A SHARES]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

Certificate No.: [___]	CUSIP No.: [______]
Number of Warrants: [_____]	Issue Date: [_______]

CAZOO GROUP LTD
GLOBAL WARRANT CERTIFICATE
NOT EXERCISABLE AFTER [______], 2028

This certifies that CEDE & CO., or its registered assigns, is the registered owner of the number of Warrants set forth above (the “Warrants”). Each Warrant entitles its registered holder to purchase from CAZOO GROUP LTD, a Cayman Islands exempted company (the “Company”), at any time on or after the Exercisability Date (as defined in the Definitive Certificate (as defined below)) until 5:00 P.M. (New York City time) on the Termination Date (as defined in the Definitive Certificate), one Class A ordinary share, par value $0.20 per share, of the Company (each, a “Warrant Share” and collectively, the “Warrant Shares”), at an initial exercise price of $[____] per share, subject to possible adjustments as provided in the Warrant Agency Agreement (as defined herein) and the Definitive Certificate in the form of Exhibit I attached to this Global Warrant Certificate (the “Definitive Certificate”).

The terms and conditions of the Warrants and the rights and obligations of the holder of this Global Warrant Certificate are set forth in the Definitive Certificate and the Warrant Agency Agreement, dated as of [_____________], 2023 (the “Warrant Agency Agreement”), by and among the Company and Equiniti Trust Company LLC (the “Warrant Agent”), which Definitive Certificate and Warrant Agency Agreement are each hereby incorporated by reference in and made a part of this Global Warrant Certificate. A copy of the Warrant Agency Agreement is available for inspection during business hours at the office of the Warrant Agent. Defined terms used in this Global Warrant Certificate but not defined herein shall have the meanings given to them in the Definitive Certificate or Warrant Agency Agreement. In the event of any discrepancy or inconsistency between the terms and conditions of the Definitive Certificate and the Warrant Agency Agreement, the terms and conditions of the Definitive Certificate shall prevail, govern and control.

The Company and the Warrant Agent may deem and treat the registered Holder(s) hereof as the absolute owner(s) of this Global Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Global Warrant Certificate entitles any holder hereof to any rights of a holder of Class A Shares.

This Global Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of the Warrant Agent.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Global Warrant Certificate to be duly executed as of the date first written above.

CAZOO GROUP LTD

By:
Name:
Title:

Dated: [_____________], 2023

Countersigned:

EQUINITI TRUST COMPANY LLC as Warrant Agent

By:
Name:
Title:

[Signature page to Cazoo Group Ltd Global Warrant Certificate]

Exhibit I to Global Warrant Certificate

Definitive Certificate

(ATTACHED AS EXHIBIT B TO THIS WARRANT AGENCY AGREEMENT)

EXHIBIT B

FORM OF DEFINITIVE CERTIFICATE

TRANCHE [1][2][3] WARRANT

CAZOO GROUP LTD

Warrant Shares: [ ]	Issue Date: [ ], 2023

THIS TRANCHE [1][2][3] WARRANT (this “Warrant”) certifies that, for value received, [ ], or [his/her/its] assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Exercisability Date (as defined herein) and on or prior to 5:00 p.m. (New York City time) on the five-year anniversary of the Issue Date (the “Termination Date”; provided that, if the Termination Date is not a Business Day, then the Termination Date will be the next succeeding Business Day) but not thereafter, to subscribe for and purchase from Cazoo Group Ltd, a Cayman Islands exempted company (the “Company”), up to [_______________] (subject to adjustment hereunder, the “Warrant Shares”) of the Company’s Class A ordinary shares, par value $0.20 per share (the “Class A Shares”). The purchase price of one Class A Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b) hereof and subject to adjustment pursuant hereto. This Warrant shall initially be issued and maintained in the form of a security held in book-entry form and the Depository Trust Company (“DTC”) or its nominee shall initially be the sole registered holder of this Warrant, subject to the Holder’s right to elect to receive a Warrant in certificated form pursuant to the terms of the Warrant Agency Agreement, dated as of [__________], 2023 (the “Warrant Agency Agreement”), by and among the Company and Equiniti Trust Company LLC (the “Warrant Agent”), in the form of the Definitive Certificate attached thereto as Exhibit B, in which case this sentence shall not apply.

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Warrant Agency Agreement.

Section 2. Exercise.

a. Exercise of Warrant.

i. Exercisability Date. This Warrant will become exercisable following the date on which the Company’s Equity Value (as defined herein) reaches $[525 million][1.025 billion][1.5 billion] (the “Equity Hurdle”), as determined pursuant to Section 2(a)(ii) hereof. In addition, this Warrant will automatically become exercisable immediately upon the consummation of a Fundamental Transaction (as defined herein), if an Equity Hurdle has been achieved; provided that upon consummation of such Fundamental Transaction, this Warrant shall no longer be subject to any further adjustment provided in Section 3(h) and such Section 3(h) will cease to have any further effect on this Warrant. The Company shall, promptly following achievement of the Equity Hurdle or completion of a Fundamental Transaction, as applicable, and in any event no later than ten (10) Business Days following the event triggering exercisability, cause notice to be given to the Holder that this Warrant has become exercisable. In lieu of such notice, the Company may provide public notice regarding the exercisability of this Warrant by furnishing a Form 6-K to the SEC (if applicable) or publishing a press release. The date of such Equity Hurdle being achieved or completion of such Fundamental Transaction causing this Warrant to become exercisable is the “Exercisability Date.”

ii. Determination of Equity Value.

1. For so long as the Company has a class of equity securities that is Publicly Traded (as defined herein), Equity Value shall be determined at any time as described in the definition of Equity Value.

2. In the event the Company does not have a class of equity securities that is Publicly Traded, then for as long as this Warrant is outstanding (A) as of the last Business Day for each of the first three quarters in the Company’s fiscal year and no later than twenty (20) Business Days thereafter, the Company’s board of directors (the “Board”) shall determine in good faith the Equity Value and (B) as of the last Business Day of the Company’s fiscal year and no later than twenty (20) Business Days thereafter, an independent nationally-recognized investment bank or valuation firm (an “Appraiser”) engaged by the Board (at the Company’s expense) shall determine the Equity Value (any such determination of Equity Value, an “Equity Value Determination”).

3. In the event that the Company enters into any agreement for any Fundamental Transaction, then solely for purposes of determining whether this Warrant is exercisable in connection therewith, a determination of Equity Value shall be made by an Appraiser as of the date of consummation of such Fundamental Transaction with reference to the consideration payable thereunder to holders of the Class A Shares (on a per share basis); provided that no determination of Equity Value by an Appraiser shall be required in connection with such Fundamental Transaction if the Company is represented by an independent nationally-recognized investment bank or independent financial advisor, in which case the determination of Equity Value will be made in good faith by the Board.

iii. The following terms have the meanings indicated below:

1. “Equity Value” means the aggregate value of the Company’s issued and outstanding share capital as determined at any given point in time, taking into account the Valuation Principles (as defined herein) and without any other adjustments to such valuation; provided that if the Company’s Class A Shares (or any successor class of equity securities) are Publicly Traded, then the Equity Value will be determined solely by reference to the average closing price or average last sale price of the Class A Shares (or, in the absence of a closing or last sale price for a given Trading Day, the average of the best bid and ask prices for that Trading Day) over the twenty (20) consecutive Trading Days immediately preceding any date of determination.

2. “Valuation Principles” means that any determination of Equity Value at a time when the Company does not have a class of equity securities that is Publicly Traded will take into account the relevant facts and circumstances that exist as of the date of determination, including the valuation of companies with similar operating profiles and performance metrics, and without reference to any potential sale of the company as a whole or in part, or any premium thereon; provided that, any determination of Equity Value made in connection with a Fundamental Transaction will be made with reference to the consideration payable thereunder to holders of the Company’s Class A Shares (on a per share basis).

3. “Publicly Traded” means the Class A Shares (or any successor class of equity securities) are then traded or quoted on a nationally-recognized securities exchange, inter-dealer quotation system or over-the-counter market.

iv. Exercise Procedures. Subject to Section 2(e) hereof, exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Exercisability Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto as Annex I (the “Notice of Exercise”), and, unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise, delivery of the aggregate Exercise Price of the Warrant Shares specified in the applicable Notice of Exercise as specified in this Section 2(a). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank, in each case, of immediately available funds (unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise). Except as otherwise expressly provided for herein (including in Section 4(a) hereof), the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise as promptly as practicable after receipt thereof. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof. Notwithstanding the foregoing in this Section 2(a), a holder whose interest in this Warrant is a beneficial interest in certificate(s) representing this Warrant held in book-entry form through DTC (or another established clearing corporation performing similar functions), shall effect exercises made pursuant to this Section 2(a) by delivering to DTC (or such other clearing corporation, as applicable) the appropriate instruction form for exercise, complying with the procedures to effect exercise that are required by DTC (or such other clearing corporation, as applicable), subject to such holder’s right to elect to receive a Warrant in certificated form pursuant to the terms of the Warrant Agency Agreement, in which case this sentence shall not apply.

b. Exercise Price.

i. The initial exercise price per Class A Share under this Warrant shall be $[_____], subject to adjustment as provided herein (the “Exercise Price”).

c. Cashless Exercise.

i. Following the Exercisability Date, this Warrant may be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing ((A-B) * (X)) by (A), where:

(A) =	the fair market value of a Class A Share (or any successor class of equity securities), determined (1) if the Class A Shares are Publicly Traded, with reference to the average closing price or average last sale price of the Class A Shares (or, in the absence of a closing or last sale price for a given Trading Day, the average of the best bid and ask prices for that Trading Day) over the twenty (20) consecutive Trading Days immediately preceding the date of the Notice of Exercise, or (2) if the Class A Shares are not Publicly Traded, using the fair market value per Class A Share set forth in the most recent Equity Value Determination;

(B) =	the Exercise Price of this Warrant, as adjusted hereunder; and

(X) =	the total number of Warrant Shares that the Holder has elected to exercise in the Notice of Exercise if such exercise were by means of a cash exercise rather than a cashless exercise.

If the foregoing calculation results in a negative number, then no Warrant Shares shall be issuable via a cashless exercise.

ii. If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act and based on current interpretations of the U.S. Securities and Exchange Commission, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant.

iii. If (i) the Class A Shares are at the time of any exercise of this Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, or (ii) at the time of any exercise of this Warrant there is no effective registration statement covering the issuance of the Class A Shares issuable upon exercise of the Warrants, the Company may, at its option, (1) require the Holder of this Warrant to exercise this Warrant on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described herein and (2) in the event the Company so elects, the Company shall use its commercially reasonable efforts to register or qualify for sale the Warrant Shares under applicable blue sky laws to the extent an exemption is not available.

iv. Notwithstanding anything herein to the contrary, in no event shall more Warrant Shares than were issuable as of the date of issuance of this Warrant (as such number may be adjusted pursuant to the terms hereof) be issued if the cashless exercise mechanism pursuant to this Section 2(c) is elected by the Holder.

d. Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. The Company shall issue the Warrant Shares to the Holder upon the valid exercise of this Warrant as set out herein and use its commercially reasonable efforts to cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by (A) crediting the account of the Holder’s or its designee’s balance account with DTC through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Transfer Agent is then a participant in such system and either (x) there is an effective registration statement registering the issuance of the Warrant Shares to the Holder or no such registration statement is required or (y) this Warrant is being cashless exercised, and (B) otherwise by the book-entry issuance of the number of Warrant Shares to which the Holder is entitled pursuant to such exercise, registered in the Company’s share register in the name of the Holder or its designee, in each case as promptly as practicable after exercise.

ii. Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iii. Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) hereof within ten (10) Business Days, then the Holder will have the right to rescind such exercise; provided that the Holder has not become entitled to receive any distribution pursuant to Section 5(a) hereof.

iv. [Reserved]

v. No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall round down to the next whole share.

vi. Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Annex II duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall use its best efforts to pay, or procure payment of issue or stamp taxes levied in connection with the issuance of the Warrant or Warrant Shares to the Holder (the “Relevant Taxes”). The Holder agrees to cooperate with the Company and provide all necessary information and documentation to the Company in a timely manner (and in any event within ten (10) Business Days of request) to enable the Company to procure payment of any Relevant Taxes and facilitate the making of any necessary filings in respect of Relevant Taxes required to be made within applicable time limits. The Company shall not be liable for any Relevant Taxes or any penalty, fine, surcharge, interest, charge, cost or other similar imposition arising in respect of Relevant Taxes to the extent that such amount arises or is increased as a result of any failure by a Holder to timely provide the Company with any information or documentation reasonably requested pursuant to this Section 2(d)(vi). The Company shall pay all Transfer Agent fees required for processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for electronic delivery of the Warrant Shares.

Section 3. Certain Adjustments.

a. Share Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a share dividend on all of the outstanding Class A Shares payable in Class A Shares (which, for avoidance of doubt, shall not include any Class A Shares issued by the Company upon exercise of this Warrant or other warrants issued on or about the same date), (ii) subdivides all of the outstanding Class A Shares into a larger number of shares, (iii) combines (including by way of reverse share split or share consolidation) all of the outstanding Class A Shares into a smaller number of shares, or (iv) issues by reclassification of all of the outstanding Class A Shares into any other shares of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Class A Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Class A Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b. Subsequent Rights Offerings. If the Company, at any time while the Warrant is outstanding, shall issue rights, options or warrants to all holders of Class A Shares (and not to the Holder) entitling them to subscribe for or purchase Class A Shares at a price per share less than the closing price on the record date mentioned below, then the Exercise Price shall be multiplied by a fraction, of which the denominator shall be the number of Class A Shares outstanding on the date of issuance of such rights, options or warrants plus the number of additional Class A Shares offered for subscription or purchase, and of which the numerator shall be the number of Class A Shares outstanding on the date of issuance of such rights, options or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered (assuming receipt by the Company in full of all consideration payable upon exercise of such rights, options or warrants) would purchase at such closing price. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights, options or warrants (unless for any reason such contemplated issuance of rights, options or warrants to all holders of Class A Shares is not consummated, in which case any related adjustment will be reversed).

c. Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Class A Shares (and not to the Holder) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Class A Shares, other than (a) Ordinary Cash Dividends (as defined below) or (b) those made by the Company in connection with any distribution of its assets in connection with its liquidation or any insolvency proceeding, scheme of arrangement or similar transaction (any distribution other than as described in (a) and (b), an “Extraordinary Dividend”), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of shareholders entitled to receive such distribution by a fraction of which the denominator shall be the closing price determined as of the record date mentioned above, and of which the numerator shall be such closing price on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness or rights or warrants so distributed applicable to one outstanding share of the Class A Shares, as determined by the Board in good faith. Such adjustment shall be made whenever any Extraordinary Dividend is made and shall become effective immediately after the record date mentioned above. For purposes of this Section 3(c), “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Class A Shares during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed 15% of the Company’s most recent Equity Value Determination (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 3 and excluding cash dividends or cash distributions that resulted in an adjustment to the Exercise Price or to the number of Class A Shares issuable on exercise of each Warrant).

d. Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (or any subsidiary), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the Company’s assets (taken on a consolidated basis) in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Class A Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Class A Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Class A Shares or any compulsory share exchange pursuant to which the Class A Shares is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group (as defined in Section 13(d) of the Exchange Act) of Persons whereby such other Person or group (as defined in Section 13(d) of the Exchange Act) acquires more than 50% of the outstanding Class A Shares (not including any Class A Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, in the case of any such transaction, proper provision shall be made so that, upon the basis and terms and in the manner provided in this Warrant, the Holder, upon the exercise of this Warrant at any time after the consummation of such transaction (subject to terms hereof and the Termination Date), shall be entitled to receive (at the Holder’s option, upon cashless exercise or the payment of the applicable aggregate Exercise Price), in lieu of the Class A Shares issuable upon such exercise as of immediately prior to such consummation, the amount of securities, cash or other property to which the Holder would have been entitled as a holder of Class A Shares upon such consummation if the Holder had exercised the rights represented by this Warrant immediately prior thereto, subject to future adjustments (subsequent to such consummation) pursuant to Sections 3(a), 3(b) and 3(c) hereof (applied after giving effect to any adjustments necessary to reflect such transaction as the Company’s board of directors (or successor thereto) determines in good faith are equitable under such circumstances). If following consummation of a Fundamental Transaction this Warrant is exercisable and the Holder is entitled to receive cash, securities, other property or some combination thereof as a result of such Fundamental Transaction with a fair market value that is greater than the Exercise Price, the Company shall net settle any such subsequent exercises by the Holder. If holders of Class A Shares are given a choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the Warrant Agency Agreement (if applicable) in accordance with the provisions of this Section 3(d) pursuant to written agreements and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of such Successor Entity (or its parent entity) equivalent to the Class A Shares acquirable and receivable upon exercise of this Warrant, and with an exercise price which applies the exercise price hereunder to such shares (but taking into account the relative value of the Class A Shares pursuant to such Fundamental Transaction and the value of such shares, such number of shares and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction). Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant and the Warrant Agency Agreement (if applicable) referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the Warrant Agency Agreement (if applicable) with the same effect as if such Successor Entity had been named as the Company herein. Notwithstanding anything to the contrary in this Warrant, if upon a Fundamental Transaction this Warrant has not become exercisable it shall be automatically cancelled without further action required on the part of the Company; provided that the Company shall promptly give notice following such cancellation by issuing a press release.

e. Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Class A Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Class A Shares (excluding treasury shares, if any) issued and outstanding.

f. Notice to Holder.

i. Adjustment to Exercise Price or Warrant Shares. Whenever the Exercise Price or number of Warrant Shares is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver or, if applicable, cause the Warrant Agent to deliver, to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment, any adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment. In lieu of such notice, the Company may provide public notice thereof by furnishing a Form 6-K to the SEC (if applicable) or publishing a press release.

ii. Notice to Allow Exercise by Holder. If (1) the Company shall declare a dividend (or any other distribution in whatever form) on the Class A Shares, (2) the Company shall declare a redemption of the Class A Shares, or (3) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least ten (10) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating the date on which a record is to be taken for the purpose of such dividend, distribution, or redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Class A Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice (provided the date of such notice is after the Exercisability Date) to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein. In lieu of such notice, the Company may provide public notice thereof by furnishing a Form 6-K to the SEC (if applicable) or publishing a press release.

g. Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

h. [Further Adjustments Based on Equity Value.]1

[USE THE BELOW FOR TRANCHE 1 FORM OF WARRANT]

i. If at any time prior to the Termination Date, the Company’s Equity Value reaches $1.025 billion then the terms of this Warrant, only to the extent it is unexercised at that time, will be adjusted as follows:

1. the number of Warrants Shares will be increased by an amount that is equal to the Holder’s pro rata share of [________] Class A Shares, which pro rata share will be determined based on the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to an adjustment pursuant to this Section 3(h)(i) as a proportion of [________] Class A Shares (such amount being the aggregate number of Class A Shares issuable upon exercise of all of the New Tranche 1 Warrants at the time of issuance); and

2. the Exercise Price of this Warrant will be adjusted to equal $[_____] per share.

ii. If at any time prior to the Termination Date, the Company’s Equity Value reaches $1.5 billion then the terms of this Warrant, only to the extent it is unexercised at that time, will be adjusted as follows:

1. the number of Warrants Shares will be increased by an amount that is equal to the Holder’s pro rata share of [_____] Class A Shares, which pro rata share will be determined based on the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to an adjustment pursuant to this Section 3(h)(ii) as a proportion of [_____] Class A Shares (such amount being the aggregate number of Class A Shares issuable upon exercise of all of the New Tranche 1 Warrants at the time of issuance); and

2. the Exercise Price of this Warrant will be adjusted to equal $[_____] per share.

[USE THE BELOW FOR TRANCHE 2 FORM OF WARRANT]

i. If at any time prior to the Termination Date, the Company’s Equity Value reaches $1.5 billion then the terms of this Warrant, only to the extent it is unexercised at that time, will be adjusted as follows:

1. the number of Warrants Shares will be increased by an amount that is equal to the Holder’s pro rata share of [_____] Class A Shares, which pro rata share will be determined based on the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to an adjustment pursuant to this Section 3(h)(i) as a proportion of [_____] Class A Shares (such amount being the aggregate number of Class A Shares issuable upon exercise of all of the New Tranche 2 Warrants at the time of issuance); and

2. the Exercise Price of this Warrant will be adjusted to equal $[_____] per share.

[1]	NTD: Applicable to Tranche 1 and Tranche 2 warrants (exclude this section from Tranche 3 form of warrant).

Section 4. Transfer of Warrant.

a. Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of the Warrant Agency Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b. New Warrants. If this Warrant is not held in global form through DTC (or any successor depository), this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c. Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 5. Miscellaneous.

a. No Rights as Shareholder Until Issuance; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the issuance of shares upon exercise hereof as set forth in Section 2(d)(i) hereof; provided, that a Holder who has validly exercised this Warrant (in whole or in part) shall be entitled to receive its proportionate share of any distribution to shareholders (as if the shares issuable upon exercise had been issued at the record date therefor) if the record date for such distribution is during the period from the date of exercise of the Warrant and issuance of such shares, and provided that such exercise has not been rescinded pursuant to Section 3(d)(iii) hereof.

b. Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

c. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

d. Authorized Shares. The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Class A Shares a sufficient number of Class A Shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant, inclusive of the adjustment contemplated by Section 3(h) hereof. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Class A Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

e. Jurisdiction. The validity, interpretation, and performance of this Warrant shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company and, by acceptance hereof, the Holder hereby agree that any action, proceeding or claim against it arising out of or relating in any way to this Warrant shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submit to such jurisdiction, which jurisdiction shall be exclusive. The Company and, by acceptance hereof, the Holder, hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenience forum. Any such process or summons to be served upon the Company or the Holder may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 5(h) hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company or the Holder, as applicable, in any action, proceeding or claim.

f. Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws, and that the Company will have no obligation to issue any such Warrant Shares except in circumstances in which the issuance of such Warrant Shares are so registered or exempt from registration.

g. Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Company or the Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies of the other. Without limiting any other provision of this Warrant or the Warrant Agency Agreement, if either the Company or the Holder willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the other, such defaulting party shall pay to the non-defaulting party such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by such non-defaulting party in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h. Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Exercise, shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at 41 Chalton Street London NW1 1JD, United Kingdom, Attention: Head of Legal, email address: legal@cazoo.co.uk, or such other email address or address as the Company may specify for such purposes by notice to the Holders. The Company shall provide the Holder with prompt notice of all actions taken pursuant to this Warrant. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Company. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its subsidiaries, and the Company is obligated to file reports with the SEC, the Company shall simultaneously file such notice with the SEC pursuant to a report on Form 6-K.

i. Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Class A Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j. Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

k. Amendment. This Warrant may be modified or amended or the provisions hereof waived in accordance with Section 8(l) of the Warrant Agency Agreement.

l. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

m. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

n. Warrant Agency Agreement. If this Warrant is held in global form through DTC (or any successor depository), this Warrant is issued subject to the Warrant Agency Agreement. To the extent any provision of this Warrant conflicts with the express provisions of the Warrant Agency Agreement, the provisions of this Warrant will govern and be controlling; provided, however, that the express terms of the Warrant Agency Agreement will control and supersede any provision in this Warrant concerning the rights, duties, obligations, protections, immunities and liability of the Warrant Agent.

(signature page follows)

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

CAZOO GROUP LTD

By:
Name:
Title:

[Signature page to Cazoo Group Ltd Definitive Warrant]

ANNEX I

Notice of Exercise

To:	CAZOO GROUP LTD

41 Chalton Street

London NW1 1JD

United Kingdom

Attn: Head of Legal

legal@cazoo.co.uk

(1)	The undersigned hereby elects to purchase [ ] Class A Ordinary Shares of the Company pursuant to the terms of the attached Warrant (only required if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any. Capitalized terms used herein and not otherwise defined shall have the respective meaning set forth in the Warrant.

(2)	Payment shall take the form of (check applicable box):

☐	in lawful money of the United States; or

☐	the cancellation of such number of Class A Ordinary Shares issuable upon exercise of the Warrant as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Class A Ordinary Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)	Please issue said Class A Ordinary Shares in the name of the undersigned or in such other name as is specified below:

___________________________________________________________________________________

The Class A Ordinary Shares shall be transmitted to the following DWAC Account Number:

___________________________________________________________________________________

___________________________________________________________________________________

[SIGNATURE OF HOLDER]

Name of Investing Entity: ______________________________________________________________________________________________

Signature of Authorized Signatory of Investing Entity: ____________________________________________________

Name of Authorized Signatory: ______________________________________________________________________

Title of Authorized Signatory: _______________________________________________________________________

Date: _________________________________________________________________________________________

ANNEX II

Assignment Form

To assign the foregoing Warrant, execute this form and supply the required information. Do not use this form to purchase shares.

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to:

Name:
(Please Print)

Address:

Phone Number:

Email Address:

Dated:	_______________ ___, ______

Holder’s Signature:

Holder’s Address:

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).